Form 10-K405, Exhibit 13
period 1996-12-31
CALLAWAY GOLF CO /CA
filed 1997-03-31
CIK 837465

                                                                    EXHIBIT 13.1
                                                                    ------------


      Portions of the Callaway Golf Company 1996 Annual Report to Shareholders

Selected Financial Data

(in thousands, except per share data)                                                      Year ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                              1996       1995       1994       1993       1992
--------------------------------------------------------------------------------------------------------------------------------
Statement of Income Data:
Net sales                                                                   $678,512   $553,287   $448,729   $254,645   $132,058
Cost of goods sold                                                           317,353    270,125    208,906    115,458     62,970
--------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                               361,159    283,162    239,823    139,187     69,088
Selling, general and administrative expenses                                 155,177    120,201    106,913     67,118     34,800
Research and development costs                                                16,154      8,577      6,380      3,653      1,585
--------------------------------------------------------------------------------------------------------------------------------
  Income from operations                                                     189,828    154,384    126,530     68,416     32,703
Other income, net                                                              5,767      4,017      2,875      1,184        472
--------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes and cumulative effect of accounting change      195,595    158,401    129,405     69,600     33,175
Provision for income taxes                                                    73,258     60,665     51,383     28,396     13,895
--------------------------------------------------------------------------------------------------------------------------------
  Income before cumulative effect of accounting change                       122,337     97,736     78,022     41,204     19,280
Cumulative effect of accounting change                                                                          1,658
--------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                $122,337   $ 97,736   $ 78,022   $ 42,862   $ 19,280
================================================================================================================================
Earnings per Common Share:
     Income before cumulative effect of accounting change                   $   1.73   $   1.40   $   1.07   $   0.60   $   0.32
     Cumulative effect of accounting change                                                                       .02
--------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                $   1.73   $   1.40   $   1.07   $   0.62   $   0.32
================================================================================================================================
Dividends paid per share                                                    $   0.24   $   0.20   $   0.10   $   0.03

(in thousands)                                                                                     December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                                1996       1995       1994       1993       1992
--------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Cash and cash equivalents                                                   $108,457   $ 59,157   $ 54,356   $ 48,996   $ 20,019
Working capital                                                              250,461    146,871    130,792     83,683     39,363
Total assets                                                                 428,428    289,975    243,622    144,360     68,937
Long-term liabilities                                                          5,109      2,207        610                 3,366
Total shareholders' equity                                                   362,267    224,934    186,414    116,577     49,750

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
When used in this discussion and the financial statements that follow, the words "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company which attempt to advise interested parties of the factors which affect the Company's business, including the discussion under the caption "Certain Factors Affecting the Golf Club Industry and Callaway Golf" in this report, as well as the Company's periodic reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission.
--------------------------------------------------------------------------------

YEARS ENDED DECEMBER 31, 1996 AND 1995

For the year ended December 31, 1996, net sales increased 23% to $678.5 million compared to $553.3 million for the prior year. This increase was attributable primarily to increased sales of Great Big Bertha(R) Drivers, and Great Big Bertha(R) Fairway Woods which were introduced in January 1996, combined with increased sales of Big Bertha(R) Irons. These sales increases were offset by a decrease in net sales of Big Bertha(R) War Bird(R) Metal Woods.

  For the year ended December 31, 1996, gross profit increased to $361.2 million from $283.2 million for the prior year and gross margin increased to 53% from 51%. The increase in gross margin was primarily the result of decreases in component costs and manufacturing labor and overhead costs associated with increased production volume and improved labor efficiencies.

  The Company accrues a provision for warranty expense at the time of sale of its products. Based on the Company's warranty policies and historical rates of product returns, the Company believes its accrual for warranty expense to be adequate.

  Selling expenses increased to $80.7 million in 1996 from $64.3 million in 1995. The $16.4 million increase was primarily due to increased tour endorsement, TV advertising and employee compensation expenses. As a percentage of net sales, selling expenses remained constant at 12%.

  General and administrative expenses increased to $74.5 million in 1996 from $55.9 million in 1995. The $18.6 million increase was related primarily to increased employee compensation and benefits, consulting costs associated with the Company's business development initiatives and increases in computer support and other general and administrative expenses. As a percentage of net sales, general and administrative expenses increased to 11% from 10%.

  Research and development expenses increased to $16.2 million in 1996 as compared to $8.6 million in 1995. This increase resulted from increased staffing and operational expenses consistent with the Company's efforts to pursue potential new business opportunities and the continued focus on developing core products.

  Net interest income increased to $5.0 million in 1996 compared to $3.5 million in 1995. The increase in interest income was due to the investment of higher average cash balances.

YEARS ENDED DECEMBER 31, 1995 AND 1994

For the year ended December 31, 1995, net sales increased 23% to $553.3 million compared to $448.7 million for the prior year. This increase was attributable to sales of Great Big Bertha(R) Drivers, which were initially announced at the PGA International Show in August of 1994, and for which shipments, in significant quantities, began in March 1995. also contributing to the growth in net sales were increased sales of Big Bertha(R) Metal Woods with the War Bird(R) soleplate and Big Bertha(R) Irons.

  For the year ended December 31, 1995, gross profit increased to $283.2 million from $239.8 million for the prior year, and gross margin decreased to 51% from 53%. The decrease in gross margin was related to increased labor and overhead costs associated with the Company's inventory reduction program, increased sales discounts related to the Company's improved Big Bertha(R) Iron "demo" sales program and price concessions offered to customers during the fourth quarter of 1995 in anticipation of the introduction of new products in 1996, and increases in the sales of irons, which had a lower margin as a percentage of net sales than metal woods.

  The Company accrues a provision for warranty expense at the time of sale of its products. Based on the Company's warranty policies and historical rates of product returns, the Company believes its accrual for warranty expense to be adequate.

  Selling expenses increased to $64.3 million in 1995 from $59.1 million in 1994. The $5.2 million increase was due to increased tour endorsement expenses, TV advertising, and sales salaries and commissions expense. As a percentage of net sales, selling expenses decreased to 12% from 13%, primarily attributable to management's efforts to control its operating expenses.

  General and administrative expenses increased to $55.9 million in 1995 from $47.8 million in 1994. The $8.1 million increase was primarily related to increased employee compensation commensurate with the overall growth of the Company's operations combined with an increase in depreciation expense associated with the larger depreciable asset base as compared to 1994. These increases were partially offset by decreases in the accrual for the allowance for doubtful accounts and in legal expenses. As a percentage of net sales, general and administrative expenses decreased to 10% from 11%, primarily attributable to management's efforts to control its operating expenses.

  Research and development expenses increased to $8.6 million in 1995 as compared to $6.4 million in 1994. This increase resulted from personnel and facilities expansion, including creation of a shaft development department.

  Net interest income amounted to $3.5 million in 1995 compared to $2.5 million in 1994. The increase in interest income was due to the investment of higher average cash balances along with higher interest rates during 1995.

CERTAIN FACTORS AFFECTING THE GOLF CLUB INDUSTRY AND CALLAWAY GOLF

The Company believes that the growth rate in the golf equipment industry in the United States has been modest for the past several years, and this trend is likely to continue through 1997. Sales of all golf clubs in Japan, the world's second largest consumer of golf clubs next to the United States, appeared to be stabilizing during early 1996, but recent trends indicate the market may be declining. Although demand for the Company's products has been generally strong during the year ended December 31, 1996, no assurances can be given that the demand for the Company's existing products or the introduction of new products will continue to permit the Company to experience its historical growth or maintain its historical profit margin. Additionally, given the Company's current size and market position, it is possible that further market penetration will prove more difficult.

  In the golf equipment industry, sales to retailers are generally seasonal due to lower demand in the retail market in the cold weather months covered by the fourth and first quarters. Although the Company's business generally follows this seasonal trend, the success of the Company over the past several years has tended to mitigate the impact of seasonality on the Company's operating results. However, in recent years, the Company's operating results have been more significantly affected by seasonal buying trends and we expect this trend to continue.

  The market in which the Company does business is highly competitive, and is served by a number of well established and well financed companies with recognized brand names. Several companies introduced new products in 1996 (e.g.:
Ping "ISI" Irons, Taylor Made "Burner Bubble Shaft" Irons, Cobra "Ti" Titanium Metal Woods, "King Cobra II" Irons and Armour "Ti 100" Irons) that have generated increased market competition. Others increased their marketing activities with respect to existing products in 1996. While the Company believes that its products and its marketing efforts continue to be competitive, there can be no assurance that actions by others will not negatively impact the Company's future sales.

  Additionally, the golf club industry, in general, has been characterized by widespread imitation of popular club designs. A manufacturer's ability to compete is in part dependent upon its ability to satisfy various subjective requirements of golfers, including the golf club's look and "feel", and the level of acceptance that the golf club has among professional and other golfers. The subjective preferences of golf club purchasers may also be subject to rapid and unanticipated changes. There can be no assurance as to how long the Company's golf clubs will maintain market acceptance.

  The Company believes that the introduction of new, innovative golf equipment will be important to its future success. As a result, the Company faces certain risks associated with such a strategy. For example, new models and basic design changes in golf equipment are frequently met with consumer rejection. In addition, prior successful designs may be rendered obsolete within a relatively short period of time as new products are introduced into the marketplace. New designs must satisfy the standards established by the United States Golf Association ("USGA") and the Royal and Ancient Golf Club of St. Andrews ("R&A") because these standards are generally followed by golfers within their respective jurisdictions. There is no assurance that new designs will receive USGA and/or R&A approval, or that existing USGA and/or R&A standards will not be altered in ways that adversely affect the sales of the Company's products. Moreover, the Company's new products have tended to incorporate significant new innovations in design and manufacture, which have resulted in increasingly higher prices for the Company's products relative to products already in the marketplace. There can be no assurance that a significant percentage of the public will always be willing to pay such prices for golf equipment. Thus, although the Company has achieved certain successes in the introduction of its golf clubs in the past, no assurances can be given that the Company will be able to continue to design and manufacture golf clubs that achieve market acceptance in the future.

  The Company is dependent on a limited number of suppliers for its club heads and shafts. In addition, some of the Company's products require specifically developed techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. Consequently, if any significant delay or disruption in the supply of these component parts occurs, it may have a material adverse effect on the Company's business.

  The Company has an active program of enforcing its proprietary rights against companies and individuals who market or manufacture counterfeits and "knock off" products, and aggressively asserts its rights against infringers of its patents, trademarks, and trade dress. However, there is no assurance that these efforts will reduce the level of acceptance obtained by these infringers. Additionally, there can be no assurance that other golf club manufacturers will not be able to produce successful golf clubs which imitate the Company's designs without infringing any of the Company's patents, trademarks, or trade dress.

  The Company continues to experience high levels of unauthorized distribution of its products (i.e., products sold by the Company to authorized distributors being ultimately sold at retail by unauthorized distributors). The Company is making further efforts to reduce this unauthorized distribution of its products in both domestic and international markets. While efforts to reduce unauthorized distribution have had only limited success to date, these efforts could result in an increase in sales returns over historical levels, and/or a potential decrease in sales to those customers who are selling Callaway(R) products to unauthorized distributors.

  An increasing number of the Company's competitors have, like the Company itself, sought to obtain patent, trademark or other protection of their proprietary rights and designs. From time to time others have or may contact the Company to claim that they have proprietary rights which have been infringed by the Company and/or its products. The Company evaluates any such claims and, where appropriate, has obtained or sought to obtain licenses or other business arrangements. To date, there have been no interruptions in the Company's business as the result of any claims of infringement. No assurance can be given, however, that the Company will not be adversely affected by the assertion of intellectual property rights belonging to others. This effect could include alteration of existing products, withdrawal of existing products and delayed introduction of new products. Such effect may have a material adverse impact on the Company.

  During 1995, the Company began to evaluate opportunities in and outside of the golf equipment industry. Such ventures will present new challenges for the Company and there can be no assurance that these activities will be successful. Two of these opportunities identified by the Company relate to the Company's acquisition of selected foreign distributors and the golf ball business. The Company's management believes that controlling the distribution of its products throughout the world will be a key element in the future growth and success of the Company. Executing a business strategy to achieve this has and will result in additional investments in inventory, accounts receivable, corporate infrastructure and facilities. It could also result in disruptions in the distribution of the Company's products in some areas. There can be no assurance that the acquisition of the Company's foreign distributors will achieve these stated goals, and it is possible that the attempt to do so will adversely affect the Company's business.

  In June 1996, the Company formed Callaway Golf Ball Company, a wholly owned subsidiary of Callaway Golf Company, for the purpose of designing, manufacturing and selling golf balls. The Company has previously licensed the manufacture and distribution of a golf ball product in Japan and Korea. The Company also distributed a golf ball under the trademark "Bobby Jones". These golf ball ventures were not commercially successful. At this time, it has not been determined whether Callaway Golf Ball Company will enter the golf ball business by developing a new product, by acquiring an existing golf ball manufacturer, by participating in a joint venture with another company, or by a combination of these factors. This business is in the early stages of development. It is expected, however, that it will have a negative impact on the Company's future cash flow and income from operations for several years. The Company believes that factors affecting the golf equipment industry described above, including growth rate in the golf equipment industry, seasonality and new product introduction will also apply to the golf ball business. There can be no assurance if and when a successful golf ball product will be developed or that the Company's investment will ultimately be realized. In addition, the golf ball business is highly competitive with a number of well established and well financed competitors including Titleist, Spalding, Sumitomo Rubber Industries, Bridgestone and others. These competitors have established market share in the golf ball business which will need to be penetrated in order for the Company's golf ball business to be successful.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, cash and cash equivalents increased to $108.5 million from $59.2 million at December 31, 1995, due to cash flows from operations of $74.7 million, a tax benefit of $14.2 million related primarily to the exercise of non-qualified stock options, Common Stock transactions totaling $12.3 million, offset by $35.9 million of net capital expenditures and $16.0 million related to dividend payments. The Company has available a $50.0 million line of credit and it anticipates that its existing capital resources and cash flow generated from future operations will enable it to maintain its current level of operations and its planned operations including capital expenditures for the foreseeable future.

  Net capital expenditures for the years ended December 31, 1996 and 1995 were $35.9 million and $29.5 million, respectively. The increase in capital expenditures for the year ended December 31, 1996 over 1995 was primarily attributable to the purchase of computer and manufacturing equipment, various building and facility improvements and the Company's purchase of land and a building intended for research and development expansion.

CONSOLIDATED BALANCE SHEET


(in thousands, except share and per share data)                                 December 31,
--------------------------------------------------------------------------------------------------
                                                                            1996           1995
--------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                $ 108,457    $  59,157
  Accounts receivable, net                                                    74,477       73,906
  Inventories, net                                                            98,333       51,584
  Deferred taxes                                                              25,948       22,688
  Other current assets                                                         4,298        2,370
--------------------------------------------------------------------------------------------------
     Total current assets                                                    311,513      209,705
Property, plant and equipment, net                                            91,346       69,034
Other assets                                                                  25,569       11,236
--------------------------------------------------------------------------------------------------
                                                                           $ 428,428    $ 289,975
==================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                                    $  14,996    $  26,894
  Accrued employee compensation and benefits                                  16,195       10,680
  Accrued warranty expense                                                    27,303       23,769
  Income taxes payable                                                         2,558        1,491
--------------------------------------------------------------------------------------------------
     Total current liabilities                                                61,052       62,834

Long-term liabilities (Note 6)                                                 5,109        2,207

Commitments (Note 7)

Shareholders' equity:
  Preferred Stock, $.01 par value, 3,000,000 shares authorized, none issued and outstanding at December 31, 1996 and 1995
  Common Stock, $.01 par value, 240,000,000 shares authorized,
    72,855,222 and 70,912,129  issued and outstanding at
    December 31, 1996 and 1995 (Note 4)                                          729          709
  Paid-in capital                                                            278,669      214,846
  Unearned compensation                                                       (3,105)      (2,420)
  Retained earnings                                                          238,349      131,712
  Less: Grantor stock trust (5,300,000 shares at December 31, 1996          (152,375)    (119,913)
      and 1995) at market (Note 4)
--------------------------------------------------------------------------------------------------
     Total shareholders' equity                                              362,267      224,934
--------------------------------------------------------------------------------------------------
                                                                           $ 428,428    $ 289,975
===================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME


 (in thousands, except per share data)                     Year ended December 31,
------------------------------------------------------------------------------------------------
                                                   1996              1995              1994
------------------------------------------------------------------------------------------------
Net sales                                  $678,512   100%   $553,287   100%   $448,729   100%
Cost of goods sold                          317,353    47%    270,125    49%    208,906    47%
------------------------------------------------------------------------------------------------
  Gross profit                              361,159    53%    283,162    51%    239,823    53%

Selling expenses                             80,701    12%     64,310    12%     59,065    13%
General and administrative expenses          74,476    11%     55,891    10%     47,848    11%
Research and development costs               16,154     2%      8,577     2%      6,380     1%
------------------------------------------------------------------------------------------------
  Income from operations                    189,828    28%    154,384    28%    126,530    28%

Interest and other income, net                5,767             4,017             2,875
------------------------------------------------------------------------------------------------
Income before income taxes                  195,595    29%    158,401    29%    129,405    29%
Provision for income taxes                   73,258            60,665            51,383
------------------------------------------------------------------------------------------------
  Net income                               $122,337    18%   $ 97,736    18%   $ 78,022    17%
=================================================================================================
Earnings per common share                     $1.73             $1.40             $1.07

Common equivalent shares                     70,661            69,855            73,104

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS



(in thousands)                                                                                          Year ended December 31,
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   1996          1995         1994
------------------------------------------------------------------------------------------------------------------------------------


Cash flows from operating activities:
 Net income                                                                                   $  122,337    $   97,736    $ 78,022
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                                   12,691        10,778       6,184
  Non-cash compensation                                                                            4,194         2,027       2,070

 Increase (decrease) in cash resulting from changes in:
  Accounts receivable, net                                                                         3,510       (43,923)    (12,400)
  Inventories, net                                                                               (44,383)       22,516     (45,045)
  Deferred taxes                                                                                  (4,420)        4,978     (11,737)
  Other assets                                                                                   (12,889)       (6,573)     (4,531)
  Accounts payable and accrued expenses                                                          (15,395)        9,227       5,569
  Accrued employee compensation and benefits                                                       2,031         1,322       3,247
  Accrued warranty expense                                                                         3,534         5,587       8,451
  Income taxes payable                                                                               626        (9,845)     11,372
  Other liabilities                                                                                2,902         1,597         610
-----------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by operating activities                                                        74,738        95,427      41,812
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Capital expenditures                                                                            (35,352)      (29,510)    (26,137)
 Sale of fixed assets                                                                                 72            55
 Acquisition of a business, net of cash acquired                                                    (610)
------------------------------------------------------------------------------------------------------------------------------------

 Net cash used in investing activities                                                           (35,890)      (29,455)    (26,137)
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
 Issuance of Common Stock                                                                         12,258         7,991       5,050
 Retirement of Common Stock                                                                                    (67,022)    (14,942)
 Tax benefit from exercise of stock options                                                       14,244        11,236       6,410
 Dividends paid, net                                                                             (16,025)      (13,350)     (6,850)
-----------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) financing activities                                              10,477       (61,145)    (10,332)
-----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                              (25)          (26)         17
-----------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                         49,300         4,801       5,360
Cash and cash equivalents at beginning of year                                                    59,157        54,356      48,996
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                      $  108,457    $   59,157    $ 54,356
====================================================================================================================================



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


(in thousands)                                          Common Stock
-----------------------------------------------------------------------------------------------------------------------------------

                                                                            Paid-in      Unearned   Retained
                                                    Shares    Amount        Capital  Compensation   Earnings    GST           Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                          67,590   $   677        $ 60,398    $ (2,591)  $ 58,093                $116,577

 Exercise of stock options                           1,410        13           5,045                     (8)                  5,050
 Tax benefit from exercise of stock options                                    6,410                                          6,410
 Compensatory stock options                                                    3,114      (1,079)                             2,035
 Compensatory stock                                      2                        35                                             35
 Stock retirement                                     (907)      (10)                               (14,932)                (14,942)
 Cash dividends                                                                                      (6,850)                 (6,850)
 Equity adjustment from foreign currency                                                                 77                      77
 Net income                                                                                          78,022                  78,022
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994                          68,095       680          75,002      (3,670)   114,402                 186,414

 Exercise of stock options                           2,329        24           7,971                     (4)                  7,991
 Tax benefit from exercise of stock options                                   11,236                                         11,236
 Compensatory stock options                                                      759       1,250                              2,009
 Compensatory stock                                      1                        18                                             18
 Stock retirement                                   (4,813)      (48)                               (66,974)                (67,022)
 Cash dividends                                                                                     (13,550)                (13,550)
 Dividends on shares held by GST                                                                        200                     200
 Equity adjustment from foreign currency                                                                (98)                    (98)
 Establishment of GST                                5,300        53          86,785                           $ (86,838)
 Adjustment of GST shares to market value                                     33,075                             (33,075)
 Net income                                                                                          97,736                  97,736
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                          70,912       709         214,846      (2,420)   131,712     (119,913)   224,934

 Exercise of stock options                           1,775        18          12,240                                         12,258
 Tax benefit from exercise of stock options                                   14,244                                         14,244
 Compensatory stock options                                                    2,604        (685)                             1,919
 Employee stock purchase plan                          168         2           2,273                                          2,275
 Cash dividends                                                                                     (17,297)                (17,297)
 Dividends on shares held by GST                                                                      1,272                   1,272
 Equity adjustment from foreign currency                                                                325                     325
 Adjustment of GST shares to market value                                     32,462                             (32,462)
 Net income                                                                                         122,337                 122,337
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                          72,855   $   729        $278,669    $ (3,105) $ 238,349    $(152,375) $ 362,267
===================================================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1
THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
Callaway Golf Company ("Callaway" or the "Company") is a California corporation formed in 1982. The Company designs, develops, manufactures and markets high-quality, innovative golf clubs. Callaway's primary products during 1996, 1995 and 1994 included Big Bertha(R) Metal Woods, Big Bertha(R) Metal Woods with the War Bird (R)soleplate, Great Big Bertha(R) Metal Woods, Big Bertha(R) Irons, S2H2(R) Irons, and various putters. The consolidated financial statements include the accounts of the Company and its subsidiaries, Callaway Golf Sales Company, Callaway Golf Ball Company, Callaway Golf (UK) Limited and Callaway Golf (Germany) GmbH. All significant intercompany transactions and balances have been eliminated.

REVENUE RECOGNITION
Sales are recognized at the time goods are shipped, net of an allowance for sales returns.

ADVERTISING COSTS
The Company advertises primarily through television and print media. The Company's policy is to expense advertising costs, including production costs, as incurred. Advertising expenses for 1996, 1995 and 1994 were $18,321,000, $12,148,000 and $9,833,000, respectively.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS
The accounts of the Company's foreign subsidiaries have been translated into United States dollars at appropriate rates of exchange. Cumulative translation gains or losses are recorded as a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statement of income and are not material.

  During 1996, 1995 and 1994, the Company entered into forward foreign currency exchange rate contracts to hedge payments due on inter-company transactions by its wholly owned foreign subsidiary, Callaway Golf (UK) Limited. Realized and unrealized gains and losses on these contracts are recorded in income. The effect of this practice is to minimize variability in the Company's operating results arising from foreign exchange rate movements. The Company does not engage in foreign currency speculation. These foreign exchange contracts do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the intercompany transactions being hedged, and the Company does not engage in hedging contracts which exceed the amount of the intercompany transactions. At December 31, 1996, 1995 and 1994, the Company had approximately $5,774,000, $446,000 and $2,348,000, respectively, of foreign exchange contracts outstanding. The contracts outstanding at December 31, 1996 mature between January and April of 1997. The Company had net realized and unrealized losses on foreign exchange contracts of approximately $521,000 in 1996, net realized and unrealized gains of $106,000 in 1995 and net realized and unrealized losses of $132,000 in 1994.

EARNINGS PER COMMON SHARE
Earnings per common share are calculated by dividing net income by the weighted average number of common shares outstanding during the period increased by dilutive common stock equivalents using the treasury stock method. Fully diluted earnings per share was substantially the same as primary earnings per share in 1996, 1995 and 1994. Shares owned by the Callaway Golf Company Grantor Stock Trust (Note 4) are included in the number of weighted average shares outstanding using the treasury stock method with assumed proceeds from exercise equal to the aggregate closing price of those shares at the end of the reporting period. The dilutive effect of rights to purchase preferred shares under the Callaway Golf Shareholder Rights Plan (Note 5) have not been included in weighted average share amounts as the conditions necessary to cause these rights to be redeemed were not met.

FINANCIAL STATEMENT PREPARATION
The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS
Cash equivalents are highly liquid investments purchased with maturities of three months or less. Cash equivalents consist of investments in money market accounts and U.S. Treasury bills.

  At December 31, 1996 and 1995, the Company held investments in U.S. Treasury bills with maturities of three months or less in the aggregate amount of $96.4 million and $44.7 million, respectively. Management determines the appropriate classification of its U.S. Government securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company has recorded these securities at amortized costs as it has designated them as "held-to-maturity."

INVENTORIES
Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of three to fifteen years. Repairs and maintenance costs are charged to expense as incurred.

STOCK-BASED COMPENSATION
During the year ended December 31, 1996, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation". The Company will continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". See Note 5 for pro forma disclosures of net income and earnings per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

LONG-LIVED ASSETS
In accordance with Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews for the impairment of long-lived assets, certain identifiable intangibles, and associated goodwill, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when the estimated future cash flows is less than the carrying amount of the asset. No impairment losses have been identified by the Company.

INCOME TAXES
Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences resulting from the differences in the financial reporting and tax basis of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

DIVERSIFICATION OF CREDIT RISK
The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

  The Company invests its excess cash in money market accounts and U.S. Government securities and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

  The Company operates in the golf equipment industry and primarily sells its products to golf equipment retailers. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains reserves for potential credit losses.

Note 2
SELECTED FINANCIAL STATEMENT INFORMATION

(in thousands)                                           December 31,
----------------------------------------------------------------------------
                                                       1996         1995
----------------------------------------------------------------------------
Cash and cash equivalents:
  U.S. Treasury bills                                $ 96,407    $ 44,687
  Cash, interest bearing                               11,415       3,598
  Cash, non-interest bearing                              635      10,872
----------------------------------------------------------------------------
                                                     $108,457    $ 59,157
============================================================================
Accounts receivable, net:
  Trade accounts receivable                          $ 80,814    $ 80,316
  Allowance for doubtful accounts                      (6,337)     (6,410)
----------------------------------------------------------------------------
                                                     $ 74,477    $ 73,906
============================================================================
Inventories, net:
  Raw materials                                      $ 50,012    $ 23,980
  Work-in-progress                                      1,651       1,109
  Finished goods                                       51,954      31,291
----------------------------------------------------------------------------
                                                      103,617      56,380
Reserve for obsolescence                               (5,284)     (4,796)
----------------------------------------------------------------------------
                                                     $ 98,333    $ 51,584
============================================================================
Property, plant and equipment, net:
  Land                                               $  9,589    $  7,689
  Buildings and improvements                           35,076      28,578
  Machinery and equipment                              29,778      17,359
  Furniture, computers and equipment                   20,329      15,447
  Production molds                                      9,399       7,908
  Construction in progress                             21,003      13,338
---------------------------------------------------------------------------
                                                      125,174      90,319
  Accumulated depreciation                            (33,828)    (21,285)
---------------------------------------------------------------------------
                                                     $ 91,346    $ 69,034
===========================================================================
Accounts payable and accrued expenses:
  Accounts payable                                   $  2,442    $  9,486
  Accrued expenses                                     12,554      17,408
---------------------------------------------------------------------------
                                                     $ 14,996    $ 26,894
===========================================================================
Accrued employee compensation and benefits:
  Accrued payroll and taxes                          $ 12,914    $  7,997
  Accrued vacation and sick pay                         3,017       2,659
  Accrued commissions                                     264          24
---------------------------------------------------------------------------
                                                     $ 16,195    $ 10,680
===========================================================================

  Total rent expense was $1,363,000, $1,181,000 and $531,000 in 1996, 1995 and
1994, respectively.

Note 3
BANK LINE OF CREDIT

The Company has a $50,000,000 bank line of credit with an interest rate equal to the bank's prime rate. The interest rate at December 31, 1996 was 8.25%. The line of credit has been primarily utilized to support the issuance of letters of credit of which there were $3,921,000 outstanding at December 31, 1996, reducing the amount available under the Company's line of credit to $46,079,000.

  The line of credit is unsecured and is subject to renewal on December 15, 1997. The line requires the Company to maintain certain financial ratios, including current and debt to equity ratios. The Company is also subject to other restrictive covenants under the terms of the credit agreement.


Note 4
COMMON AND PREFERRED STOCK

As of December 31, 1996, the Company had 240,000,000 authorized shares of Common Stock, $.01 par value, of which 72,855,222 were issued and outstanding.

  During 1995 and 1994, the Company repurchased and retired 4,813,000 and 908,000 shares of its Common Stock at an average price per share of $13.93 and $16.45, respectively, for a total purchase price of $67,022,000 in 1995 and $14,942,000 in 1994.

  As of December 31, 1996, the Company was authorized to issue up to 3,000,000 shares of $.01 par value Preferred Stock. No preferred shares have been issued.

  In July 1995 the Company established the Callaway Golf Company Grantor Stock Trust (GST). In conjunction with the formation of the GST, the Company sold 4,000,000 shares of newly issued Common Stock to the GST at a purchase price of $60,575,000 ($15.14 per share). In December 1995 the Company sold an additional 1,300,000 shares of newly issued Common Stock to the GST at a purchase price of $26,263,000 ($20.20 per share). The sale of these shares had no net impact on shareholders' equity. During the term of the GST, shares in the GST may be used to fund the Company's obligations with respect to one or more of the Company's non-qualified or qualified employee benefit plans.

  Shares owned by the GST are accounted for as a reduction to shareholders' equity until used in connection with employee benefits. Each period the shares owned by the GST are valued at the closing market price, with corresponding changes in the GST balance reflected in capital in excess of par value.


Note 5
STOCK OPTIONS AND RIGHTS

During 1991, the Company adopted the 1991 Stock Incentive Plan ("the Incentive Plan") for its officers, directors, key employees and consultants. All directors, officers, key employees of and consultants to the Company were eligible for awards under the Incentive Plan except that no director of the Company who is not also an employee of the Company is eligible to receive any award under the Incentive Plan. Under the Incentive Plan, options to purchase Common Stock may be granted with an option price less than the then current market value of such stock. A total of 10,000,000 shares have been reserved for issuance under the Incentive Plan. Options to purchase 25,500, 2,281,000 and 220,000 shares of Common Stock at exercise prices of $12.75 to $33.13 per share were granted in 1996, 1995 and 1994, respectively. At December 31, 1996, 138,100 shares were available for grant under this Plan.

  During 1992, the Company adopted the Promotion, Marketing and Endorsement Stock Incentive Plan ("the Promotion Plan") for golf professionals and other parties who endorse the Company's products. Under the Promotion Plan, up to 3,560,000 shares of Common Stock may be granted in the form of stock options or other stock awards at prices which may be less than the then current market value of the stock. Options to purchase 220,000, 79,000 and 892,000 shares of Common Stock at exercise prices of $5.25 to $33.88 per share were granted in 1996, 1995 and 1994, respectively. Common Stock grants totalling 1,300 and 2,000 were granted under the Promotion Plan in 1995 and 1994, respectively. At December 31, 1996, 1,007,700 shares were available for grant under this Plan.

  During 1993, the Company adopted the Non-Employee Directors Stock Option Plan. Under the Plan, options to purchase up to 840,000 shares of Common Stock may be granted at prices less than the then current market value of the stock to the non-employee directors based on a non-discretionary formula. Options to purchase 112,000, 10,000 and 256,000 shares of Common Stock at exercise prices of $10.98 to $33.63 per share were issued to non-employee directors in 1996, 1995 and 1994, respectively. At December 31, 1996, 276,000 shares were available under this Plan.

  During 1995, the Company adopted the 1995 Employee Stock Incentive Plan ("1995 Plan") for its employees and consultants. All employees of and consultants to the Company are eligible for awards under the 1995 Plan, except that no director or officer of the Company is eligible to receive any award under the 1995 Plan. Under the 1995 Plan, options to purchase Common Stock may be granted with an option price less than the then current market value of such stock. A total of 3,000,000 shares have been reserved for issuance under the 1995 Plan. Options to purchase 1,482,500 and 275,000 shares of Common Stock at exercise prices of $19.13 to $34.38 per share were granted in 1996 and 1995, respectively. At December 31, 1996, 1,244,500 shares were available for grant under this Plan.

  During 1995, the Company granted options to purchase 500,000 shares of Common Stock at prices of $14.88 and $19.88 per share to a key officer, in conjunction with the terms of his initial employment.

  During 1996, the Company adopted the 1996 Stock Option Plan ("1996 Plan"). This plan is intended primarily for officers, although all employees, consultants and advisors to the Company are eligible for awards under the 1996 Plan. No director of the Company is eligible to receive any award under the 1996 Plan. Under the 1996 Plan, options to purchase Common Stock may be granted with an option price up to 15% less than the then current market value of such stock. A total of 2,000,000 shares have been reserved for issuance under the 1996 Plan. Options to purchase 320,000 shares of Common Stock at an exercise price of $31.13 were granted in 1996. At December 31, 1996, 1,680,000 shares were available for grant under this Plan.

  During 1996, the Company granted options to purchase 600,000 shares of Common Stock at $25.13 per share to a key officer, in conjunction with the terms of his initial employment.

  As of December 31, 1996, 3,939,000 options were exercisable under the Company Plans. The following summarizes stock option transactions for the years ended December 31, 1996, 1995 and 1994:

(shares in thousands)                      Year ended December 31,
-----------------------------------------------------------------------
                                   1996           1995           1994
-----------------------------------------------------------------------
Outstanding at
   beginning of period            9,842         10,652         10,756
Granted                           2,760          3,145          1,368
Exercised                        (1,775)        (2,329)        (1,410)
Canceled                            (27)        (1,626)           (62)
-----------------------------------------------------------------------
Outstanding at end of year       10,800          9,842         10,652
-----------------------------------------------------------------------
Price range of
   outstanding options      $.44-$34.38    $.19-$19.88    $.19-$18.06
=======================================================================

  The Company has granted officers, consultants and employees rights to receive an aggregate of 826,880 shares of Common Stock for services or other consideration. No rights were granted or exercised during 1996, 1995 or 1994. At December 31, 1996, rights to receive 80,000 shares of Common Stock remained outstanding.

  During August 1995, the Company canceled 634,000 employee stock options, exclusive of those held by directors, with option prices in excess of the then current market price of the Company's stock. The Company then reissued an equivalent number of options at the current market price.

  The Company has an Employee Stock Purchase Plan (ESPP) for all eligible employees to purchase shares of Common Stock at 85% of the lower of the fair market value on the first day of a two year offering period or last day of each six month exercise period. Employees may authorize the Company to withhold compensation during any offering period, subject to certain limitations. At December 31, 1996, the ESPP had purchased, or was obligated to buy, approximately 401,000 shares of the Company's Common Stock and 99,000 shares were reserved for future issuance.

  During 1996, 1995, and 1994, the Company recorded $1,919,000, $2,009,000 and
$2,035,000, respectively, in compensation expense as the value of options and rights to purchase shares of Common Stock granted to employees of and consultants to the Company. The valuation of the options and rights granted to employees is based on the difference between the exercise price and the market value of the stock on the date of the grant. The valuation of the options and rights granted to non-employees is based on an option pricing model.

  Unearned compensation has been charged for the value of options granted to both employees and non-employees on the date of grant based on the valuation described above. These amounts are amortized over the vesting period of employee options and over the contract terms with non-employees. The unamortized portion of unearned compensation is shown as a reduction of shareholders' equity in the accompanying consolidated balance sheet.

  In 1995, the Company implemented a plan to protect shareholders' rights in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding Common Stock carries one Right to Purchase Series A
Junior Participating Preferred Stock ("the Right"). The Right entitles the holder, under certain circumstances, to purchase Common Stock of Callaway Golf Company or of the acquiring company at a substantially discounted price ten days after a person or group publicly announces it has acquired or has tendered an offer for 15% or more of the Company's outstanding Common Stock. The Rights are redeemable by the Company at $.01 per Right and expire in 2005.

  Under the Company's employee stock option plans, options to purchase Common Stock may be granted with an option price less than the fair market value of the shares on the date of grant. Currently outstanding options vest over periods ranging from zero to five years from the grant date and expire up to ten years after the date of grant.

  The Company adopted Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) during the year ended December 31, 1996. In accordance with the provisions of SFAS 123, the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for options granted to non-employees. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated on the following page:


(thousands, except per share amounts)             December 31,
-------------------------------------------------------------------
                                               1996        1995
-------------------------------------------------------------------
Net income:
  As reported                                  $122,337   $97,736
  Pro forma                                    $113,587   $95,510

Earnings per common share:
  As reported                                  $   1.73   $  1.40
  Pro forma                                    $   1.59   $  1.36


  These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 1996 and 1995, respectively; dividend yields of .9 percent, expected volatility of 31.5 percent, risk free interest rates ranging from 5.32 to 7.66 percent, and expected lives ranging from 2 to 6 years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock based compensation plans.

  The following table summarizes information about stock based compensation plans outstanding at December 31, 1996:

OPTIONS OUTSTANDING AND EXERCISABLE BY PRICE RANGE
AS OF DECEMBER 31, 1996

(options outstanding and exercisable in thousands)


                                        Weighted
                                         Average   Weighted                 Weighted
     Range of                          Remaining    Average                  Average
     Exercise               Number   Contractual   Exercise        Number   Exercise
     Prices            Outstanding    Life-Years      Price   Exercisable      Price
-------------------------------------------------------------------------------------
$  0-$12                  4,371           4.4       $ 5.68         2,626      $ 5.09
$ 12-$20                  3,779           5.4       $16.49         1,028      $14.55
$ 21-$34                  2,650           6.4       $28.82           285      $25.53
-------------------------------------------------------------------------------------
$  0-$34                 10,800                                    3,939
=====================================================================================

During the years ended December 31, 1996 and 1995, the number of shares of stock granted under the ESPP and the weighted average fair values were 302,000 and $17.47; and 99,000 and $8.80, respectively.

Note 6
EMPLOYEE BENEFIT PLANS

The Company has a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all employees who satisfy the age and service requirements under the 401(k) Plan. Each participant may elect to contribute up to the maximum permitted under federal law, and the Company is obligated to contribute annually an amount equal to 100% of the participant's contribution up to 6% of that participant's annual compensation. Additionally, the Company can make discretionary contributions based on the profitability of the Company. For the years ended December 31, 1996, 1995 and 1994, the Company recorded compensation expense for discretionary contributions of $6,390,000, $6,481,000 and $5,000,000, respectively, and employees contributed $3,315,000, $3,336,000 and $2,271,000, respectively, to the 401(k) Plan. In accordance with the provisions of the 401(k) Plan, the Company matched employee contributions in the amount of $1,988,000, $1,458,000 and $1,087,000 during 1996, 1995 and 1994, respectively.

  The Company also has an unfunded, non-qualified deferred compensation plan. The plan allows officers and certain other employees of the Company to defer all or part of their compensation, to be paid to the participants or their designated beneficiaries upon retirement, death or separation from the Company. For the years ended December 31, 1996, 1995 and 1994, the total participant deferrals, which is reflected in long-term liabilities, was $2,564,000, $1,460,000 and $610,000, respectively. The plan expenses for 1996, 1995 and 1994 were approximately $9,000, $5,000 and $18,000, respectively.



Note 7
COMMITMENTS & CONTINGENCIES

In the normal course of business, the Company enters into certain long term purchase commitments with various vendors. The Company has agreements with one of its suppliers which require the Company to purchase, under certain conditions, a minimum of 25% of all graphite shafts required in the manufacture of its golf clubs through May 1998.

  The Company has committed to purchase titanium golf club heads costing approximately $68,550,000 from one of its vendors. These heads are to be shipped to the Company in accord with a production schedule that runs through September 1998.

  Effective June 1995, the Company agreed to form a joint venture with Sturm, Ruger & Company, Inc. ("Sturm, Ruger"), its main supplier of Great Big Bertha(R) titanium heads, to construct a foundry that would significantly increase Sturm, Ruger's capacity to produce heads. Under the terms of the joint venture agreement, the Company shall have a 50% equity interest in the new foundry and is required to contribute up to $7,000,000 in capital contributions for developing, designing, equipping and operating the new facility. The Company accounts for its investment in the joint venture pursuant to the equity method. As of December 31, 1996, the Company had made capital contributions of $6,460,000 to the joint venture, which had not commenced operations. Delays and cost overruns in the joint venture project, improved production at Sturm, Ruger and the development of new alternative sources for quality titanium castings at significantly lower prices than those originally contemplated for the joint venture have prompted the parties to enter into discussions about the continuing need for the joint venture. While the costs of a possible dissolution of the joint venture are not known at this time, management does not believe that such costs would have an adverse material impact on the financial position, results of operations or cash flows of the Company.

  On May 30, 1996, a lawsuit was filed against Callaway Golf Company and two of its officers by a former officer of the Company. The lawsuit asserts claims for breach of oral contract, fraud, negligent misrepresentation, declaratory judgment, rescission, restitution and accounting, arising out of an alleged oral promise in connection with the assignment of a patent for certain tooling designs. The plaintiff has also recently filed a first amended complaint asserting claims for wrongful termination and termination in violation of public policy. The first amended complaint seeks damages of $290,000,000, a royalty of $27,000,000, or compensatory damages for breach of the oral contract and related claims; damages of approximately $10,000,000 for the wrongful termination; and unspecified punitive damages and costs. The Company believes there are meritorious defenses to all plaintiff's claims and thus no provision for any liability has been made in the financial statements.

  The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of the Company.

Note 8
INCOME TAXES

Income before income taxes for the years ended December 31 was taxed under the following jurisdictions:

(in thousands)                                                        Year ended December 31,
                                                                     1996       1995        1994
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Domestic                                                          $193,170    $154,054    $126,471
Foreign                                                              2,425       4,347       2,934
----------------------------------------------------------------------------------------------------
  Total                                                           $195,595    $158,401    $129,405
====================================================================================================

The provision for income taxes is as follows:

(in thousands)                                                          Year ended December 31,
----------------------------------------------------------------------------------------------------
                                                                      1996        1995        1994
----------------------------------------------------------------------------------------------------
Current tax provision:
  Federal                                                         $ 65,287    $ 48,563    $ 50,069
  State                                                             11,154       9,840      13,007
  Foreign                                                            1,244       1,626         777
Deferred tax (benefit) expense
  Federal                                                           (3,911)       (317)    (10,467)
  State                                                               (437)      1,053      (2,003)
  Foreign                                                              (79)       (100)
----------------------------------------------------------------------------------------------------
Provision for income taxes                                        $ 73,258    $ 60,665    $ 51,383
====================================================================================================

During 1996, 1995, and 1994, the Company recognized certain tax benefits related to stock option plans in the amount of $14,244,000, $11,236,000 and $6,410,000, respectively. Such benefits were recorded as a reduction of income taxes payable and an increase in additional paid-in capital.

Deferred tax assets are comprised of the following:


(In thousands)                                        Year ended December 31,
--------------------------------------------------------------------------------
                                                         1996            1995
--------------------------------------------------------------------------------
Reserves and allowances                                $15,056         $16,381
Depreciation and amortization                            5,585           4,297
Deferred compensation                                    3,088           2,019
Effect of inventory overhead adjustment                  2,057           1,414
Compensatory stock options and rights                    1,541           1,346
State taxes, net                                           697             972
Other                                                    3,437             605
--------------------------------------------------------------------------------
  Net deferred tax asset                               $31,461         $27,034
================================================================================

  The Company did not require a deferred tax asset valuation allowance at December 31, 1996 or 1995. A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

(in thousands)                                                Year ended December 31,
------------------------------------------------------------------------------------------
                                                         1996        1995          1994
------------------------------------------------------------------------------------------
Amounts computed at
  statutory federal tax rate                            $ 68,458    $ 55,440    $ 45,292
State income taxes, net of
  federal benefit                                          6,966       7,081       7,153
Other                                                     (2,166)     (1,856)     (1,062)
-------------------------------------------------------------------------------------------
Provision for income taxes                              $ 73,258    $ 60,665    $ 51,383
===========================================================================================

Note 9
SALES INFORMATION

The Company is engaged in domestic and international sales within the following geographic areas:


(In thousands)                                            Year ended December 31,
--------------------------------------------------------------------------------------
                                                      1996        1995        1994
--------------------------------------------------------------------------------------
United States                                      $460,611    $367,359    $331,493
Japan                                                58,156      60,971      45,944
All others--individually less
  than 10% of net sales                             159,745     124,957      71,292
--------------------------------------------------------------------------------------
                                                   $678,512    $553,287    $448,729
======================================================================================

The Company, through a distribution agreement, appointed Sumitomo Rubber Industries, Ltd. (Sumitomo) as the sole distributor of Callaway Golf clubs in Japan. The distribution agreement requires Sumitomo to purchase specified minimum quantities. The current distribution agreement began in February 1993 and has an initial term of seven years. In 1996, 1995 and 1994, sales to Sumitomo accounted for 9%, 11% and 10%, respectively, of the Company's net sales.



Note 10
SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION

Cash paid for interest during 1996, 1995 and 1994 was $37,000, $21,000 and $4,000, respectively.
  Income taxes paid in 1996, 1995 and 1994 amounted to $62,938,000, $58,543,000 and $45,776,000, respectively.



Note 11
SUBSEQUENT EVENT

On January 22, 1997, the Company declared a quarterly cash dividend of $.07 per share payable on February 25, 1997, to shareholders of record on February 4, 1997.

REPORT OF INDEPENDENT ACCOUNTANTS

[LOGO OF PRICE WATERHOUSE LLP]

To the Board of Directors and Shareholders of Callaway Golf Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Callaway Golf Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
San Diego, California
January 20, 1997



MARKET FOR COMMON SHARES AND RELATED SHAREHOLDER MATTERS

The Company's Common Shares are traded on the New York Stock Exchange (NYSE). The Company's symbol for its Common Shares is "ELY." The stock price information set forth below has been retroactively restated to reflect the two-for-one stock split effective February 10, 1995.

  As of February 20, 1997, the approximate number of holders of record of the Company's Common Stock was 6,684.


STOCK INFORMATION
                                     FISCAL 1996                       FISCAL 1995
-----------------------------------------------------------------------------------------
PERIOD:                       HIGH      LOW   DIVIDEND          HIGH      LOW   DIVIDEND
-----------------------------------------------------------------------------------------
FIRST QUARTER               $28.13   $18.50       $.06        $18.13   $13.25       $.05
SECOND QUARTER               33.88    24.50        .06         16.88    11.25        .05
THIRD QUARTER                36.63    27.88        .06         17.00    13.38        .05
FOURTH QUARTER               36.63    26.63        .06         22.63    14.38        .05

Summarized Quarterly Financial Data (unaudited)


(in thousands, except per share data)             Fiscal Year 1996 Quarters
------------------------------------------------------------------------------------------
                                  1st          2nd           3rd         4th         Total
------------------------------------------------------------------------------------------
Net sales                       $135,138      $210,002      $194,545   $138,827   $678,512
Gross profit                      68,632       111,083       106,071     75,373    361,159
Net income                        19,455        38,937        38,418     25,527    122,337

Earnings per common share       $   0.28      $   0.55      $   0.54   $   0.36   $   1.73

                                                  Fiscal Year 1995 Quarters
------------------------------------------------------------------------------------------
                                  1st          2nd           3rd         4th         Total
------------------------------------------------------------------------------------------
Net sales                       $119,025      $155,699      $155,924   $122,639   $553,287
Gross profit                      60,476        79,836        80,794     62,056    283,162
Net income                        16,904        27,329        30,178     23,325     97,736

Earnings per common share       $   0.23      $   0.39      $   0.44   $   0.34   $   1.40
