Form 10-K, Exhibit 13
period 1997-12-31
CALLAWAY GOLF CO /CA
filed 1998-03-31
CIK 837465

                                                                    Exhibit 13.1
                                                                    ------------

   Portions of the Callaway Golf Company 1997 Annual Report to Shareholders

                              ------------------
                              FINANCIAL CONTENTS
                              ------------------

Selected Financial Data.............................................................................28

Management's Discussion and Analysis of Financial Condition and Results of Operations...............29

Consolidated Balance Sheet..........................................................................34

Consolidated Statement of Income....................................................................35

Consolidated Statement of Cash Flows................................................................36

Consolidated Statement of Shareholders' Equity......................................................37

Notes to Consolidated Financial Statements..........................................................38

Report of Independent Accountants...................................................................47

Summarized Quarterly Financial Data (unaudited).....................................................48

                        -------------------------------
                            SELECTED FINANCIAL DATA
                        -------------------------------

(in thousands, except per share data)                                                Year ended December 31,
                                                                 1997         1996            1995           1994           1993
                                                               ---------------------------------------------------------------------

Statement of Income Data:
Net sales                                                      $ 842,927     $ 678,512      $ 553,287      $ 448,729     $ 254,645
Cost of goods sold                                               400,127       317,353        270,125        208,906       115,458
                                                               ---------------------------------------------------------------------

    Gross profit                                                 442,800       361,159        283,162        239,823       139,187
Selling, general and administrative expenses                     191,313       155,177        120,201        106,913        67,118
Research and development costs                                    30,298        16,154          8,577          6,380         3,653
Litigation settlement                                             12,000
                                                               ---------------------------------------------------------------------

    Income from operations                                       209,189       189,828        154,384        126,530        68,416
Other income, net                                                  4,576         5,767          4,017          2,875         1,184
                                                               ---------------------------------------------------------------------

    Income before income taxes and cumulative
       effect of accounting change                               213,765       195,595        158,401        129,405        69,600
Provision for income taxes                                        81,061        73,258         60,665         51,383        28,396
                                                               ---------------------------------------------------------------------

    Income before cumulative effect
       of accounting change                                      132,704       122,337         97,736         78,022        41,204
Cumulative effect of accounting change                                                                                       1,658
                                                               ---------------------------------------------------------------------

    Net income                                                 $ 132,704      $122,337       $ 97,736       $ 78,022      $ 42,862
                                                               =====================================================================



Earnings per Common Share (Note 1):
    Income before cumulative effect
      of accounting change
            Basic                                                  $1.94         $1.83          $1.47          $1.14         $0.65
            Diluted                                                $1.85         $1.73          $1.40          $1.07         $0.60
    Cumulative effect of accounting change
            Basic                                                                                                            $0.03
            Diluted                                                                                                          $0.02
                                                               ---------------------------------------------------------------------

    Net income
            Basic                                                  $1.94         $1.83          $1.47          $1.14         $0.68
            Diluted                                                $1.85         $1.73          $1.40          $1.07         $0.62
                                                               =====================================================================


Dividends paid per share                                           $0.28         $0.24          $0.20          $0.10         $0.03


(in thousands)                                                                               December 31,
                                                                  1997          1996            1995           1994          1993
                                                               ---------------------------------------------------------------------

Balance Sheet Data:
Cash and cash equivalents                                        $26,204       $108,457        $59,157        $54,356       $48,996
Working capital                                                 $209,402       $250,461       $146,871       $130,792       $83,683
Total assets                                                    $561,714       $428,428       $289,975       $243,622      $144,360

Long-term liabilities                                             $7,905         $5,109         $2,207           $610
Total shareholders' equity                                      $481,425       $362,267       $224,934       $186,414      $116,577

                                                               =====================================================================


             -----------------------------------------------------
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
             -----------------------------------------------------


Results of Operations

Years Ended December 31, 1997 and 1996

For the year ended December 31, 1997, net sales increased 24% to $842.9 million compared to $678.5 million for the prior year. The growth in sales included increases in the sales of metal woods, irons, and putters. Metal wood sales increased $65.1 million primarily due to sales of Biggest Big Bertha(TM) Titanium Drivers. Iron sales increased $65.4 million primarily due to sales of Great Big Bertha(R) Tungsten.Titanium(TM) Irons, which generated revenues of $59.3 million for the year ended December 31, 1997. Also contributing to the increase in net sales was the acquisition of certain assets and liabilities of Odyssey Sports, Inc. by the Company's wholly-owned subsidiary, Odyssey Golf, Inc. ("Odyssey"), which contributed $20.5 million in net sales.

      For the year ended December 31, 1997, gross profit increased to $442.8 million from $361.2 million in 1996 and cost of goods sold was relatively unchanged as a percentage of sales from the prior year.

      The Company accrues a provision for warranty expense at the time of sale of its products. Based on the Company's warranty policies and historical rates of product returns, the Company believes its accrual for warranty expense to be adequate.

      Selling expenses increased to $120.6 million in 1997 from $80.7 million in 1996. As a percentage of net sales, selling expenses increased to 14% from 12%. The $39.9 million increase was primarily due to increased promotional and tour expenses, higher costs related to the Company's performance centers and additional selling expenses associated with the addition of Odyssey.

      General and administrative expenses decreased to $70.7 million in 1997 from $74.5 million in 1996. The $3.8 million decrease was primarily due to reduced employee bonus and profit sharing expenses, partially offset by increased start-up costs associated with the Company's golf ball operations and the addition of Odyssey.

      Research and development expenses increased to $30.3 million in 1997 as compared to $16.2 million in 1996. This $14.1 million increase resulted from increased expenditures related to casting technologies, golf ball development and product engineering efforts.

      Litigation settlement expense of $12.0 million represents the Company's third quarter settlement of certain litigation brought against it and certain officers of the Company by a former officer of the Company.

      During the fourth quarter of 1997, the Company reversed an accrual for bonus compensation of approximately $8.0 million due to the fact that certain operating targets were not met.

Years Ended December 31, 1996 and 1995

For the year ended December 31, 1996, net sales increased 23% to $678.5 million compared to $553.3 million for the prior year. This increase was attributable primarily to increased sales of Great Big Bertha(R) Titanium Drivers, and Great Big Bertha(R) Fairway Woods which were introduced in January 1996, combined with increased sales of Big Bertha(R) Irons. These sales increases were offset by a decrease in net sales of Big Bertha(R) War Bird(R) Metal Woods.

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

      General and administrative expenses increased to $74.5 million in 1996 from $55.9 million in 1995. The $18.6 million increase was related primarily to increased employee compensation and benefits, consulting costs associated with the Company's business development initiatives and increases in computer support, legal and other general and administrative expenses. As a percentage of net sales, general and administrative expenses increased to 11% from 10%.

      Research and development expenses increased to $16.2 million in 1996 as compared to $8.6 million in 1995. This increase resulted from increased staffing and operational expenses consistent with the Company's efforts to pursue potential new business opportunities and the continued focus on existing core products.

      Net interest income increased to $5.0 million in 1996 compared to $3.5 million in 1995. The increase in interest income was due to the investment of higher average cash balances.

Liquidity and Capital Resources

At December 31, 1997, cash and cash equivalents decreased to $26.2 million from $108.5 million at December 31, 1996 primarily due to investing activities, which included the acquisition of substantially all of the assets and certain liabilities of Odyssey Sports, Inc. for $129.3 million and increases in capital expenditures, which totaled $67.9 million and included building and land improvements, computer equipment and software, and research and development machinery and equipment. During 1997, the Company also spent $53.0 million to repurchase and retire Common Stock and paid $19.1 million in dividends. Offsetting these investing and financing activities were cash flows generated by operations of $165.5 million and proceeds from Common Stock transactions totaling $21.6 million.

      The Company had available a $50.0 million line of credit at December 31, 1997. This credit facility was replaced with a new five year, $150.0 million credit facility during February 1998. At this time, the Company anticipates that it will be able to maintain its current level of operations, including capital expenditures and planned operations for the foreseeable future, through cash flow generated from future operations and the new line of credit.

Certain Factors Affecting
Callaway Golf Company

Growth in Sales; Profit Margins; Seasonality

The Company believes that the growth rate, if any, in the world-wide golf equipment market has been modest for the past several years, and this trend is likely to continue. In addition, recent economic turmoil in Southeast Asia and Korea has caused a significant contraction in the retail golf markets in these countries and had an adverse effect on the Company's sales and results of operations for the fourth quarter of 1997. The Company expects this situation to continue until economic stability returns to these areas. Potential economic disruption from this turmoil in other areas, such as Japan and elsewhere in Asia, also could adversely impact the Company's future sales and results of operations. Additionally, although demand for the Company's products has been generally strong during 1997, no assurances can be given that the demand for the Company's existing products or the introduction of new products will continue to permit the Company to experience its historical growth rates in sales. Given the Company's current size and market position, it is likely that further market penetration will prove more difficult.

      The Company experienced an increase in its cost of goods sold during the third and fourth quarters of 1997 compared to historical levels, primarily due to a general increase in sales of irons, which have lower margins than metal woods, and an increase in sales to Japan, an area which has the lowest margins of all the areas in which the Company sells. In addition, the current operations of Odyssey have lower margins than the Company has experienced historically. If sales of irons in general, or Great Big Bertha(R) Tungsten.Titanium(TM) Irons in particular, as a percentage of the Company's total sales remain at these levels or continue to rise, the recent increases in cost of goods sold over historical levels will continue. Similarly, if Odyssey's business continues to increase, and its margins do not improve, the Company's margins could continue to decrease.

      In the golf equipment industry, sales to retailers are generally seasonal due to lower demand in the retail market in the cold weather months covered by the fourth and first quarters. The Company's business generally follows this seasonal trend and the Company expects this to continue. Unusual or severe weather conditions such as the "El Nino" weather patterns being experienced in the winter of 1997-1998 will compound these seasonal affects and could have a negative effect on the Company's sales and results of operations.

Competition

The market in which the Company does business is highly competitive, and is served by a number of well-established and well-financed companies with recognized brand names. New product introductions by competitors continue to generate increased market competition. While the Company believes that its products and its marketing efforts continue to be competitive, there can be no assurance that successful marketing activities by competitors will not negatively impact the Company's future sales.

      Additionally, the golf club industry, in general, has been characterized by widespread imitation of popular club designs. A manufacturer's ability to compete is in part dependent upon its ability to satisfy the various subjective requirements of golfers, including the golf club's look and "feel," and the level of acceptance that the golf club has among professional and other golfers. The subjective preferences of golf club purchasers may also be subject to rapid and unanticipated changes. There can be no assurance as to how long the Company's golf clubs will maintain market acceptance.

New Product Introduction

The Company believes that the introduction of new, innovative golf equipment is important to its future success. As a result, the Company faces certain risks associated with such a strategy. For example, new models and basic design changes in golf equipment are frequently met with consumer rejection. In addition, prior successful designs may be rendered obsolete within a relatively short period of time as new products are introduced into the marketplace. New designs must satisfy the standards established by the United States Golf Association ("USGA") and the Royal and Ancient Golf Club of St. Andrews ("R&A") because these standards are generally followed by golfers within their respective jurisdictions. There is no assurance that new designs will receive USGA and/or R&A approval, or that existing USGA and/or R&A standards will not be altered in ways that adversely affect the sales of the Company's products. Moreover, the Company's new products have tended to incorporate significant innovations in design and manufacture, which have resulted in increasingly higher prices for the Company's products relative to products already in the marketplace. There can be no assurance that a significant percentage of the public will always be willing to pay such prices for golf equipment. Thus, although the Company has achieved certain successes in the introduction of its golf clubs in the past, no assurances can be given that the Company will be able to continue to design and manufacture golf clubs that achieve market acceptance in the future.

      The rapid introduction of new products by the Company can result in close-outs of existing inventories, both at the Company and at retailers. So far, the Company has managed such close-outs so as to avoid any material negative impact on the Company's operations. There can be no assurance that the Company will always be able to do so.

      As the Company introduces new products, it plans its manufacturing capacity based upon the forecasted demand for such new products. Actual demand for such new products may exceed forecasted demand. The Company's unique product designs often require sophisticated manufacturing techniques, which can limit the Company's ability to quickly expand its manufacturing capacity to meet the full demand for new products. If the Company is unable to produce sufficient quantities of new products in time to fulfill actual demand, especially during the Company's traditionally busy second and third quarters, it could limit the Company's sales and adversely affect its financial performance.

Product Breakage

Since the Company does not rely upon traditional designs in the development of its golf clubs, its products may be more likely to develop unanticipated problems than those of many of its competitors which use traditional designs. For example, clubs have been returned with cracked clubheads, broken graphite shafts and loose medallions. While any breakage or warranty problems are deemed significant to the Company, the incidence of clubs returned as a result of cracked clubheads, broken graphite shafts, loose medallions and other product problems to date has not been material in relation to the volume of Callaway Golf clubs which have been sold. The Company monitors closely the level and nature of any product breakage and, where appropriate, seeks to incorporate design and production changes to assure its customers of the highest quality available in the market. The Company's Biggest Big Bertha(TM) Drivers, because of their large clubhead size and extra long graphite shafts, have experienced shaft breakage at a rate higher than generally experienced with the Company's other metal woods. Significant increases in the incidence of shaft breakage or other product problems may adversely affect the Company's sales and image with golfers.

Dependence on Certain Vendors

The Company is dependent on a limited number of suppliers for its clubheads and shafts. In addition, some of the Company's products require specifically developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. Consequently, if a significant delay or disruption in the supply of these component parts occurs, it may have a material adverse effect on the Company's business. In the event of a significant delay or disruption, the Company believes that suitable clubheads and shafts could be obtained from other manufacturers, although the transition to other suppliers could result in significant production delays and an adverse impact on results of operations during the transition.

      The Company uses United Parcel Service ("UPS") for substantially all ground shipments of products to its domestic customers. The Company is considering alternative methods of ground shipping to reduce its reliance on UPS, but no change has been made. Any interruption in UPS services could have a material adverse effect on the company's sales and results of operations.

Intellectual Property and Proprietary Rights

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

      An increasing number of the Company's competitors have, like the Company itself, sought to obtain patent, trademark or other protection of their proprietary rights and designs. From time to time others have or may contact the Company to claim that they have proprietary rights which have been infringed by the Company and/or its products. The Company evaluates any such claims and, where appropriate, has obtained or sought to obtain licenses or other business arrangements. To date, there have been no interruptions in the Company's business as the result of any claims of infringement. No assurance can be given, however, that the Company will not be adversely affected in the future by the assertion of intellectual property rights belonging to others. This effect could include alteration of existing products, withdrawal of existing products and delayed introduction of new products.

      Various patents have been issued to the Company's competitors in the golf ball industry. As Callaway Golf Ball Company develops a new golf ball product, it must avoid infringing on these patents or other intellectual property rights, or it must obtain licenses to use them lawfully. If any new golf ball product was found to infringe on protected technology, the Company could incur substantial costs to redesign its golf ball product or to defend legal actions. Despite its efforts to avoid such infringements, there can be no assurance that Callaway Golf Ball Company will not infringe on the patents or other intellectual property rights of third parties in its development efforts, or that it will be able to obtain licenses to use any such rights, if necessary.

"Gray Market" Distribution

Some quantities of the Company's products find their way to unapproved outlets or distribution channels. This "gray market" in the Company's products can undermine authorized retailers and distributors who promote and support the Company's products, and can injure the Company's image in the minds of its customers and consumers. On the other hand, stopping such commerce could result in a potential decrease in sales to those customers who are selling Callaway Golf products to unauthorized distributors and/or an increase in sales returns over historical levels. While the Company has taken some lawful steps to limit commerce in its products in the "gray market" in both domestic and international markets, it has not stopped such commerce. The Company's efforts to address gray market issues could have an adverse impact on the Company's sales and financial performance.

Professional Endorsements

The Company also establishes relationships with professional golfers in order to promote the Callaway Golf brand among both professional and amateur golfers. The Company has entered into endorsement arrangements with members of the Senior Professional Golf Association's Tour, the Professional Golf Association's Tour, the Ladies Professional Golf Association's Tour, the European Professional Golf Association's Tour and the Nike Tour. While most professional golfers fulfill their contractual obligations, some have been known to stop using a sponsor's products despite contractual commitments. If one or more of Callaway Golf's professional endorsers were to stop using the Company's products contrary to their endorsement agreements, the Company's business could be adversely affected in a material way by the negative publicity.

      Many professional golfers throughout the world use the Company's golf clubs even though they are not contractually bound to do so. The Company has created cash "pools" that reward such usage. For the last several years, the Company has experienced an exceptional level of driver penetration on the world's five major professional tours, and the Company has heavily advertised that fact. There is no assurance that the Company will be able to sustain this level of professional usage. Many other companies are aggressively seeking the patronage of these professionals, and are offering many inducements, including specially designed products and significant cash rewards. While it is not clear whether professional endorsements materially contribute to retail sales, it is possible that a decline in the level of professional usage could have a material adverse effect on the Company's business.

New Business Ventures

Beginning in 1995, the Company began to evaluate and pursue new business ventures which it believes constitute potential growth opportunities in and outside of the golf equipment industry. The Company has invested, and expects to continue to invest, significant capital resources in these new ventures in the form of research and development, capital expenditures and the hiring of additional personnel. Investments in these ventures could have a negative impact on the Company's future cash flows and results of operations. There can be no assurance that new ventures will lead to new product offerings or otherwise increase the revenues and profits of the Company. Like all new businesses, these ventures require significant management time, involve a high degree of risk and will present many new challenges for the Company. There can be no assurance that these activities will be successful, or that the Company will realize appropriate returns on its investments in these new ventures.

International Distribution

The Company's management believes that controlling the distribution of its products throughout the world will be an element in the future growth and success of the Company. The Company is actively pursuing a reorganization of its international operations, including the acquisition of distribution rights in certain key countries in Europe and Asia. These efforts have and will result in additional investments in inventory, accounts receivable, corporate infrastructure and facilities. The integration of foreign distributors into the Company's international sales operations will require the dedication of management resources which may temporarily detract from attention to the day-to-day business of the Company, and also increase the Company's exposure to fluctuations in exchange rates for various foreign currencies. International reorganization also could result in disruptions in the distribution of the Company's products in some areas. There can be no assurance that the acquisition of some or all of the Company's foreign distributors will be successful, and it is possible that an attempt to do so will adversely affect the Company's business.

      The Company, through a distribution agreement, appointed Sumitomo Rubber Industries, Ltd. ("Sumitomo") as the sole distributor of the Company's golf clubs in Japan. The current distribution agreement began in February 1993 and runs through December 31, 1999. The Company does not intend to extend this agreement.

      The Company has established ERC International Company ("ERC"), a wholly-owned Japanese corporation, for the purpose of distributing Odyssey(R) products immediately, Callaway Golf balls when ready and Callaway Golf clubs beginning January 1, 2000. There will be significant costs and capital expenditures invested in ERC before there will be sales sufficient to support such product costs. Furthermore, there are significant risks associated with the Company's intention to effectuate distribution in Japan through ERC, and it is possible that doing so will have a material adverse effect on the Company's operations and financial performance.

Golf Ball Development

In June 1996, the Company formed Callaway Golf Ball Company, a wholly-owned subsidiary of the Company, for the purpose of designing, manufacturing and selling golf balls. The Company has previously licensed the manufacture and distribution of a golf ball product in Japan and Korea. The Company also distributed a golf ball under the trademark "Bobby Jones." These golf ball ventures were not commercially successful.

      The Company has determined that Callaway Golf Ball Company will enter the golf ball business by developing a new product in a new plant to be constructed just for this purpose. The successful implementation of the Company's strategy could be adversely affected by various risks, including, among others, delays in product development, construction delays and unanticipated costs. There can be no assurance if and when a successful golf ball product will be developed or that the Company's investments will ultimately be realized.

      The Company's golf ball business is in the early stages of development. It is expected, however, that it will have a negative impact on the Company's future cash flows and results of operations for several years. The Company believes that many of the same factors which affect the golf equipment industry, including growth rate in the golf equipment industry, intellectual property rights of others, seasonality and new product introductions, also apply to the golf ball business. In addition, the golf ball business is highly competitive with a number of well-established and well-financed competitors. These competitors have established market share in the golf ball business which will need to be penetrated in order for the Company's golf ball business to be successful.

Year 2000 Compliance

Historically, certain computer programs have been written using two digits rather than four to define the applicable year, which could result in the computer recognizing a date using "00" as the year 1900 rather than the year 2000. This, in turn, could result in major system failures or miscalculations, and is generally referred to as the "Year 2000" problem.

      In October 1997, the Company implemented a new computer system which runs most of the Company's principal data processing and financial reporting software applications. The application software used on this new system is Year 2000 compliant. The information systems of certain of the Company's subsidiaries, however, have not been converted to the new system, but the Company is in the process of implementing such conversion. Pursuant to the Company's Year 2000 Plan, the Company is currently evaluating its computerized production equipment to assure that the transition to the Year 2000 will not disrupt the Company's manufacturing capabilities. The Company is currently assessing the extent of the Year 2000 impact on its suppliers, distributors, customers and other vendors. Presently, the Company does not believe that Year 2000 compliance will result in additional material investments by the Company, nor does the Company anticipate that the Year 2000 problem will have material adverse effects on the business operations or financial performance of the Company. There can be no assurance, however, that the Year 2000 problem will not adversely affect the Company and its business.

Management Information Systems

As noted above, in October 1997, the Company converted to a new integrated computer system which runs substantially all of the Company's principal data processing and financial reporting software applications. As the Company enters its traditional busy selling season in the second and third quarters, the demands on the Company's information systems will increase substantially. Any significant disruptions or delays in the Company's information systems during this period could negatively impact the Company's ability to process sales orders and compile other management information, which in turn could have material adverse effects on the Company's sales and results of operations.

                           --------------------------
                           CONSOLIDATED BALANCE SHEET
                           --------------------------




                                                                                December 31,
(in thousands, except share and per share data)                             1997            1996
                                                                          -------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                             $  26,204       $ 108,457
    Accounts receivable, net                                                124,470          74,477
    Inventories, net                                                         97,094          98,333
    Deferred taxes                                                           23,810          25,948
    Other current assets                                                     10,208           4,298
                                                                          -------------------------
              Total current assets                                          281,786         311,513

Property, plant and equipment, net                                          142,503          91,346
Intangible assets, net                                                      112,141           4,277
Other assets                                                                 25,284          21,292
                                                                          -------------------------
                                                                          $ 561,714       $ 428,428
                                                                          =========================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued expenses                                 $  30,063       $  14,996
    Accrued employee compensation and benefits                               14,262          16,195
    Accrued warranty expense                                                 28,059          27,303
    Income taxes payable                                                                      2,558
                                                                          -------------------------
              Total current liabilities                                      72,384          61,052

Long-term liabilities (Note 7)                                                7,905           5,109

Commitments and contingencies (Note 9)

Shareholders' equity:
    Preferred Stock, $.01 par value, 3,000,000 shares authorized, none issued and outstanding at December 31, 1997 and 1996
    Common Stock, $.01 par value, 240,000,000 shares authorized,
         74,251,664 and 72,855,222 issued and outstanding at
         December 31, 1997 and 1996 (Note 4)                                    743             729
    Paid-in capital                                                         337,403         278,669
    Unearned compensation                                                    (3,575)         (3,105)
    Retained earnings                                                       298,169         238,349
    Less: Grantor Stock Trust (5,300,000 shares at December 31, 1997
         and 1996) at market (Note 4)                                      (151,315)       (152,375)
                                                                          -------------------------
         Total shareholders' equity                                         481,425         362,267
                                                                          -------------------------
                                                                          $ 561,714       $ 428,428
                                                                          =========================

See accompanying notes to consolidated financial statements.

                       --------------------------------
                       CONSOLIDATED STATEMENT OF INCOME
                       --------------------------------


(in thousands, except per share data)                                           Year ended December 31,
                                                            1997                         1996                         1995
                                                   ---------------------------------------------------------------------------------
Net sales                                          $842,927       100%          $678,512       100%          $553,287         100%
Cost of goods sold                                  400,127        47%           317,353        47%           270,125          49%
                                                   ---------------------------------------------------------------------------------
  Gross profit                                      442,800        53%           361,159        53%           283,162          51%

Selling expenses                                    120,589        14%            80,701        12%            64,310          12%
General and administrative expenses                  70,724         8%            74,476        11%            55,891          10%
Research and development costs                       30,298         4%            16,154         2%             8,577           2%
Litigation settlement                                12,000         1%
                                                   ---------------------------------------------------------------------------------
  Income from operations                            209,189        25%           189,828        28%           154,384          28%
Interest and other income, net                        4,576                        5,767                        4,017
                                                   ---------------------------------------------------------------------------------
Income before income taxes                          213,765        25%           195,595        29%           158,401          29%
Provision for income taxes                           81,061                       73,258                       60,665
                                                   ---------------------------------------------------------------------------------
   Net income                                      $132,704        16%          $122,337        18%          $ 97,736          18%
                                                   =================================================================================

Earnings per common share
   Basic                                              $1.94                        $1.83                        $1.47
   Diluted                                            $1.85                        $1.73                        $1.40

Common equivalent shares
   Basic                                             68,407                       66,832                       66,641
   Diluted                                           71,698                       70,661                       69,855

See accompanying notes to consolidated financial statements.

                     ------------------------------------
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                     ------------------------------------


(in thousands)                                                                                  Year ended December 31,
                                                                               1997                       1996               1995
                                                                            --------------------------------------------------------
Cash flows from operating activities:
   Net income                                                               $ 132,704                  $ 122,337          $  97,736
   Adjustments to reconcile net income to net cash
         provided by operating activities:
            Depreciation and amortization                                      19,408                     12,691             10,778
            Non-cash compensation                                               8,013                      4,194              2,027
            Tax benefit from exercise of stock options                         29,786                     14,244             11,236
            Deferred taxes                                                      1,030                     (4,420)             4,978

   Increase (decrease) in cash resulting from changes in:
            Accounts receivable, net                                          (36,936)                     3,510            (43,923)
            Inventories, net                                                    6,271                    (44,383)            22,516
            Other assets                                                       (6,744)                   (12,817)            (6,518)
            Accounts payable and accrued expenses                              13,529                    (15,395)             9,227
            Accrued employee compensation and benefits                         (2,437)                     2,031              1,322
            Accrued warranty expense                                              756                      3,534              5,587
            Income taxes payable                                               (2,636)                       626             (9,845)
            Other liabilities                                                   2,796                      2,902              1,597
                                                                            --------------------------------------------------------
   Net cash provided by operating activities                                  165,540                     89,054            106,718
                                                                            --------------------------------------------------------
Cash flows from investing activities:
           Capital expenditures                                               (67,938)                   (35,352)           (29,510)
           Acquisition of a business, net of cash acquired                   (129,256)                      (610)
                                                                            --------------------------------------------------------
           Net cash used in investing activities                             (197,194)                   (35,962)           (29,510)
                                                                            --------------------------------------------------------
Cash flows from financing activities:
           Issuance of Common Stock                                            21,558                     12,258              7,991
           Retirement of Common Stock                                         (52,985)                                      (67,022)
           Dividends paid, net                                                (19,123)                   (16,025)           (13,350)
                                                                            --------------------------------------------------------
           Net cash used in financing activities                              (50,550)                    (3,767)           (72,381)
                                                                            --------------------------------------------------------
Effect of exchange rate changes on cash                                           (49)                       (25)               (26)
                                                                            --------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                          (82,253)                    49,300              4,801
Cash and cash equivalents at beginning of year                                108,457                     59,157             54,356
                                                                            --------------------------------------------------------
Cash and cash equivalents at end of year                                    $  26,204                  $ 108,457          $  59,157
                                                                            ========================================================

Supplemental disclosure:
           Cash paid for income taxes                                       $  54,358                  $  62,938          $  58,543
                                                                            --------------------------------------------------------

See accompanying notes to consolidated financial statements.

            ------------------------------------------------------
                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
            ------------------------------------------------------


(in thousands)                                            Common Stock
                                                       -----------------------------------------------------------------------------

                                                                              Paid-In     Unearned    Retained
                                                        Shares      Amount    Capital   Compensation  Earnings   GST       Total
                                                       -----------------------------------------------------------------------------

Balance, December 31, 1994                              68,095      $680      $ 75,002    $(3,670)    $114,402             $186,414

   Exercise of stock options                             2,329        24         7,971                      (4)               7,991
   Tax benefit from exercise of stock options                                   11,236                                       11,236
   Compensatory stock options                                                      759      1,250                             2,009
   Compensatory stock                                        1                      18                                           18
   Stock retirement                                     (4,813)      (48)                              (66,974)             (67,022)
   Cash dividends                                                                                      (13,550)             (13,550)
   Dividends on shares held by GST                                                                         200                  200
   Equity adjustment from foreign currency                                                                 (98)                 (98)
   Establishment of GST                                  5,300        53        86,785                          $ (86,838)
   Adjustment of GST shares to market value                                     33,075                            (33,075)
   Net income                                                                                           97,736               97,736
                                                       -----------------------------------------------------------------------------

Balance, December 31, 1995                              70,912       709       214,846     (2,420)     131,712   (119,913)  224,934

   Exercise of stock options                             1,775        18        12,240                                       12,258
   Tax benefit from exercise of stock options                                   14,244                                       14,244
   Compensatory stock options                                                    2,604       (685)                            1,919
   Employee stock purchase plan                            168         2         2,273                                        2,275
   Cash dividends                                                                                      (17,297)             (17,297)
   Dividends on shares held by GST                                                                       1,272                1,272
   Equity adjustment from foreign currency                                                                 325                  325
   Adjustment of GST shares to market value                                     32,462                            (32,462)
   Net income                                                                                          122,337              122,337
                                                       -----------------------------------------------------------------------------


Balance, December 31, 1996                              72,855       729       278,669     (3,105)     238,349   (152,375)  362,267


   Exercise of stock options                             2,877        29        21,529                                       21,558
   Tax benefit from exercise of stock options                                   29,786                                       29,786
   Compensatory stock options                                                    2,511       (470)                            2,041
   Employee stock purchase plan                            372         4         5,968                                        5,972
   Stock retirement                                     (1,852)      (19)                              (52,966)             (52,985)
   Cash dividends                                                                                      (20,607)             (20,607)
   Dividends on shares held by GST                                                                       1,484                1,484
   Equity adjustment from foreign currency                                                                (795)                (795)
   Adjustment of GST shares to market value                                     (1,060)                             1,060
   Net income                                                                                          132,704              132,704
                                                       -----------------------------------------------------------------------------

Balance, December 31, 1997                              74,252      $743      $337,403    $(3,575)    $298,169  $(151,315) $481,425
                                                       =============================================================================


See accompanying notes to consolidated financial statements.

              --------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              --------------------------------------------------

Note 1

THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Callaway Golf Company ("Callaway Golf" or the "Company") is a California corporation formed in 1982. The Company designs, develops, manufactures and markets high-quality, innovative golf clubs. Callaway Golf's primary products include Big Bertha(R) Metal Woods with the War Bird(R) soleplate, Great Big Bertha(R) Titanium Metal Woods, Biggest Big Bertha(TM) Titanium Drivers, Big Bertha(R) Irons, Great Big Bertha(R) Tungsten.Titanium(TM) Irons, Odyssey(R) putters and wedges and various other putters. The consolidated financial statements include the accounts of the Company and its subsidiaries, Callaway Golf Sales Company, Callaway Golf Ball Company, Odyssey Golf, Inc., CGV, Inc., Callaway Golf (UK) Limited, ERC International Company and Callaway Golf (Germany) GmbH. All significant intercompany transactions and balances have been eliminated.

Revenue Recognition

Sales are recognized at the time goods are shipped, net of an allowance for sales returns.

Advertising Costs

The Company advertises primarily through television and print media. The Company's policy is to expense advertising costs, including production costs, as incurred. Advertising expenses for 1997, 1996 and 1995 were $20,320,000, $18,321,000 and $12,148,000, respectively.

Foreign Currency Translation and Transactions

The accounts of the Company's foreign subsidiaries have been translated into United States dollars at appropriate rates of exchange. Cumulative translation gains or losses are recorded as a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statement of income. The Company recorded transaction losses of $940,000 in 1997. The amounts recorded as a result of foreign currency transactions in 1996 and 1995 were not material.

     During 1997, 1996 and 1995, the Company entered into forward foreign currency exchange rate contracts to hedge payments due on intercompany transactions by one of its wholly-owned foreign subsidiaries, Callaway Golf (UK) Limited. Realized and unrealized gains and losses on these contracts are recorded in income. The effect of this practice is to minimize variability in the Company's operating results arising from foreign exchange rate movements. The Company does not engage in foreign currency speculation. These foreign exchange contracts do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the intercompany transactions being hedged, and the Company does not engage in hedging contracts which exceed the amount of the intercompany transactions. At December 31, 1997, 1996 and 1995, the Company had approximately $2,575,000, $5,774,000 and $446,000, respectively, of foreign exchange contracts outstanding. The contracts outstanding at December 31, 1997 mature between January and May of 1998. The Company had net realized and unrealized gains on foreign exchange contracts of $261,000 in 1997, net realized and unrealized losses of $521,000 in 1996 and net realized and unrealized gains of $106,000 in 1995.

Earnings per Common Share

Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share." This statement requires presentation of basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period, increased by dilutive potential common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include shares owned by the Callaway Golf Company Grantor Stock Trust (Note 4), options issued pursuant to the Company's stock option plans (Note 6), shares related to the Employee Stock Purchase Plan (Note 6) and rights to purchase preferred shares under the Callaway Golf Company Shareholder Rights Plan (Note 6). Dilutive securities related to the Callaway Golf Company Grantor Stock Trust and the Company's stock option plans are included in the calculation of diluted earnings per common share using the treasury stock method. Dilutive securities related to the Employee Stock Purchase Plan are calculated by dividing the average withholdings during the period by 85% of the lower of the offering period price or the market value at the end of the period. The dilutive effect of rights to purchase preferred shares under the Callaway Golf Shareholder Rights Plan have not been included as dilutive securities because the conditions necessary to cause these rights to be redeemed were not met. All earnings per common share data reported in prior periods have been restated in accordance with SFAS No. 128. A reconciliation of the numerators and denominators of the basic and diluted earnings per common share calculations for the years ended December 31, 1997, 1996, and 1995 is presented in Note 5.

Financial Statement Preparation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are highly liquid investments purchased with maturities of three months or less. Cash equivalents consist of investments in money market accounts and U.S. Treasury bills.

     At December 31, 1996, the Company held investments in U.S. Treasury bills with maturities of three months or less in the aggregate amount of $96,407,000. Management determines the appropriate classification of its U.S. Government and debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company recorded these securities at amortized costs and designated them as "held-to-maturity." No investments in U.S. Treasury bills were held at December 31, 1997.

     The acquisition of substantially all of the assets and certain liabilities of Odyssey Sports, Inc. (Note 11) and the repurchase and retirement of certain of the Company's outstanding Common Stock necessitated the sale of certain held-to-maturity debt securities with amortized costs of $115,428,000 and $31,805,000, respectively, during 1997. These securities were purchased at a discount and were sold within two weeks to two months of their respective stated maturity dates. As such, the securities are considered to be sold at maturity under the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." No realized or unrealized gain or loss resulted from the sale of these securities.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of three to fifteen years. Repair and maintenance costs are charged to expense as incurred.

Long-Lived Assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. No impairment losses have been identified by the Company.

Intangible Assets

Intangible assets consist primarily of trade name, trademark, trade dress, patents and goodwill resulting from the purchase of substantially all of the assets and certain liabilities of Odyssey Sports, Inc. (Note 11). Intangible assets are amortized using the straight-line method over periods ranging from three to forty years. During 1997, amortization of intangible assets was $1,778,000. Amortization expense for the years ended December 31, 1996 and 1995 was not material.

Stock-Based Compensation

Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company will continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosures of net income and earnings per share, as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense, are presented in Note 6.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences resulting from the differences in the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

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

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation.

NOTE 2
SELECTED FINANCIAL STATEMENT INFORMATION

(in thousands)                                          December 31,
                                                      1997        1996
                                                  ----------------------
Cash and cash equivalents:
  U.S. Treasury bills                                          $  96,407
  Cash, interest bearing                          $  24,438       11,415
  Cash, non-interest bearing                          1,766          635
                                                  ----------------------
                                                  $  26,204    $ 108,457
                                                  ======================

Accounts receivable, net:
  Trade accounts receivable                       $ 131,516    $  80,814
  Allowance for doubtful accounts                    (7,046)      (6,337)
                                                  ----------------------
                                                  $ 124,470    $  74,477
                                                  ======================
Inventories, net:
  Raw materials                                   $  47,780    $  50,012
  Work-in-process                                     3,083        1,651
  Finished goods                                     51,905       51,954
                                                  ----------------------
                                                    102,768      103,617
  Reserve for obsolescence                           (5,674)      (5,284)
                                                  ----------------------
                                                  $  97,094    $  98,333
                                                  ======================

Property, plant and equipment, net:
  Land                                            $  16,398    $   9,589
  Buildings and improvements                         51,797       35,076
  Machinery and equipment                            45,332       29,778
  Furniture, computers
    and equipment                                    48,071       20,329
  Production molds                                   13,690        9,399
  Construction-in-process                            19,361       21,003
                                                  ----------------------
                                                    194,649      125,174
  Accumulated depreciation                          (52,146)     (33,828)
                                                  ----------------------
                                                  $ 142,503    $  91,346
                                                  ======================
Intangible assets:
  Trade name                                      $  69,629
  Trademark and trade dress                          29,841
  Patents, goodwill and other                        14,641    $   4,502
                                                  ----------------------
                                                    114,111        4,502
  Accumulated amortization                           (1,970)        (225)
                                                  ----------------------
                                                  $ 112,141    $   4,277
                                                  ======================

Accounts payable and accrued expenses:
    Accounts payable                              $  18,379    $   2,442
    Accrued expenses                                 11,684       12,554
                                                  ----------------------
                                                  $  30,063    $  14,996
                                                  ======================

Accrued employee compensation and benefits:
    Accrued payroll and taxes                     $   9,729    $  12,914
    Accrued vacation and sick pay                     4,092        3,017
    Accrued commissions                                 441          264
                                                  ----------------------
                                                  $  14,262    $  16,195
                                                  ======================

     Total rent expense was $1,760,000, $1,363,000, and $1,181,000 in 1997, 1996
and 1995, respectively.

NOTE 3

BANK LINE OF CREDIT

The Company had a $50,000,000 unsecured line of credit with an interest rate equal to the bank's prime rate (8.5% at December 31, 1997). The line of credit was renewed in February 1998 (Note 14). The line of credit has been primarily utilized to support the issuance of letters of credit, of which there were $4,046,000 outstanding at December 31, 1997, reducing the amount available under the Company's line of credit to $45,954,000.

     The line requires the Company to maintain certain financial ratios, including current and debt-to-equity ratios. The Company is also subject to other restrictive covenants under the terms of the credit agreement.

NOTE 4

COMMON AND PREFERRED STOCK

As of December 31, 1997, the Company had 240,000,000 authorized shares of Common Stock, $.01 par value, of which 74,251,664 were issued and outstanding.

     As of December 31, 1997, the Company was authorized to issue up to 3,000,000 shares of $.01 par value Preferred Stock. No Preferred Stock has been issued.

     In July 1995, the Company established the Callaway Golf Company Grantor Stock Trust (GST). In conjunction with the formation of the GST, the Company sold 4,000,000 shares of newly issued Common Stock to the GST at a purchase price of $60,575,000 ($15.14 per share). In December 1995, the Company sold an additional 1,300,000 shares of newly issued Common Stock to the GST at a purchase price of $26,263,000 ($20.20 per share). The sale of these shares had no net impact on shareholders' equity. During the term of the GST, shares in the GST may be used to fund the Company's obligations with respect to one or more of the Company's non-qualified or qualified employee benefit plans.

     Shares owned by the GST are accounted for as a reduction to shareholders' equity until used in connection with employee benefits. Each period the shares owned by the GST are valued at the closing market price, with corresponding changes in the GST balance reflected in capital in excess of par value.


NOTE 5

EARNINGS PER COMMON SHARE

The schedule below summarizes the elements included in the calculation of basic and diluted earnings per common share for the years ended December 31, 1997, 1996 and 1995.


(in thousands, except per share data)                        Year ended December 31,
                                     1997                             1996                                 1995
                     ----------------------------------------------------------------------------------------------------------
                         Net                  Per-Share      Net                 Per-Share       Net                  Per-Share
                       Income       Shares     Amount      Income     Shares      Amount       Income      Shares      Amount
                     ----------------------------------------------------------------------------------------------------------
Net income            $132,704                            $122,337                             $97,736
Basic EPS                           68,407     $1.94                  66,832       $1.83                   66,641       $1.47
Dilutive Securities                  3,291                             3,829                                3,214
                                    ------                            ------                               ------
Diluted EPS                         71,698     $1.85                  70,661       $1.73                   69,855       $1.40
                    ==========================================================================================================

     For the years ended December 31, 1997, 1996 and 1995, 917,000, 269,000 and
1,329,000 options outstanding were excluded from the calculations, as their effect would have been antidilutive.


NOTE 6

STOCK OPTIONS AND RIGHTS

Options

The Company had the following fixed stock option plans, under which shares were available for grant at December 31, 1997: the 1991 Stock Incentive Plan (the "Incentive Plan"), the Promotion, Marketing and Endorsement Stock Incentive Plan (the "Promotion Plan"), the Non-Employee Directors Stock Option Plan, the 1995 Employee Stock Incentive Plan ("1995 Plan"), the 1996 Stock Option Plan ("1996 Plan") and two plans for certain key officers. The Incentive Plan and the 1996 Plan permit the granting of options to purchase Common Stock to the Company's officers, consultants, employees, or Directors who are also employees, at option prices which may be less than the market value of such stock at the date of grant, while the 1995 Plan permits the granting of options to only employees and consultants of the Company at option prices that may be less than market value at the date of grant. The Company is authorized to grant options to acquire up to 10,000,000 shares of Common Stock under the Incentive Plan and 146,000 shares were available for grant at December 31, 1997. During 1997, the 1995 Plan and the 1996 Plan were amended to increase the maximum number of options to acquire shares of Common Stock to 3,600,000 and 3,000,000, respectively, while the number of shares available for grant at December 31, 1997 was 209,000 and 1,280,000, respectively. Under the Promotion Plan, up to 3,560,000 shares of Common Stock may be granted in the form of options or other stock awards to golf professionals and other parties at prices which may be less than the market value of the stock at the grant date.

Under the Promotion Plan, 774,000 shares were available for grant at December 31, 1997. The Non-Employee Directors Stock Option Plan permits the granting of options to acquire up to 840,000 shares of Common Stock, of which 204,000 were available for grant at December 31, 1997, to Directors of the Company who are not employees, at prices based on a non-discretionary formula, which may be less than the market value of the stock at the date of grant. During 1996 and 1995, the Company granted options to purchase 600,000 and 500,000 shares, respectively, to two key officers, under separate plans, in conjunction with terms of their initial employment. At December 31, 1997, no shares were available for grant under these plans. Additionally, under the 1990 Amended and Restated Stock Option Plan ("1990 Plan"), 4,920,000 shares were authorized for issuance at December 31, 1997, while no shares were available for future grant at December 31, 1997.

     Under the Company's stock option plans, outstanding options vest over periods ranging from zero to five years from the grant date and expire up to ten years after the grant date.

     The following summarizes stock option transactions for the years ended December 31, 1997, 1996, and 1995:


(in thousands, except per share data)                                        Year ended December 31,
                                                       1997                           1996                         1995
                                          --------------------------------------------------------------------------------------
                                                           Weighted-                    Weighted-                     Weighted-
                                                            Average                     Average                       Average
                                                           Exercise                     Exercise                      Exercise
                                             Shares         Price          Shares        Price          Shares         Price
                                          --------------------------------------------------------------------------------------
Outstanding at beginning of year             10,800         $15.03         9,842         $ 9.87        10,652         $ 6.59
Granted                                       3,406          33.79         2,760          28.47         3,145          16.54
Exercised                                    (2,877)          7.81        (1,775)          7.07        (2,329)          3.57
Canceled                                        (72)         28.81           (27)         16.98        (1,626)          9.98
                                          --------------------------------------------------------------------------------------
Outstanding at end of year                   11,257         $22.41        10,800         $15.03         9,842         $ 9.87
Options exercisable at end of year            3,453         $12.17         3,939         $ 8.83         3,354         $ 6.05
                                          --------------------------------------------------------------------------------------
Price range of outstanding options        $0.44 -- $40.00              $0.44 -- $34.38              $.019 -- $18.06
                                          ======================================================================================

The following table summarizes additional information about outstanding stock options at December 31, 1997:

                                                       Weighted-
                                                        Average
                                Number                 Remaining          Weighted-             Number                 Weighted-
       Range of               Outstanding             Contractual          Average            Exercisable               Average
    Exercise Prices         (in thousands)            Life-Years       Exercise Price       (in thousands)          Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
      $ 0 -- $15                 3,734                    3.7              $ 9.69                2,594                   $ 8.20
      $15 -- $30                 3,994                    5.9              $23.63                  693                   $23.58
      $30 -- $40                 3,529                    7.3              $34.98                  166                   $32.37
------------------------------------------------------------------------------------------------------------------------------------
      $ 0 -- $40                11,257                    5.6              $22.41                3,453                   $12.17
====================================================================================================================================


     During August 1995, the Company canceled 634,000 employee stock options, exclusive of those held by Directors, with option prices in excess of the then-current market price of the Company's stock. The Company then reissued an equivalent number of options at the then-current market price.

Rights

The Company has granted officers, consultants, and employees rights to receive an aggregate of 826,800 shares of Common Stock for services or other consideration. At December 31, 1997, rights to receive 80,000 shares of Common Stock remained outstanding. No rights were granted or exercised during 1997, 1996, or 1995.

     In 1995, the Company implemented a plan to protect shareholders' rights in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding Common Stock carries one right to Purchase one one-thousandth of a share of the Company's Series "A" Junior Participating Preferred Stock (the "Right"). The Right entitles the holder, under certain circumstances, to purchase Common Stock of Callaway Golf Company or of the acquiring company at a substantially discounted price ten days after a person or group publicly announces it has acquired or has tendered an offer for 15% or more of the Company's outstanding Common Stock. The Rights are redeemable by the Company at $.01 per Right and expire in 2005.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan ("ESPP") whereby eligible employees may purchase shares of Common Stock at 85% of the lower of the fair market value on the first day of a two year offering period or last day of each six month exercise period. Employees may authorize the Company to withhold compensation during any offering period, subject to certain limitations. During 1997, the ESPP was amended to increase the maximum number of shares of the Company's Common Stock that employees may acquire under this plan to 1,500,000 shares. During 1997 and 1996, the ESPP purchased approximately 372,000 and 168,000 shares, respectively, of the Company's Common Stock. No shares were purchased during 1995. As of December 31, 1997, 960,000 shares were reserved for future issuance.

Compensation Expense

During 1997, 1996, and 1995, the Company recorded $2,041,000, $1,919,000, and
$2,009,000, respectively, in compensation expense as the value of certain options and rights to purchase shares of Common Stock granted to employees and consultants of the Company. The valuation of the options and rights granted to employees is based on the difference between the exercise price and the market value of the stock on the measurement date. The valuation of the options and rights granted to non-employees is estimated using the Black-Scholes option pricing model.

     Unearned compensation has been charged for the value of options granted to both employees and non-employees on the measurement date based on the valuation methods described above. These amounts are amortized over the vesting period of employee options and over the contract terms for non-employees. The unamortized portion of unearned compensation is shown as a reduction of shareholders' equity in the accompanying consolidated balance sheet.

Pro Forma Disclosures

If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earning per share would be reduced to the pro forma amounts indicated below:

(in thousands, except per share data)              Year ended December 31,
                                                  1997       1996      1995
                                                ------------------------------
Net income:
  As reported                                    $132,704   $122,337  $97,736
  Pro forma                                      $124,978   $113,587  $95,510

Earnings per common share:
  As reported
    Basic                                           $1.94      $1.83    $1.47
    Diluted                                         $1.85      $1.73    $1.40
  Pro forma
    Basic                                           $1.83      $1.70    $1.43
    Diluted                                         $1.77      $1.59    $1.36


     The pro forma amounts reflected above may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The fair value of employee stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 1997, 1996, and 1995, respectively:

                                           Year ended December 31,
                                    1997            1996              1995
                                  --------------------------------------------
Dividend yield                          0.9%            0.9%              0.9%
Expected volatility                    31.5%           31.5%             31.5%
Risk free
  interest rates                  5.64-5.89%      5.32-7.66%        5.32-7.66%
Expected lives                     3-6 years       2-6 years         2-6 years

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of grants under the Company's employee stock-based compensation plans.

NOTE 7

EMPLOYEE BENEFIT PLANS

The Company has a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all employees who satisfy the age and service requirements under the 401(k) Plan. Each participant may elect to contribute up to 10% of annual compensation, up to the maximum permitted under federal law, and the Company is obligated to contribute annually an amount equal to 100% of the participant's contribution up to 6% of that participant's annual compensation. Additionally, the Company can make discretionary contributions based on the profitability of the Company. For the years ended December 31, 1996 and 1995, the Company recorded compensation expense for discretionary contributions of $6,390,000 and $6,481,000, respectively. Discretionary contributions related to 1997 will not be made and accordingly, no compensation expense was recorded. Employees contributed to the 401(k) Plan $5,384,000, $3,315,000 and $3,336,000 in 1997, 1996 and 1995, respectively. In accordance with the provisions of the 401(k) Plan, the Company matched employee contributions in the amount of $4,495,000, $1,988,000 and $1,458,000 during 1997, 1996 and 1995, respectively.

     The Company also has an unfunded, nonqualified deferred compensation plan. The plan allows officers and certain other employees of the Company to defer all or part of their compensation, to be paid to the participants or their designated beneficiaries upon retirement, death or separation from the Company. For the years ended December 31, 1997, 1996 and 1995, the total participant deferrals, which are reflected in long-term liabilities, were $1,166,000, $2,564,000 and $1,460,000, respectively.

NOTE 8

INCOME TAXES

Income before income taxes was taxed under the following jurisdictions for the following periods:

(in thousands)                        Year ended December 31,
                                 1997          1996           1995
                               -------------------------------------
Domestic                       $212,453      $193,170       $154,054
Foreign                           1,312         2,425          4,347
                               -------------------------------------
                               $213,765      $195,595       $158,401
                               =====================================

     The provision for income taxes is as follows:

(in thousands)                        Year ended December 31,
                                 1997          1996           1995
                               -------------------------------------
Current tax provision:
  Federal                       $66,462       $65,287        $48,563
  State                          12,419        11,154          9,840
  Foreign                         1,150         1,244          1,626
Deferred tax expense (benefit):
  Federal                         1,042        (3,911)          (317)
  State                              50          (437)         1,053
  Foreign                           (62)          (79)          (100)
                               -------------------------------------
Provision for income taxes      $81,061       $73,258        $60,665
                               =====================================

     During 1997, 1996 and 1995, the Company recognized certain tax benefits related to stock option plans in the amount of $29,786,000, $14,244,000, and $11,236,000, respectively. Such benefits were recorded as a reduction of income taxes payable and an increase in additional paid-in capital.

     Deferred tax assets are comprised of the following:

(in thousands)                                             December 31,
                                                          1997      1996
                                                        -----------------
Reserves and allowances                                 $15,914   $15,056
Depreciation and amortization                             6,107     5,585
Deferred compensation                                     4,559     3,088
Effect of inventory overhead adjustment                   1,555     2,057
Compensatory stock options and rights                     1,589     1,541
State taxes, net                                              5       697
Other                                                       702     3,437
                                                        -----------------
          Net deferred tax asset                        $30,431   $31,461
                                                        =================

     The Company did not require a deferred tax asset valuation allowance at December 31, 1997 or 1996.

     A reconciliation of income taxes computed by applying the statutory federal income tax rate to income before income taxes to the provision for income taxes is as follows:

(in thousands)                             Year ended December 31,
                                      1997          1996           1995
                                    ------------------------------------
Amounts computed at
  statutory federal tax rate        $74,816       $68,458        $55,440
State income taxes,
  net of federal benefit              8,105         6,966          7,081
Other                                (1,860)       (2,166)        (1,856)
                                    ------------------------------------
Provision for income taxes          $81,061       $73,258        $60,665
                                    ====================================

NOTE 9

COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into certain long-term purchase commitments with various vendors. The Company has agreements with one of its suppliers which require the Company to purchase, under certain conditions, a minimum of 25% of all graphite shafts required in the manufacture of its golf clubs through May 1998.

     The Company has committed to purchase titanium golf clubheads costing approximately $73,714,000 from one of its vendors. These clubheads are to be shipped to the Company in accord with a production schedule that extends into 1999.

     The Company and its subsidiaries, incident to their business activities, are parties to a number of legal proceedings in various stages of development. The Company believes that the majority of these proceedings involve matters as to which liability, if any, will be adequately covered by insurance. Management believes that the probable result of these matters individually and in the aggregate will not have a material adverse effect upon the Company's financial position, results of operations or cash flows.

NOTE 10

LITIGATION SETTLEMENT

On September 23, 1997, the Company settled a lawsuit brought against it and certain officers of the Company by a former officer of the Company with the payment of $12,000,000. The Company is seeking coverage for the costs of defending and settling this lawsuit with certain of its insurance carriers and an insurance agent; however, no assurance can be given that any of the costs will be recovered. The Company entered into a six year employment agreement with the former officer which included the issuance of 600,000 stock options at the market price on the date of the grant.

NOTE 11

ACQUISITION

On August 8, 1997, the Company consummated its acquisition of substantially all of the assets and certain liabilities of Odyssey Sports, Inc., by its wholly-owned subsidiary, Odyssey Golf, Inc. ("Odyssey"), subject to certain adjustments as of the time of closing. Odyssey's results of operations have been included in the Company's consolidated results of operations since August 8, 1997. Odyssey manufactures and markets the Odyssey(R) line of putters and wedges with Stronomic(R) and Lyconite(TM) face inserts.

     The cost to acquire substantially all of the assets and certain liabilities of Odyssey Sports, Inc., including professional fees directly related to the acquisition, was approximately $129,256,000 and has been accounted for using the purchase method of accounting. The allocation of the acquisition cost to assets acquired and liabilities assumed is summarized in the table that follows. Amounts allocated to trade name, trademark, trade dress and goodwill are being amortized on the straight-line basis over forty years. The amounts allocated to the process patent and covenant not to compete are being amortized on the straight-line basis over sixteen and three years, respectively.

(in thousands)                                                 August 8, 1997
                                                               --------------
Assets acquired/liabilities assumed:
  Total assets acquired                                           $132,591
  Total liabilities assumed                                         (3,335)
                                                                  --------
  Net assets acquired                                             $129,256
                                                                  ========

     The following unaudited pro forma net sales, net income and earnings per share data for the years ended December 31, 1997 and 1996 are based on the respective historical financial statements of the Company and Odyssey Sports, Inc. The pro forma data presented for the year ended December 31, 1997 combines the results of operations of the Company for the year ended December 31, 1997 with the results of operations of Odyssey Sports, Inc. for the ten months ended August 7, 1997 and the results of Odyssey for the two months ended September 30, 1997, and assumes that the acquisition of substantially all of the assets and certain liabilities of Odyssey Sports, Inc. occurred on January 1, 1997. The pro forma data presented for the year ended December 31, 1996 combines the results of operations of the Company for the year ended December 31, 1996 with the results of operations of Odyssey Sports, Inc. for the year ended September 30, 1996 and assumes that the acquisition of substantially all the assets and certain liabilities of Odyssey Sports, Inc. occurred on January 1, 1996.

     The pro forma financial data presented are not necessarily indicative of the Company's results of operations that might have occurred had the transaction been completed at the beginning of the periods specified, and do not purport to represent what the Company's consolidated results of operations might be for any future period.

                                                      Year ended December 31,
(in thousands, except per share data)                       (unaudited)
                                                       1997            1996
                                                     ------------------------
Net sales                                            $884,840        $711,715
                                                     ------------------------
Net income                                           $134,512        $119,385
                                                     ------------------------
Earnings per common share
  Basic                                                 $1.97           $1.79
  Diluted                                               $1.88           $1.69


NOTE 12

SALES INFORMATION

The Company is engaged in domestic and international sales through retail customers and distributors located within the following geographic areas:

(in thousands)                          Year ended December 31,
                                     1997         1996        1995
                                  ---------------------------------
United States                     $547,256     $460,611    $367,359
Japan                               84,634       58,156      60,971
All others -- individually
  less than 10% of
  net sales                        211,037      159,745     124,957
                                  ---------------------------------
                                  $842,927     $678,512    $553,287
                                  =================================

     The Company, through a distribution agreement, appointed Sumitomo Rubber Industries, Ltd. ("Sumitomo") as the sole distributor of Callaway(R) golf clubs in Japan. The distribution agreement requires Sumitomo to purchase specified minimum quantities. The current distribution agreement began in February 1993 and ends on December 31, 1999. In 1997, 1996 and 1995, sales to Sumitomo accounted for 10%, 9% and 11%, respectively, of the Company's net sales.

NOTE 13

RELATED PARTY TRANSACTIONS

During June 1997, the Company entered into an agreement with Saint Andrews Golf Corporation to form All-American Golf LLC ("All-American") whereby the Company is a 20% equity owner in All-American, which operates a nine-hole golf course, performance center, training facility and driving range (the "Center") located in Las Vegas, Nevada. As of December 31, 1997, the Company had made capital contributions to All-American of $750,000. Additionally, the Company loaned All-American $5,250,000, pursuant to a secured promissory note, for purposes of construction and various other start-up costs. The note, which is secured by certain assets of All-American, bears interest of 10% per annum and is payable in monthly installments. Commencing on the fifth anniversary of the Center's opening, the principal shall be repaid in sixty equal monthly installments.

NOTE 14

SUBSEQUENT EVENTS

Dividend

On January 28, 1998, the Company declared a quarterly cash dividend of $.07 per share payable on March 3, 1998, to shareholders of record on February 10, 1998.

Bank Line of Credit

On February 4, 1998, the Company renewed its line of credit, increasing it to $150,000,000. The line of credit is unsecured and requires the Company to maintain certain financial ratios, including current and debt-to-equity ratios. The Company is also subject to other restrictive covenants under the terms of the credit agreement.

Acquisition

On February 11, 1998, the Company purchased distribution rights and substantially all of the assets of its Korean distributor, subject to certain liabilities. The purchase price consisted of $3,696,000 in conversion of accounts receivable and cash of approximately $3,137,000.

                   -----------------------------------------
                       REPORT OF INDEPENDENT ACCOUNTANTS
                   -----------------------------------------



                                         [LOGO OF PRICE WATERHOUSE APPEARS HERE]



To the Board of Directors and Shareholders of Callaway Golf Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Callaway Golf Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP


San Diego, California
January 28, 1998, except as to
Note 14, which is as of February 11, 1998

            -------------------------------------------------------
                SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)
            -------------------------------------------------------


(in thousands, except per share data)                                  Fiscal Year 1997 Quarters
----------------------------------------------------------------------------------------------------------------------------------
                                          1st                 2nd                  3rd                  4th                Total
                                       -------------------------------------------------------------------------------------------
Net Sales                              $169,073            $253,032              $257,435            $163,387            $842,927
Gross Profit                            $87,002            $134,742              $138,769             $82,287            $442,800
Net Income                              $24,466             $46,821               $37,049             $24,368            $132,704

Earnings per common share*
   Basic                                  $0.36               $0.69                 $0.54               $0.35               $1.94
   Diluted                                $0.34               $0.66                 $0.52               $0.34               $1.85


                                                                       Fiscal Year 1996 Quarters
----------------------------------------------------------------------------------------------------------------------------------
                                          1st                 2nd                  3rd                  4th                Total
                                       -------------------------------------------------------------------------------------------
Net Sales                              $135,138            $210,002              $194,545            $138,827            $678,512
Gross Profit                            $68,632            $111,083              $106,071             $75,373            $361,159
Net Income                              $19,455             $38,937               $38,418             $25,527            $122,337

Earnings per common share*
   Basic                                  $0.29               $0.58                 $0.57               $0.38               $1.83
   Diluted                                $0.28               $0.55                 $0.54               $0.36               $1.73

*Earnings per share is computed individually for each of the quarters presented;
 therefore, the sum of the quarterly earnings per share will not necessarily equal the total for the year.





MARKET FOR COMMON SHARES AND RELATED SHAREHOLDER MATTERS

The Company's Common Shares are traded on the New York Stock Exchange (NYSE). The Company's symbol for its Common Shares is "ELY."

     As of February 24, 1998, the approximate number of holders of record of the Company's Common Stock was 8,797.


STOCK PRICE INFORMATION

                                                             Year ended December 31,
                                                  1997                                      1996
                                  -----------------------------------------------------------------------------
Period:                              High         Low        Dividend         High          Low        Dividend
                                  -----------------------------------------------------------------------------
First Quarter                       $33.63       $28.63        $.07          $28.13        $18.50       $.06
Second Quarter                      $38.13       $27.25        $.07          $33.88        $24.50       $.06
Third Quarter                       $38.38       $32.94        $.07          $36.63        $27.88       $.06
Fourth Quarter                      $36.38       $26.13        $.07          $36.63        $26.63       $.06