Form 10-K405, Exhibit 13
period 1998-12-31
CALLAWAY GOLF CO /CA
filed 1999-03-31
CIK 837465

                                                                    EXHIBIT 13.1

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

Results Of Operations

Years Ended December 31, 1998 and 1997

 For the year ended December 31, 1998, net sales were $697.6 million, a 17% decrease from the prior year. This decrease was primarily due to fewer metal woods sales, particularly titanium metal woods, along with lower average sales prices as a result of a metal wood wholesale price reduction on Big Bertha(R) War Bird(R) stainless steel metal woods and Great Big Bertha(R) and Biggest Big Bertha(R) titanium metal woods, both domestically and in many major international markets. In terms of product sales, the decrease was attributable to decreases in metal woods sales of $154.4 million, iron sales of $4.9 million and other product sales of $14.9 million, partially offset by an increase in Odyssey(R) product sales of $28.9 million, as only five months of Odyssey Golf, Inc.'s ("Odyssey") results were included in the prior year's consolidated results (see Note 13 to the Consolidated Financial Statements). The decrease in metal woods sales was composed of decreases in Great Big Bertha(R) metal woods of $96.8 million, Big Bertha(R) War Bird(R) metal woods of $77.7 million and Biggest Big Bertha(R) metal woods of $57.9 million, which was partially offset by sales of Big Bertha(R) Steelhead(TM) metal woods, which contributed $78.0 million to sales. The decrease in sales of irons was attributable to decreases in Big Bertha(R) irons of $137.6 million, Big Bertha(R) Gold irons of $28.3 million and Great Big Bertha(R) irons of $31.1 million, which was partially offset by a $192.4 million increase in Big Bertha(R) X-12(TM) irons.

    In terms of net sales by region, domestic sales decreased $109.6 million (20%) for the year ended December 31,1998 as compared with 1997. Net sales in Japan and the rest of Asia decreased $23.2 million (27%) and $19.8 million (37%), respectively, during 1998, while net sales in Europe and Canada increased by $7.7 million (7%) and $7.7 million (44%), respectively, during this period.

    The Company believes the diversion of consumer purchases to the Company's new Big Bertha(R) Steelhead(TM) metal woods and Big Bertha(R) X-12(TM) irons from its higher priced titanium metal woods and irons, and marketplace anticipation of the introduction of the Great Big Bertha(R) Hawk Eye(R) titanium metal woods in January 1999, also contributed to the decrease in sales in 1998. Additionally, the Company believes that competition has caused the Company to lose some market share domestically partly because of pricing strategies implemented by certain competitors. In addition, the economic turmoil in Southeast Asia and Japan had an adverse effect on the Company's sales and results of operations. Sales earlier in the year also were adversely affected by unusual "El Nino" weather conditions in the United States. The Company also believes that certain actions by the USGA in 1998 contributed to the drop in metal wood sales.

    For the year ended December 31, 1998, gross profit decreased to $296.0 million from $442.8 million in the prior year, and gross margin decreased to 42% from 53%. This decrease was primarily attributable to additions to the reserve for excess inventory of $30.0 million in the fourth quarter, lower average sales prices as a result of a metal wood wholesale price reduction on Big Bertha(R) War Bird(R) stainless steel metal woods and Great Big Bertha(R) and Biggest Big Bertha(R) titanium metal woods and the accompanying customer compensation, an increase in warranty expense, and increased manufacturing labor and overhead costs.

    Selling expenses increased to $147.0 million in 1998 from $120.6 million in 1997. This increase was primarily attributable to costs associated with Odyssey's putter operations, which the Company acquired in August 1997, and foreign and domestic subsidiaries acquired during 1998, as well as an increase in international advertising and other marketing expenses. This increase was partially offset by a decrease in domestic promotional and endorsement expenses.

    General and administrative expenses increased to $98.0 million in 1998 from $70.7 million in 1997. This increase was due to pre-production and non-capitalized construction costs of the new golf ball facility, expenses associated with foreign and domestic subsidiaries acquired during 1998, expenses associated with the consolidation of the Company's European operations, expenses associated with Odyssey's putter operations, including amortization of goodwill, and an increase in the reserve for uncollectable accounts receivable.

    Research and development expenses increased to $36.8 million in 1998 from $30.3 million in 1997. This increase was primarily attributable to increased product design costs related to increased employee compensation, consulting and other overhead expenses, including those associated with Callaway Golf Ball Company and Odyssey's putter operations.

    Charges of $54.2 million were recorded in the fourth quarter of 1998 related to the Company's cost reduction actions (see "Restructuring"). These charges were primarily composed of $28.7 million for asset impairments, excess lease costs, and costs to exit various non-core business activities, including venues, new player development, interactive golf and publishing, $13.8 million for impairment of assets due to the consolidation of continuing operations and $11.7 million for employee separation costs.

    Other income decreased to $3.9 million in 1998 from $4.6 million in 1997. This decrease was due to a decrease in interest income resulting from lower cash balances during 1998 versus 1997 and losses on dispositions of assets in 1998. This decrease was partially offset by net gains on foreign currency transactions in 1998 of $1.6 million, as compared with net losses in 1997 of $0.9 million.

    Interest expense increased to $2.7 million in 1998 resulting from draws on the Company's line of credit. The line of credit was not used during 1997.

YEARS ENDED DECEMBER 31, 1997 AND 1996

 For the year ended December 31, 1997, net sales increased 24% to $842.9 million compared to $678.5 million for the prior year. The growth in sales included increases in the sales of metal woods, irons, and putters. Metal wood sales increased $65.1 million primarily due to sales of Biggest Big Bertha(R) Titanium Drivers. Iron sales increased $65.4 million primarily due to sales of Great Big Bertha(R) Tungsten-Titanium(TM) Irons, which generated revenues of $59.3 million for the year ended December 31, 1997. Also contributing to the increase in net sales was the acquisition of certain assets and liabilities of Odyssey Sports, Inc. by the Company's wholly-owned subsidiary, Odyssey Golf, Inc., which contributed $20.5 million in net sales.

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

Liquidity And Capital Resources

 At December 31, 1998, cash and cash equivalents increased to $45.6 million from $26.2 million at December 31, 1997, primarily as a result of $30.4 million provided by operations and $63.5 million provided by financing activities, partially offset by cash flows used in investing activities of $75.1 million. After adding back non-cash expenses, the Company's operations generated positive cash flows. Cash provided by financing activities was primarily due to net proceeds from the Company's revolving line of credit and note payable, and from the issuance of Common Stock, partially offset by dividends paid and short-term debt retirements.

    Cash used in investing activities totaled $75.1 million and resulted primarily from capital expenditures for building improvements, production and research and development machinery and computer equipment. Of these capital expenditures, $47.7 million related to Callaway Golf Ball Company. The acquisition of the Company's distributors in Korea, Belgium, Denmark, Canada, France and Norway, the purchase of the remaining 80% interest in All-American Golf LLC and the remaining 20% interest in Callaway Golf Trading GmbH also contributed to cash used in investing activities.

    The Company's principal source of liquidity, both on a short-term and long-term basis, has been cash flow provided by operations and the Company's line of credit facility. Even though sales declined in 1998 and the Company does not foresee any significant improvement in sales during 1999, the Company expects this trend to continue. The Company replaced its $150.0 million line of credit facility in December 1998 with a $75.0 million credit facility in conjunction with a two-staged loan funding (see Note 4 to the Consolidated Financial Statements). On February 12, 1999, the Company consummated the amendment of its line of credit to increase the revolving credit facility to up to $120.0 million and entered into an $80.0 million accounts receivable securitization facility (see Note 16 to the Consolidated Financial Statements). During 1998, the Company borrowed against its line of credit to fund operations and finance capital expenditures. At December 31, 1998, the Company had $3.0 million available on its line of credit. The Company intends to repay its borrowings on its line of credit with cash flow from operations.

    As a result of the implementation of a business plan to improve operating efficiencies (see "Restructuring"), the Company incurred charges of $54.2 million in the fourth quarter of 1998. Of these charges, $25.5 million are non-cash. Cash outlays during 1998 for employee termination costs, contract cancellation fees and other expenses were $10.2 million. Future material cash outlays for employee termination costs, excess lease costs and other expenses are estimated at $18.5 million. Of this amount, $5.3 million is anticipated to occur during the first quarter of 1999, while the remainder, which primarily relates to excess lease costs, will be paid through February 2013. These cash outlays will be funded by cash flows from operations and the Company's line of credit. If the actual actions taken by the Company differ from the plans on which these estimates are based, actual losses recorded and resulting cash outlays made by the Company could differ significantly.

    The Company believes that, based upon its current operating plan, analysis of its consolidated financial position and projected future results of operations, it will be able to maintain its current level of operations, including purchase commitments and planned capital expenditures for the foreseeable future, through operating cash flows and available borrowings under its credit facilities. There can be no assurance, however, that future industry specific or other developments, or general economic trends will not adversely affect the Company's operations or its ability to meet its future cash requirements.

Restructuring

 On November 11, 1998, the Company announced that it had adopted a business plan that included a number of cost reduction actions and operational improvements. These actions include: the consolidation of the operations of the Company's wholly-owned subsidiary, Odyssey, into the operations of the Company while maintaining the distinct and separate Odyssey(R) brand image; the discontinuation, transfer or suspension of certain initiatives not directly associated with the Company's core business, such as the Company's involvement with interactive golf sites, golf book publishing, new player development and a golf venue in Las Vegas; and the re-sizing of the Company's core business to reflect current and expected business conditions. These initiatives are expected to be largely completed during 1999. As a result of these actions, the Company recorded one-time charges of $54.2 million during the fourth quarter of 1998. These charges (shown below in tabular format) primarily relate to: 1) the elimination of job responsibilities, resulting in costs incurred for employee severance; 2) the decision to exit certain non-core business activities, resulting in losses on disposition of the Company's 80% interest in Callaway Golf Media Ventures (see Note 15 of the Consolidated Financial Statements), a loss on the sale of All-American Golf (See Note 13 of the Consolidated Financial Statements), as well as excess lease costs; and 3) consolidation of the Company's continuing operations resulting in impairment of assets, losses on disposition of assets and excess lease costs. Without these charges, the Company's earnings per diluted share would have been $0.13 for the year ended December 31, 1998.

    Employee reductions occurred in almost all areas of the Company, including manufacturing, marketing, sales, and administrative areas. At December 31, 1998, the Company had reduced its non-temporary work force by approximately 750 positions. Although substantially all reductions occurred prior to December 31, 1998, a small number of reductions will occur in the first quarter of 1999.

-------------------------------------------------------------------------------------------------------------
    Details of the one-time charges are as follows:

                                                                     One-Time                Reserve Balance
(in thousands)                                      Cash/Non-Cash     Charge     Activity      at 12/31/98
-------------------------------------------------------------------------------------------------------------
Elimination of Job Responsibilities                                   $11,664    $ 8,473         $ 3,191
 Severance packages                                    Cash            11,603      8,412           3,191
 Other                                               Non-cash              61         61

Exiting Certain Non-core Business Activities                          $28,788    $12,015         $16,773
 Loss on disposition of subsidiaries                 Non-cash          13,072     10,341           2,731
 Excess lease costs                                    Cash            12,660        146          12,514
 Contract cancellation fees                            Cash             2,700      1,504           1,196
 Other                                                 Cash               356         24             332

Consolidation of Operations                                           $13,783    $ 2,846         $10,937
 Loss on disposition/impairment of assets            Non-cash          12,364      2,730           9,634
 Excess lease costs                                    Cash               806          4             802
 Other                                                 Cash               613        112             501

    Future cash outlays are anticipated to be completed by the end of 1999, excluding certain lease commitments that continue through February 2013.

    The Company anticipates that this business plan will generate savings going forward in excess of $40.0 million per year, beginning in 1999. In addition, the Company is continuing to implement an ongoing process of reviewing its manufacturing operations and its worldwide supplier network aimed at reducing the cost of goods sold and generating significant savings. However, no assurances can be given that the full amount of the anticipated savings will be realized.

Certain Factors Affecting Callaway Golf Company

IMPLEMENTATION OF BUSINESS PLAN

 During the fourth quarter of 1998, the Company began implementing its recently adopted business plan. See "Liquidity and Capital Resources" and "Restructuring" sections immediately above.

SALES; GROSS MARGIN; SEASONALITY

 The Company believes that, although interest in golf appears to be growing, the worldwide premium golf equipment market has been declining and that it may continue to decline during the foreseeable future. Demand in the United States for premium golf equipment also has declined in 1998, and the Company experienced a decline in domestic sales in 1998. The economic turmoil in Southeast Asia and Japan continues to cause contraction in the retail golf markets in these countries and elsewhere around the world, and has had an adverse effect on the Company's sales and results of operations. The Company expects this situation to continue in 1999.

    While sales of the Company's newly introduced Big Bertha(R) Steelhead(TM) and Great Big Bertha(R) Hawk Eye(R) Titanium Metal Woods have been strong to date, no assurances can be given that the demand for these products or the Company's other existing products, or the introduction of new products, will permit the Company to experience growth in sales, or maintain historical levels of sales, in the future.

    Sales to Japan, which accounted for approximately 9% of the Company's total sales in 1998 and 10% of total sales in 1997, are expected to decrease in 1999 as the Company's distributor, Sumitomo Rubber Industries, Ltd. ("Sumitomo"), prepares for the transition of responsibility from it to ERC International Company ("ERC"), a wholly-owned Japanese subsidiary of the Company, by January 1, 2000. See "Certain Factors Affecting Callaway Golf Company International distribution."

    The Company experienced a decrease in its gross margin as a percentage of net sales during 1998 compared to historical levels. This decrease was primarily due to additions to the reserve for excess inventory, lower sales revenue associated with a metal wood wholesale price reduction on Big Bertha(R) War Bird(R) Stainless Steel Metal Woods, and Great Big Bertha(R) and Biggest Big Bertha(R) Titanium Metal Woods and accompanying customer compensation, an increase in warranty expense, and increased manufacturing labor and overhead costs. For the first three quarters of 1998, the Company's gross margin was impacted negatively by increased sales of irons as a percentage of net sales, which have lower margins than metal woods. However, this negative impact was offset by a shift in product sales mix to a higher percentage of metal woods during the fourth quarter of 1998. During 1999, the Company anticipates its gross margin percentage to exceed its 1998 levels as a result of a shift in product sales mix and decreased inventory obsolescence and manufacturing labor and overhead costs. However, consumer acceptance of current and new product introductions as well as continuing pricing pressure from competitive market conditions may have an adverse effect on the Company's future sales and gross margin.

    In the golf equipment industry, sales to retailers are generally seasonal due to lower demand in the retail market in the cold weather months covered by the fourth and first quarters. The Company's business generally follows this seasonal trend and the Company expects this to continue. Unusual or severe weather conditions such as the "El Nino" weather patterns experienced during the winter of 1997-1998 may compound these seasonal effects.

COMPETITION

 The market in which the Company does business is highly competitive, and is served by a number of well-established and well-financed companies with recognized brand names, as well as new companies with popular products. New product introductions and/or price reductions by competitors continue to generate increased market competition and the Company believes that such competition has caused it to lose some unit market share and has negatively affected sales. While the Company believes that its products and its marketing efforts continue to be competitive, there can be no assurance that successful marketing activities by competitors will not negatively impact the Company's future sales.

    A manufacturer's ability to compete is in part dependent upon its ability to satisfy the various subjective requirements of golfers, including the golf club's look and "feel," and the level of acceptance that the golf club has among professional and other golfers. The subjective preferences of golf club purchasers also may be subject to rapid and unanticipated changes. There can be no assurance as to how long the Company's golf clubs will maintain market acceptance. For example, consumer support for shallow-faced metal woods increased in 1998, and many of the Company's competitors are making such products. The Company does not currently make a "shallow-faced" wood, and does not believe that the designs currently in the market are superior to its deeper-faced offerings. However, if "shallow-faced" products continue to gain consumer acceptance, the Company's sales could be negatively affected.

NEW PRODUCT INTRODUCTION

 The Company believes that the introduction of new, innovative golf equipment is increasingly important to its future success. The Company faces certain risks associated with such a strategy. For example, new models and basic design changes in golf equipment are frequently met with consumer rejection. In addition, prior successful designs may be rendered obsolete within a relatively short period of time as new products are introduced into the marketplace. Further, new products that retail at a lower price than prior products may negatively impact the Company's revenues unless unit sales increase. New designs generally should satisfy the standards established by the United States Golf Association ("USGA") and the Royal and Ancient Golf Club of St. Andrews ("R&A") because these standards are generally followed by golfers within their respective jurisdictions. While all of the Company's current products have been found to conform to USGA and R&A rules, there is no assurance that new designs will receive USGA and/or R&A approval, or that existing USGA and/or R&A standards will not be altered in ways that adversely affect the sales of the Company's products.

    On November 2, 1998, the USGA announced the adoption of a test protocol to measure the so-called "spring-like effect" in certain golf clubheads. The USGA has advised the Company that none of the Company's current products are barred by this test. The R&A is considering the adoption of a similar or related test. Future actions by the USGA or the R&A may impede the Company's ability to introduce new products and therefore could have a material adverse effect on the Company's results of operations.

    The Company's new products have tended to incorporate significant innovations in design and manufacture, which have resulted in higher prices for the Company's products relative to other products in the marketplace. There can be no assurance that a significant percentage of the public will always be willing to pay such prices for golf equipment. Thus, although the Company has achieved certain successes in the introduction of its golf clubs in the past, no assurances can be given that the Company will be able to continue to design and manufacture golf clubs that achieve market acceptance in the future.

    The rapid introduction of new products by the Company can result in closeouts of existing inventories at both the wholesale and retail levels. Such closeouts can result in reduced margins on the sale of older products, as well as reduced sales of new products, given the availability of older products at lower prices. Historically, the Company has managed such closeouts so as to avoid any material negative impact on the Company's operations, but there can be no assurance that the Company will always be able to do so.

    The Company plans its manufacturing capacity based upon the forecasted demand for its products. Actual demand for such products may exceed or be less than forecasted demand. The Company's unique product designs often require sophisticated manufacturing techniques, which can limit the Company's ability to quickly expand its manufacturing capacity to meet the full demand for its products. If the Company is unable to produce sufficient quantities of new products in time to fulfill actual demand, especially during the Company's traditionally busy second and third quarters, it could limit the Company's sales and adversely affect its financial performance. On the other hand, the Company commits to components and other manufacturing inputs for varying periods of time, which can limit the Company's ability to quickly react if actual demand is less than forecast. As in 1998, this could result in excess inventories and related obsolescence charges that could adversely affect the Company's financial performance.

PRODUCT BREAKAGE

 The Company supports all of its golf clubs with a limited two year written warranty. Since the Company does not rely upon traditional designs in the development of its golf clubs, its products may be more likely to develop unanticipated problems than those of many of its competitors which use traditional designs. For example, clubs have been returned with cracked clubheads, broken graphite shafts and loose medallions. In addition, the Company's Biggest Big Bertha(R) Drivers, because of their large clubhead size and extra long, lightweight graphite shafts, have experienced shaft breakage at a rate higher than generally experienced with the Company's other metal woods, even though these shafts are among the most expensive to manufacture in the industry. While any breakage or warranty problems are deemed significant to the Company, the incidence of clubs returned as a result of cracked clubheads, broken graphite shafts, loose medallions and other product problems to date has not been material in relation to the volume of Callaway Golf clubs which have been sold. The Company monitors closely the level and nature of any product breakage and, where appropriate, seeks to incorporate design and production changes to assure its customers of the highest quality available in the market. Significant increases in the incidence of breakage or other product problems may adversely affect the Company's sales and image with golfers. While the Company believes that it has sufficient reserves for warranty claims, there can be no assurance that these reserves will be sufficient if the Company were to experience an unusually high incidence of breakage or other product problems.

CREDIT RISK

 The Company primarily sells its products to golf equipment retailers and foreign distributors. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from these customers. The Company believes it has adequate reserves for potential credit losses. Historically, the Company's bad debt expense has been low. However, the recent downturn in the retail golf equipment market has resulted in delinquent or uncollectible accounts for some of the Company's significant customers. As a result, during 1998 the Company increased its reserve for credit losses. Management does not foresee any significant improvement in the golf equipment market during 1999, and therefore expects this trend to continue. Accordingly, there can be no assurance that the Company's results of operations or cash flows will not be adversely impacted by the failure of its customers to meet their obligations to the Company.

DEPENDENCE ON CERTAIN VENDORS AND MATERIALS

 The Company is dependent on a limited number of suppliers for its clubheads and shafts. In addition, some of the Company's products require specifically developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. The Company believes that suitable clubheads and shafts could be obtained from other manufacturers in the event its regular suppliers are unable to provide components. However, any significant production delay or disruption caused by the inability of current suppliers to deliver or the transition to other suppliers could have a material adverse impact on the Company's results of operations.

    The Company uses United Parcel Service ("UPS") for substantially all ground shipments of products to its domestic customers. The Company is continually reviewing alternative methods of ground shipping to supplement its use and reduce its reliance on UPS. To date, a limited source of alternative vendors have been identified and adopted by the Company. Nevertheless, any interruption in UPS services could have a material adverse effect on the Company's sales and results of operations.

    The Company's size has made it a large consumer of certain materials, including titanium and carbon fiber. Callaway Golf does not make these materials itself, and must rely on its ability to obtain adequate supplies in the world marketplace in competition with other users of such materials. While the Company has been successful in obtaining its requirements for such materials thus far, there can be no assurance that it will always be able to do so. An interruption in the supply of such materials or a significant change in costs could have a material adverse effect on the Company.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS


 The golf club industry, in general, has been characterized by widespread imitation of popular club designs. The Company has an active program of enforcing its proprietary rights against companies and individuals who market or manufacture counterfeits and "knock off" products, and aggressively asserts its rights against infringers of its copyrights, patents, trademarks, and trade dress. However, there is no assurance that these efforts will reduce the level of acceptance obtained by these infringers. Additionally, there can be no assurance that other golf club manufacturers will not be able to produce successful golf clubs which imitate the Company's designs without infringing any of the Company's copyrights, patents, trademarks, or trade dress.

    An increasing number of the Company's competitors have, like the Company itself, sought to obtain patent, trademark, copyright or other protection of their proprietary rights and designs. From time to time others have or may contact the Company to claim that they have proprietary rights that have been infringed by the Company and/or its products. The Company evaluates any such claims and, where appropriate, has obtained or sought to obtain licenses or other business arrangements. To date, there have been no interruptions in the Company's business as a result of any claims of infringement. No assurance can be given, however, that the Company will not be adversely affected in the future by the assertion of intellectual property rights belonging to others. This effect could include alteration of existing products, withdrawal of existing products and delayed introduction of new products.

    Various patents have been issued to the Company's competitors in the golf ball industry. As Callaway Golf Ball Company develops a new golf ball product, it must avoid infringing these patents or other intellectual property rights, or it must obtain licenses to use them lawfully. If any new golf ball product is found to infringe on protected technology, the Company could incur substantial costs to redesign its golf ball product or to defend legal actions. Despite its efforts to avoid such infringements, there can be no assurance that Callaway Golf Ball Company will not infringe on the patents or other intellectual property rights of third parties in its development efforts, or that it will be able to obtain licenses to use any such rights, if necessary.

    The Company has stringent procedures to maintain the secrecy of its confidential business information. These procedures include criteria for dissemination of information and written confidentiality agreements with employees and vendors. Suppliers, when engaged in joint research projects, are required to enter into additional confidentiality agreements. There can be no assurance that these measures will prove adequate in all instances to protect the Company's confidential information.

"GRAY MARKET" DISTRIBUTION

 Some quantities of the Company's products find their way to unapproved outlets or distribution channels. This "gray market" in the Company's products can undermine authorized retailers and foreign wholesale distributors who promote and support the Company's products, and can injure the Company's image in the minds of its customers and consumers. On the other hand, stopping such commerce could result in a potential decrease in sales to those customers who are selling Callaway Golf products to unauthorized distributors and/or an increase in sales returns over historical levels. For example, the Company experienced a decline in sales in the United States in 1998, and believes the decline was due, in part, to a decline in "gray market" shipments to Asia and Europe. While the Company has taken some lawful steps to limit commerce in its products in the "gray market" in both domestic and international markets, it has not stopped such commerce.

GOLF PROFESSIONAL ENDORSEMENTS

 The Company establishes relationships with professional golfers in order to evaluate and promote Callaway Golf branded golf clubs. The Company has entered into endorsement arrangements with members of the various professional tours, including the Senior PGA Tour, the PGA Tour, the LPGA Tour, the PGA European Tour and the Nike Tour. While most professional golfers fulfill their contractual obligations, some have been known to stop using a sponsor's products despite contractual commitments. To date, the Company believes that the cessation of use by professional endorsers of Callaway(R) brand products has not resulted in a significant amount of negative publicity.

 However, if certain of Callaway Golf's professional endorsers were to stop using the Company's products contrary to their endorsement agreements, the Company's business could be adversely affected in a material way by the negative publicity.

    Many professional golfers throughout the world use the Company's golf clubs even though they are not contractually bound to do so. The Company has created cash "pools" that reward such usage. For the last several years, the Company has experienced an exceptional level of driver penetration on the world's five major professional tours, and the Company has heavily advertised that fact. It is unlikely that the Company will be able to sustain this level of professional usage in 1999. Many other companies are aggressively seeking the patronage of these professionals, and are offering many inducements, including specially designed products and significant cash rewards.

    As in past years, during 1998, the Company continued its Big Bertha(R) Players' Pools ("Pools") for the PGA, Senior PGA, LPGA and Nike Tours. Those professional players participating in the Pools received cash for using Callaway Golf products in professional tournaments, but were not bound to use the products or grant any endorsement to the Company. The Company believes that its professional endorsements and its Pools contributed to its usage on the professional tours in 1998. However, in connection with its new business plan for 1999 the Company has significantly reduced these Pools for the PGA and the Senior PGA Tours, and has eliminated the Pools for the LPGA and Nike Tours. As a result, the Company anticipates that the level of professional usage of the Company's products will be lower in 1999 than 1998. Further, while it is not clear whether professional endorsements materially contribute to retail sales, it is possible that a decline in the level of professional usage of the Company's products could have a material adverse effect on the Company's business.

NEW BUSINESS VENTURES

 The Company has invested significant capital in new business ventures. However, in connection with the Company's review of its business, the Company has determined to discontinue, transfer or suspend certain business ventures not directly associated with the Company's core business. See "Restructuring." However, the Company continues development of its golf ball business. See "Certain Factors Affecting Callaway Golf Company - Golf Ball Development."

INTERNATIONAL DISTRIBUTION

 The Company's management believes that controlling the distribution of its products throughout the world will be an element in the future growth and success of the Company. The Company has been actively pursuing a reorganization of its international operations, including the acquisition of distribution rights in certain key countries in Europe, Asia and North America. These efforts have resulted and will continue to result in additional investments in inventory, accounts receivable, corporate infrastructure and facilities. The integration of foreign distribution into the Company's international sales operations will require the dedication of management resources which may temporarily detract from attention to the day-to-day business of the Company.

    Additionally, the Company's plan of integration of foreign distribution increases the Company's exposure to fluctuations in exchange rates for various foreign currencies which could result in losses and, in turn, could adversely impact the Company's results of operations. There can be no assurance that the Company will be able to mitigate this exposure in the future through its management of foreign currency transactions. International reorganization also could result in disruptions in the distribution of the Company's products in some areas. There can be no assurance that the acquisition of some or all of the Company's foreign distribution will be successful, and it is possible that an attempt to do so will adversely affect the Company's business.

    In 1993, the Company, through a distributor agreement, appointed Sumitomo Rubber Industries, Ltd. as the sole distributor, and Sumitomo Corporation as the sole importer, of Callaway(R) golf clubs in Japan. This distributor agreement runs through December 31, 1999. The Company does not intend to extend it.

    The Company has established ERC, a wholly owned Japanese corporation, for the purpose of distributing Odyssey(R) products. ERC also will distribute Callaway Golf balls when ready and Callaway Golf clubs beginning January 1, 2000. There will be significant costs and capital expenditures invested in ERC before there will be sales sufficient to support such costs. However, these costs have not been material to date. Furthermore, there are significant risks associated with the Company's intention to effectuate distribution in Japan through ERC, and it is possible that doing so will have a material adverse effect on the Company's operations and financial performance.

GOLF BALL DEVELOPMENT

 In 1996, the Company formed Callaway Golf Ball Company, a wholly owned subsidiary of the Company, for the purpose of designing, manufacturing and selling golf balls. The Company has previously licensed the manufacture and distribution of a golf ball product in Japan and Korea. The Company also distributed a golf ball under the trademark "Bobby Jones." These golf ball ventures were introduced primarily as promotional efforts and were not commercially successful.

    The Company has determined that Callaway Golf Ball Company will enter the golf ball business by creating, developing and manufacturing golf balls in a new plant constructed just for this purpose. The successful implementation of the Company's strategy could be adversely affected by various risks, including, among others, delays in product development, construction delays and unanticipated costs. There can be no assurance as to if and when a successful golf ball product will be developed or that the Company's investments will ultimately be realized.

    The Company's golf ball business is still in the developmental stage and, by plan, has had a significant negative impact on the Company's cash flows and results of operations and will continue to do so during 1999. The Company believes that many of the same factors that affect the golf equipment industry, including growth rate in the golf equipment industry, intellectual property rights of others, seasonality and new product introductions, also apply to the golf ball business. In addition, the golf ball business is highly competitive with a number of well-established and well-financed competitors. These competitors have established market share in the golf ball business, which the Company will need to penetrate for its golf ball business to be successful.

YEAR 2000 ISSUE

 Historically, many computer programs have been written using two digits rather than four to define the applicable year, which could result in the program failing to properly recognize a year that begins with "20" instead of "19." This, in turn, could result in major system failures or miscalculations, and is generally referred to as the "Year 2000" or "Y2K" issue.

    While the Company's own products do not contain date-based functionality and are not susceptible to the Y2K issue, much of the Company's operations incorporate or are affected by systems which may contain date-based functionality. Therefore, the Company has formulated a Year 2000 Plan to address the Company's Y2K issue. The Company's Year 2000 Plan contemplates four phases -- assessment, remediation, testing and release/installation -- which will overlap to a significant degree. The Company's own internal critical systems and key suppliers are the primary areas of focus. The Company believes critical systems and key suppliers are those systems or suppliers, which, if they are not Y2K compliant, may disrupt the Company's manufacturing, sales or distribution capabilities in a material manner.

    The assessment phase involves an inventory, prioritization and preliminary evaluation of the Y2K compliance of the Company's key systems (e.g., hardware, software and embedded systems) and critical suppliers and customers (e.g., component suppliers, vendors, customers, utilities and other service providers) on which the Company relies to operate its business. The Company estimates the assessment phase to be approximately 90% complete.

    During the assessment phase it was determined that over 450 of the Company's key systems were considered critical to the ongoing operations of the Company. Of these critical systems, the manufacturer certifies that approximately 60% are Y2K compliant, and the compliance of approximately 33% of the systems is undeterminable until they can be tested. Those systems tested and found not to be Y2K compliant, as well as the remaining 7% which are not Y2K compliant, will be fixed on the schedule discussed below.

    Also in connection with the assessment phase, the Company has been assessing the compliance of its critical suppliers and customers. The Company relies on suppliers for timely delivery of a broad range of goods and services worldwide, including components for its golf clubs. Moreover, the Company's suppliers rely on countless other suppliers, over which the Company has little or no influence regarding Y2K compliance. The level of preparedness of critical suppliers and customers can vary greatly from country to country. The Company believes that critical suppliers and customers present an area of significant risk to the Company in part because of the Company's limited ability to influence actions of third parties, and in part because of the Company's inability to estimate the level and impact of noncompliance of third parties throughout the extended supply chain.

    The Company has received information concerning the Y2K compliance status of critical suppliers and customers in response to extensive inquiries initiated in the Fall of 1998 to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Y2K issues. The process of evaluating these suppliers and selected customers is continuing and is expected to be completed by the fourth quarter of 1999.

    The Company has commenced the remediation phase and begun to identify and implement remediation options for its critical systems. The Company expects to complete this phase by mid-1999. Remediation for key systems will primarily include altering the product or software code, upgrading or replacing the product, recommending changes in how the product is used or retiring the product.

    In October 1997, the Company implemented a new business computer system, which runs most of the Company's data processing and financial reporting software applications and has in part addressed remediation issues Company-wide. The manufacturer of the application software used on the new computer system has represented that the software addresses the Y2K issue, although recent testing of the software indicates that some level of remediation may be required. The information systems of the majority of the Company's subsidiaries have now been converted to the new system, and the Company anticipates converting the remaining material subsidiaries by mid-year 1999.

    The Company presently plans to have completed the four phases with respect to those systems which are critical to its operations no later than the end of the third quarter of 1999. Some non-critical systems may not be addressed until after January 2000.

    The total cost associated with assessment and required modifications to implement the Company's Year 2000 Plan is not expected to be material to the Company's financial position. The Company currently estimates that the total cost of implementing its Year 2000 Plan will not exceed $6.0 million. This preliminary estimate is based on presently available information and will be updated as the Company continues its assessment and proceeds with implementation. In particular, the estimate may need to be increased once the Company has formulated its contingency plan. The total amount expended on the Year 2000 Plan through December 1998 was $633,000, of which approximately $414,000 related to repair or replacing of software and related hardware problems and approximately $219,000 related to internal and external labor costs.

    If the Company's new business computer system fails due to the Y2K issue, or if any computer hardware or software applications or embedded systems critical to the Company's manufacturing, shipping or other processes are overlooked, or if the remaining subsidiary conversions are not made or are not completed timely, there could be a material adverse impact on the business operations and financial performance of the Company. Additionally, there can be no assurance that the Company's critical suppliers and customers will not experience a Y2K-related failure that could have a material adverse effect on the business operations or financial performance of the Company. In particular, if third party suppliers, due to the Y2K issue, fail to provide the Company with components or materials which are necessary to manufacture its products, with sufficient electric power and other utilities to sustain its manufacturing process, or with adequate, reliable means of transporting its products to its customers worldwide, then any such failure could have a material adverse effect on the business operations and financial performance of the Company.

    The Company has not yet established a contingency plan, but intends to formulate one to address unavoided or unavoidable risks and expects to have the contingency plan formulated by July 1999. In particular, with respect to third party component suppliers, the Company will develop contingency plans for suppliers determined to be at high risk of noncompliance or business disruption. The contingency plans are being developed on a case-by-case basis, and may include booking orders and producing products before anticipated business disruptions. Even so, judgments regarding contingency plans -- such as how to develop them and to what extent -- are themselves subject to many variables and uncertainties. There can be no assurance that the Company will correctly anticipate the level, impact or duration of noncompliance by suppliers that provide inadequate information. As a result, there is no certainty that the Company's contingency plans will be sufficient to mitigate the impact of noncompliance by suppliers, and some material adverse effect to the Company may result from one or more third parties regardless of defensive contingency plans.

    Estimates of time, cost, and risk are based on currently available information. Developments that could affect estimates include, but are not limited to, the availability and cost of trained personnel; the ability to locate and correct all relevant computer software code and systems; cooperation and remediation success of the Company's suppliers and customers (and their suppliers and customers); and the ability to correctly anticipate risks and implement suitable contingency plans in the event of system failures at the Company or its suppliers and customers (and their suppliers and customers).

EURO CURRENCY

 Many of the countries in which the Company sells its products are Member States of the Economic and Monetary Union ("EMU"). Beginning January 1, 1999 Member States of the EMU have the option of trading in either their local currencies or the euro, the official currency of EMU participating Member States. Parties are free to choose the unit they prefer in contractual relationships during the transitional period, beginning January 1999 and ending June 2002. The Company has installed a new computer system that supports sales throughout Europe. This new system runs substantially all of the principal data processing and financial reporting software for such sales. The Company anticipates that, after the implementation of an upgrade, the new system will contain the functionality to process transactions in either a country's local currency or euro. The implementation of this upgrade, which is part of a larger plan to update the Company's enterprise-wide software to the manufacturer's current version, is planned to take place during 2000. Until such time as the upgrade has occurred, transactions denominated in euro will be processed manually. The Company does not anticipate a large demand from its customers to transact in euros. Additionally, the Company does not believe that it will incur material costs specifically associated with manually processing data or preparing its business systems to operate in either the transitional period or beyond. However, there can be no assurance that the conversion of EMU Member States to euro will not have a material adverse effect on the Company and its operations.

MARKET RISK

 The Company is exposed to the impact of foreign currency fluctuations due to its international operations and certain export sales. The Company is exposed to both transactional currency/functional currency and functional currency/reporting currency exchange rate risks. In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in the value of foreign currencies. During 1998, the Company entered into forward foreign currency exchange rate contracts to hedge payments due on intercompany transactions by one of its wholly-owned foreign subsidiaries, Callaway Golf Europe Ltd. The effect of this practice is to minimize variability in the Company's operating results arising from foreign exchange rate movements. These foreign exchange contracts generally do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the intercompany transactions being hedged, and the Company does not engage in hedging contracts which exceed the amounts of the intercompany transactions.

    However, pursuant to its new foreign exchange hedging policy, beginning in January 1999, the Company also may use forward foreign currency exchange rate contracts to hedge certain firm commitments and the related receivables and payables with other foreign subsidiaries. Additionally, the Company expects that it also may hedge anticipated transactions denominated in foreign currencies using forward foreign currency exchange rate contracts and put or call options, which may be combined to form range forwards. Foreign currency derivatives will be used only to the extent considered necessary to meet the Company's objectives and the Company does not enter into forward contracts for speculative purposes. The Company's foreign currency exposures include most European currencies, Japanese yen, Canadian dollar and Korean won.

    Additionally, the Company is exposed to interest rate risk from its Credit Facilities (see Notes 4 and 16 to the Company's Consolidated Financial Statements) which are indexed to the London Interbank Offering Rate ("LIBOR").

    Sensitivity analysis is the measurement of potential loss in future earnings of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates or foreign currency values. The Company used a sensitivity analysis model to quantify the estimated potential effect of unfavorable movements of 10% in foreign currencies to which the Company was exposed at December 31, 1998 under its derivative financial instruments.

    The sensitivity analysis model is a risk analysis tool and does not purport to represent actual losses in earnings that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market rates. It also does not represent the maximum possible loss that may occur. Actual future gains and losses will differ from those estimated because of changes or differences in market rates and interrelationships, hedging instruments and hedge percentages, timing and other factors.

    The estimated maximum one-day loss in earnings from the Company's foreign-currency derivative financial instruments, calculated using the sensitivity analysis model described above, is $1.2 million at December 31, 1998. The Company believes that such a hypothetical loss from its derivatives would be offset by increases in the value of the underlying transactions being hedged.

    Notes 2 and 4 to the Consolidated Financial Statements outline the principal amounts, weighted-average interest rates, fair values and other terms required to evaluate the expected cash flows and sensitivity to interest rate changes.

                          CONSOLIDATED BALANCE SHEET

(in thousands, except share and per share data)                                                    December 31,
                                                                                             1998               1997
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                                                $  45,618          $  26,204
 Accounts receivable, net                                                                    73,466            124,470
 Inventories, net                                                                           149,192             97,094
 Deferred taxes                                                                              51,029             23,810
 Other current assets                                                                         4,301             10,208
------------------------------------------------------------------------------------------------------------------------------
  Total current assets                                                                      323,606            281,786

Property, plant and equipment, net                                                          172,794            142,503
Intangible assets, net                                                                      127,779            112,141
Other assets                                                                                 31,648             25,284
------------------------------------------------------------------------------------------------------------------------------
                                                                                          $ 655,827          $ 561,714
==============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued expenses                                                    $  35,928          $  30,063
 Accrued employee compensation and benefits                                                  11,083             14,262
 Accrued warranty expense                                                                    35,815             28,059
 Line of credit                                                                              70,919
 Note payable                                                                                12,971
 Accrued restructuring costs                                                                  7,389
 Income taxes payable                                                                         9,903
------------------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                                 184,008             72,384

Long-term liabilities:
 Deferred compensation                                                                        7,606              7,905
 Accrued restructuring costs                                                                 11,117

Commitments and contingencies (Note 10)

Shareholders' equity:
 Preferred Stock, $.01 par value, 3,000,000 shares
  authorized, none issued
  and outstanding at December 31, 1998 and 1997
 Common Stock, $.01 par value, 240,000,000 shares
  authorized, 75,095,087
  and 74,251,664  issued and outstanding at December 31, 1998 and 1997                          751                743
 Paid-in capital                                                                            258,015            337,403
 Unearned compensation                                                                       (5,653)            (3,575)
 Retained earnings                                                                          252,528            298,728
 Accumulated other comprehensive income                                                       1,780               (559)
 Less: Grantor Stock Trust (5,300,000 shares at December
  31, 1998
  and 1997) at market (Note 5)                                                              (54,325)          (151,315)
------------------------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                                453,096            481,425
------------------------------------------------------------------------------------------------------------------------------
                                                                                          $ 655,827          $ 561,714
==============================================================================================================================

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share data)                                                       Year ended December 31,
                                                                                    1998              1997             1996
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $697,621     100%   $842,927   100%  $678,512    100%
Cost of goods sold                                                          401,607      58%    400,127    47%   317,353     47%
----------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                              296,014      42%    442,800    53%   361,159     53%

Selling expenses                                                            147,022      21%    120,589    14%    80,701     12%
General and administrative expenses                                          98,048      14%     70,724     8%    74,476     11%
Research and development costs                                               36,848       5%     30,298     4%    16,154      2%
Restructuring costs                                                          54,235       8%
Litigation settlement                                                                            12,000     1%
----------------------------------------------------------------------------------------------------------------------------------
  (Loss) income from operations                                             (40,139)     (6%)   209,189    25%   189,828     28%
Interest and other income, net                                                3,911               4,586            5,804
Interest expense                                                             (2,671)                (10)             (37)
----------------------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                                           (38,899)     (6%)   213,765    25%   195,595     29%
Income tax (benefit) provision                                              (12,335)             81,061           73,258
----------------------------------------------------------------------------------------------------------------------------------
  Net (loss) income                                                        $(26,564)     (4%)  $132,704    16%  $122,337     18%
==================================================================================================================================

(Loss) earnings per common share
  Basic                                                                    $  (0.38)           $   1.94         $   1.83
  Diluted                                                                  $  (0.38)           $   1.85         $   1.73
Common equivalent shares
  Basic                                                                      69,463              68,407           66,832
  Diluted                                                                    69,463              71,698           70,661

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)                                                                            Year ended December 31,
                                                                                1998                1997             1996
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net (loss) income                                                          $(26,564)          $ 132,704         $122,337
   Adjustments to reconcile net (loss) income to net cash provided by operating activities:
      Depreciation and amortization                                             35,885              19,408           12,691
      Non-cash compensation                                                      2,887               2,041            1,919
      Tax benefit from exercise of stock options                                 3,068              29,786           14,244
      Deferred taxes                                                           (36,235)              1,030           (4,420)
      Non-cash restructuring costs                                              25,497
      Loss (gain) on disposal of assets                                          1,298                   2              (17)
   Changes in assets and liabilities, net of effects from acquisitions:
      Accounts receivable, net                                                  51,575             (36,936)           3,510
      Inventories, net                                                         (42,665)              6,271          (44,383)
      Other assets                                                             (12,149)             (6,818)         (12,872)
      Accounts payable and accrued expenses                                     (4,357)             13,529          (15,395)
      Accrued employee compensation and benefits                                (3,411)             (2,437)           2,031
      Accrued warranty expense                                                   7,760                 756            3,534
      Income taxes payable                                                       9,652              (2,636)             626
      Accrued restructuring costs                                                7,389
      Other liabilities                                                           (299)              2,796            2,902
      Accrued restructuring costs - long-term                                   11,117
---------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                    30,448             159,496           86,707
---------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Capital expenditures                                                        (67,859)            (67,938)         (35,352)
   Acquisitions, net of cash acquired                                          (10,672)           (129,256)            (610)
   Proceeds from sale of assets                                                  3,417                  72               72
---------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                       (75,114)           (197,122)         (35,890)
---------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net proceeds from line of credit                                             70,919
   Proceeds from note payable                                                   12,971
   Short-term debt retirement                                                  (10,373)
   Issuance of Common Stock                                                     10,343              27,530           14,533
   Retirement of Common Stock                                                     (917)            (52,985)
   Dividends paid, net                                                         (19,485)            (19,123)         (16,025)
---------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                          63,458             (44,578)          (1,492)
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                            622                 (49)             (25)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                            19,414             (82,253)          49,300
Cash and cash equivalents at beginning of year                                  26,204             108,457           59,157
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $ 45,618           $  26,204         $108,457
---------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures:
   Cash paid for interest                                                     $  2,162           $      10         $     37
   Cash paid for income taxes                                                 $  8,165           $  54,358         $ 62,938
===========================================================================================================================

    See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in thousands)                                                                     Accumulated                        Current
                                                                                      Other                           Year's
                                    Common Stock   Paid-In    Unearned   Retained Comprehensive                    Comprehensive
                                   --------------
                                   Shares  Amount  Capital  Compensation Earnings    Income     GST     Total         Income
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995         70,912  $ 709  $214,846  $   (2,420)  $131,801   $   (89) $ (119,913) $224,934
--------------------------------------------------------------------------------------------------------------------------------
   Exercise of stock options        1,775     18    12,240                                                 12,258
   Tax benefit from exercise of
       stock options                                14,244                                                 14,244
   Compensatory stock and stock
       options                                       2,604        (685)                                     1,919
   Employee stock purchase plan       168      2     2,273                                                  2,275
   Cash dividends                                                         (17,297)                        (17,297)
   Dividends on shares held by GST                                          1,272                           1,272
   Adjustment of GST shares to
       market value                                 32,462                                      (32,462)
   Equity adjustment from foreign
       currency translation                                                             325                   325       $   325
   Net income                                                             122,337                         122,337       122,337
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996         72,855    729   278,669      (3,105)   238,113       236    (152,375)  362,267    $  122,662
--------------------------------------------------------------------------------------------------------------------------------
   Exercise of stock options        2,877     29    21,529                                                 21,558
   Tax benefit from exercise of
       stock options                                29,786                                                 29,786
   Compensatory stock and stock
       options                                       2,511        (470)                                     2,041
   Employee stock purchase plan       372      4     5,968                                                  5,972
   Stock retirement                (1,852)   (19)                         (52,966)                        (52,985)
   Cash dividends                                                         (20,607)                        (20,607)
   Dividends on shares held by GST                                          1,484                           1,484
   Adjustment of GST shares to
       market value                                 (1,060)                                       1,060
   Equity adjustment from
       foreign currency translation                                                    (795)                 (795)   $     (795)
   Net income                                                             132,704                         132,704       132,704
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997         74,252    743   337,403      (3,575)   298,728      (559)   (151,315)  481,425    $  131,909
-------------------------------------------------------------------------------------------------------------------------------
   Exercise of stock options          391      4     4,433                                                  4,437
   Tax benefit from exercise
       of stock options                              3,068                                                  3,068
   Issuance of Restricted
       Common Stock                   130      1     4,029      (4,030)
   Cancellation of Restricted
       Common Stock                   (19)            (597)        597
   Compensatory stock and stock
       options                                       1,532       1,355                                      2,887
   Employee stock purchase plan       386      4     5,902                                                  5,906
   Stock retirement                   (45)    (1)     (765)                  (151)                           (917)
   Cash dividends                                                         (20,969)                        (20,969)
   Dividends on shares held
       by GST                                                               1,484                           1,484
   Adjustment of GST shares to
       market value                                (96,990)                                      96,990
   Equity adjustment from
       foreign currency
       translation                                                                    2,339                 2,339    $    2,339
   Net loss                                                               (26,564)                        (26,564)      (26,564)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998         75,095  $ 751  $258,015  $   (5,653)  $252,528   $ 1,780  $  (54,325) $453,096    $  (24,225)
===============================================================================================================================

    See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
THE COMPANY
--------------------------------------------------------------------------------

 Callaway Golf Company ("Callaway Golf" or the "Company") is a California corporation formed in 1982. The Company designs, develops, manufactures and markets high-quality, innovative golf clubs. Callaway Golf's primary products include Big Bertha(R) metal woods with the War Bird(R) soleplate, Great Big Bertha(R) titanium metal woods, Biggest Big Bertha(R) titanium drivers, Big Bertha(R) Steelhead(TM) metal woods, Big Bertha(R) irons, Great Big Bertha(R) Tungsten(R) Titanium(TM) irons, Big Bertha(R) X-12(TM) irons, Odyssey(R) putters and wedges and various other putters.

NOTE 2
SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION

 The consolidated financial statements include the accounts of the Company and its subsidiaries, Callaway Golf Sales Company, Callaway Golf Ball Company, Odyssey Golf, Inc. ("Odyssey"), CGV, Inc., All-American Golf LLC ("All-American"), Callaway Golf Media Ventures ("CGMV"), Callaway Golf Europe Ltd., ERC International Company, Callaway Golf (Germany) GmbH, Callaway Golf Canada Ltd., Callaway Golf Korea Ltd. and Callaway Golf Europe, S.A. All significant intercompany transactions and balances have been eliminated.

FINANCIAL STATEMENT PREPARATION

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of such estimates include provisions for warranty, uncollectible accounts receivable, inventory obsolescence and restructuring costs (Note 11). Actual results could differ from those estimates, which could materially affect future results of operations.

REVENUE RECOGNITION

 Sales are recognized at the time goods are shipped, net of an allowance for sales returns.

FAIR VALUE OF FINANCIAL INSTRUMENTS

 The Company's financial instruments consist of cash and cash equivalents, trade receivables and payables, forward foreign currency exchange contracts, its revolving line of credit and note payable (Note 4). The carrying amounts of these instruments approximate fair value because of their short maturities and variable interest rates.

ADVERTISING COSTS

 The Company advertises primarily through television and print media. The Company's policy is to expense advertising costs, including production costs, as incurred. Advertising expenses for 1998, 1997 and 1996 were $32,944,000, $20,320,000 and $18,321,000, respectively.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

 The accounts of the Company's foreign subsidiaries have been translated into United States dollars at appropriate rates of exchange. Cumulative translation gains or losses are recorded as accumulated other comprehensive income in shareholders' equity. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statement of operations. The Company recorded transaction gains of $1,598,000 in 1998 and transaction losses of $940,000 in 1997. The amounts recorded as a result of foreign currency transactions in 1996 were not material.

   During 1998, 1997 and 1996, the Company entered into forward foreign currency exchange rate contracts to hedge payments due on intercompany transactions by one of its wholly-owned foreign subsidiaries, Callaway Golf Europe Ltd. Realized and unrealized gains and losses on these contracts are recorded in income. The effect of this practice is to minimize variability in the Company's operating results arising from foreign exchange rate movements. The Company does not engage in foreign currency speculation. These foreign exchange contracts generally do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the intercompany transactions being hedged, and the Company does not engage in hedging contracts which exceed the amount of the intercompany transactions. At December 31, 1998, 1997 and 1996, the Company had approximately $11,543,000, $2,575,000 and $5,774,000, respectively, of foreign exchange contracts outstanding. The contracts outstanding at December 31, 1998 mature between January and June of 1999. The Company had net realized and unrealized gains on foreign exchange contracts of $57,000 and $261,000 in 1998 and 1997, respectively, and net realized and unrealized losses of $521,000 in 1996.

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in income or other comprehensive income, depending on whether the derivatives are designated as hedges and, if so, the types of hedges. SFAS No. 133 is effective for all periods beginning after June 15, 1999; the Company has elected to early adopt SFAS No. 133 on January 1, 1999.

    Adoption of this statement does not significantly affect the way in which the Company currently accounts for derivatives to hedge payments due on intercompany transactions, as described above. Accordingly, no cumulative-effect-type adjustments will be made. However, the Company expects that it also may hedge anticipated transactions denominated in foreign currencies using forward foreign currency exchange rate contracts and put or call options, which may be combined to form range forwards. The forward contracts used to hedge anticipated transactions will be recorded as either assets or liabilities in the balance sheet at fair value. Gains and losses on such contracts will be recorded in other comprehensive income and will be recorded in income when the anticipated transaction occurs. The ineffective portion of all hedges will be recognized in current period earnings. Due to its current and expected future limited use of derivative instruments, the Company does not expect that the adoption of SFAS No. 133 will have a material impact on its results of operations or financial position.

EARNINGS PER COMMON SHARE

 Basic earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period, increased by dilutive potential common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include shares owned by the Callaway Golf Company Grantor Stock Trust (Note 5), options issued pursuant to the Company's stock option plans (Note 7), potential shares related to the Employee Stock Purchase Plan (Note 7) and rights to purchase preferred shares under the Callaway Golf Company Shareholder Rights Plan (Note 7). Dilutive securities related to the Callaway Golf Company Grantor Stock Trust and the Company's stock option plans are included in the calculation of diluted earnings per common share using the treasury stock method. Dilutive securities related to the Employee Stock Purchase Plan are calculated by dividing the average withholdings during the period by 85% of the lower of the offering period price or the market value at the end of the period. The dilutive effect of rights to purchase preferred shares under the Callaway Golf Shareholder Rights Plan have not been included as dilutive securities because the conditions necessary to cause these rights to be redeemed were not met. A reconciliation of the numerators and denominators of the basic and diluted earnings per common share calculations for the years ended December 31, 1998, 1997 and 1996 is presented in Note 6.

CASH EQUIVALENTS

 Cash equivalents are highly liquid investments purchased with maturities of three months or less.

    The acquisition of substantially all of the assets and certain liabilities of Odyssey Sports, Inc. (Note 13) and the repurchase and retirement of certain of the Company's outstanding Common Stock necessitated the sale of certain held-to-maturity debt securities with amortized costs of $115,428,000 and $31,805,000, respectively, during 1997. These securities were purchased at a discount and were sold within two weeks to two months of their respective stated maturity dates. As such, the securities are considered to be sold at maturity under the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." No realized or unrealized gains or losses resulted from the sales of these securities.

INVENTORIES

 Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

 Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of three to fifteen years. Repair and maintenance costs are charged to expense as incurred. The Company's property, plant and equipment are depreciated over the following periods:

 ----------------------------------------------------
 Buildings and improvements            10-15 years
 Machinery and equipment                   5 years
 Furniture, computers and equipment      3-5 years
 Production molds                          3 years
 ----------------------------------------------------

    Normal repairs and maintenance are expensed as incurred. Expenditures that materially increase values, change capacities or extend useful lives are capitalized. Replacements are capitalized and the property, plant, and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any resulting gain or loss on disposition is included in income.

LONG-LIVED ASSETS

 The Company assesses potential impairments of its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. During the fourth quarter of 1998, the Company implemented a restructuring plan that included a number of cost reduction actions and operational improvements (Note 11). As a result of this plan, impairment losses were recorded for certain of the Company's long-lived assets.

INTANGIBLE ASSETS

 Intangible assets consist primarily of trade name, trademark, trade dress, patents and goodwill resulting from the purchase of substantially all of the assets and certain liabilities of Odyssey Sports, Inc. and goodwill associated with the purchase of certain foreign distributors (Note 13). Intangible assets are amortized using the straight-line method over periods ranging from three to 40 years. During 1998 and 1997, amortization of intangible assets was $5,466,000 and $1,778,000 respectively. Amortization expense for the year ended December 31, 1996 was not material.

STOCK-BASED COMPENSATION

 The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method. Pro forma disclosures of net income and earnings per share, as if the fair value-based method had been applied in measuring compensation expense, are presented in Note 7.

INCOME TAXES

 Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences resulting from differences in the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

    Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries since such amounts are expected to be reinvested indefinitely. The Company provides a valuation allowance for its deferred tax assets when, in the opinion of management, it is more likely than not that such assets will not be realized.

COMPREHENSIVE INCOME

 Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. The components of comprehensive income for the Company include net income and foreign currency translation adjustments. Since the Company has elected the indefinite reversal criterion, it does not accrue income taxes on foreign currency translation adjustments. The financial statements of prior periods presented have been reclassified for comparative purposes.

SEGMENT INFORMATION

 Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires disclosure of certain information about the Company's operating segments, products, geographic areas in which it operates and its major customers. This information is presented in Note 14.

DIVERSIFICATION OF CREDIT RISK

 The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

    The Company may invest its excess cash in money market accounts and U.S. Government securities and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. During 1998, no investments in U.S. Government securities were held.

    The Company operates in the golf equipment industry and primarily sells its products to golf equipment retailers and foreign distributors. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from these customers. The Company maintains reserves for potential credit losses, which it considers adequate to cover any such losses.

    During 1998, 1997, and 1996, approximately 38%, 35% and 32%, respectively, of the Company's net sales were made to foreign customers. An adverse change in either economic conditions abroad or the Company's relationship with significant distributors could negatively impact the volume of the Company's international sales and the Company's results of operations.

RECLASSIFICATIONS

 Certain prior period amounts have been reclassified to conform with the current period presentation.

NOTE 3
SELECTED FINANCIAL STATEMENT INFORMATION
--------------------------------------------------------------------------------

(in thousands)                                December 31,
                                           1998         1997
-------------------------------------------------------------------------------------
Cash and cash equivalents:
 Cash, interest bearing                    $ 41,689   $ 24,438
 Cash, non-interest bearing                   3,929      1,766
-------------------------------------------------------------------------------------
                                           $ 45,618   $ 26,204
=====================================================================================
Accounts receivable, net:
 Trade accounts receivable                 $ 83,405   $131,516
 Allowance for doubtful
  accounts                                   (9,939)    (7,046)
-------------------------------------------------------------------------------------
                                           $ 73,466   $124,470
=====================================================================================
Inventories, net:
 Raw materials                             $102,352   $ 47,780
 Work-in-process                              1,820      3,083
 Finished goods                              81,868     51,905
-------------------------------------------------------------------------------------
                                            186,040    102,768
 Reserve for obsolescence                   (36,848)    (5,674)
-------------------------------------------------------------------------------------
                                           $149,192   $ 97,094
=====================================================================================
Property, plant and equipment, net:
 Land                                      $ 13,375   $ 16,398
 Buildings and improvements                  55,307     51,797
 Machinery and equipment                     57,334     45,332
 Furniture, computers and
  equipment                                  55,629     48,071
 Production molds                            17,472     13,690
 Construction-in-process                     52,920     19,361
-------------------------------------------------------------------------------------
                                            252,037    194,649
 Accumulated depreciation                   (79,243)   (52,146)
-------------------------------------------------------------------------------------
                                           $172,794   $142,503
=====================================================================================
Intangible assets:
 Trade name                                $ 69,629   $ 69,629
 Trademark and trade dress                   29,841     29,841
 Patents, goodwill and other                 35,765     14,641
-------------------------------------------------------------------------------------
                                            135,235    114,111
 Accumulated amortization                    (7,456)    (1,970)
-------------------------------------------------------------------------------------
                                           $127,779   $112,141
-------------------------------------------------------------------------------------
Accounts payable and accrued
 expenses:
  Accounts payable                         $ 10,341   $ 18,379
  Note to related party (Note 15)             6,766
  Accrued expenses                           18,821     11,684
-------------------------------------------------------------------------------------
                                           $ 35,928   $ 30,063
=====================================================================================
Accrued employee compensation and
 benefits:
  Accrued payroll and taxes                $  6,178   $  9,729
  Accrued vacation and sick pay               4,423      4,092
  Accrued commissions                           482        441
-------------------------------------------------------------------------------------
                                           $ 11,083   $ 14,262
=====================================================================================

--------------------------------------------------------------------------------
NOTE 4
BANK LINE OF CREDIT AND NOTE PAYABLE
--------------------------------------------------------------------------------
  On December 30, 1998, the Company replaced its existing bank line of credit with a $75,000,000 interim revolving credit facility. The credit facility is secured by substantially all of the assets of the Company and bears interest at the London Interbank Offering Rate ("LIBOR") plus a fixed interest margin. Proceeds from the initial borrowing on the closing date were used to repay the Company's existing indebtedness under a revolving loan agreement dated as of February 4, 1998. The credit facility will be used to support working capital and general corporate needs, including the issuance of letters of credit. As of December 31, 1998, $2,951,000 of the credit facility remained available for borrowings, including a reduction of $1,130,000 for outstanding letters of credit. The credit facility requires the Company to maintain certain minimum financial ratios including a fixed charge coverage ratio, as well as other restrictive covenants.

     On February 12, 1999, the Company consummated the amendment of its credit facility to increase the facility to up to $120,000,000. Also effective on February 12, 1999, the Company entered into an $80,000,000 accounts receivable securitization (Note 16).

     On December 30, 1998, Callaway Golf Ball Company, a wholly-owned subsidiary of the Company, entered into a master lease agreement for the acquisition and lease of approximately $56,000,000 of machinery and equipment. This lease program is expected to commence during the second quarter of 1999 and includes an interim finance agreement (the "Finance Agreement"). The Finance Agreement provides pre-lease financing advances for the acquisition and installation costs of the aforementioned machinery and equipment. The Finance Agreement bears interest at LIBOR plus a fixed interest margin and is secured by the underlying machinery and equipment and a corporate guarantee from the Company. As of December 31, 1998, $12,971,000 was outstanding under this facility.

NOTE 5
GRANTOR STOCK TRUST
--------------------------------------------------------------------------------
  In July 1995, the Company established the Callaway Golf Company Grantor Stock Trust (the "GST"). In conjunction with the formation of the GST, the Company sold 4,000,000 shares of newly issued Common Stock to the GST at a purchase price of $60,575,000 ($15.14 per share). In December 1995, the Company sold an additional 1,300,000 shares of newly issued Common Stock to the GST at a purchase price of $26,263,000 ($20.20 per share). The sale of these shares had no net impact on shareholders' equity. During the term of the GST, shares in the GST may be used to fund the Company's obligations with respect to one or more of the Company's non-qualified or qualified employee benefit plans.

     Shares owned by the GST are accounted for as a reduction to shareholders' equity until used in connection with employee benefits. Each period, the shares owned by the GST are valued at the closing market price, with corresponding changes in the GST balance reflected in capital in excess of par value.

--------------------------------------------------------------------------------
NOTE 6
EARNINGS PER COMMON SHARE
--------------------------------------------------------------------------------
  The schedule below summarizes the elements included in the calculation of basic and diluted (loss) earnings per common share for the years ended December 31, 1998, 1997 and 1996.

     For the year ended December 31, 1998, all dilutive securities were excluded from the calculation of diluted loss per share, as their effect would have been antidilutive. For the years ended December 31, 1997 and 1996, 917,000 and 269,000 options, respectively, were excluded from the calculations, as their effect would have been antidilutive.

(in thousands, except per share data)                               Year ended December 31,
--------------------------------------------------------------------------------------------------
                                                                   1998       1997      1996
Net (loss) income                                                $(26,564)  $132,704  $122,337
--------------------------------------------------------------------------------------------------
Weighted-average shares outstanding:
 Weighted-average shares outstanding - Basic                       69,463     68,407    66,832
 Dilutive securities                                                           3,291     3,829
--------------------------------------------------------------------------------------------------
 Weighted average shares outstanding - Diluted                     69,463     71,698    70,661
==================================================================================================
(Loss) earnings per common share
 Basic                                                           $  (0.38)  $   1.94  $   1.83
 Diluted                                                         $  (0.38)  $   1.85  $   1.73

NOTE 7
STOCK OPTIONS AND RIGHTS
--------------------------------------------------------------------------------
OPTIONS

  The Company had the following fixed stock option plans, under which shares were available for grant at December 31, 1998: the 1991 Stock Incentive Plan (the "1991 Plan"), the 1995 Employee Stock Incentive Plan (the "1995 Plan"), the 1996 Stock Option Plan (the "1996 Plan"), the 1998 Stock Incentive Plan (the "1998 Plan"), the Promotion, Marketing and Endorsement Stock Incentive Plan (the "Promotion Plan") and the Non-Employee Directors Stock Option Plan (the "Directors Plan").

     The 1991 Plan, the 1996 Plan and the 1998 Plan permit the granting of options or other stock awards to the Company's officers, employees and consultants. Under the 1991 Plan, option prices may be less than the market value at the date of grant, while under the 1996 Plan and the 1998 Plan options may not be granted at option prices that are less than fair market value at the date of grant. The 1995 Plan permits the granting of options or other stock awards to only employees and consultants of the Company at option prices that may be less than market value at the date of grant. The 1995 Plan and the 1996 Plan were amended in 1998 to increase the maximum number of options to acquire shares of Common Stock to 4,600,000 and 6,000,000 shares, respectively.

     During 1996 and 1995, the Company granted options to purchase shares to two key officers, under separate plans, in conjunction with terms of their initial employment (the "Key Officer Plans"). The 1990 Amended and Restated Stock Option Plan (the "1990 Plan") permitted the granting of options to officers, employees and consultants. No shares are available for grant under the Key Officer Plans or the 1990 Plan.

     Under the Promotion Plan, shares of Common Stock may be granted in the form of options or other stock awards to golf professionals and other endorsers at prices that may be less than the market value of the stock at the grant date. The Directors Plan permits the granting of options to purchase shares of Common Stock to Directors of the Company who are not employees, at prices based on a non-discretionary formula, which currently may not be less than the market value of the stock at the date of grant.

The following table presents shares authorized, available for future grant and outstanding under each of the Company's plans as of December 31, 1998:

(in thousands)
---------------------------------------------------------------------------------------------------------------
Plan                                                                  Authorized    Available  Outstanding
---------------------------------------------------------------------------------------------------------------
1990 Plan                                                                 4,920                      130
1991 Plan                                                                10,000          38        3,447
Promotion Plan                                                            3,560         738        1,211
1995 Plan                                                                 4,600         739        3,768
1996 Plan                                                                 6,000       2,195        3,805
1998 Plan                                                                   500         500
Key Officer Plans                                                         1,100                      820
Director Plan                                                               840          92          456
-------------------------------------------------------------------------------------------------------------
Total                                                                    31,520       4,302       13,637
=============================================================================================================

     Under the Company's stock option plans, outstanding options vest over periods ranging from zero to five years from the grant date and expire up to ten years after the grant date.

     The following summarizes stock option transactions for the years ended December 31, 1998, 1997 and 1996:

(in thousands, except per share data)                                                  Year ended December 31,
                                                                     1998                       1997                  1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           Weighted-                Weighted-            Weighted-
                                                                            Average                  Average              Average
                                                                            Exercise                 Exercise             Exercise
                                                               Shares        Price         Shares     Price     Shares      Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                               11,257        $22.41        10,800    $15.03      9,842      $ 9.87
Granted                                                         4,020         25.04         3,406     33.79      2,760       28.47
Exercised                                                        (441)        10.16        (2,877)     7.81     (1,775)       7.07
Canceled                                                       (1,199)        34.86           (72)    28.81        (27)      16.98
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                     13,637        $22.62        11,257    $22.41     10,800      $15.03
Options exercisable at end of year                              6,039        $17.78         3,453    $12.17      3,939      $ 8.83
-----------------------------------------------------------------------------------------------------------------------------------
Price range of outstanding options                         $0.44 - $40.00             $0.44 - $40.00        $0.44 - $34.38
===================================================================================================================================

     The following tables summarize additional information about outstanding stock options at December 31, 1998 and options and other stock awards granted during 1998:

  OPTIONS OUTSTANDING AND EXERCISABLE BY PRICE RANGE AS OF DECEMBER 31, 1998

                                               Weighted-
                                                Average
                             Number            Remaining       Weighted-          Number         Weighted-
         Range of          Outstanding        Contractual       Average         Exercisable       Average
     Exercise Prices     (in thousands)       Life-Years     Exercise Price    (in thousands)  Exercise Price
-------------------------------------------------------------------------------------------------------------
        $ 0 - $10            1,327               3.4             $ 3.21           1,249           $ 2.83
        $10 - $25            4,602               4.5             $16.37           2,841           $14.82
        $25 - $40            7,708               6.9             $29.68           1,949           $31.63
-------------------------------------------------------------------------------------------------------------
        $ 0 - $40           13,637               5.8             $22.62           6,039           $17.78
=============================================================================================================

              OPTIONS AND OTHER STOCK AWARDS GRANTED DURING 1998

                                                             Number        Weighted-Average
                                                         (in thousands)     Exercise Price
-------------------------------------------------------------------------------------------------------------
Exercise price = market value                                3,878             $25.88
Exercise price ** market value                                   5             $28.56
Exercise price * market value                                  137             $ 1.28
-------------------------------------------------------------------------------------------------------------
                                                             4,020             $25.04
-------------------------------------------------------------------------------------------------------------

** Greater than
*  Less than

     During 1998, the Company modified certain terms of 720,000 options held by directors, certain officers and employees. These modifications, which largely resulted from the Company's restructuring plan, included acceleration of vesting and extension of expiration terms at the Company's discretion. At the time of modification, the exercise prices of the options were in excess of the then-current market price and accordingly, this action did not result in compensation expense for the Company.

    Also during 1998, the Company canceled 150,000 options held by non-employees with option prices in excess of the then-current market price of the Company's stock. The Company then reissued an equivalent number of options at the then-current market price and extended certain expiration terms, and recorded the related compensation expense of $71,000. An additional $195,000 was recorded in unearned compensation, which will be amortized over the remaining vesting periods.

RIGHTS

 The Company has granted officers, consultants, and employees rights to receive an aggregate of 826,800 shares of Common Stock for services or other consideration. During 1998, 80,000 rights were exercised while none were granted. At December 31, 1998, no rights to receive shares of Common Stock remained outstanding. No rights were granted or exercised during 1997 or 1996.

    The Company has a plan to protect shareholders' rights in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding Common Stock carries one right to purchase one one-thousandth of a share of the Company's Series "A" Junior Participating Preferred Stock (the "Right"). The Right entitles the holder, under certain circumstances, to purchase Common Stock of Callaway Golf Company or of the acquiring company at a substantially discounted price ten days after a person or group publicly announces it has acquired or has tendered an offer for 15% or more of the Company's outstanding Common Stock. The Rights are redeemable by the Company at $.01 per Right and expire in 2005.

RESTRICTED COMMON STOCK

 During 1998, the Company granted 130,000 shares of Restricted Common Stock to 26 officers of the Company. Of these shares, 19,250 shares have been canceled. The shares, which are restricted as to sale or transfer until vesting, will vest on January 1, 2003. The related net compensation expense of $3,433,000 is being recognized ratably over the vesting period, based on the difference between the exercise price and market value of the stock on the measurement date.

EMPLOYEE STOCK PURCHASE PLAN

 The Company has an Employee Stock Purchase Plan ("ESPP") whereby eligible employees may purchase shares of Common Stock at 85% of the lower of the fair market value on the first day of a two year offering period or the last day of each six month exercise period. Employees may authorize the Company to withhold compensation during any offering period, subject to certain limitations. During 1997, the ESPP was amended to increase the maximum number of shares of the Company's Common Stock that employees may acquire under this plan to 1,500,000 shares. During 1998, 1997 and 1996, the ESPP purchased approximately 386,000, 372,000 and 168,000 shares, respectively, of the Company's Common Stock. As of December 31, 1998, 574,000 shares were reserved for future issuance.

COMPENSATION EXPENSE

 During 1998, 1997, and 1996, the Company recorded $2,321,000, $2,041,000 and
 $1,919,000, respectively, in compensation expense for certain options and rights to purchase shares of Common Stock granted to employees and consultants of the Company. The valuation of options and rights granted to non-employees is estimated using the Black-Scholes option pricing model.

     Unearned compensation has been charged for the value of options granted to both employees and non-employees on the measurement date based on the valuation methods described above. These amounts are amortized over the vesting period. The unamortized portion of unearned compensation is shown as a reduction of shareholders' equity in the accompanying consolidated balance sheet.

--------------------------------------------------------------------------------
PRO FORMA DISCLOSURES

 If the Company had elected to recognize compensation expense based upon the fair value at the grant date for employee awards under these plans, the Company's net (loss) income and (loss) earnings per share would be changed to the pro forma amounts indicated below:

(in thousands,                           Year ended December 31,
except per share data)              1998          1997        1996
--------------------------------------------------------------------------------
Net (loss) income:
 As reported                        $(26,564)     $132,704    $122,337
 Pro forma                          $(46,847)     $124,978    $113,587
(Loss) earnings per
 common share:
 As reported
  Basic                             $  (0.38)     $   1.94    $   1.83
  Diluted                           $  (0.38)     $   1.85    $   1.73
 Pro forma
  Basic                             $  (0.67)     $   1.83    $   1.70
  Diluted                           $  (0.67)     $   1.77    $   1.59
================================================================================

    The pro forma amounts reflected above may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense as the options vest and additional options may be granted in future years. The fair value of employee stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 1998, 1997, and 1996, respectively:

                                             Year ended December 31,
                                        1998          1997          1996
--------------------------------------------------------------------------------
Dividend yield                         1.9%             0.9%            0.9%
Expected volatility                   42.0%            31.5%           31.5%
Risk free interest rates       4.66 - 4.72%    5.64 -  5.89%    5.32 - 7.66%
Expected lives                    3 - 6 years     3 - 6 years      2 - 6 years
================================================================================

    The weighted-average grant-date fair value of options granted during 1998 was $9.88 per share. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of grants under the Company's employee stock-based compensation plans.

NOTE 8
EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------
 The Company has a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all employees who satisfy the age and service requirements under the 401(k) Plan. Each participant may elect to contribute up to 10% of annual compensation, up to the maximum permitted under federal law, and the Company is obligated to contribute annually an amount equal to 100% of the participant's contribution up to 6% of that participant's annual compensation. Additionally, the Company can make discretionary contributions based on the profitability of the Company. No discretionary contributions were made for the years ended December 31, 1998 and 1997. For the year ended December 31, 1996, the Company recorded compensation expense for discretionary contributions of $6,390,000. Employees contributed to the 401(k) Plan $5,601,000, $5,384,000 and $3,315,000 in 1998, 1997 and 1996,
 respectively. In accordance with the provisions of the 401(k) Plan, the Company matched employee contributions in the amount of $4,673,000, $4,495,000 and $1,988,000 during 1998, 1997 and 1996, respectively.
    The Company also has an unfunded, nonqualified deferred compensation plan. The plan allows officers and certain other employees of the Company to defer all or part of their compensation, to be paid to the participants or their designated beneficiaries upon retirement, death or separation from the Company. For the years ended December 31, 1998, 1997 and 1996, the total participant deferrals, which are reflected in long-term liabilities, were $908,000, $1,166,000 and $2,564,000, respectively.

--------------------------------------------------------------------------------
NOTE 9
INCOME TAXES
--------------------------------------------------------------------------------
 The Company's (loss) income before income tax (benefit) provision was subject to taxes in the following jurisdictions for the following periods:


(in thousands)                              Year ended December 31,
                              1998                     1997             1996
--------------------------------------------------------------------------------
Domestic                     $(34,555)           $212,453           $193,170
Foreign                        (4,344)              1,312              2,425
--------------------------------------------------------------------------------
                             $(38,899)           $213,765           $195,595
================================================================================

    The (benefit) provision for income taxes is as follows:

(in thousands)                                             Year ended December 31,
                                              1998                     1997             1996
--------------------------------------------------------------------------------------------------
Current tax provision:
 United States                               $ 21,345            $ 66,462           $ 65,287
 State                                          2,296              12,419             11,154
 Foreign                                          250               1,150              1,244

Deferred tax (benefit) expense:
 United States                                (31,173)              1,042             (3,911)
 State                                         (4,847)                 50               (437)
 Foreign                                         (206)                (62)               (79)
---------------------------------------------------------------------------------------------------
Income tax (benefit)
provision                                    $(12,335)           $ 81,061           $ 73,258
===================================================================================================

    During 1998, 1997 and 1996, the Company recognized certain tax benefits related to stock option plans in the amount of $3,068,000, $29,786,000 and $14,244,000, respectively. Such benefits were recorded as a reduction of income taxes payable and an increase in additional paid-in capital.

    Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1997 are as follows:

(in thousands)                                                 December 31,
                                                           1998           1997
-----------------------------------------------------------------------------------
Deferred tax assets:
Reserves and allowances                                    $36,229         $15,914
Depreciation and amortization                                7,963           6,107
Deferred compensation                                        3,100           4,559
Effect of inventory overhead adjustment                      4,062           1,555
Compensatory stock options and rights                        2,327           1,589
State taxes, net                                                                 5
Foreign net operating loss carry forwards                    1,074
Other                                                        3,979             702
Restructuring charges
 Long-lived asset impairment                                 1,755
 Rental/lease arrangements                                   5,472
 Estimated losses on assets held for disposal                4,335
 Capital loss carryforward                                     685
 Other                                                          52
-----------------------------------------------------------------------------------
Total deferred tax assets                                   71,033          30,431
Valuation allowance for deferred tax assets                 (1,759)
-----------------------------------------------------------------------------------
Net deferred tax assets                                     69,274          30,431
Deferred tax liabilities:
State taxes, net of federal income tax benefit              (2,608)
-----------------------------------------------------------------------------------
 Net deferred tax assets                                   $66,666         $30,431
-----------------------------------------------------------------------------------

    In 1998, the Company established a valuation allowance of $1,759,000 against certain deferred tax assets, as the Company believes it is more likely than not that such assets will not be realized. The Company expects to generate pre-tax income in future years and accordingly, considers the deferred tax asset to be realizable. The Company did not require a deferred tax asset valuation allowance at December 31, 1997 or 1996.

--------------------------------------------------------------------------------
    A reconciliation of income taxes computed by applying the statutory U.S. income tax rate to the Company's (loss) income before income taxes to the income tax (benefit) provision is as follows:


(in thousands)                                    Year ended December 31,
                                       1998                 1997              1996
---------------------------------------------------------------------------------------
Amounts computed
 at statutory U.S. tax rate            $(13,615)          $74,816              $68,458
State income taxes, net of
 U.S. tax benefit                        (1,501)            8,105                6,966
Non-deductible foreign losses             1,226
Expenses with no tax benefit              1,064
Non-deductible capital losses               588
Other                                       (97)           (1,860)              (2,166)
---------------------------------------------------------------------------------------
Income tax (benefit) provision         $(12,335)          $81,061              $73,258
=======================================================================================

    U.S. tax return examinations have been completed for the years through 1993. The Company believes adequate provisions for income tax have been recorded for all years.

NOTE 10
COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------
 In the normal course of business, the Company enters into certain long-term purchase commitments with various vendors. As of December 31, 1998, the Company has committed to purchase titanium golf clubheads costing approximately $31,585,000, from one of its vendors. Under the current production schedule, the clubheads are to be shipped to the Company during 1999.
    The Company and its subsidiaries, incident to their business activities, are parties to a number of legal proceedings, lawsuits and other claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance, or the financial impact with respect to these matters as of December 31, 1998. However, management believes that the final resolution of these matters, individually and in the aggregate, will not have a material adverse effect upon the Company's annual consolidated financial position, results of operations or cash flows.
    The Company leases certain warehouse, distribution and office facilities under operating leases. Lease terms range from one to 15 years with options to renew at varying terms. Commitments for minimum lease payments under non-cancelable operating leases having initial or remaining non-cancelable terms in excess of one year as of December 31, 1998 are as follows:

(in thousands)
----------------------------------------------------------------------------
1999                                                                $ 4,084
2000                                                                  3,748
2001                                                                  3,870
2002                                                                  4,615
2003                                                                  2,827
Thereafter                                                           16,508
----------------------------------------------------------------------------
                                                                    $35,652
============================================================================

    Rent expense for the years ended December 31, 1998, 1997 and 1996 was $17,654,000, $1,760,000 and $1,363,000, respectively. Rent expense for 1998 includes $13,466,000 in excess lease costs related to the Company's restructuring activities (Note 11).

NOTE 11
RESTRUCTURING
--------------------------------------------------------------------------------
 On November 11, 1998, the Company announced that it had adopted a business plan that included a number of cost reduction actions and operational improvements. These actions include: the consolidation of the operations of the Company's wholly-owned subsidiary, Odyssey, into the operations of the Company while maintaining the distinct and separate Odyssey(R) brand image; the discontinuation, transfer or suspension of certain initiatives not directly associated with the Company's core business, such as the Company's involvement with interactive golf sites, golf book publishing, new player development and a golf venue in Las Vegas; and the re-sizing of the Company's core business to reflect current and expected business conditions. These initiatives are expected to be largely completed during 1999. As a result of these actions, the Company recorded one-time charges of $54,235,000 during the fourth quarter of 1998. These charges (shown below in tabular format) primarily relate to: 1) the elimination of job responsibilities, resulting in costs incurred for employee severance; 2) the decision to exit certain non-core business activities, resulting in losses on disposition of the Company's 80% interest in CGMV (Note
 15), a loss on the sale of All-American (Note 13), as well as excess lease costs; and 3) consolidation of the Company's continuing operations resulting in impairment of assets, losses on disposition of assets and excess lease costs.

--------------------------------------------------------------------------------
      Employee reductions occurred in almost all areas of the Company, including manufacturing, marketing, sales, and administrative areas. At December 31, 1998, the Company had reduced its non-temporary work force by approximately 750 positions. Although substantially all reductions occurred prior to December 31, 1998, a small number of reductions will occur in the first quarter of 1999.
     As part of this plan, the Company elected to consolidate its operations and to sell certain of its buildings, which housed a portion of its manufacturing and research and development activities. Other write-downs were recorded during 1998 for idle assets, assets whose manner of use had changed significantly and equipment replaced as a result of capital improvements. The impaired assets include buildings, building improvements, and machinery and equipment used in certain of the Company's manufacturing and research and development activities .
     The projected future cash flows from these assets were less than the carrying values of the assets. The carrying values of the assets held for sale and the assets to be held and used were reduced to their estimated fair values based on independent appraisals of selling values and values of similar assets sold, less costs to sell. In 1998, the Company recorded losses from impairment of assets of $12,634,000, which were recorded as a restructuring costs. The Company expects to complete the dispositions in 1999. At December 31, 1998, subsequent to the write-down for impairments, the carrying amount of the assets held for disposal and assets to be held and used was $13,678,000 and $4,582,000, respectively. Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," assets to be held and used will continue to be depreciated, while assets held for disposition will not. The Company does not expect that the effect on depreciation will materially impact future results of operations.
     Details of the one-time charges are as follows:


                                                                                                                 Reserve
                                                                       One-Time                                  Balance
(in thousands)                                 Cash/Non-Cash            Charge           Activity             at 12/31/98
-------------------------------------------------------------------------------------------------------------------------
Elimination of Job Responsibilities                                     $11,664           $ 8,473                $ 3,191
 Severance packages                                  Cash                11,603             8,412                  3,191
 Other                                               Non-cash               61                 61

Exiting Certain Non-core Business Activities                            $28,788           $12,015                $16,773
 Loss on disposition of subsidiaries                 Non-cash            13,072            10,341                  2,731
 Excess lease costs                                  Cash                12,660               146                 12,514
 Contract cancellation fees                          Cash                 2,700             1,504                  1,196
 Other                                               Cash                   356                24                    332

Consolidation of Operations                                             $13,783            $ 2,846               $10,937
 Loss on impairment/disposition of assets            Non-cash            12,364              2,730                 9,634
 Excess lease costs                                  Cash                   806                  4                   802
  Other                                              Cash                   613                112                   501
================================================================================================================================

     Future cash outlays are anticipated to be completed by the end of 1999, excluding certain lease commitments that continue through February 2013.

NOTE 12
LITIGATION SETTLEMENT
--------------------------------------------------------------------------------

 On September 23, 1997, the Company settled a lawsuit brought against it and certain officers of the Company by a former officer of the Company with the payment of $12,000,000.
     The Company filed suit against certain of its insurers and an insurance agent seeking coverage for the costs of defending and settling the above lawsuit (the "coverage litigation"). The insurance agent and one of the Company's insurers have settled with the Company for an amount that was not material. This settlement was recorded in general and administrative expenses as a reduction of legal fees. The coverage litigation against the remaining insurers has been unsuccessful to date because of court rulings that the claim was not covered by the applicable insurance policies. The Company is appealing the adverse coverage decision by the trial court. Although the Company believes its appeal has merit, no assurance can be given that any additional costs will be recovered.

-------------------------------------------------------------------------------
NOTE 13
ACQUISITIONS
-------------------------------------------------------------------------------

 During 1998, the Company acquired distribution rights and substantially all of the assets from its distributors in Korea, Canada, France, Belgium, Norway and Denmark, as well as the remaining 20% interest in Callaway Golf Trading GmbH (Note 15), the results of which are consolidated in the results of Callaway Golf (Germany) GmbH. The aggregate purchase price for these transactions was $27,229,000, excluding the assumption and subsequent retirement of short-term debt obligations of $10,373,000. The excess of the purchase price over net assets acquired of $20,935,000 was allocated to goodwill and is being amortized over estimated useful lives of three to 10 years. These acquisitions, along with the acquisition of the remaining 80% interest in All-American (discussed below) are not considered significant business combinations. Accordingly, pro forma financial information is not presented.

    In May 1998, the Company acquired for $4,526,000 the remaining 80% interest in All-American, which operates a nine-hole golf course, performance center, training facility and driving range located in Las Vegas, Nevada. On December 30, 1998, as part of its business plan to discontinue certain non-core business activities, the Company sold its interest in All-American in exchange for barter trade credits, which were recorded at the fair market value of the asset exchanged. The Company recorded a loss on the disposition of this subsidiary of $10,341,000 in December 1998 (Note 11).

    On August 8, 1997, the Company consummated its acquisition of substantially all of the assets and certain liabilities of Odyssey Sports, Inc., by its wholly-owned subsidiary, Odyssey, subject to certain adjustments as of the time of closing. Odyssey's results of operations have been included in the Company's consolidated results of operations since August 8, 1997. Odyssey manufactures and markets the Odyssey(R) line of putters and wedges with Stronomic(R) and Lyconite(R) face inserts.

    The cost to acquire substantially all of the assets and certain liabilities of Odyssey Sports, Inc., including professional fees directly related to the acquisition, was approximately $129,256,000 and has been accounted for using the purchase method of accounting. The allocation of the acquisition cost to assets acquired and liabilities assumed are summarized in the table that follows. Amounts allocated to trade name, trademark, trade dress and goodwill are being amortized on the straight-line basis over 40 years. The amounts allocated to the process patent and covenant not to compete are being amortized on the straight-line basis over 16 and three years, respectively.

(in thousands)                                     August 8, 1997
-----------------------------------------------------------------
Assets acquired/liabilities assumed:
Total assets acquired                                    $132,591
Total liabilities assumed                                  (3,335)
-----------------------------------------------------------------
Net assets acquired                                      $129,256
=================================================================

    The following unaudited pro forma net sales, net income and earnings per share data for the years ended December 31, 1997 and 1996 are based on the respective historical financial statements of the Company and Odyssey Sports, Inc. The pro forma data presented for the year ended December 31, 1997 combines the results of operations of the Company for the year ended December 31, 1997 with the results of operations of Odyssey Sports, Inc. for the ten months ended August 7, 1997 and the results of Odyssey for the two months ended September 30, 1997 and assumes that the acquisition of substantially all of the assets and certain liabilities of Odyssey Sports, Inc. occurred on January 1, 1997. The pro forma data presented for the year ended December 31, 1996 combines the results of operations of the Company for the year ended December 31, 1996 with the results of operations of Odyssey Sports, Inc. for the year ended September 30, 1996 and assumes that the acquisition of substantially all the assets and certain liabilities of Odyssey Sports, Inc. occurred on January 1, 1996.

    The pro forma financial data presented are not necessarily indicative of the Company's results of operations that might have occurred had the transaction been completed at the beginning of the periods specified, and do not purport to represent what the Company's consolidated results of operations might be for any future period.

(in thousands,                                 Year ended December 31,
except per share data)                               (unaudited)
                                            1997                     1996
--------------------------------------------------------------------------------
Net sales                                  $884,840                 $711,715
--------------------------------------------------------------------------------
Net income                                 $134,512                 $119,385
--------------------------------------------------------------------------------
Earnings per common share
    Basic                                  $   1.97                 $   1.79
    Diluted                                $   1.88                 $   1.69
================================================================================

-------------------------------------------------------------------------------
NOTE 14
SEGMENT INFORMATION
-------------------------------------------------------------------------------
    The Company's operating segments are organized on the basis of products and include golf clubs and golf balls. The golf clubs segment consists of Callaway(R) titanium and steel metal woods and irons, Callaway(R) and Odyssey(R) putters and wedges, and sales of related accessories. The golf balls segment consists of golf balls that are to be designed, manufactured, marketed and distributed by the Company's wholly-owned subsidiary, Callaway Golf Ball Company. All Other segments, including interactive golf sites, golf book publishing, new player development and a driving range venture, are aggregated as they do not meet requirements for separate disclosure as set forth in SFAS No. 131. In accordance with its restructuring plan, the Company is no longer pursuing these initiatives (Note 11). There are no significant intersegment transactions. The table below contains information utilized by management to evaluate its operating segments.

(in thousands)
1998                              Golf Clubs   Golf Balls   All Other   Consolidated
------------------------------------------------------------------------------------
Net sales                           $697,621                                $697,621
Income (loss) before tax               9,182     $(22,426)   $(25,655)       (38,899)
Interest income                        1,564                        7          1,571
Interest expense                      (2,252)                    (419)        (2,671)
Depreciation and amortization         34,121        1,072         692         35,885
Additions to long-lived assets        39,854       47,721       1,408         88,983
====================================================================================
1997                              Golf Clubs   Golf Balls   All Other   Consolidated
------------------------------------------------------------------------------------
Net sales                           $842,927                                $842,927
Income (loss) before tax             222,771     $ (9,013)       $  7        213,765
Interest income                        4,703                                   4,703
Interest expense                         (10)                                    (10)
Depreciation and amortization         19,219           84         105         19,408
Additions to long-lived assets       166,461       10,263         823        177,547
====================================================================================

    The 1996 results for the Company's Golf Ball and All Other segments were not material.

    The Company markets its products domestically and internationally, with its principal international markets being Asia and Europe. The table below contains information about the geographical areas in which the Company operates. Revenues are attributed to countries based on location in which the sale originated, except as indicated below. Long-lived assets are based on the country of domicile.

    The Company, through a distribution agreement, appointed Sumitomo Rubber Industries, Ltd. ("Sumitomo") as the sole distributor of Callaway(R) golf clubs in Japan. Odyssey(R) brand products are sold through the Company's wholly-owned Japanese subsidiary, ERC International Company. The distribution agreement requires Sumitomo to purchase specified minimum quantities. The current distribution agreement began in February 1993 and ends on December 31, 1999. In 1998, 1997, and 1996, sales to Sumitomo accounted for 8%, 10% and 9%, respectively, of the Company's net sales.

(in thousands)
1998                                       Sales            Long-Lives Assets
-----------------------------------------------------------------------------
United States (excluding exports)        $ 437,628                  $ 277,611
Japan*                                      61,460                        857
United Kingdom                              64,077                      3,998
Other foreign countries                    134,456                     18,107
-----------------------------------------------------------------------------
     Total                               $ 697,621                  $ 300,573
=============================================================================
1997                                       Sales            Long-Lived Assets
-----------------------------------------------------------------------------
United States (excluding exports)        $ 547,256                  $ 250,548
Japan*                                      84,634                         61
United Kingdom                              56,194                        478
Other foreign countries                    154,843                      3,557
-----------------------------------------------------------------------------
     Total                               $ 842,927                  $ 254,644
=============================================================================
1996                                       Sales            Long-Lived Assets
-----------------------------------------------------------------------------
United States (excluding exports)        $ 460,611                  $  90,840
Japan (includes direct U.S. shipments)      58,156
United Kingdom                              37,668                        324
Other foreign countries                    122,077                      4,459
-----------------------------------------------------------------------------
     Total                               $ 678,512                  $  95,623
=============================================================================

*Includes both sales from the Company's wholly-owned Japanese subsidiary, ERC International, and direct U.S. shipments to Japan.

-------------------------------------------------------------------------------
NOTE 15
TRANSACTIONS WITH RELATED PARTIES
-------------------------------------------------------------------------------

 During 1998, the Company entered into an agreement with Callaway Editions, Inc. to form CGMV, a limited liability company that is owned 80% by the Company and 20% by Callaway Editions, Inc. ("Callaway Editions"). Callaway Editions is a publishing and media company which is owned 9% by Ely Callaway, Chairman and Chief Executive Officer of the Company, and 81% by his son, Nicholas Callaway. CGMV was formed to produce print and other media products that relate to the game of golf. Pursuant to the agreement, the Company agreed to loan CGMV up to $20,000,000 for working capital, subject to CGMV's achievement of certain milestones to the satisfaction of the Company in its sole discretion. As of December 31, 1998, the Company has loaned $2,034,000 to CGMV. Also pursuant to the agreement, CGMV is obligated to pay an annual management fee of $450,000 to Callaway Editions. In conjunction with the Company's implementation of its business plan to reduce costs and exit certain non-core business activities, the Company is currently in negotiations to sell or assign its interest in CGMV to Callaway Editions. Accordingly, the Company recorded a charge in operations to December 1998 based on the December 31, 1998 book value of CGMV (Note 11).

           In December 1998, the Company purchased the remaining 20% interest in Callaway Golf Trading GmbH, the Company's former German distributor, for $6,766,000. The purchase price is in the form of a note payable bearing interest at 7%, due in June 1999 to the seller, who is an officer of a wholly-owned subsidiary of Company. The note payable is included in accounts payable and accrued expenses at December 31, 1998.

-------------------------------------------------------------------------------
NOTE 16
SUBSEQUENT EVENTS
-------------------------------------------------------------------------------

DIVIDEND

 On January 27, 1999, the Company declared a quarterly cash dividend of $0.07 per share payable on March 3, 1999, to shareholders of record on February 10, 1999.

BANK LINE OF CREDIT

 On February 12, 1999, the Company consummated the amendment of its line of credit to increase the revolving credit facility to up to $120,000,000 (the "Amended Credit Agreement"). The Amended Credit Agreement has a five-year term and is secured by substantially all of the assets of the Company, except domestic accounts receivable. The line of credit requires the Company to maintain certain minimum financial ratios including a fixed charge coverage ratio, as well as other restrictive covenants. Also effective on February 12, 1999, the Company entered into an $80,000,000 accounts receivable securitization facility (the "Accounts Receivable Facility"). The Accounts Receivable Facility provides loan advances through the sale of substantially all of the Company's eligible domestic accounts receivable. The Accounts Receivable Facility includes a corporate guarantee by the Company and requires the Company to meet the same financial covenants set forth in the Amended Credit Agreement.

                       Report of Independent Accountants


                                                             [LOGO APPEARS HERE]

To the Board of Directors and Shareholders of Callaway Golf Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Callaway Golf Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
San Diego, California
January 26, 1999, except as to
Note 16, which is as of February 12, 1999

                SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)                               Fiscal Year 1998 Quarters
----------------------------------------------------------------------------------------------------------------
                                                    1st           2nd           3rd          4th         Total
----------------------------------------------------------------------------------------------------------------
Net sales                                      $176,908      $233,251      $172,944      $114,518       $697,621
Gross profit                                   $ 83,705      $108,790      $ 83,085      $ 20,434       $296,014
Net income (loss)                              $ 11,160      $ 21,137      $  5,836      $(64,697)      $(26,564)
Earnings (loss) per common share*
   Basic                                       $   0.16      $   0.30      $   0.08      $  (0.93)      $  (0.38)
   Diluted                                     $   0.16      $   0.30      $   0.08      $  (0.93)      $  (0.38)
================================================================================================================

                                                                    Fiscal Year 1997 Quarters
----------------------------------------------------------------------------------------------------------------
                                                    1st           2nd           3rd           4th        Total
----------------------------------------------------------------------------------------------------------------
Net sales                                      $169,073      $253,032      $257,435      $163,387       $842,927
Gross profit                                   $ 87,002      $134,742      $138,769      $ 82,287       $442,800
Net income                                     $ 24,466      $ 46,821      $ 37,049      $ 24,368       $132,704
Earnings per common share*
   Basic                                       $   0.36      $   0.69      $   0.54      $   0.35       $   1.94
   Diluted                                     $   0.34      $   0.66      $   0.52      $   0.34       $   1.85
================================================================================================================

*Earnings per share is computed individually for each of the quarters presented; therefore, the sum of the quarterly earnings per share will not necessarily equal the total for the year.


           MARKET FOR COMMON SHARES AND RELATED SHAREHOLDER MATTERS

The Company's Common Shares are traded on the New York Stock Exchange (NYSE). The Company's symbol for its Common Shares is "ELY."

     As of March 8, 1999, the approximate number of holders of record of the Company's Common Stock was 9,645.

STOCK PRICE INFORMATION

                                                 Year ended December 31,
                                         1998                               1997
---------------------------------------------------------------------------------------------
Period:                       High        Low     Dividend       High        Low     Dividend
---------------------------------------------------------------------------------------------
First Quarter               $33.25     $26.50        $0.07     $33.63     $28.63        $0.07
Second Quarter              $29.44     $17.94        $0.07     $38.13     $27.25        $0.07
Third Quarter               $20.50     $ 9.56        $0.07     $38.38     $32.94        $0.07
Fourth Quarter              $13.56     $ 9.81        $0.07     $36.38     $26.13        $0.07
=============================================================================================