Form 10-K405, Exhibit 13
period 1999-12-31
CALLAWAY GOLF CO /CA
filed 2000-03-30
CIK 837465

                                                                    EXHIBIT 13.1

Selected Financial Data


(in thousands, except per share data)                                               Year ended December 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                                 1999         1998           1997          1996          1995
-------------------------------------------------------------------------------------------------------------------------------

Statement of Operations Data:
Net sales                                                      $714,471      $697,621      $842,927      $678,512      $553,287
Cost of goods sold                                              376,405       401,607       400,127       317,353       270,125
-------------------------------------------------------------------------------------------------------------------------------

   Gross profit                                                 338,066       296,014       442,800       361,159       283,162
Selling, general and administrative expenses                    224,336       245,070       191,313       155,177       120,201
Research and development costs                                   34,002        36,848        30,298        16,154         8,577
Restructuring costs (Note 12)                                    (5,894)       54,235
Sumitomo transition costs (Note 15)                               5,713
Litigation settlement                                                                        12,000
--------------------------------------------------------------------------------------------------------------------------------

   Income (loss) from operations                                 79,909       (40,139)      209,189       189,828       154,384
Interest and other income, net (Note 9)                           9,182         3,911         4,586         5,804         4,038
Interest expense                                                 (3,594)       (2,671)          (10)          (37)          (21)
--------------------------------------------------------------------------------------------------------------------------------

   Income (loss) before income taxes                             85,497       (38,899)      213,765       195,595       158,401
Income tax provision (benefit)                                   30,175       (12,335)       81,061        73,258        60,665
--------------------------------------------------------------------------------------------------------------------------------

   Net income (loss)                                            $55,322      ($26,564)     $132,704      $122,337       $97,736
--------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per common share:
      Basic                                                       $0.79        ($0.38)        $1.94         $1.83         $1.47
      Diluted                                                     $0.78        ($0.38)        $1.85         $1.73         $1.40
================================================================================================================================

Dividends paid per share                                          $0.28         $0.28         $0.28         $0.24         $0.20

(in thousands)                                                                            December 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                                 1999         1998           1997          1996          1995
-------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data:
Cash and cash equivalents                                      $112,602      $ 45,618      $ 26,204      $108,457      $ 59,157
Working capital                                                $205,198      $139,598      $209,402      $250,461      $146,871
Total assets                                                   $616,783      $655,827      $561,714      $428,428      $289,975
Long-term liabilities                                          $ 11,575      $ 18,723      $  7,905      $  5,109      $  2,207
Total shareholders' equity                                     $499,934      $453,096      $481,425      $362,267      $224,934
================================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

YEARS ENDED DECEMBER 31, 1999 AND 1998

   For the year ended December 31, 1999, net sales increased $16.9 million, or 2%, to $714.5 million from $697.6 million in the prior year. The increase is attributable to an increase in sales of metal woods, particularly titanium metal woods, partially offset by a decrease in sales of irons and by sales of non-current product through a managed close-out process at substantially reduced prices. The increase in metal woods sales of $39.1 million (10%) is largely attributable to the January 1999 introduction of Great Big Bertha(R) Hawk Eye(R) Titanium Metal Woods and increases in sales of Big Bertha(R) Steelhead(TM) Metal Woods, which were introduced in August 1998. Sales of irons decreased $7.8 million, primarily as a result of a $27.6 million decrease in sales of Big Bertha(R) X-12(R) Irons, which were introduced in January 1998, partially offset by sales from the August 1999 introduction of Hawk Eye(R) Tungsten Injected(TM) Titanium Irons of $27.7 million. Sales of Odyssey(R) and Callaway Golf(R) putters decreased $7.5 million (14%). Sales of other products decreased $6.9 million (30%).Also included in 1999 net sales were $56.6 million in sales of non-current product, most of which were sold at close-out prices.

      In terms of net sales by region, sales in the United States decreased $23.5 million (5%) to $414.1 million for the year ended December 31, 1999. Net sales in Japan decreased $5.5 million (9%) to $55.9 million, as net purchases by the Company's distributor declined in anticipation of the transition of distribution of Callaway Golf(R) products from it to the Company's wholly-owned Japanese subsidiary. Net sales to Europe remained relatively constant at $115.7 million and net sales to the rest of Asia and the rest of the world increased $38.9 million (114%) and $7.6 million (16%), respectively. Sales to the rest of Asia increased in 1999 over 1998 due largely to the economic recovery of the Korean market in 1999 and the introduction of higher- margin products in Korea during 1999. The Company does not expect that revenue in Korea will continue to increase at a rate comparable to 1999.

      For the year ended December 31, 1999, gross profit increased to $338.1 million from $296.0 million in the prior year, and as a percentage of net sales increased to 47% from 42%. The increase is primarily due to lower obsolescence charges in 1999 vs. a $30.0 million excess inventory charge recorded in the fourth quarter of 1998, and an increase in sales of metal woods (which carry higher margins). However, gross profit was unfavorably affected by price reductions on the sales of non- current products through the Company's managed close-out program and an increase in distribution costs associated with the Company's foreign subsidiaries.

      Selling expenses decreased to $131.9 million in 1999 from $147.0 million in the prior year. As a percentage of net sales, selling expenses decreased to 18% from 21%. This decrease is primarily attributable to planned reductions in advertising, pro tour and other promotional expenses, partially offset by an increase in employee compensation.

      General and administrative expenses decreased to $92.5 million in 1999 from $98.0 million in 1998, or 13% and 14% of net sales, respectively. This decrease is largely due to decreases in consulting, bad debt expense and supplies expense, as well as a decrease in building-related costs associated with the Company's 1998 restructuring program. These amounts were partially offset by increases in costs associated with the ramp-up of the Company's golf ball operations and increased depreciation and amortization expense related to the Company's foreign operations.

      Research and development expenses decreased to $34.0 million (5% of net sales) in 1999 from $36.8 million (5% of net sales) in 1998. This decrease was primarily the result of the shut-down of the Company's prototype foundry and a decrease in consulting fees, partially offset by increases in employee compensation and component prototype costs.

      Restructuring income primarily relates to the reversal of a restructuring reserve recorded in 1998 for a lease obligation in New York City that was subsequently assigned to a third party. See Note 12 to the Consolidated Financial Statements for a discussion of this and other restructuring transactions.

      Sumitomo Rubber Industries, Ltd. ("Sumitomo") transition costs represent payments for non-current product which were associated with the transition of the distribution of Callaway Golf(R) products from Sumitomo to a wholly-owned subsidiary of the Company. See "Certain Factors Affecting Callaway Golf Company - International Distribution" below and Note 15 to the Consolidated Financial Statements for a discussion of this transaction.

      Interest and other income increased to $9.2 million from $3.9 million for the year ended December 31, 1999 as compared with the prior year. This increase is primarily attributable to an increase in interest income resulting from higher average cash and deferred compensation investment balances during 1999 as compared with 1998, an increase in royalty income and an increase in other income due to the receipt of insurance proceeds related to the Company's deferred compensation plan.

      Interest expense increased to $3.6 million in 1999 from $2.7 million in 1998. This increase is largely related to interest on the Company's interim finance agreement for pre-lease financing advances for the acquisition and installation costs of machinery and equipment. Also contributing to the increase was an increase in interest expense related to the Company's line of credit and accounts receivable securitiza-tion facilities associated with higher interest and yield rates and related fees.

      During 1999, the Company recorded a tax provision of $30.2 million and recognized a decrease in deferred taxes of $9.6 million. During 1999, the Company realized tax benefits of $2.4 million related to the exercise of stock options, $1.4 million related to non-taxable income from insurance proceeds related to the Company's deferred compensation plan and $1.0 million related to the reorganization of a foreign subsidiary.

YEARS ENDED DECEMBER 31, 1998 AND 1997

   For the year ended December 31, 1998, net sales were $697.6 million, a 17% decrease from the prior year. This decrease was primarily due to fewer metal woods sales, particularly titanium metal woods, along with lower average sales prices as a result of a metal wood wholesale price reduction on Big Bertha(R) War Bird(R) Stainless Steel Metal Woods and Great Big Bertha(R) and Biggest Big Bertha(R) Titanium Metal Woods, both domestically and in many major international markets. In terms of product sales, the decrease was attributable to decreases in metal woods sales of $154.4 million, iron sales of $4.9 million and other product sales of $14.9 million, partially offset by an increase in Odyssey(R) product sales of $28.9 million, as only five months of Odyssey Golf, Inc.'s ("Odyssey") results were included in the prior year's consolidated results (see Note 14 to the Consolidated Financial Statements). The decrease in metal woods sales was composed of decreases in Great Big Bertha(R) Metal Woods of $96.8 million, Big Bertha(R) War Bird(R) Metal Woods of $77.7 million and Biggest Big Bertha(R) Drivers of $57.9 million, which was partially offset by sales of Big Bertha(R) Steelhead(TM) Metal Woods, which contributed $78.0 million to sales. The decrease in sales of irons was attributable to decreases in Big Bertha(R) Irons of $137.6 million, Big Bertha Gold(R) Irons of $28.3 million and Great Big Bertha(R) Irons of $31.1 million, which was partially offset by a $192.4 million increase in Big Bertha(R) X-12(R) Irons.

      In terms of net sales by region, United States sales decreased $109.6 million (20%) for the year ended December 31, 1998 as compared with 1997. Net sales in Japan and the rest of Asia decreased $23.2 million (27%) and $19.8 million (37%), respectively, during 1998, while net sales in Europe and Canada increased by $7.7 million (7%) and $7.7 million (44%), respectively, during this period.

      The Company believes the diversion of consumer purchases to the Company's new Big Bertha(R) Steelhead(TM) Metal Woods and Big Bertha(R) X-12(R) Irons from its higher priced titanium metal woods and irons, and marketplace anticipation of the introduction of the Great Big Bertha(R) Hawk Eye(R) Titanium Metal Woods in January 1999, also contributed to the decrease in sales in 1998. Additionally, the Company believes that competition has caused the Company to lose some market share domestically partly because of pricing strategies implemented by certain competitors. In addition, the economic turmoil in Southeast Asia and Japan had an adverse effect on the Company's sales and results of operations. Sales earlier in the year also were adversely affected by unusual "El Nino" weather conditions in the United States. The Company also believes that certain actions by the United States Golf Association in 1998 contributed to the drop in metal wood sales.

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

      Charges of $54.2 million were recorded in the fourth quarter of 1998 related to the Company's cost reduction actions (see "Restructuring" below). These charges were primarily composed of $28.7 million for asset impairments, excess lease costs, and costs to exit various non-core business activities, including venues, new player development, interactive golf and publishing, $13.8 million for impairment of assets due to the consolidation of continuing operations and $11.7 million for employee separation costs.

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

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

   At December 31, 1999, cash and cash equivalents increased to $112.6 million from $45.6 million at December 31, 1998. For the year ended December 31, 1999, cash provided by operations of $166.3 million was partially offset by cash used in investing activities of $53.5 million and cash used in financing activities of $45.9 million. Cash flows used in investing activities resulted from capital expenditures, primarily associated with the ramp-up of golf ball operations and deferred purchase acquisition payments, partially offset by proceeds from the sale of fixed assets. Of the capital expenditures for 1999, $50.0 million were sold and leased back pursuant to terms of an equipment financing and lease agreement (see Note 4 to the Consolidated Financial Statements). Cash flows used in financing activities are primarily due to the repayment of loan advances and dividends paid, partially offset by proceeds from an equipment financing agreement (see Note 4 to the Consolidated Financial Statements) and the issuance of Common Stock.

      The Company's principal source of liquidity, both on a short-term and long-term basis, has been cash flow provided by operations and the Company's credit facilities. The Company expects this trend to continue even though sales increased only slightly in 1999 and the Company does not foresee any significant improvement in sales during the near term. On February 12, 1999, the Company consummated the amendment of its line of credit to increase the revolving credit facility to up to $120.0 million (the "Amended Credit Agreement") and entered into an $80.0 million accounts receivable securitization facility (the "Accounts Receivable Facility") (see Notes 4 and 5 to the Consolidated Financial Statements). During the first quarter of 1999, the Company utilized its Accounts Receivable Facility and borrowed against its line of credit under the Amended Credit Agreement to fund operations and finance capital expenditures. At December 31, 1999, the Company had repaid the outstanding balance of the Amended Credit Agreement with cash flow from operations and had $115.7 million available, net of outstanding letters of credit, under this credit facility, subject to meeting certain availability requirements under a borrowing base formula and other limitations. Also at December 31, 1999, there were no advances under the Accounts Receivable Facility, leaving up to $80.0 million available under this facility. Further, in the third and fourth quarters of 1999, the Company converted its note payable under the Finance Agreement to an operating lease (see Note 4 to the Consolidated Financial Statements).

      As a result of the implementation of its plan to improve operating efficiencies (see "Restructuring" below), the Company incurred charges of $54.2 million in the fourth quarter of 1998. Of these charges, $25.5 million were estimated to be non-cash. Since the adoption of this restructuring plan in the fourth quarter of 1998, the Company has made cash outlays for employee termination costs, contract cancellation fees, excess lease costs and other expenses totaling $18.8 million, of which $8.5 million occurred in 1999. As a result of the reversal of a portion of certain restructuring reserves totaling $8.6 million during 1999, due primarily to the assignment of a lease and the sale of certain of the Company's buildings at terms more favorable than estimated, expected future cash outlays for restructuring activities have been reduced and are estimated to be $1.4 million (see Note 12 to the Consolidated Financial Statements). This amount is expected to be paid by July 2000. These cash outlays will be funded by cash flows from operations and, if necessary, the Company's credit facilities. If the actual actions taken by the Company differ from the plans on which these estimates are based, actual losses recorded and resulting cash outlays made by the Company could differ significantly.

      Although the Company's golf club operations are mature and historically have generated cash from operations, the Company's golf ball operations are in a developmental stage. Therefore, the Company does not expect that its golf ball operations will generate sufficient cash to fund its operations in 2000. However, the Company believes that, based upon its current operating plan, analysis of its consolidated financial position and projected future results of operations, it will be able to maintain its current level of its consolidated operations including purchase commitments and planned capital expenditures for the foreseeable future, through operating cash flows and its credit facilities. There can be no assurance, however, that future industry specific or other developments, or general economic trends, will not adversely affect the Company's operations or its ability to meet its future cash requirements.

RESTRUCTURING
--------------------------------------------------------------------------------

   During the fourth quarter of 1998, the Company recorded a restructuring charge of $54.2 million resulting from a number of cost reduction actions and operational improvements. These actions included: the consolidation of the operations of the Company's wholly-owned subsidiary, Odyssey, into the operations of the Company while maintaining the distinct and separate Odyssey(R) brand; the discontinuation, transfer or suspension of certain initiatives not directly associated with the Company's core business, such as the Company's involvement with interactive golf sites, golf book publishing, new player development and a golf venue in Las Vegas; and the re-sizing of the Company's core business to reflect current and expected business conditions. These initiatives were completed during 1999, with the exception of cash outlays related to the assignment of a lease obligation for a facility in New York City that will continue through July 2000. The restructuring charges (shown below in tabular format) primarily related to:
   1) the elimination of job responsibilities, resulting in costs incurred for employee severance; 2) the decision to exit certain non-core business activities, resulting in losses on disposition of the Company's 80% interest in Callaway Golf Media Ventures (See Note 14 to the Consolidated Financial Statements), a loss on the sale of the business of All-American (See Note 14 to the Consolidated Financial Statements), as well as excess lease costs; and
   3) consolidation of the Company's continuing operations resulting in impairment of assets, losses on disposition of assets and excess lease costs.

      Employee reductions occurred in almost all areas of the Company, including manufacturing, marketing, sales, and administrative areas. At December 31, 1998, the Company had reduced its non-temporary work force by approximately 750 positions. Although substantially all reductions occurred prior to December 31, 1998, a small number of reductions occurred in the first quarter of 1999.

Details of the one-time charge are as follows:
(in thousands)                                                                    Reserve                     Reserve
                                                Cash/     One-Time                Balance                     Balance
                                               Non-Cash    Charge   Activity    at 12/31/98   Activity(1)   at 12/31/99
                                               --------    ------   --------    -----------   -----------   -----------
ELIMINATION OF JOB RESPONSIBILITIES                       $11,664   $ 8,473       $ 3,191       $ 3,191
  Severance packages                           Cash        11,603     8,412         3,191         3,191
  Other                                        Non-cash        61        61

EXITING CERTAIN NON-CORE BUSINESS ACTIVITIES              $28,788   $12,015       $16,773       $15,394       $ 1,379
  Loss on disposition of subsidiaries          Non-cash    13,072    10,341         2,731         2,731
  Excess lease costs                           Cash        12,660       146        12,514        11,135(2)      1,379
  Contract cancellation fees                   Cash         2,700     1,504         1,196         1,196
  Other                                        Cash           356        24           332           332

CONSOLIDATION OF OPERATIONS                               $13,783   $ 2,846       $10,937       $10,937
  Loss on impairment/disposition of assets     Non-cash    12,364     2,730         9,634         9,634(3)
  Excess lease costs                           Cash           806         4           802           802(4)
  Other                                        Cash           613       112           501           501

(1) Includes reversal of reserve totaling $8.6 million, as actual amounts differed from estimates. Significant reversals are noted below in (2) through (4).

(2) Includes reversal of $6.1 million of reserve due to the assignment of lease obligation at terms significantly more favorable than estimated at the establishment of the reserve.

(3) Includes reversal of $1.5 million of reserve related to disposition of two buildings at higher sales prices than estimated.

(4) Includes reversal of $491,000 of reserve due to the sublease of a facility at terms more favorable than estimated at the establishment of the reserve.

   During 1999, the Company incurred charges of $1.3 million on the disposition of building improvements eliminated during the consolidation of manufacturing operations, as well as other charges of $671,000. These charges did not meet the criteria for accru- al in 1998. Additionally, the Company incurred charges of $749,000 related to asset dispositions and other restructuring activities for which reserves were not established in 1998. Future cash outlays are anticipated to be completed by July 2000.

CERTAIN FACTORS AFFECTING CALLAWAY GOLF COMPANY
--------------------------------------------------------------------------------

RESTRUCTURING

   During 1999, as planned, the Company completed the restructuring of its operations that it announced during the fourth quarter of 1998. See "Restructuring" under "Results of Operations" discussed above. Although the Company was pleased with the restructuring results in 1999, there can be no assurance that the Company will continue to realize the benefits of the restructuring.

SALES

   Golf Clubs. The Company previously reported that it believed that the dollar volume of the premium golf club market had been declining in certain major markets, including the United States.Although the Company believes that market conditions may have stabilized, there is no assurance that the overall dollar volume of the premium golf club market in the U.S. will grow significantly, or that it will not decline, in the near future. During 1999, the Company's United States revenues decreased 5% while international revenues increased 16% compared to 1998. The Company believes that this decrease in United States revenue was due in part to softness in the United States market, lower revenue per club from sales of golf equipment at low or close-out prices, and declines in iron and putter sales due to the maturity of those product lines. The Company believes that the increase in international revenue is largely attributable to a significant increase in revenue from sales in Korea as a result of the economic recovery of the Korean market and the introduction of higher margin products in Korea in 1999. The Company does not expect that revenue in Korea will continue to increase at a rate comparable to 1999. The Company further believes that some portion of sales to international customers recorded in 1999 as direct international sales may have formerly been made to the same international customers indirectly through the United States distribution channel. See also "Certain Factors Affecting Callaway Golf Company - Gray Market Distribution."

      The Company's brands remained number one in the U.S. and the worldwide market for woods, irons and putters in 1999. See also "Certain Factors Affecting Callaway Golf Company - Competition."

      Sales of the Company's Great Big Bertha(R) Hawk Eye(R) Titanium Metal Woods, Big Bertha(R) Steelhead(TM) Metal Woods and Big Bertha(R) X-12(R) Irons were strong in 1999. Hawk Eye(R) Tungsten Injected(TM) Titanium Irons were introduced in September 1999, and Big Bertha(R) Steelhead Plus(TM) Drivers and Fairway Woods, Big Bertha(R) Steelhead(TM) X- 14(TM) Irons and Odyssey(R) White Hot(TM) Putters were released in January 2000. The initial acceptance of these products has also been strong to date. No assurances can be given, however, that the demand for these products or the Company's other existing products, or the introduction of new products, will permit the Company to experience growth in sales, or maintain historical levels of sales, in the future.

      The Company formerly reported that golf club sales to Japan might be lower overall for 1999 as compared to 1998 as the Company's distributor, Sumitomo Rubber Industries, Ltd. ("Sumitomo"), prepared for the transition of responsibility from it to the Company's wholly-owned Japanese subsidiary, Callaway Golf Kabushiki Kaisha ("Callaway Golf K. K."), formerly named ERC International Company. Although the Company subsequently reported that sales were not lower through the first nine months of 1999, sales in Japan for all of 1999 were down 9% compared with 1998, with the reduction largely because net purchases by Sumitomo, as expected, declined in anticipation of the transition. In 1999, 1998 and 1997, sales to Sumitomo accounted for 7%, 8% and 10%, respectively, of the Company's total net sales. The Sumitomo distribution agreement required that Sumitomo purchase specific minimum quantities from the Company. As a direct distributor, the Company will not have the benefit of these guaranteed minimum purchases going forward. Furthermore, there is no assurance that the Company will be able to transcend the cultural and other barriers to successful distribution in Japan or that its sales in Japan will be comparable to or exceed its prior sales to Sumitomo. There also will be a delay in the recording of revenues for sales in Japan as compared to previous years because revenue will now be recorded upon sale to retailers and not upon sale to a distributor. See also "Certain Factors Affecting Callaway Golf Company - International Distribution."

      Golf Balls. In 1996, the Company formed Callaway Golf Ball Company, a wholly- owned subsidiary of the Company, for the purpose of designing, manufacturing and selling golf balls. The Company had previously licensed the manufacture and distribution of a golf ball in Japan and Korea. The Company also had distributed a golf ball under the trademark "Bobby Jones(R)." These previous golf ball ventures were introduced primarily as promotional efforts and were not commercially successful.

      In February 2000, the Company released its new Rule 35(TM) Golf Balls. These golf balls are the product of more than three years of research and development and are manufactured in a new facility built by the Company for that purpose. To date, the Company's investment in its golf ball business has exceeded $170 million. The development of the Company's golf ball business, by plan, has had a significant negative impact on the Company's cash flows, financial position and results of operations and will continue to affect the Company's performance in 2000. The success of the Company's new golf ball business could be adversely affected by various risks, including, among others, delays or difficulties in manufacturing or distribution and unanticipated costs. Although initial demand for the Company's golf balls is promising, there is no assurance that such demand will result in a proportionate amount of actual sales or that consumers will enjoy the balls sufficiently to sustain future sales. Furthermore, although the Company expects production of the golf balls to increase as the year 2000 progresses, there is no assurance that the Company will be able to manufacture enough balls to meet demand or be able to achieve the operational or sales efficiencies necessary to make its golf ball business profitable. Consequently, there can be no assurance as to whether the golf ball will be commercially successful or that a return on the Company's investment will ultimately be realized.

GROSS MARGIN

   The Company's gross margin as a percentage of net sales increased to 47% in 1999 from 42% in 1998. This increase primarily resulted from lower obsolescence charges in 1999 (vs. a $30.0 million excess inventory charge recorded in the fourth quarter of 1998), higher metal wood sales (which carry higher margins) as a percentage of total net sales, as compared to 1998, and from reductions in manufacturing labor and overhead costs realized through the Company's 1998 restructuring, along with reductions in certain component costs. Gross margin as a percentage of net sales would have improved to 49% but for close-out sales of Great Big Bertha(R) Tungsten.Titanium(TM) Irons, Great Big Bertha(R) and Biggest Big Bertha(R) Titanium Metal Woods, and Big Bertha(R) War Bird(R) Metal Woods, which had much lower margins. However, consumer acceptance of current and new product introductions, the sale and disposal of non-current products at reduced sales prices and continuing pricing pressure from competitive market conditions may have an adverse effect on the Company's future sales and gross margin. Furthermore, the Company expects that in 2000 the Company's sales of irons as a percentage of total net sales will increase. This would negatively impact the Company's gross margin as a percentage of net sales because irons generally sell at lower margins than woods.

      The Company's margins also could be affected by its golf ball business. During the year 2000, the Company expects that its margins in the golf ball business will be less than the levels it expects to achieve when the Company attains a level of operational and sales efficiency that allows it to benefit from certain economies of scale. There is no assurance, however, that the Company will achieve the economies of scale necessary to maintain or improve its current overall sales margins.

SEASONALITY

   In the golf club and golf ball industries, sales to retailers are generally seasonal due to lower demand in the retail market in the cold weather months covered by the fourth and first quarters. The Company's golf club business has generally followed this seasonal trend and the Company expects this to continue for both its golf club and golf ball businesses. Unusual or severe weather conditions such as the "El Nino" weather patterns experienced during the winter of 1997-1998 may compound or otherwise distort these seasonal effects.

COMPETITION

   The worldwide market for premium golf clubs is highly competitive, and is served by a number of well-established and well-financed companies with recognized brand names, as well as new companies with popular products. New product introductions and/or price reductions by competitors continue to generate increased market competition. However, the Company believes that it has gained unit and dollar market share for woods in the United States during 1999 as compared to 1998. While the Company believes that its products and its marketing efforts continue to be competitive, there can be no assurance that successful marketing activities by competitors will not negatively impact the Company's future sales.

      A golf club manufacturer's ability to compete is in part dependent upon its ability to satisfy the various subjective requirements of golfers, including the golf club's look and "feel," and the level of acceptance that the golf club has among professional and other golfers. The subjective preferences of golf club purchasers may be subject to rapid and unanticipated changes. There can be no assurance as to how long the Company's golf clubs will maintain market acceptance.

      The premium golf ball business is also highly competitive with a number of well-established and well-financed competitors, including one competitor with an estimated market share in excess of 50% of the premium golf ball business. These competitors have established market share in the golf ball business, which the Company will need to penetrate for its golf ball business to be successful. There can be no assurance that the Company's golf balls will obtain the market acceptance necessary to penetrate this established market.

NEW PRODUCT INTRODUCTION

   The Company believes that the introduction of new, innovative golf clubs and golf balls is important to its future success. The Company faces certain risks associated with such a strategy. For example, new models and basic design changes in golf equipment are frequently met with consumer rejection. In addition, prior successful designs may be rendered obsolete within a relatively short period of time as new products are introduced into the marketplace. Further, any new products that retail at a lower price than prior products may negatively impact the Company's revenues unless unit sales increase.

      New golf club and golf ball products generally seek to satisfy the standards established by the United States Golf Association ("USGA") and the Royal and Ancient Golf Club of St. Andrews ("R&A") because these standards are generally followed by golfers within their respective jurisdictions. While all of the Company's current golf clubs and golf balls have been found to conform to the Rules of Golf as applied in the jurisdictions where they are sold, there is no assurance that new designs will receive USGA and/or R&A approval, or that existing USGA and/or R&A standards will not be altered in ways that adversely affect the sales of the Company's products. For example, on November 2, 1998, the USGA announced the adoption of a test protocol to measure the so-called "spring-like effect" in certain golf clubheads. The USGA has advised the Company that none of the Company's current clubs sold in the U.S. are barred by this test. The R&A is considering the adoption of a similar or related test, but has not yet done so. Both the USGA and the R&A are reviewing the current regulations of golf, and one or both may change those regulations in the future. Future actions by the USGA or the R&A may impede the Company's ability to introduce new products and therefore could have a material adverse effect on the Company's results of operations and cash flows.

      The Company's new products have tended to incorporate significant innovations in design and manufacture, which have often resulted in higher prices for the Company's products relative to other products in the marketplace. For example, the Company's golf balls are premium golf balls and there are many lower priced non-premium golf balls sold by others. There can be no assurance that a significant percentage of the public will always be willing to pay such premium prices for golf equipment or that the Company will be able to continue to design and manufacture premium products that achieve market acceptance in the future.

      The rapid introduction of new golf club or golf ball products by the Company could result in close-outs of existing inventories at both the wholesale and retail levels. Such close-outs can result in reduced margins on the sale of older products, as well as reduced sales of new products, given the availability of older products at lower prices. The Company experienced some of these effects in 1999 with respect to golf clubs and could experience similar effects in future years as the Company from time to time introduces new products or misjudges demand.

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

PRODUCT BREAKAGE

   The Company supports all of its golf clubs with a limited two year written warranty. Since the Company does not rely upon traditional designs in the development of its golf clubs, its products may be more likely to develop unanticipated problems than those of many of its competitors which use traditional designs. For example, clubs have been returned with cracked clubheads, broken graphite shafts and loose medallions. In addition, the Company's Biggest Big Bertha(R) Drivers, because of their large club head size and extra long, lightweight graphite shafts, have experienced shaft breakage at a rate higher than generally experienced with the Company's other metal woods, even though these shafts were among the most expensive to manufacture in the industry. This product was discontinued in 1999. While any breakage or warranty problems are deemed significant to the Company, the incidence of clubs returned as a result of cracked clubheads, broken graphite shafts, loose medallions and other product problems to date has not been material in relation to the volume of Callaway Golf(R) clubs that have been sold.

      The Company monitors the level and nature of any golf club breakage and, where appropriate, seeks to incorporate design and production changes to assure its customers of the highest quality available in the market. Significant increases in the incidence of breakage or other product problems may adversely affect the Company's sales and image with golfers. While the Company believes that it has sufficient reserves for warranty claims, there can be no assurance that these reserves will be sufficient if the Company were to experience an unusually high incidence of breakage or other product problems.

CREDIT RISK

   The Company primarily sells its products to golf equipment retailers, wholly-owned domestic and foreign subsidiaries and foreign distributors. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from these customers. Historically, the Company's bad debt expense has been low. However, the recent downturn in the retail golf equipment market, primarily in the United States, has resulted in delinquent or uncollectible accounts for some of the Company's significant customers. As a result, during 1999 the Company wrote off approximately $5.3 million of past due trade accounts receivable against the Company's reserve for uncollectible accounts receivable. Management does not foresee any significant improvement in the U.S. retail golf equipment market during 2000. In addition, the Company's transition in Japan from selling to one distributor to selling directly to many retailers could increase the Company's delinquent or uncollectible accounts. There can be no assurance that failure of the Company's customers to meet their obligations to the Company will not adversely impact the Company's results of operations or cash flows.

DEPENDENCE ON CERTAIN VENDORS AND MATERIALS

   The Company is dependent on a limited number of suppliers for its club heads and shafts. In addition, some of the Company's products require specifically developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. The Company believes that suitable club heads and shafts could be obtained from other manufacturers in the event its regular suppliers are unable to provide components. However, any significant production delay or disruption caused by the inability of current suppliers to deliver or the transition to other suppliers could have a material adverse impact on the Company's results of operations.

      The Company is also dependent on a limited number of suppliers for the materials it uses to make its golf balls. Many of the materials, including the golf ball cover, are customized for the Company. Any delay or interruption in such supplies could have a material adverse impact upon the Company's golf ball business. If the Company did experience any such delays or interruptions, there is no assurance that the Company would be able to find adequate alternative suppliers at a reasonable cost or without significant disruption to its business.

      The Company uses United Parcel Service ("UPS") for substantially all ground shipments of products to its U.S. customers. The Company is continually reviewing alternative methods of ground shipping to supplement its use and reduce its reliance on UPS. To date, a limited number of alternative vendors have been identified and are being used by the Company. Nevertheless, any interruption in UPS services could have a material adverse effect on the Company's sales and results of operations.

      The Company's size has made it a large consumer of certain materials, including titanium alloys and carbon fiber. The Company does not make these materials itself, and must rely on its ability to obtain adequate supplies in the world marketplace in competition with other users of such materials. While the Company has been successful in obtaining its requirements for such materials thus far, there can be no assurance that it always will be able to do so. An interruption in the supply of such materials or a significant change in costs could have a material adverse effect on the Company.

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

      An increasing number of the Company's competitors have, like the Company itself, sought to obtain patent, trademark, copyright or other protection of their proprietary rights and designs for golf clubs. From time to time others have or may contact the Company to claim that they have proprietary rights that have been infringed by the Company and/or its products. The Company evaluates any such claims and, where appropriate, has obtained or sought to obtain licenses or other business arrangements. To date, there have been no interruptions in the Company's business as a result of any claims of infringement. No assurance can be given, however, that the Company will not be adversely affected in the future by the assertion of intellectual property rights belonging to others. This effect could include alteration of existing products, withdrawal of existing products and delayed introduction of new products.

      Various patents have been issued to the Company's competitors in the golf ball industry. As Callaway Golf Ball Company developed its new golf ball product, it attempted to avoid infringing valid patents or other intellectual property rights. Despite these attempts, it cannot be guaranteed that a competitor will not assert and/or a court will not find that the Company's new golf ball products infringe any patent or other rights of competitors. If the Company's new golf ball product is found to infringe on protected technology, there is no assurance that the Company would be able to obtain a license to use such technology, and the Company could incur substantial costs to redesign its golf ball product and/or defend legal actions.

      The Company has procedures to maintain the secrecy of its confidential business information. These procedures include criteria for dissemination of information and written confidentiality agreements with employees and vendors. Suppliers, when engaged in joint research projects, are required to enter into additional confidentiality agreements. While these efforts are taken seriously, there can be no assurance that these measures will prove adequate in all instances to protect the Company's confidential information.

"GRAY MARKET" DISTRIBUTION

   Some quantities of the Company's products find their way to unapproved outlets or distribution channels. This "gray market" for the Company's products can undermine authorized retailers and foreign wholesale distributors who promote and support the Company's products, and can injure the Company's image in the minds of its customers and consumers. On the other hand, stopping such commerce could result in a potential decrease in sales to those customers who are selling Callaway Golf(R) products to unauthorized distributors and/or an increase in sales returns over historical levels. For example, the Company experienced a decline in sales in the United States in 1998, and believes the decline was due, in part, to a decline in "gray market" shipments to Asia and Europe. While the Company has taken some lawful steps to limit commerce in its products in the "gray market" in both the U.S. and abroad, it has not stopped such commerce.

GOLF PROFESSIONAL ENDORSEMENTS

   The Company establishes relationships with professional golfers in order to evaluate and promote Callaway Golf(R) and Odyssey(R) branded products. The Company has entered into endorsement arrangements with members of the various professional tours, including the Senior PGA Tour, the PGA Tour, the LPGA Tour and the PGA European Tour. While most professional golfers fulfill their contractual obligations, some have been known to stop using a sponsor's products despite contractual commitments. If certain of the Company's professional endorsers were to stop using the Company's products contrary to their endorsement agreements, the Company's business could be adversely affected in a material way by the negative publicity.

      Many professional golfers throughout the world use the Company's golf clubs even though they are not contractually bound to do so and do not grant any endorsement to the Company. In addition, the Company has created cash pools ("Pools") that reward such usage. However, in 1999, as compared to 1998, the Company significantly reduced these Pools for both Callaway Golf(R) and Odyssey(R) brand products for the PGA and the Senior PGA Tours, and has significantly reduced the Pools for Odyssey(R) brand products and eliminated the Pools for Callaway Golf(R) brand products for the LPGA and buy.com (formerly Nike) tours. The Company expects that the Pools for 2000 will be comparable to 1999. In addition, many other companies are aggressively seeking the patronage of these professionals, and are offering many inducements, including specially designed products and significant cash rewards. As a result, in 1999, usage of the Company's drivers on the PGA, Senior PGA, LPGA and buy.com tours was substantially reduced compared to 1998. This trend may continue in the year 2000.

      For the last several years, the Company has experienced an exceptional level of driver penetration on the world's five major professional tours, and the Company has heavily advertised that fact. While it is not clear to what extent professional usage contributes to retail sales, it is possible that the recent decline in the level of professional usage of the Company's products could have a material adverse effect on the Company's business.

      Many golf ball manufacturers, including the leading U.S. manufacturer of premium golf balls, have focused a great deal of their marketing efforts on promoting the fact that tour professionals use their balls. Some of these golf ball competitors spend large amounts of money to secure professional endorsements, and the market leader has obtained a very high degree of tour penetration. While several of the Company's staff professionals have decided to use the Company's golf balls in play, there are others who are already under contract with other golf ball manufacturers or, for other reasons, may not choose to play the Company's products. In addition, several professionals who are not on the Company's staff have expressed an interest in playing the Company's ball, but it is too early to predict if a significant number will actually do so. The Company does not plan to match the endorsement spending levels of the leading manufacturer in 2000, and will instead rely more heavily upon the performance of the ball and other factors to attract professionals to the product. In the future the Company may or may not increase its tour spending in support of the golf ball. It is not clear to what extent use by professionals is important to the commercial success of the Company's golf ball, but it is possible that the results of the Company's golf ball business could be significantly affected by its success or lack of success in securing acceptance on the professional tours.

INTERNATIONAL DISTRIBUTION

   The Company's management believes that controlling the distribution of its products in certain major markets in the world has been and will be an element in the future growth and success of the Company. The Company has been actively pursuing a reorganization of its international operations, including the acquisition of distribution rights in certain key countries in Europe, Asia and North America. These efforts have resulted and will continue to result in additional investments in inventory, accounts receivable, corporate infrastructure and facilities. The integration of foreign distribution into the Company's international sales operations will continue to require the dedication of management and other Company resources.

      Additionally, the Company's plan to integrate foreign distribution increases the Company's exposure to fluctuations in exchange rates for various foreign currencies which could result in losses and, in turn, could adversely impact the Company's results of operations. There can be no assurance that the Company will be able to mitigate this exposure in the future through its management of foreign currency transactions. The integration of foreign distribution also could result in disruptions in the distribution of the Company's products in some areas. There can be no assurance that the acquisition of some or all of the Company's foreign distribution will be successful, and it is possible that an attempt to do so will adversely affect the Company's business.

      The Company appointed Sumitomo as the sole distributor of Callaway Golf(R) clubs in Japan, through a distribution agreement that ended December 31, 1999. In 1999, 1998 and 1997, sales to Sumitomo accounted for 7%, 8% and 10%, respectively, of the Company's net sales. In the fourth quarter of 1999, the Company successfully completed negotiations with Sumitomo to provide a smooth transition of its business. As a result of the transition agreement, the Company recorded a net charge of $8.6 million in the fourth quarter of 1999 for buying certain current inventory, payments for non-current inventory and other transition expenses, including foreign currency transaction losses.

      Effective January 1, 2000, the Company began distributing Callaway Golf(R) brand products through Callaway Golf K. K., which also distributes Odyssey(R) products and will also distribute Callaway Golf(TM) balls. In addition to the fourth quarter 1999 charges noted above, there will be significant costs and capital expenditures invested in Callaway Golf K. K. before there will be sales sufficient to support such costs. Furthermore, there are significant risks associated with the Company's intention to effectuate distribution of Callaway Golf(R) products in Japan through Callaway Golf K. K. rather than through Sumitomo. Some of these risks include increased delinquent and uncollectible accounts now that the Company will be collecting its receivables from many retailers as opposed to only one distributor. Furthermore, the Company will no longer have the benefit of the minimum purchases that Sumitomo was required to make. It is possible that these circumstances could have a material adverse effect on the Company's operations and financial performance. There also will be a delay in the recording of revenues for sales in Japan as compared to previous years because revenue now will be recorded upon sale to retailers and not upon sale to a distributor.

YEAR 2000 ISSUE

   The Y2K issue is the name given to the computer program problem whereby two digits rather than four were used to define the applicable year, which could result in the program failing to properly recognize a year that begins with "20" instead of "19." This, in turn, could result in major system failures or miscalculations, and is generally referred to as the "Year 2000" or "Y2K" issue. A more detailed description of the risks associated with the Y2K issue as applied to the Company and the Company's remedial actions and contingency plans for the Y2K issue are contained in certain of the Company's prior filings with the Securities and Exchange Commission, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

      The Y2K issue has not had, and is not expected to have, any material adverse effect on the Company. In 1998 and 1999 the Company formulated and implemented a Year 2000 Plan to address the Company's Y2K issue. To date, the Company's computer systems and manufacturing facilities have operated without any significant Year 2000 problems and appear to be Year 2000 compliant. The Company is not aware that any of its major third party suppliers have experienced any significant Year 2000 problems. The Company currently does not expect any significant future disruptions in its operations as a result of the Y2K issue. Nevertheless, since it is impossible to predict all future outcomes, there could be circumstances in which the Company could be adversely affected.

      The total cost associated with the assessment and required modifications to implement the Company's Year 2000 Plan to date has not been material to the Company's financial position or results of operations. The Company does not expect to incur any significant future expenses related to the Y2K issue. The total amount expended on the Year 2000 plan through December 1999 was $2.7 million, of which approximately $1.2 million related to repair or replacement of software and related hardware problems and approximately $1.5 million related to internal and external labor costs.

EURO CURRENCY

   Many of the countries in which the Company sells its products are Member States of the Economic and Monetary Union

   ("EMU"). Beginning January 1, 1999, Member States of the EMU have the option of trading in either their local currencies or the euro, the official currency of EMU participating Member States. Parties are free to choose the unit they prefer in contractual relationships until 2002 when their local currencies will be phased out. The current version of the Company's enterprise-wide business system does not support transactions denominated in euro. During 2000, the Company intends to upgrade its business system. The upgraded version of this business system should support transactions denominated in euro. The Company intends to enable the euro functionality of its upgraded system no later than its third quarter in 2001. Until such time as the upgrade has occurred and the euro functionality has been enabled, transactions denominated in euro will be processed manually. To date, the Company has not experienced, and does not anticipate in the near future, a large demand from its customers to transact in euro. Additionally, the Company does not believe that it will incur material costs specifically associated with manually processing data or preparing its business systems to operate in either the transitional period or beyond. However, there can be no assurance that the conversion of EMU Member States to euro will not have a material adverse effect on the Company and its operations.

MARKET RISK

   The Company is exposed to the impact of foreign currency fluctuations due to its international operations and certain export sales. The Company is exposed to both transactional currency/functional currency and functional currency/reporting currency exchange rate risks. In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in the value of foreign currencies. Pursuant to its foreign exchange hedging policy, beginning in January 1999, the Company may use forward foreign currency exchange rate contracts to hedge certain firm commitments and the related receivables and payables with its foreign subsidiaries. During 1999, the Company entered into such contracts on behalf of two of its wholly-owned subsidiaries, Callaway Golf Europe Ltd. and Callaway Golf Canada Ltd. The Company also hedged certain yen-denominated transactions with its Japanese distributor. The effect of this practice is to minimize variability in the Company's operating results arising from foreign exchange rate movements. These foreign exchange contracts generally do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the transactions being hedged, and the Company does not engage in hedging contracts which exceed the amounts of these transactions.

      Also pursuant to its foreign exchange hedging policy, the Company expects that it also may hedge anticipated transactions denominated in foreign currencies using forward foreign currency exchange rate contracts and put or call options. Foreign currency derivatives will be used only to the extent considered necessary to meet the Company's objectives and the Company does not enter into forward contracts for speculative purposes. The Company's foreign currency exposures include most European currencies, Japanese yen, Canadian dollars and Korean won.

      Additionally, the Company is exposed to interest rate risk from its Accounts Receivable Facility and Amended Credit Agreement (see Notes 4 and 5 to the Company's Consolidated Financial Statements) which are indexed to the London Interbank Offering Rate ("LIBOR") and Redwood Receivables Corporation Commercial Paper Rate. No amounts were outstanding or advanced under these facilities at December 31, 1999.

      Sensitivity analysis is the measurement of potential loss in future earnings of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates or foreign currency values. The Company used a sensitivity analysis model to quantify the estimated potential effect of unfavorable movements of 10% in foreign currencies to which the Company was exposed at December 31, 1999 through its derivative financial instruments.

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

      The estimated maximum one-day loss in earnings from the Company's foreign-currency derivative financial instruments, calculated using the sensitivity analysis model described above, is $112,000 at December 31, 1999. The Company believes that such a hypothetical loss from its derivatives would be offset by increases in the value of the underlying transactions being hedged.

      Notes 4 and 5 to the Consolidated Financial Statements outline the principal amounts, and other terms required to evaluate the expected cash flows and sensitivity to interest rate changes.

CONSOLIDATED BALANCE SHEET

(in thousands, except share and per share data)                                        December 31,
                                                                                    1999           1998
--------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                       $ 112,602    $  45,618
  Accounts receivable, net                                                           54,252       73,466
  Inventories, net                                                                   97,938      149,192
  Deferred taxes                                                                     32,558       51,029
  Other current assets                                                               13,122        4,301
--------------------------------------------------------------------------------------------------------
     Total current assets                                                           310,472      323,606

Property, plant and equipment, net                                                  142,214      172,794
Intangible assets, net                                                              120,143      127,779
Other assets                                                                         43,954       31,648
--------------------------------------------------------------------------------------------------------
                                                                                  $ 616,783    $ 655,827
========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                                           $  46,664    $  35,928
  Accrued employee compensation and benefits                                         21,126       11,083
  Accrued warranty expense                                                           36,105       35,815
  Line of credit                                                                                  70,919
  Note payable                                                                                    12,971
  Accrued restructuring costs                                                         1,379        7,389
  Income taxes payable                                                                             9,903
--------------------------------------------------------------------------------------------------------
     Total current liabilities                                                      105,274      184,008

Long-term liabilities:
  Deferred compensation                                                              11,575        7,606
  Accrued restructuring costs                                                                     11,117

Commitments and contingencies (Note 11)

Shareholders' equity:
  Preferred Stock, $.01 par value, 3,000,000 shares authorized, none issued and outstanding at December 31, 1999 and 1998
  Common Stock, $.01 par value, 240,000,000 shares authorized, 76,302,196 and
   75,095,087 issued and outstanding
   at December 31, 1999 and 1998                                                        763          751
  Paid-in capital                                                                   307,329      258,015
  Unearned compensation                                                              (2,784)      (5,653)
  Retained earnings                                                                 288,090      252,528
  Accumulated other comprehensive income                                                280        1,780
  Less: Grantor Stock Trust (5,300,000 shares at December 31, 1999
   and 1998) at market (Note 6)                                                     (93,744)     (54,325)
--------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                     499,934      453,096
--------------------------------------------------------------------------------------------------------
                                                                                  $ 616,783    $ 655,827
========================================================================================================

 See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share data)                                Year ended December 31,
                                                   1999                       1998                        1997
----------------------------------------------------------------------------------------------------------------------
Net sales                                 $ 714,471          100%    $ 697,621          100%    $ 842,927         100%
Cost of goods sold                          376,405           53%      401,607           58%      400,127          47%
----------------------------------------------------------------------------------------------------------------------
    Gross profit                            338,066           47%      296,014           42%      442,800          53%

Selling expenses                            131,858           18%      147,022           21%      120,589          14%
General and administrative expenses          92,478           13%       98,048           14%       70,724           8%
Research and development costs               34,002            5%       36,848            5%       30,298           4%
Restructuring costs (Note 12)                (5,894)          (1%)      54,235            8%
Sumitomo transition costs (Note 15)           5,713            1%
Litigation settlement                                                                              12,000           1%
----------------------------------------------------------------------------------------------------------------------
    Income (loss) from operations            79,909           11%      (40,139)          (6%)     209,189          25%
Interest and other income, net (Note 9)       9,182                      3,911                      4,586
Interest expense                             (3,594)                    (2,671)                       (10)
----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes            85,497           12%      (38,899)          (6%)     213,765          25%
Income tax provision (benefit)               30,175                    (12,335)                    81,061
----------------------------------------------------------------------------------------------------------------------
    Net income (loss)                     $  55,322            8%    ($ 26,564)          (4%)   $ 132,704          16%
======================================================================================================================
Earnings (loss) per common share:
    Basic                                 $    0.79                  ($   0.38)                 $    1.94
    Diluted                               $    0.78                  ($   0.38)                 $    1.85
Common equivalent shares:
    Basic                                    70,397                     69,463                     68,407
    Diluted                                  71,214                     69,463                     71,698

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)                                                 Year ended December 31,
                                                           1999        1998         1997
-------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                     $  55,322    ($ 26,564)   $ 132,704
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
      Depreciation and amortization                        39,877       35,885       19,408
      Non-cash compensation                                 1,390        2,887        2,041
      Tax benefit from exercise of stock options            2,377        3,068       29,786
      Deferred taxes                                        9,971      (36,235)       1,030
      Non-cash restructuring costs                         (8,609)      25,497
      Loss on disposal of assets                              315        1,298            2
  Changes in assets and liabilities, net of effects
    from acquisitions:
      Accounts receivable, net                             19,690       51,575      (36,936)
      Inventories, net                                     51,092      (42,665)       6,271
      Other assets                                        (12,966)     (12,149)      (6,818)
      Accounts payable and accrued expenses                12,225       (4,357)      13,529
      Accrued employee compensation and benefits            9,875       (3,411)      (2,437)
      Accrued warranty expense                                286        7,760          756
      Income taxes payable                                (10,001)       9,652       (2,636)
      Accrued restructuring costs                          (3,476)       7,389
      Deferred compensation                                 3,969         (299)       2,796
      Accrued restructuring costs - long-term              (5,041)      11,117
-------------------------------------------------------------------------------------------
  Net cash provided by operating activities               166,296       30,448      159,496
-------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                    (56,244)     (67,859)     (67,938)
  Acquisitions, net of cash acquired                       (2,389)     (10,672)    (129,256)
  Proceeds from sale of assets                              5,095        3,417           72
-------------------------------------------------------------------------------------------
  Net cash used in investing activities                   (53,538)     (75,114)    (197,122)
-------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net (payments on) proceeds from line of credit          (70,919)      70,919
  Proceeds from note payable                               35,761       12,971
  Short-term debt retirement                                           (10,373)
  Issuance of Common Stock                                  9,009       10,343       27,530
  Retirement of Common Stock                                              (917)     (52,985)
  Dividends paid, net                                     (19,760)     (19,485)     (19,123)
-------------------------------------------------------------------------------------------
  Net cash (used in) provided by financing activities     (45,909)      63,458      (44,578)
-------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                       135          622          (49)
-------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents       66,984       19,414      (82,253)
Cash and cash equivalents at beginning of year             45,618       26,204      108,457
-------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                $ 112,602    $  45,618    $  26,204
===========================================================================================
Supplemental disclosures:
  Non-cash financing (Note 4)                           $  48,732
  Cash paid for interest and fees                       $   3,637    $   2,162    $      10
  Cash paid for income taxes                            $  30,670    $   8,165    $  54,358
-------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in thousands)
                                                                                      Accumulated                        Current
                                    Common Stock                                         Other                            Year's
                                 ------------------  Paid-In    Unearned   Retained  Comprehensive                    Comprehensive
                                  Shares     Amount  Capital  Compensation Earnings    Income       GST       Total        Income
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996        72,855  $729      $278,669  $(3,105)     $ 238,113  $ 236    $(152,375) $ 362,267
----------------------------------------------------------------------------------------------------------------------------------
 Exercise of stock options         2,877    29        21,529                                                 21,558

 Tax benefit from exercise of
  stock options                                       29,786                                                 29,786
 Compensatory stock options                            2,511     (470)                                        2,041
 Employee stock purchase plan        372     4         5,968                                                  5,972
 Stock retirement                 (1,852)  (19)                              (52,966)                       (52,985)
 Cash dividends                                                              (20,607)                       (20,607)
 Dividends on shares held by GST                                               1,484                          1,484
 Adjustment of GSTshares to
  market value                                        (1,060)                                      1,060
 Equity adjustment from foreign
  currency translation                                                                 (795)                   (795)   $      (795)
 Net income                                                                  132,704                        132,704        132,704
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997        74,252   743       337,403   (3,575)       298,728   (559)    (151,315)   481,425    $   131,909
----------------------------------------------------------------------------------------------------------------------------------
 Exercise of stock options           391     4         4,433                                                  4,437
 Tax benefit from exercise of
  stock options                                        3,068                                                  3,068
 Issuance of Restricted
  Common Stock                       130     1         4,029   (4,030)
 Cancellation of Restricted
  Common Stock                       (19)               (597)     597
 Compensatory stock and
  stock options                                        1,532    1,355                                         2,887
 Employee stock purchase plan        386     4         5,902                                                  5,906
 Stock retirement                    (45)   (1)         (765)                   (151)                          (917)
 Cash dividends                                                              (20,969)                       (20,969)
 Dividends on shares held by GST                                               1,484                          1,484
 Adjustment of GSTshares to
  market value                                       (96,990)                                     96,990
 Equity adjustment from foreign
  currency translation                                                                2,339                   2,339      $   2,339
 Net loss                                                                    (26,564)                       (26,564)       (26,564)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998        75,095   751       258,015   (5,653)       252,528  1,780      (54,325)   453,096      $ (24,225)
----------------------------------------------------------------------------------------------------------------------------------
 Exercise of stock options           851     8         5,362                                                  5,370
 Tax benefit from exercise of
  stock options                                        2,377                                                  2,377
 Cancellation of Restricted
  Common Stock                       (22)               (684)     684
 Compensatory stock and
  stock options                                         (795)   2,185                                         1,390
 Employee stock purchase plan        378     4         3,635                                                  3,639
 Cash dividends                                                              (21,244)                       (21,244)
 Dividends on shares held by GST                                               1,484                          1,484
 Adjustment of GSTshares to
  market value                                        39,419                                     (39,419)
 Equity adjustment from foreign
  currency translation                                                               (1,500)                 (1,500)   $    (1,500)
 Net income                                                                   55,322                         55,322         55,322
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999        76,302   $763     $307,329  $(2,784)      $288,090 $  280     $(93,744)  $499,934    $    53,822
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
THE COMPANY
--------------------------------------------------------------------------------

   Callaway Golf Company ("Callaway Golf" or the "Company") was incorporated in California in 1982 and was reincorporated in Delaware in 1999. The Company designs, develops, manufactures and markets high-quality, innovative golf clubs. Callaway Golf's primary products for the periods presented include Great Big Bertha(R) Hawk Eye(R) Titanium Metal Woods, Big Bertha(R) Steelhead(TM) Metal Woods, Biggest Big Bertha(R) Titanium Drivers, Great Big Bertha(R) Titanium Metal Woods, Big Bertha(R) Metal Woods with the War Bird(R) soleplate, Great Big Bertha(R) Tungsten Injected(TM) Titanium Irons, Big Bertha(R) X-12(R) Irons, Great Big Bertha(R) Tungsten.Titanium(TM) Irons, Big Bertha(R) Irons, Odyssey(R) putters and wedges and various other putters.

NOTE 2
SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements for the periods presented include the accounts of the Company and its subsidiaries, Callaway Golf Sales Company, Golf Funding Corporation ("Golf Funding"), Callaway Golf Ball Company, Odyssey Golf, Inc. ("Odyssey"), CGV, Inc., All-American Golf LLC ("All-American"), Callaway Golf Media Ventures ("CGMV"), Callaway Golf Europe Ltd., Callaway Golf Europe, S.A., Callaway Golf K.K. (formerly named ERC International Company), Callaway Golf (Germany) GmbH, Callaway Golf Canada Ltd. and Callaway Golf Korea, Ltd.. All significant intercompany transactions and balances have been eliminated. The Company sold the business ofAll-American in 1998 and its interest in CGMV in March 1999 (Note 14). Callaway Golf Europe, S.A. was merged with Callaway Golf Europe Ltd. in 1999 (Note 14).

FINANCIAL STATEMENT PREPARATION

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of such estimates include provisions for warranty, uncollectible accounts receivable, inventory obsolescence and restructuring costs (Note
   12). Actual results could differ from those estimates, which could materially affect future results of operations.

REVENUE RECOGNITION

   Sales are recognized at the time goods are shipped, net of an allowance for sales returns.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   The Company's financial instruments consist of cash and cash equivalents, trade receivables and payables, forward foreign currency exchange contracts, its revolving line of credit and note payable (Note 4) and its accounts receivable securitiza-tion facility (Note 5). The carrying amounts of these instruments approximate fair value because of their short maturities and variable interest rates.

ADVERTISING COSTS

   The Company advertises primarily through television and print media. The Company's policy is to expense advertising costs, including production costs, as incurred. Advertising expenses for 1999, 1998 and 1997 were $26,202,000, $32,944,000 and $20,320,000 respectively.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

   The accounts of the Company's foreign subsidiaries have been translated into United States dollars at appropriate rates of exchange. Cumulative translation gains or losses are recorded as accumulated other comprehensive income in shareholders' equity. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statement of operations. The Company recorded transaction losses of $793,000 in 1999, transaction gains of $1,598,000 in 1998 and transaction losses of $940,000 in 1997.

      During 1999, 1998 and 1997, the Company entered into forward foreign currency exchange rate contracts to hedge payments due on intercompany transactions by certain of its wholly-owned foreign subsidiaries. The Company also hedged certain yen-denominated transactions with its Japanese distributor. Realized and unrealized gains and losses on these contracts are recorded in income. The effect of this practice is to minimize variability in the Company's operating results arising from foreign exchange rate movements. The Company does not engage in foreign currency speculation. These foreign exchange contracts generally do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the intercom-pany transactions being hedged, and the Company does not engage in hedging contracts which exceed the amount of the intercompany transactions. At December 31, 1999, 1998 and 1997, the Company had approximately $7,117,000, $11,543,000 and $2,575,000, respectively, of foreign exchange contracts outstanding. The contracts outstanding at

   December 31, 1999 mature between January and June of 2000. The Company had net realized and unrealized gains on foreign exchange contracts of $358,000, $57,000 and $261,000 in 1999, 1998 and 1997, respectively.

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in income or other comprehensive income, depending on whether the derivatives are designated as hedges and, if so, the types of hedges. SFAS No. 133 is effective for all periods beginning after June 15, 2000; the Company elected to adopt early SFAS No. 133 on January 1, 1999.

      Adoption of this statement did not significantly affect the way in which the Company currently accounts for derivatives to hedge payments due on intercompany transactions, as described above. Accordingly, no cumulative effect adjustments were made. However, the Company expects that it also may hedge anticipated transactions denominated in foreign currencies using forward foreign currency exchange rate contracts and put or call options. The forward contracts used to hedge anticipated transactions will be recorded as either assets or liabilities in the balance sheet at fair value. Gains and losses on such contracts will be recorded in other comprehensive income and will be recorded in income when the anticipated transactions occur. The ineffective portion of all hedges will be recognized in current period earnings.

EARNINGS PER COMMON SHARE

   Basic earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period, increased by dilutive potential common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include shares owned by the Callaway Golf Company Grantor Stock Trust (Note 6), options issued pursuant to the Company's stock option plans (Note 8), potential shares related to the Employee Stock Purchase Plan (Note
   8) and rights to purchase preferred shares under the Callaway Golf Company Shareholder Rights Plan (Note 8). Dilutive securities related to the Callaway Golf Company Grantor Stock Trust and the Company's stock option plans are included in the calculation of diluted earnings per common share using the treasury stock method. Dilutive securities related to the Employee Stock Purchase Plan are calculated by dividing the average withholdings during the period by 85% of the lower of the offering period price or the market value at the end of the period. The dilutive effect of rights to purchase preferred shares under the Callaway Golf Shareholder Rights Plan have not been included as dilutive securities because the conditions necessary to cause these rights to be redeemed were not met. A reconciliation of the numerators and denominators of the basic and diluted earnings per common share calculations for the years ended December 31, 1999, 1998 and 1997 is presented in Note 7.

CASH EQUIVALENTS

   Cash equivalents are highly liquid investments purchased with maturities of three months or less.

INVENTORIES

   Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of two to 30 years. The Company's property, plant and equipment generally are depreciated over the following periods:

         ------------------------------------------------------------
         Buildings and improvements                       10-30 years
         Machinery and equipment                           5-15 years
         Furniture, computers and equipment                 3-5 years
         Production molds                                     2 years
         ------------------------------------------------------------

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

      The Company capitalizes certain software development and implementation costs. Development and implementation costs are expensed until management has determined that the software will result in probable future economic benefit and management has committed to funding the project. Thereafter, all direct external implementation costs, as well as purchased software costs, are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-LIVED ASSETS

   The Company assesses potential impairments of its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. During the fourth quarter of 1998, the Company implemented a restructuring plan that included a number of cost reduction actions and operational improvements (Note 12). As a result of this plan, impairment losses were recorded in 1998 for certain of the Company's long-lived assets.

INTANGIBLE ASSETS

   Intangible assets consist primarily of trade name, trademark, trade dress, patents and goodwill resulting from the purchase of substantially all of the assets and certain liabilities of Odyssey Sports, Inc. and goodwill associated with the purchase of certain foreign distributors (Note 14). Intangible assets are amortized using the straight-line method over periods ranging from three to 40 years. During 1999, 1998 and 1997, amortization of intangible assets was $7,476,000, $5,466,000 and $1,778,000 respectively.

STOCK-BASED COMPENSATION

   The Company measures compensation expense for its stock-based employee compensation awards using the intrinsic value method. Pro forma disclosures of net income and earnings per share, as if the fair value-based method had been applied in measuring compensation expense, are presented in Note 8. Compensation expense for non-employee stock-based compensation awards is measured using the fair-value method.

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

COMPREHENSIVE INCOME

   SFAS No. 130, "Reporting Comprehensive Income," requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. The components of comprehensive income for the Company include net income and foreign currency translation adjustments. Since the Company has met the indefinite reversal criterion, it does not accrue income taxes on foreign currency translation adjustments.

SEGMENT INFORMATION

   In 1998, the Company adopted SFAS No. 131, "Diclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the industry segment approach with the management approach. The management approach designates the international organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of this standard did not affect the Company's results of operations, financial position or cash flows. This information is presented in Note 15.

DIVERSIFICATION OF CREDIT RISK

   The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

      The Company may invest its excess cash in money market accounts and U.S. Government securities and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. During 1999 and 1998, no investments in U.S. Government securities were held.

      The Company operates in the golf equipment industry and primarily sells its products to golf equipment retailers and foreign distributors. The Company performs ongoing credit evaluations of its customers'financial condition and generally requires no collateral from these customers. The Company maintains reserves for potential credit losses, which it considers adequate to cover any such losses.

      During 1999, 1998, and 1997, approximately 42%, 38% and 35%, respectively, of the Company's net sales were made to foreign customers. An adverse change in either economic conditions abroad or the Company's relationship with significant distributors could negatively impact the volume of the Company's international sales and the Company's results of operations, cash flows and financial position.

RECLASSIFICATIONS

   Certain prior period amounts have been reclassified to conform with the current period presentation.

NOTE 3
SELECTED FINANCIAL STATEMENT INFORMATION
--------------------------------------------------------------------------------
(in thousands)                                                 December 31,
                                                           1999           1998
--------------------------------------------------------------------------------
Cash and cash equivalents:
  Cash, interest bearing                               $ 110,157      $  41,689
  Cash, non-interest bearing                               2,445          3,929
--------------------------------------------------------------------------------
                                                       $ 112,602      $  45,618
================================================================================
Accounts receivable, net:
  Trade accounts receivable                            $  59,543      $  83,405
  Allowance for doubtful accounts                         (5,291)        (9,939)
--------------------------------------------------------------------------------
                                                       $  54,252      $  73,466
================================================================================
Inventories, net:
  Raw materials                                        $  45,868      $ 102,352
  Work-in-process                                          1,403          1,820
  Finished goods                                          65,661         81,868
--------------------------------------------------------------------------------
                                                         112,932        186,040
  Reserve for obsolescence                               (14,994)       (36,848)
--------------------------------------------------------------------------------
                                                       $  97,938      $ 149,192
================================================================================
Property, plant and equipment, net:
  Land                                                 $  12,358      $  13,375
  Buildings and improvements                              87,910         55,307
  Machinery and equipment                                 50,942         57,334
  Furniture, computers and equipment                      64,334         55,629
  Production molds                                        22,714         17,472
  Construction-in-process                                  5,032         52,920
--------------------------------------------------------------------------------
                                                         243,290        252,037
  Accumulated depreciation                              (101,076)       (79,243)
--------------------------------------------------------------------------------
                                                       $ 142,214      $ 172,794
================================================================================
Intangible assets:
  Trade name                                           $  69,629      $  69,629
  Trademark and trade dress                               29,841         29,841
  Patents, goodwill and other                             34,911         35,765
--------------------------------------------------------------------------------
                                                         134,381        135,235
  Accumulated amortization                               (14,238)        (7,456)
--------------------------------------------------------------------------------
                                                       $ 120,143      $ 127,779
================================================================================
Accounts payable and accrued expenses:
  Accounts payable                                     $  11,297      $  10,341
  Note to related party (Note 16)                                         6,766
  Accrued expenses                                        35,367         18,821
--------------------------------------------------------------------------------
                                                       $  46,664      $  35,928
================================================================================
Accrued employee compensation and benefits:
  Accrued payroll and taxes                            $  15,303      $   6,178
  Accrued vacation and sick pay                            4,571          4,423
  Accrued commissions                                      1,252            482
--------------------------------------------------------------------------------
                                                       $  21,126      $  11,083
================================================================================

NOTE 4
BANK LINE OF CREDIT AND NOTE PAYABLE
--------------------------------------------------------------------------------

   On February 12, 1999, the Company consummated the amendment of its credit facility to increase the facility to up to $120,000,000 (the "Amended Credit Agreement"). The Amended Credit Agreement has a five-year term and is secured by substantially all of the assets of the Company. The Amended Credit Agreement bears interest at the Company's election at the London Interbank Offering Rate ("LIBOR") plus a margin or the higher of the base rate on corporate loans at large U.S. money center commercial banks (prime rate) or the Federal Funds Rate plus 50 basis points. The line of credit requires the Company to maintain certain minimum financial ratios, including a fixed charge coverage ratio, as well as other restrictive covenants. As of December 31, 1999, up to $115,739,000 of the credit facility remained available for borrowings (including a reduction of $4,261,000 for outstanding letters of credit), subject to meeting certain availability requirements under a borrowing base formula and other limitations.

      On December 30, 1998, Callaway Golf Ball Company, a wholly-owned subsidiary of the Company, entered into a master lease agreement for the acquisition and lease of up to $56,000,000 of machinery and equipment. As of December 31, 1999, the Company had finalized its lease program and leased $50,000,000 of equipment pursuant to the master lease agreement. This lease program includes a interim finance agreement (the "Finance Agreement"). The Finance Agreement provides pre-lease financing advances for the acquisition and installation costs of the aforementioned machinery and equipment. The Finance Agreement bears interest at LIBOR plus a margin and is secured by the underlying machinery and equipment and a corporate guarantee from the Company. During the third and fourth quarters of 1999, the Company converted the balance of this note payable to the operating lease discussed above. As of December 31, 1999, no amount was outstanding under this facility.

NOTE 5
ACCOUNTS RECEIVABLE SECURITIZATION
--------------------------------------------------------------------------------

   The Company's wholly-owned subsidiary, Callaway Golf Sales Company, sells trade receivables on an ongoing basis to its wholly-owned subsidiary, Golf Funding. Pursuant to an agreement effective February 12, 1999 with a securitization company (the "Accounts Receivable Facility"), Golf Funding, in turn, sells such receivables to the securitization company on an ongoing basis, which yields proceeds of up to $80.0 million at any point in time. Golf Funding's sole business is the purchase of trade receivables from Callaway Golf Sales Company. Golf Funding is a separate corporate entity with its own separate creditors, which in the event of its liquidation will be entitled to be satisfied out of Golf Funding's assets prior to any value in Golf Funding becoming available to the Company. The Accounts Receivable Facility expires in February 2004.

      Under the Accounts Receivable Facility, the receivables are sold at face value with payment of a portion of the purchase price being deferred. As of December 31, 1999, no amount was outstanding under the Accounts Receivable Facility. Fees incurred in connection with the sale of accounts receivable for year ended December 31, 1999 were $923,000 and were recorded as interest expense.

NOTE 6
GRANTOR STOCK TRUST
--------------------------------------------------------------------------------

   In July 1995, the Company established the Callaway Golf Company Grantor Stock Trust (the "GST"). In conjunction with the formation of the GST, the Company sold 4,000,000 shares of newly issued Common Stock to the GSTat a purchase price of $60,575,000 ($15.14 per share). In December 1995, the Company sold an additional 1,300,000 shares of newly issued Common Stock to the GSTat a purchase price of $26,263,000 ($20.20 per share). The sale of these shares had no net impact on shareholders'equity. During the term of the GST, shares in the GSTmay be used to fund the Company's obligations with respect to one or more of the Company's non- qualified or qualified employee benefit plans.

      Shares owned by the GST are accounted for as a reduction to shareholders'equity until used in connection with employee benefits. Each period, the shares owned by the GST are valued at the closing market price, with corresponding changes in the GSTbalance reflected in capital in excess of par value.

NOTE 7
EARNINGS PER COMMON SHARE
--------------------------------------------------------------------------------

   The schedule below summarizes the elements included in the calculation of basic and diluted earnings (loss) per common share for the years ended December 31, 1999, 1998 and 1997.

      For the years ended December 31, 1999 and 1997, 10,979,000 and 917,000 options, respectively, were excluded from the calculations, as their effect would have been antidilutive. For the year ended December 31, 1998, all dilutive securities were excluded from the calculation of diluted loss per share, as their effect would have been antidulutive.

(in thousands, except per share data)                 Year ended December 31,
                                                     1999       1998      1997
--------------------------------------------------------------------------------
Net income (loss)                                  $55,322   ($26,564)  $132,704
================================================================================
Weighted-average shares outstanding:
  Weighted-average shares outstanding - Basic       70,397     69,463     68,407
  Dilutive securities                                  817                 3,291
--------------------------------------------------------------------------------
  Weighted-average shares outstanding - Diluted     71,214     69,463     71,698
================================================================================
Earnings (loss) per common share:
  Basic                                            $  0.79   ($  0.38)  $   1.94
  Diluted                                          $  0.78   ($  0.38)  $   1.85
--------------------------------------------------------------------------------

NOTE 8
STOCK OPTIONS AND RIGHTS
--------------------------------------------------------------------------------

   The Company had the following fixed stock option plans, under which shares were available for grant at December 31, 1999: the 1991 Stock Incentive Plan (the "1991 Plan"), the 1995 Employee Stock Incentive Plan (the "1995 Plan"), the 1996 Stock Option Plan (the "1996 Plan"), the 1998 Stock Incentive Plan (the "1998 Plan"), the Promotion, Marketing and Endorsement Stock Incentive Plan (the "Promotion Plan") and the Non-Employee Directors Stock Option Plan (the "Directors Plan").

      The 1991 Plan, the 1996 Plan and the 1998 Plan permit the granting of options or other stock awards to the Company's officers, employees and consultants. Under the 1991 Plan, option prices may be less than the market value at the date of grant, while under the 1996 Plan and the 1998 Plan options may not be granted at option prices that are less than fair market value at the date of grant. The 1995 Plan permits the granting of options or other stock awards to only employees and consultants of the Company at option prices that may be less than market value at the date of grant. The 1995 Plan was amended in 1999 to increase the maximum number of shares of Common Stock to be issued upon exercise of an option to 7,100,000 shares.

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

      Under the Promotion Plan, shares of Common Stock may be granted in the form of options or other stock awards to golf professionals and other endorsers at prices that may be less than the market value of the stock at the grant date. The Directors Plan permits the granting of options to purchase shares of Common Stock to Directors of the Company who are not employees, at prices based on a non-discretionary formula, which may not be less than the market value of the stock at the date of grant.

      The following table presents shares authorized, available for future grant and outstanding under each of the Company's plans as of December 31, 1999:

  (in thousands)
  Plan                                   Authorized     Available    Outstanding
--------------------------------------------------------------------------------
  1990 Plan                                4,920                           100
  1991 Plan                               10,000            188          2,693
  Promotion Plan                           3,560            879          1,006
  1995 Plan                                7,100          1,647          5,249
  1996 Plan                                6,000            575          5,395
  1998 Plan                                  500            500
  Key Officer Plans                        1,100                           820
  Directors Plan                             840             64            484
--------------------------------------------------------------------------------
  Total                                   34,020          3,853         15,747
================================================================================

      Under the Company's stock option plans, outstanding options vest over periods ranging from zero to five years from the grant date and expire up to ten years after the grant date.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The following summarizes stock option transactions for the years ended December 31, 1999, 1998 and 1997:

  (in thousands, except per share data)                       Year ended December 31,
                                                    1999               1998                1997
  -----------------------------------------------------------------------------------------------------
                                                      Weighted-           Weighted-           Weighted-
                                                      Average             Average             Average
                                                      Exercise            Exercise            Exercise
                                             Shares   Price     Shares    Price     Shares    Price
  -----------------------------------------------------------------------------------------------------
  Outstanding at beginning of year           13,637    $22.62   11,257    $22.41     10,800     $15.03
  Granted                                     4,012    $11.30    4,020    $25.04      3,406     $33.79
  Exercised                                    (851)   $ 6.40     (441)   $10.16     (2,877)    $ 7.81
  Canceled                                   (1,051)   $24.95   (1,199)   $34.86        (72)    $28.81
  -----------------------------------------------------------------------------------------------------
  Outstanding at end of year                 15,747    $20.46   13,637    $22.62     11,257     $22.41
  Options exercisable at end of year         11,066    $18.64    6,039    $17.78      3,453     $12.17
  -----------------------------------------------------------------------------------------------------
  Price range of outstanding options       $0.44-$40.00       $0.44-$40           $0.44-$40.00
  =====================================================================================================

      The following tables summarize additional information about outstanding stock options at December 31, 1999 and options and other stock awards granted during 1999:

  OPTIONS OUTSTANDING AND EXERCISABLE BY PRICE RANGE AS OF DECEMBER 31, 1999:

                                 Weighted-
                                  Average                                   Weighted-
                    Number       Remaining    Weighted-                      Average
   Range of       Outstanding   Contractual     Average        Number     Exercise Price
Exercise Prices  (in thousands) Life-Years   Exercise Price  Exercisable  (in thousands)
----------------------------------------------------------------------------------------
   $0 - $10           762          2.21         $ 3.17            742        $ 3.01
  $10 - $15         5,294          3.92         $11.54          4,841        $10.54
  $15 - $25         2,642          4.75         $18.52          1,643        $18.75
  $25 - $40         7,049          5.41         $29.75          3,840        $30.57
----------------------------------------------------------------------------------------
   $0 - $40        15,747          4.64         $20.46         11,066        $18.64
========================================================================================

              OPTIONS AND OTHER STOCK AWARDS GRANTED DURING 1999:

                                                                  Weighted-
                                                   Number          Average
                                              (in thousands)   Exercise Price
-----------------------------------------------------------------------------
  Exercise price = market value                   3,921           $ 11.16
  Exercise price (greater than) market value         80           $ 18.88
  Exercise price (less than) market value            11           $  8.56
-----------------------------------------------------------------------------
                                                  4,012           $ 11.30
=============================================================================

      During 1999, the Company, at its discretion, extended the expiration terms of 1,532,000 options held by certain employees and officers. At the time of modification, the exercise prices of the options were in excess of the then-current market price and accordingly this action did not result in compensation expense for the Company.

      During 1998, the Company modified certain terms of 720,000 options held by directors, certain officers and employees. These modifications, which largely resulted from the Company's restructuring plan, included acceleration of vesting and extension of expiration terms at the Company's discretion. At the time of modification, the exercise prices of the options were in excess of the then- current market price and accordingly this action did not result in compensation expense for the Company.

      Also during 1998, the Company canceled 150,000 options held by non-employees with option prices in excess of the then-current market price of the Company's stock. The Company then reissued an equivalent number of options to these non- employees at the then-current market price and extended certain expiration terms, and recorded the related compensation expense of $71,000. An additional $195,000 was recorded in unearned compensation, and is being amortized over the remaining vesting periods.

RIGHTS

   The Company has granted officers, consultants, and employees rights to receive an aggregate of 826,800 shares of Common Stock for services or other consideration. During 1998, 80,000 rights were exercised while none were granted. No rights were granted or exercised during 1999 or 1997. At December 31, 1999, no rights to receive shares of Common Stock remained outstanding.

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

RESTRICTED COMMON STOCK

   During 1998, the Company granted 130,000 shares of Restricted Common Stock to 26 officers of the Company. Of these shares, 41,250 shares have been canceled due to the service requirement not being met. The shares, which are restricted as to sale or transfer until vesting, will vest on January 1, 2003. The related net compensation expense of $2,751,000 is being recognized ratably over the vesting period, based on the difference between the exercise price and market value of the stock on the measurement date.

EMPLOYEE STOCK PURCHASE PLAN

   The Company has an Employee Stock Purchase Plan ("ESPP") whereby eligible employees may purchase shares of Common Stock at 85% of the lower of the fair market value on the first day of a two year offering period or the last day of each six month exercise period. Employees may authorize the Company to withhold compensation during any offering period, subject to certain limitations. During 1997, the ESPP was amended to increase the maximum number of shares of the Company's Common Stock that employees may acquire under this plan to 1,500,000 shares. During 1999, 1998 and 1997, the ESPP purchased approximately 378,000, 386,000 and 372,000 shares, respectively, of the Company's Common Stock. As of December 31, 1999, 195,000 shares were reserved for future issuance and will be purchased on the January 31, 2000 exercise period, resulting in the termination of the ESPP.

      In May 1999, the Company's shareholders approved a new ESPP(the "1999 ESPP") with substantially the same terms as the ESPP. There are 2,000,000 shares reserved for issuance under the 1999 ESPP. This plan will be effective February 1, 2000 upon the termination of the ESPP.

COMPENSATION EXPENSE

   During 1999, 1998, and 1997, the Company recorded $1,370,000, $2,321,000 and
   $2,041,000, respectively, in compensation expense for Restricted Common Stock and certain options to purchase shares of Common Stock granted to employees, officers and consultants of the Company. The valuation of options granted to non-employees is estimated using the Black-Scholes option pricing model.

      Unearned compensation has been charged for the value of options granted to both employees and non-employees on the measurement date based on the valuation methods described above. These amounts are amortized over the vesting period. The unamortized portion of unearned compensation is shown as a reduction of shareholders' equity in the accompanying consolidated balance sheet.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA DISCLOSURES

   If the Company had elected to recognize compensation expense based upon the fair value at the grant date for employee awards under these plans, the Company's net income (loss) and earnings (loss) per share would be changed to the pro forma amounts indicated below:

  (in thousands, except                    Year ended December 31,
     per share data)                   1999        1998        1997
  ------------------------------------------------------------------------------
  Net income (loss):
    As reported                     $ 55,322    ($26,564)   $ 132,704
    Pro forma                       $ 34,422    ($46,847)   $ 124,978
  Earnings (loss) per
    common share:
    As reported
      Basic                         $   0.79      ($0.38)   $    1.94
      Diluted                       $   0.78      ($0.38)   $    1.85
    Pro forma
      Basic                         $   0.49      ($0.67)   $    1.83
      Diluted                       $   0.48      ($0.67)   $    1.77
  ==============================================================================

      The pro forma amounts reflected above may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense as the options vest and additional options may be granted in future years. The fair value of employee stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 1999, 1998, and 1997, respectively:

                                                   Year ended December 31,
                                               1999         1998          1997
  ------------------------------------------------------------------------------
  Dividend yield                                  1.4%        1.9%          0.9%
  Expected volatility                            45.6%       42.0%         31.5%
  Risk free interest rates                 5.36%-6.24%  4.66-4.72%    5.64-5.89%
  Expected lives                            3-4 years    3-6 years     3-6 years
  ==============================================================================

      The weighted-average grant-date fair value of options granted during 1999 was $3.57 per share. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of grants under the Company's employee stock-based compensation plans.

NOTE 9
EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

   The Company has a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all employees who satisfy the age and service requirements under the 401(k) Plan. Each participant may elect to contribute up to 10% of annual compensation, up to the maximum permitted under federal law, and the Company is obligated to contribute annually an amount equal to 100% of the participant's contribution up to 6% of that participant's annual compensation. Employees contributed to the 401(k) Plan $5,486,000, $5,601,000 and $5,384,000 in 1999, 1998 and 1997,
   respectively. In accordance with the provisions of the 401(k) Plan, the Company matched employee contributions in the amount of $4,510,000, $4,673,000 and $4,495,000 during 1999, 1998 and 1997, respectively.
   Additionally, the Company can make discretionary contributions based on the profitability of the Company. For the year ended December 31, 1999, the Company recorded compensation expense for discretionary contributions of $3,605,000. No discretionary contributions were made for the years ended December 31, 1998 and 1997.

      The Company also has an unfunded, nonqualified deferred compensation plan. The plan allows officers, certain other employees and directors of the Company to defer all or part of their compensation, to be paid to the participants or their designated beneficiaries upon retirement, death or separation from the Company. For the years ended December 31, 1999, 1998 and 1997, the total participant deferrals, which are reflected in long-term liabilities, were $997,000, $908,000 and $1,166,000, respectively. Included in other income during 1999 were net proceeds from an insurance policy related to the deferred compensation plan of $3,622,000.


NOTE 10
INCOME TAXES
--------------------------------------------------------------------------------

   The Company's income (loss) before income tax provision (benefit) was subject to taxes in the following jurisdictions for the following periods:


  (in thousands)                               Year ended December 31,
                                       1999             1998             1997
  ------------------------------------------------------------------------------
  Domestic                         $  75,799        ($ 34,555)       $ 212,453
  Foreign                              9,698           (4,344)           1,312
  ------------------------------------------------------------------------------
                                   $  85,497        ($ 38,899)       $ 213,765
  ==============================================================================

The provision (benefit) for income taxes is as follows:

(in thousands)                              Year ended December 31,
                                               1999         1998         1997
--------------------------------------------------------------------------------
Current tax provision (benefit):

  United States                            $ 14,779     $ 21,345     $ 66,462
  State                                       2,774        2,296       12,419
  Foreign                                     3,044          250        1,150
Deferred tax expense (benefit):
  United States                               8,956      (31,173)       1,042
  State                                       1,162       (4,847)          50
  Foreign                                      (540)        (206)         (62)
--------------------------------------------------------------------------------
Income tax provision (benefit)             $ 30,175     ($12,335)    $ 81,061
================================================================================

      During 1999, 1998 and 1997, the Company recognized certain tax benefits related to stock option plans in the amount of $2,377,000, $3,068,000 and $29,786,000 respectively. Such benefits were recorded as a reduction of income taxes payable and an increase in additional paid-in capital.

      Significant components of the Company's deferred tax assets and liabilities as of December 31, 1999 and 1998 are as follows:


(in thousands)                                                December 31,
                                                           1999          1998
--------------------------------------------------------------------------------
Deferred tax assets:
Reserves and allowances                                $ 28,052      $ 36,229
Depreciation and amortization                            16,601         7,963
Deferred compensation                                     4,678         3,100
Effect of inventory overhead adjustment                   1,977         4,062
Compensatory stock options and rights                     2,573         2,327
Foreign net operating loss carryforwards                    798         1,074
Other                                                     2,773         3,979
Restructuring charges
   Long-lived asset impairment                            1,740         1,755
   Rental/lease arrangements                                557         5,472
   Estimated losses on assets held
   for disposal                                                         4,335
   Capital loss carryforward                                829           685
   Other                                                                   52
Tax credit carryforwards                                  2,827
--------------------------------------------------------------------------------
Total deferred tax assets                                63,405        71,033
Valuation allowance for deferred
   tax assets                                            (4,190)       (1,759)
--------------------------------------------------------------------------------
Deferred tax assets, net of valuation
   allowance                                             59,215        69,274
Deferred tax liabilities:
State taxes, net of federal income
   tax benefit                                           (2,128)       (2,608)
-------------------------------------------------------------------------------
Net deferred tax assets                                $ 57,087      $ 66,666
===============================================================================

      At December 31, 1999, the Company had tax credit carry-forwards primarily relating to state investment tax credits which have expiration dates beginning with December 31, 2006.

      A valuation allowance has been established due to the uncertainty of realizing certain tax credits, carryforwards, and a portion of other deferred tax assets. The valuation allowance was increased by $2,431,000 during 1999, of which $2,073,000 was attributable to state research and investment tax credits. Based on management's assessment, it is more likely than not that all the net deferred tax assets will be realized through future earnings or implementation of tax planning strategies.

      A reconciliation of income taxes computed by applying the statutory U.S. income tax rate to the Company's income (loss) before income taxes to the income tax provision (benefit) is as follows:

  (in thousands)                                    Year ended December 31,
                                                  1999        1998        1997
  ------------------------------------------------------------------------------
  Amounts computed at
    statutory U.S. tax rate                    $ 29,924    ($13,615)   $ 74,816
  State income taxes, net
    U.S. tax benefit                              3,046      (1,501)      8,105
  State tax credits, net of
    U.S. tax benefit                             (2,075)
  Nondeductible foreign losses                     (476)      1,226
  Expenses with no tax benefit                      814       1,064
  Nondeductible capital losses                      130         588
  Foreign sales corporation
    tax benefits                                 (1,471)       (236)     (2,519)
  Nontaxable insurance proceeds                  (1,408)
  Change in tax valuation allowance               2,431
  Other                                            (740)        139         659
  ------------------------------------------------------------------------------
  Income tax provision (benefit)               $ 30,175    ($12,335)   $ 81,061
  ==============================================================================

      U.S. tax return examinations have been completed for the years through 1994. Management believes adequate provisions for income tax have been recorded for all years.

NOTE 11
COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

   The Company and its subsidiaries, incident to their business activities, are parties to a number of legal proceedings, lawsuits and other claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance, or the financial impact with respect to these matters as of December 31, 1999. However, management believes that the final resolution of these matters, individually and in the aggregate, will not have a material adverse effect upon the Company's annual consolidated financial position, results of operations or cash flows.

      The Company leases certain warehouse, distribution and office facilities, as well as office and manufacturing equipment under operating leases. Lease terms range from one to 10 years with options to renew at varying terms. Callaway Golf Ball Company has guaranteed the residual value of equipment leased pursuant to an operating lease which is subject to renewal. The residual value guarantee, which approximates estimated fair market value of the equipment at each option period, is reduced over time. Commitments for minimum lease payments under non- cancelable operating leases having initial or remaining non-cancelable terms in excess of one year as of December 31, 1999 are as follows:

  (in thousands)
  ------------------------------------------------------------------------------
  2000                                                                 $11,128
  2001                                                                   9,755
  2002                                                                   6,612
  2003                                                                   1,972
  2004                                                                   1,904
  Thereafter                                                             7,926
  ------------------------------------------------------------------------------
                                                                       $39,297
  ==============================================================================

      Future minimum lease payments have not been reduced by future minimum sublease rentals of $2,207,000 under an operating lease. At December 31, 1999, the Company is contingently liable for $6,563,000 through February 2003 under an operating lease that was assigned to a third party (Note 12 ). Rent expense for the years ended December 31, 1999, 1998 and 1997 was $2,315,000, $17,654,000 and $1,760,000, respectively. Rent expense for 1999 does not include a credit of $6,076,000 related to the reversal of a restructuring reserve for excess lease costs (Note 12). Rent expense for 1998 includes $13,466,000 in excess lease costs related to the Company's restructuring activities (Note 12). The Company had no capital leases at December 31, 1999.

NOTE 12
RESTRUCTURING
--------------------------------------------------------------------------------

   During the fourth quarter of 1998, the Company recorded a restructuring charge of $54,235,000 resulting from a number of cost reduction actions and operational improvements. These actions included: the consolidation of the operations of the Company's wholly-owned subsidiary, Odyssey, into the operations of the Company while maintaining the distinct and separate Odyssey(R) brand; the discontinuation, transfer or suspension of certain initiatives not directly associated with the Company's core business, such as the Company's involvement with interactive golf sites, golf book publishing, new player development and a golf venue in Las Vegas; and the re-sizing of the Company's core business to reflect current and expected business conditions. These initiatives were completed during 1999, with the exception of cash outlays related to the assignment of a lease obligation for a facility in New York City that will continue through July 2000. The restructuring charges (shown below in tabular format) primarily related to:
   1) the elimination of job responsibilities, resulting in costs incurred for employee severance; 2) the decision to exit certain non-core business activities, resulting in losses on disposition of the Company's 80% interest in CGMV (Note 14), a loss on the sale of the business of All-American (Note
   14), as well as excess lease costs; and 3) consolidation of the Company's continuing operations resulting in impairment of assets, losses on disposition of assets and excess lease costs.

      Employee reductions occurred in almost all areas of the Company, including manufacturing, marketing, sales, and administrative areas. At December 31, 1998, the Company had reduced its non-temporary work force by approximately 750 positions. Although substantially all reductions occurred prior to December 31, 1998, a small number of reductions occurred in the first quarter of 1999.

      During the restructuring, the Company consolidated its operations and sold certain of its buildings, which housed a portion of its manufacturing and research and development activities. Other write-downs were recorded during 1998 for idle assets, assets whose manner of use had changed significantly and equipment replaced as a result of capital improvements. The impaired assets included buildings, building improvements, and machinery and equipment used in certain of the Company's manufacturing and research and development activities.

      The projected future cash flows from these assets were less than the carrying values of the assets. The carrying values of the assets held for sale and the assets to be held and used were reduced to their estimated fair values based on independent appraisals of selling values and values of similar assets sold, less costs to sell. In 1998, the Company recorded losses from impairment of assets of $12,634,000, which were recorded as restructuring costs. The Company completed the dispositions in 1999. At December 31, 1998, subsequent to the write-down for impairments, the carrying amount of the assets held for disposal and assets to be held and used was $13,678,000 and $4,582,000, respectively. The Company continued to depreciate the assets that were held and used but did not further depreciate the assets held for disposition. The effect on depreciation for the year ended December 31, 1999 did not materially impact the Company's results of operations and management does not expect this effect to materially impact future results of operations.

Details of the one-time charge are as follows (in thousands):

                                                                                                 Reserve                   Reserve
                                                                Cash/     One-Time               Balance                   Balance
                                                               Non-Cash    Charge   Activity   at 12/31/98   Activity(1) at 12/31/99
------------------------------------------------------------------------------------------------------------------------------------
ELIMINATION OF JOB RESPONSIBILITIES                                       $11,664   $ 8,473    $ 3,191       $ 3,191
  Severance packages                                           Cash        11,603     8,412      3,191         3,191
  Other                                                        Non-cash        61        61

EXITING CERTAIN NON-CORE BUSINESS ACTIVITIES                              $28,788   $12,015    $16,773       $15,394       $ 1,379
  Loss on disposition of subsidiaries                          Non-cash    13,072    10,341      2,731         2,731(2)
  Excess lease costs                                           Cash        12,660       146     12,514        11,135         1,379
  Contract cancellation fees                                   Cash         2,700     1,504      1,196         1,196
  Other                                                        Cash           356        24        332           332

CONSOLIDATION OF OPERATIONS                                               $13,783   $ 2,846    $10,937       $10,937
  Loss on impairment/disposition of assets                     Non-cash    12,364     2,730      9,634         9,634(3)
  Excess lease costs                                           Cash           806         4        802           802(4)
  Other                                                        Cash           613       112        501           501
  ==================================================================================================================================

  (1) Includes reversal of reserve totaling $8,609,000, as actual amounts differed from estimates. Significant reversals are noted below in (2) through(4)

  (2) Includes reversal of $6,076,000 of reserve due to the assignment of lease obligation at terms significantly more favorable than estimated at the establishment of the reserve.

  (3) Includes reversal of $1,470,000 of reserve related to disposition of two buildings at higher sales prices than estimated. (4) Includes reversal of $491,000 of reserve due to the sublease of a facility at terms more favorable than estimated at the establishment of the reserve.

      During 1999, the Company incurred charges of $1,295,000 on the disposition of building improvements eliminated during the consolidation of manufacturing operations, as well as other charges of $671,000. These charges did not meet the criteria for accrual in 1998. Additionally, the Company incurred charges of $749,000 related to asset dispositions and other restructuring activities for which reserves were not established in 1998. Future cash outlays are anticipated to be completed by July 2000.

NOTE 13
LITIGATION SETTLEMENT
--------------------------------------------------------------------------------

   In 1997, the Company settled a lawsuit brought against it and certain officers of the Company by a former officer of the Company with the payment of $12,000,000.

      The Company filed suit against certain of its insurers and an insurance agent seeking coverage for the costs of defending and settling the above lawsuit (the "coverage litigation"). The insurers and the insurance agent settled with the Company in 1998 for an amount that was not material. This settlement was recorded in general and administrative expenses as a reduction of legal fees.

NOTE 14
AQUISITIONS AND REORGANIZATIONS
--------------------------------------------------------------------------------

   During 1999, the Company acquired distribution rights and substantially all of the assets from its distributor in Ireland for $810,000. Also in 1999, the Company merged its subsidiary, Callaway Golf Europe, S.A., with another of its subsidiaries, Callaway Golf Europe, Ltd. and now operates in France through a satellite office. During 1998, the Company acquired distribution rights and substantially all of the assets from its distributors in Korea, Canada, France, Belgium, Norway and Denmark, as well as the remaining 20% interest in Callaway Golf Trading GmbH (Note 16), the results of which are consolidated in the results of Callaway Golf (Germany) GmbH. The aggregate purchase price for these transactions was $27,229,000, excluding the assumption and subsequent retirement of short-term debt obligations of $10,373,000. The excess of the purchase price over net assets acquired of $20,935,000 was allocated to goodwill and is being amortized over estimated useful lives of three to 10 years. These acquisitions, along with the acquisition of the remaining 80% interest in All-American (discussed below) are not considered significant business combinations. Accordingly, pro forma financial information is not presented.

      In May 1998, the Company acquired for $4,526,000 the remaining 80% interest in All-American, which operates a nine-hole golf course, performance center, training facility and driving range located in Las Vegas, Nevada. On December 30, 1998, as part of its business plan to discontinue certain non-core business activities, the Company sold the business of All-American in exchange for barter trade credits, which were recorded at the fair market value of the asset exchanged. The Company recorded a loss on the disposition of this business of $10,341,000 in December 1998 (Note 12).

      On August 8, 1997, the Company consummated its acquisition of substantially all of the assets and certain liabilities of Odyssey Sports, Inc., by its wholly-owned subsidiary, Odyssey, subject to certain adjustments as of the time of closing. Odyssey's results of operations have been included in the Company's consolidated results of operations since August 8, 1997. Odyssey manufactured and marketed the Odyssey(R) line of putters and wedges with Stronomic(R) and Lyconite(R) face inserts. During 1998, as part of its restructuring plan, the operations of Odyssey were consolidated into that of the Company, while maintaining the distinct and separate Odyssey(R) brand. In 1999, Odyssey was dissolved as a corporate entity and as a subsidiary.

      The cost to acquire substantially all of the assets and certain liabilities of Odyssey Sports, Inc., including professional fees directly related to the acquisition, was approximately $129,256,000 and has been accounted for using the purchase method of accounting. Amounts allocated to trade name, trademark, trade dress and goodwill are being amortized on the straight-line basis over 40 years. The amounts allocated to the process patent and covenant not to compete are being amortized on the straight- line basis over 16 and three years, respectively.

      The following unaudited pro forma net sales, net income and earnings per share data for the year ended December 31, 1997 are based on the respective historical financial statements of the Company and Odyssey Sports, Inc. The pro forma data presented for the year ended December 31, 1997 combines the results of operations of the Company for the year ended December 31, 1997 with the results of operations of Odyssey Sports, Inc. for the ten months ended August 7, 1997 and the results of Odyssey for the two months ended September 30, 1997 and assumes that the acquisition of substantially all of the assets and certain liabilities of Odyssey Sports, Inc. occurred on January 1, 1997.

      The pro forma financial data presented are not necessarily indicative of the Company's results of operations that might have occurred had the transaction been completed at the beginning of the period specified, and do not purport to represent what the Company's consolidated results of operations might be for any future period.

   (in thousands, except per share data)                     Year Ended
                                                             December 31,
                                                                1997
                                                             (unaudited)
  ----------------------------------------------------------------------
  Net sales                                                   $884,840
  ----------------------------------------------------------------------
  Net income                                                  $134,512
  ----------------------------------------------------------------------
  Earnings per common share:
    Basic                                                     $   1.97
    Diluted                                                   $   1.88
  ======================================================================

NOTE 15
SEGMENT INFORMATION
--------------------------------------------------------------------------------

   The Company's operating segments are organized on the basis of products and include golf clubs and golf balls. The Golf Clubs segment consists of Callaway Golf(R) titanium and stainless steel metal woods and irons, Callaway Golf(R) and Odyssey(R) putters and wedges, and sales of related accessories. The Golf Balls segment consists of golf balls that are designed and manufactured, and will be marketed and distributed by the Company's wholly-owned subsidiary, Callaway Golf Ball Company. All Other segments, including interactive golf sites, golf book publishing, new player development and a driving range venture, are aggregated as they do not meet requirements for separate disclosure set forth in SFAS No. 131. In accordance with its restructuring plan, the Company is no longer pursuing these initiatives (Note 12). There are no significant intersegment transactions. The table below contains information utilized by management to evaluate its operating segments.

  (in thousands)
  1999                                                      Golf Clubs     Golf Balls     All Other    Consolidated
  -----------------------------------------------------------------------------------------------------------------
  Net sales                                                 $ 714,471                                  $ 714,471
  Income (loss) before tax                                    123,922     ($ 38,425)                      85,497
  Interest income                                               5,463                                      5,463
  Interest expense                                             (2,222)       (1,372)                      (3,594)
  Depreciation and amortization                                36,151         3,726                       39,877
  Additions to long-lived assets                               10,210        46,912(1)                    57,122
  =================================================================================================================
  1998                                                      Golf Clubs    Golf Balls      All Other    Consolidated
  -----------------------------------------------------------------------------------------------------------------
  Net sales                                                 $ 697,621                                  $ 697,621
  Income (loss) before tax                                      9,182     ($ 22,426)      ($ 25,655)     (38,899)
  Interest income                                               1,564                             7        1,571
  Interest expense                                             (2,252)                         (419)      (2,671)
  Depreciation and amortization                                34,121         1,072             692       35,885
  Additions to long-lived assets                               39,854        47,721(1)        1,408       88,983
  =================================================================================================================
  1997                                                      Golf Clubs    Golf Balls      All Other    Consolidated
  -----------------------------------------------------------------------------------------------------------------
  Net sales                                                 $ 842,927                                  $ 842,927
  Income (loss) before tax                                    222,771     ($  9,013)      $       7      213,765
  Interest income                                               4,703                                      4,703
  Interest expense                                                (10)                                       (10)
  Depreciation and amortization                                19,219            84             105       19,408
  Additions to long-lived assets                              166,461        10,263             823      177,547
  =================================================================================================================

   (1) Includes an aggregate of $50,000,000 converted to an operating lease in 1999 (Note 4).

      The Company markets its products domestically and internationally, with its principal international markets being Asia and Europe. The table below contains information about the geographical areas in which the Company operates. Revenues are attributed to the location to which the product was shipped. Long-lived assets are based on location of domicile.

      The Company, through a distribution agreement, had appointed Sumitomo as the sole distributor of Callaway Golf(R) clubs in Japan. The distribution agreement, which began in February 1993 and ended on December 31, 1999, required Sumitomo to purchase specified minimum quantities. In 1999, 1998, and 1997, sales to Sumitomo accounted for 7%, 8% and 10%, respectively, of the Company's net sales. In the fourth quarter of 1999, the Company successfully completed negotiations with Sumitomo to provide a smooth transition of its business. As a result of this transition agreement, the Company recorded a net charge of $8.6 million in the fourth quarter of 1999 for buying certain current inventory, payments for non-current inventory and other transition expenses, including foreign currency transaction losses. Odyssey(R) brand products are sold through the Company's wholly-owned Japanese subsidiary, Callaway Golf K.K., and beginning January 1, 2000, Callaway Golf(R) brand products also will be sold through this subsidiary.

  (In thousands)
  1999                                           Sales       Long-Lived Assets
  ------------------------------------------------------------------------------
  United States                                $414,136         $241,241
  Europe                                        115,673           14,027
  Japan                                          55,928            2,634
  Rest of Asia                                   73,121              974
  Other foreign countries                        55,613            3,481
  ------------------------------------------------------------------------------
      Total                                    $714,471         $262,357
  ==============================================================================
  1998                                           Sales       Long-Lived Assets
  ------------------------------------------------------------------------------
  United States                                $437,627         $277,611
  Europe                                        116,354           17,789
  Japan                                          61,460              857
  Rest of Asia                                   34,189            1,194
  Other foreign countries                        47,991            3,122
  ------------------------------------------------------------------------------
      Total                                    $697,621         $300,573
  ==============================================================================
  1997                                           Sales       Long-Lived Assets
  ------------------------------------------------------------------------------
  United States                                $547,256         $250,548
  Europe                                        108,659            4,035
  Japan                                          84,634               61
  Rest of Asia                                   54,029
  Other foreign countries                        48,349
  ------------------------------------------------------------------------------
      Total                                    $842,927         $254,644
  ==============================================================================

NOTE 16
TRANSACTIONS WITH RELATED PARTIES
--------------------------------------------------------------------------------

   During 1998, the Company entered into an agreement with Callaway Editions, Inc. to form CGMV, a limited liability company that was owned 80% by the Company and 20% by Callaway Editions, Inc. ("Callaway Editions"). Callaway Editions is a publishing and media company which is owned 9% by Ely Callaway, Chairman and Chief Executive Officer of the Company, and 81% by his son, Nicholas Callaway. CGMV was formed to produce print and other media products that relate to the game of golf. Pursuant to the agreement, the Company agreed to loan CGMV up to $20,000,000 for working capital, subject to CGMV's achievement of certain milestones to the satisfaction of the Company in its sole discretion. Also pursuant to the agreement, CGMV was obligated to pay an annual management fee of $450,000 to Callaway Editions. In conjunction with the Company's restructuring plan, the Company committed to sell or assign its interest in CGMV to Callaway Editions. Accordingly, the Company recorded a charge in operations to December 1998 based on the December 31, 1998 book value of CGMV (Note 12).

      During 1999, the Company forgave the existing loan balance from CGMV of approximately $2,142,000, sold its interest to Callaway Editions for a nominal amount and paid $1,000,000 as consideration for release from its obligation to loan CGMV up to $20,000,000. These transactions did not result in a charge in 1999, as they were adequately accrued in the 1998 restructuring reserve (Note 12).

      In December 1998, the Company purchased the remaining 20% interest in Callaway Golf Trading GmbH, the Company's former German distributor, for $6,766,000. The purchase price was in the form of a note payable bearing interest at 7%, due in June 1999 to the seller, who is an officer of a wholly-owned subsidiary of Company. The note payable was included in accounts payable and accrued expenses at December 31, 1998 and was paid in February 1999.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                                                             [LOGO APPEARS HERE]


To the Board of Directors and Shareholders of Callaway Golf Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders'equity present fairly, in all material respects, the financial position of Callaway Golf Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP
San Diego, California
January 26, 2000

                SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)           Fiscal Year 1999 Quarters
                                           1st        2nd        3rd        4th       Total
  ----------------------------------------------------------------------------------------------
  Net sales                             $185,744    $229,708    $183,335    $115,684    $714,471
  Gross profit                          $ 83,520    $108,664    $ 89,896    $ 55,986    $338,066
  Net income                            $ 12,823    $ 24,771    $ 17,572    $    156    $ 55,322

  Earnings per common share*
    Basic                               $   0.18    $   0.35    $   0.25    $   0.00    $   0.79
    Diluted                             $   0.18    $   0.35    $   0.25    $   0.00    $   0.78
  ==============================================================================================

                                                       Fiscal Year 1998 Quarters
                                          1st         2nd         3rd         4th        Total
  ----------------------------------------------------------------------------------------------
  Net sales                           $ 176,908   $ 233,251   $ 172,944   $ 114,518    $ 697,621
  Gross profit                        $  83,705   $ 108,790   $  83,085   $  20,434    $ 296,014
  Net income(loss)                    $  11,160   $  21,137   $   5,836   ($ 64,697)   ($ 26,564)

  Earnings(loss) per common share*
    Basic                             $    0.16   $    0.30   $    0.08   ($   0.93)   ($   0.38)
    Diluted                           $    0.16   $    0.30   $    0.08   ($   0.93)   ($   0.38)
  ==============================================================================================

  * Earnings per share is computed individually for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.


            MARKET FOR COMMON SHARES AND RELATED SHAREHOLDER MATTERS

   The Company's Common Shares are traded on the New York Stock Exchange (NYSE). The Company's symbol for its Common Shares is "ELY."

      As of March 6, 2000, the approximate number of holders of record of the Company's Common Stock was 9,415.

                            STOCK PRICE INFORMATION

                                             Year ended December 31,
                                       1999                      1998
  ------------------------------------------------------------------------------
  Period:                     High     Low   Dividend    High     Low   Dividend
  ------------------------------------------------------------------------------
  First Quarter             $11.44   $10.00    $0.07    $33.25   $26.50    $0.07
  Second Quarter            $16.69   $12.19    $0.07    $29.44   $17.94    $0.07
  Third Quarter             $14.63   $ 9.31    $0.07    $20.50   $ 9.56    $0.07
  Fourth Quarter            $18.00   $11.69    $0.07    $13.56   $ 9.81    $0.07
  ==============================================================================