Form 10-K405, Exhibit 13
period 2000-12-31
CALLAWAY GOLF CO /CA
filed 2001-03-30
CIK 837465

                                                                    EXHIBIT 13.1


FINANCIAL CONTENTS

Selected Financial Data .........................................    12
Management's Discussion and Analysis of Financial
   Condition and Results of Operations ..........................    13
Consolidated Balance Sheet ......................................    24
Consolidated Statement of Operations ............................    25
Consolidated Statement of Cash Flows ............................    26
Consolidated Statement of Shareholders' Equity ..................    27
Notes to Consolidated Financial Statements ......................    28
Report of Independent Accountants ...............................    42
Summarized Quarterly Financial Data (Unaudited) .................    43
Market for Common Shares and Related Shareholder Matters ........    43


Financials


                            Callaway Golf Company 11

SELECTED FINANCIAL DATA(1)


(in thousands, except per share data)                                             Year ended December 31,
                                                              ---------------------------------------------------------------
                                                                2000          1999        1998          1997          1996
                                                              ---------     --------    --------      --------      --------
Statement of Operations Data:
Net sales                                                     $ 837,627     $719,038    $703,060      $848,941      $683,536
Cost of goods sold                                              440,119      384,265     410,341       408,345       323,364
                                                              ---------     --------    --------      --------      --------
   Gross profit                                                 397,508      334,773     292,719       440,596       360,172
Selling, general and administrative expenses                    240,874      221,043     241,775       189,109       154,190
Research and development costs                                   34,579       34,002      36,848        30,298        16,154
Restructuring costs (Note 14)                                                 (5,894)     54,235
Sumitomo transition costs (Note 16)                                            5,713
Litigation settlement                                                                                    12,000
                                                              ---------     --------    --------      ---------     ---------
   Income (loss) from operations                                122,055       79,909     (40,139)       209,189       189,828
Interest and other income, net (Note 11)                          8,791        9,182       3,911          4,586         5,804
Interest expense                                                 (1,524)      (3,594)     (2,671)           (10)          (37)
                                                              ---------     --------    --------      ---------     ---------
   Income (loss) before income taxes and cumulative effect
      of accounting change                                      129,322       85,497     (38,899)       213,765       195,595
Income tax provision (benefit)                                   47,366       30,175     (12,335)        81,061        73,258
                                                              ---------     --------    --------      ---------     ---------
   Income before cumulative effect of accounting change          81,956       55,322     (26,564)       132,704       122,337
   Cumulative effect of accounting change                          (957)
                                                              ---------     --------    --------      ---------     ---------
   Net income (loss)                                          $  80,999     $ 55,322    $(26,564)     $ 132,704     $ 122,337
                                                              ---------     --------    --------      ---------     ---------
Earnings (loss) per common share:
   Basic
      Income before cumulative effect of accounting change    $    1.17     $   0.79    $  (0.38)     $    1.94     $    1.83
      Cumulative effect of accounting change                      (0.01)
                                                              ---------     --------    --------      ---------     ---------
      Net income                                              $    1.16     $   0.79    $  (0.38)     $    1.94     $    1.83
                                                              =========     ========    ========      =========     =========
   Diluted
      Income before cumulative effect of accounting change    $    1.14     $   0.78    $  (0.38)     $    1.85     $    1.73
      Cumulative effect of accounting change                      (0.01)
                                                              ---------     --------    --------      ---------     ---------
      Net income                                              $    1.13     $   0.78    $  (0.38)     $    1.85     $    1.73
                                                              =========     ========    ========      =========     =========
Dividends paid per share                                      $    0.28     $   0.28    $   0.28      $    0.28     $    0.24
                                                              =========     ========    ========      =========     =========

(in thousands)                                                   December 31,
                                  ------------------------------------------------------------------------
                                    2000            1999            1998            1997            1996
                                  --------        --------        --------        --------        --------
Balance Sheet Data:
Cash and cash equivalents         $102,596        $112,602        $ 45,618        $ 26,204        $108,457
Working capital                   $233,163        $205,198        $139,598        $209,402        $250,461
Total assets                      $630,934        $616,783        $655,827        $561,714        $428,428
Long-term liabilities             $  9,884        $ 11,575        $ 18,723        $  7,905        $  5,109
Total shareholders' equity        $511,744        $499,934        $453,096        $481,425        $362,267


(1) Shipping revenues and expenses have been reclassified in accordance with Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Revenues and Costs." See accompanying Notes to Consolidated Financial Statements.


                            Callaway Golf Company 12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS


Years Ended December 31, 2000 and 1999


For the year ended December 31, 2000, net sales increased $118.6 million, or 16%, to $837.6 million from $719.0 million in the prior year. The increase is attributable to an increase in sales of irons, golf balls and other products, including putters and accessories, partially offset by a decrease in sales of metal woods. The increase in sales of irons of 40% to $310.2 million represents an increase in both unit and dollar sales and is primarily attributable to sales of Great Big Bertha(R) Hawk Eye(R) Tungsten Injected(TM) Titanium Irons, which were not sold in significant quantities during 1999. Also contributing to the increase in sales of irons were sales of Big Bertha(R) Steelhead(TM) X-14(R) Stainless Steel Irons, which were introduced in January 2000, and which generated higher revenues during 2000 than its predecessor, Big Bertha(R) Steelhead(TM) X-12(R) Stainless Steel Irons, did in 1999. This increase includes sales of $34.0 million of its Rule 35(R) golf balls during 2000. This product was not sold during 1999. The overall decrease in sales of metal woods of 3% to $416.2 million represents a decrease in both unit and dollar sales of titanium and non-current metal woods, partially offset by an increase in unit and dollar sales of stainless steel metal woods. The overall decrease in sales of metal woods is primarily attributable to sales of non-current products during 1999, which did not occur in significant quantities during the comparable period of 2000, and to a decrease in sales of Great Big Bertha(R) Hawk Eye(R) Titanium Metal Woods during 2000 as compared with 1999, the year in which they were introduced. However, sales of ERC(TM) Forged Titanium Drivers, which began shipping in significant quantities in the second quarter of 2000, and initial shipments of the Company's newly-introduced ERC II(TM) Forged Titanium Drivers and Big Bertha(R) Hawk Eye(R) VFT(TM) Titanium Metal Woods, which began shipping in limited quantities in December 2000, partially offset the decrease in sales of titanium metal woods. Also partially offsetting the decrease in sales of titanium metal woods was an increase in sales of stainless steel metal woods attributable to the January 2000 introduction of Big Bertha(R) Steelhead Plus(TM) Stainless Steel Metal Woods, which generated higher revenue in 2000 than their predecessor, Big Bertha(R) Steelhead(TM) Stainless Steel Metal Woods, did in 1999.


        Net sales reflect the effect of a reclassification of shipping revenues from selling expenses. This reclassification, which added $5.5 million to net sales in 2000 and $4.6 million in 1999 was required by Emerging Issues Task Force Issue No. 00-10 ("EITF 00-10"), and did not result in a change in the Company's earnings or earnings per share for any period.


        During 2000, sales increased in all regions as compared with 1999. Sales in the United States increased 8% to $451.2 million and sales in Europe also increased 9% to $125.5 million. Sales in Japan increased 118% to $122.0 million largely because the Company now sells directly to customers rather than through a distributor, as in prior years. Sales in the rest of Asia increased 13% to $82.3 million and sales in the rest of the world increased 1% to $56.5 million.


        For the year ended December 31, 2000, cost of goods sold increased to $440.1 million from $384.3 million in 1999, and as a percentage of net sales remained constant at 53%. These amounts reflect the reclassification of shipping expense from "selling" expense that resulted from the application of EITF 00-10. This reclassification added $11.2 million to cost of goods sold during 2000 and $7.9 million in 1999. Cost of goods sold was adversely affected in 2000 by costs associated with manufacturing the Company's new golf balls, primarily from low plant utilization and production yields. This effect was offset by improvements in cost of goods sold attributable to golf club products. As a percentage of net sales, cost of goods sold for golf club products improved to 49% in 2000 from 53% in 1999. This improvement is attributable to reductions in manufacturing labor and overhead expenses, a favorable product sales mix primarily related to sales of ERC(TM) Forged Titanium Drivers and the negative effect that close-out sales at substantially reduced prices during 1999 had on that period's cost of goods sold as a percentage of net sales.


        Selling expense in 2000 increased to $170.5 million from $128.6 million in 1999, and as a percentage of net sales increased to 20% from 18%. These amounts include the reclassification of shipping revenue and expense, which were previously recorded in "selling" expense. The effect of this reclassification reduced selling expense by $5.7 million in 2000 and $3.3 million in 1999. The overall increase in selling expense was primarily attributable to incremental expenses associated with the launch of the Company's Rule 35(R) golf balls and with expanded golf club sales activity in the Company's Japanese subsidiary. Prior to 2000, Callaway Golf products were sold in Japan through a third party distributor. Expenses related to product endorsement also contributed to the increase.


        General and administrative expense decreased to $70.3 million in 2000 from $92.5 million in 1999, and as a percentage of net sales decreased to 8% from 13%. This decrease is primarily attributable to the shifting of costs associated with the Company's golf ball pre-production period from general and administrative expense in 1999 to cost of goods sold in 2000, as these costs were


                            Callaway Golf Company 13
related to production of golf balls in 2000. Also contributing to the decrease were reductions in legal and consulting fees and in depreciation expense. The overall decrease was partially offset by an increase in bad debt expense associated with the write-off of uncollectible accounts.


        Research and development expense was $34.6 million in 2000 as compared with $34.0 million in 1999, and as a percentage of net sales decreased to 4% from 5%. The nominal increase was primarily attributable to an increase in employee compensation and benefits.


        Interest and other income decreased to $8.8 million in 2000 from $9.2 million in 1999. This decrease is primarily attributable to the 1999 receipt of insurance proceeds related to the Company's deferred compensation plan. This decrease was partially offset by an increase in royalty income, a decrease in foreign currency transaction losses, and an increase in interest income associated with higher average cash balances in 2000 as compared with 1999.


        Interest expense decreased to $1.5 million in 2000 from $3.6 million in 1999, as 1999 reflects interest expense associated with debt balances on the Company's line of credit, interim finance agreement for pre-lease financing advances for the acquisition and installation costs of machinery and equipment, and accounts receivable securitization facilities. The line of credit and accounts receivable securitization facilities were not utilized in 2000 and the interim finance agreement was terminated in 1999.


        During 2000, the Company recorded a provision for income taxes of $47.4 million and recognized a decrease in deferred taxes of $4.4 million. During 2000, the Company realized $6.8 million in tax benefits related to the exercise of stock options. The provision for income tax as a percentage of income before taxes was 37% in 2000 as compared with 35% in 1999. The Company's effective tax rate for 2000 reflects a benefit from the consolidation of Callaway Golf Ball Company with the Company.


        The Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101") in the fourth quarter of 2000 with an effective date of January 1, 2000. SAB No. 101 summarizes the SEC's Division of Corporation Finance Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. As a result of the adoption of SAB No. 101, the Company recognized a cumulative effect adjustment of $1.0 million in the Consolidated Statement of Operations for the year ended December 31, 2000.


Years Ended December 31, 1999 and 1998


For the year ended December 31, 1999, net sales increased 2%, to $719.0 million from $703.1 million in the prior year. The increase is attributable to an increase in sales of metal woods, particularly titanium metal woods, partially offset by a decrease in sales of irons and by sales of non-current product, through a managed close-out process, at substantially reduced prices. The increase in metal woods sales of $39.1 million (10%) is largely attributable to the January 1999 introduction of Great Big Bertha(R) Hawk Eye(R) Titanium Metal Woods and increases in sales of Big Bertha(R) Steelhead(TM) Metal Woods, which were introduced in August 1998. Sales of irons decreased $7.8 million, primarily as a result of a $27.6 million decrease in sales of Big Bertha(R) Steelhead(TM) X-12(R) Irons, which were introduced in January 1998, partially offset by sales from the August 1999 introduction of Great Big Bertha(R) Hawk Eye(R) Tungsten Injected(TM) Titanium Irons of $27.7 million. Sales of Odyssey(R) and Callaway Golf(R) putters decreased $7.5 million (14%). Sales of other products decreased $6.9 million (30%). Also included in 1999 net sales were $56.6 million in sales of non-current product, most of which were sold at close-out prices.


        Net sales reflect the effect of a reclassification of shipping revenues from "selling" expenses. This reclassification, which added $4.6 million to net sales in 1999 and $5.4 million in 1998, was required by EITF 00-10, and did not result in a change in the Company's earnings or earnings per share for either period.


        In terms of net sales by region, sales in the United States decreased 5% to $418.4 million for the year ended December 31, 1999. Net sales in Japan decreased 9% to $55.9 million, as net purchases by the Company's distributor declined in anticipation of the transition of distribution of Callaway Golf(R) products from it to the Company's wholly-owned Japanese subsidiary. Net sales to Europe decreased 1% to $115.7 million and net sales to the rest of Asia and the rest of the world increased 114% and 16%, respectively, to $73.1 million and $55.9 million, respectively. Sales to the rest of Asia increased in 1999 over 1998 due largely to the economic recovery of the Korean market in 1999 and the introduction of higher-margin products in Korea during 1999. The Company does not expect that revenue in Korea will continue to increase at a rate comparable to 1999.


        For the year ended December 31, 1999, cost of goods sold improved to $384.3 million from $410.3 million in the prior year, and as a percentage of net sales, improved to 53% from 58%. These amounts include the reclassification of shipping expense from "selling" expense that resulted from the application of EITF 00-10. This reclassification added $7.9 million to cost of goods sold during 1999 and $8.7 million in 1998. The decrease in cost of goods sold is primarily due to lower obsolescence charges in 1999 versus a $30.0 million excess inventory charge recorded in the


                            Callaway Golf Company 14
fourth quarter of 1998, and an increase in sales of metal woods. However, cost of goods sold was unfavorably affected by price reductions and the sales of non-current products through the Company's managed close-out program and an increase in distribution costs associated with the Company's foreign subsidiaries.


        Selling expenses decreased to $128.6 million in 1999 from $143.7 million in the prior year. As a percentage of net sales, selling expenses decreased to 18% from 20%. These amounts reflect the reclassification of shipping revenue and expense, which were previously recorded in "selling" expense. The effect of this reclassification reduced selling expense by $3.3 million in 1999 and 1998. The decrease in selling expense is primarily attributable to planned reductions in advertising, pro tour and other promotional expenses, partially offset by an increase in employee compensation.


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


        Restructuring income primarily relates to the reversal of a restructuring reserve recorded in 1998 for a lease obligation in New York City that was subsequently assigned to a third party. See Note 14 to the Consolidated Financial Statements for a discussion of this and other restructuring transactions.


        Sumitomo Rubber Industries Ltd. ("Sumitomo") transition costs represent payments for non-current product which were associated with the transition of the distribution of Callaway Golf(R) products from Sumitomo to the Company. See
Note 16 to the Consolidated Financial Statements for a discussion of this transaction.


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


        Interest expense increased to $3.6 million in 1999 from $2.7 million in 1998. This increase is largely related to interest on the Company's interim finance agreement for pre-lease financing advances for the acquisition and installation costs of machinery and equipment. Also contributing to the increase was an increase in interest expense related to the Company's line of credit and accounts receivable securitization facilities associated with higher interest and yield rates and related fees.


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


LIQUIDITY AND CAPITAL RESOURCES


At December 31, 2000, cash and cash equivalents decreased to $102.6 million from $112.6 million at December 31, 1999. The decrease is the result of cash used in financing activities of $70.5 million and cash used in investing activities of $28.6 million, partially offset by cash provided by operating activities of $91.1 million. Cash flows used in financing activities are primarily attributable to the acquisition of 4.8 million shares of the Company's Common Stock and to dividends paid, partially offset by cash flows from the issuance of Common Stock in connection with stock option exercises. Cash flows used in investing activities are primarily attributable to capital expenditures. Cash flows provided by operating activities reflect increases in accounts payable and accrued expenses, accrued warranty expense and income taxes payable, partially offset by increases in accounts receivable and inventory.


        The Company's principal source of liquidity, both on a short-term and long-term basis, has been cash flow provided by operations and the Company's credit facilities. The Company currently expects this trend to continue. The Company has a revolving credit facility for up to $120.0 million (the "Amended Credit Agreement") and an $80.0 million accounts receivable securitization facility (the "Accounts Receivable Facility") (see Notes 4 and 5 to the Consolidated Financial Statements). During 2000, the Company did not utilize either its Accounts Receivable Facility or


                            Callaway Golf Company 15
its line of credit under the Amended Credit Agreement. At December 31, 2000, the Company had $117.3 million available, net of outstanding letters of credit, under the Amended Credit Agreement, subject to meeting certain availability requirements under a borrowing base formula and other limitations. In addition, at December 31, 2000, there were no advances under the Accounts Receivable Facility, leaving up to $80.0 million available under this facility.


        In May 2000, the Company announced that its Board of Directors authorized it to repurchase its Common Stock in the open market or in private transactions, subject to the Company's assessment of market conditions and buying opportunities from time to time, up to a maximum cost to the Company of $100.0 million. The Company began its repurchase program in May 2000 and through December 31, 2000 has spent $80.5 million to repurchase 4.8 million shares of its Common Stock at an average cost of $16.71 per share. Pursuant to the authority granted in May 2000, the Company may purchase up to $19.5 million in additional shares. If the Company continues to repurchase its Common Stock under this program and/or under any future programs, the Company's liquidity would decrease.

        As a result of the implementation of its plan to improve operating efficiencies (see "Restructuring" below), the Company incurred charges of $54.2 million in the fourth quarter of 1998. Of these charges, $25.5 million were estimated to be non-cash. Since the adoption of this restructuring plan in the fourth quarter of 1998, the Company has made cash outlays for employee termination costs, contract cancellation fees, excess lease costs and other expenses totaling $20.2 million, of which $1.4 million occurred in 2000. A portion of certain restructuring reserves totaling $8.6 million was reversed during 1999. At December 31, 2000, the Company had a contingent liability that expires in February 2003 of $5.6 million relating to a facility in New York City (see Note 13 to the Consolidated Financial Statements).


        Although the Company's golf club operations are mature and historically have generated cash from operations, the Company's golf ball operations completed the first year of operations in 2000 and to date have not generated cash flows sufficient to fund these operations. The Company does not expect that its golf ball operations will generate sufficient cash to fund these operations in the next 12 months. However, based upon its current operating plan, analysis of its consolidated financial position and projected future results of operations, the Company believes that its operating cashflows, together with its credit facilities, will be sufficient to finance current operating requirements, including planned capital expenditures and purchase commitments. There can be no assurance, however, that future industry specific or other developments, general economic trends or other matters, will not adversely affect the Company's operations or its ability to meeting its future cash requirements (see "Certain Factors Affecting Callaway Golf Company" below).


RESTRUCTURING


During the fourth quarter of 1998, the Company recorded a restructuring charge of $54.2 million resulting from a number of cost reduction actions and operational improvements. These actions included the consolidation of the operations of the Company's wholly-owned subsidiary, Odyssey Golf, Inc. ("Odyssey"), into the operations of the Company while maintaining the distinct and separate Odyssey(R) brand image; the discontinuation, transfer or suspension of certain initiatives not directly associated with the Company's core business, such as the Company's involvement with interactive golf sites, golf book publishing, new player development and a golf venue in Las Vegas; and the re-sizing of the Company's core business to reflect current and expected business conditions. The restructuring charges primarily related to: 1) the elimination of job responsibilities, resulting in costs incurred for employee severance; 2) the decision to exit certain non-core business activities, resulting in losses on disposition of assets, as well as excess lease costs; and
3) consolidation of the Company's continuing operations resulting in impairment of assets, losses on disposition of assets and excess lease costs. During 1999, the Company completed its restructuring initiatives. At December 31, 2000, there was no remaining reserve balance. The decrease in the reserve balance since December 31, 1999 of $1.4 million represents cash paid for excess lease costs for a facility in New York City. The Company also has a contingent liability related to this facility (see Notes 13 and 14 to the Consolidated Financial Statements).


CERTAIN FACTORS AFFECTING CALLAWAY GOLF COMPANY


The financial statements included in this report and related discussion report and analyze the Company's financial performance and condition for the periods indicated. For the most part, this information is historical. The Company's prior results, however, are not necessarily indicative of the Company's future performance or financial condition. The Company therefore has included the following discussion of certain factors which could affect the Company's future performance or financial condition. These factors could cause the Company's future performance or financial


                            Callaway Golf Company 16
condition to differ materially from its prior performance or financial condition or from management's expectations or estimates of the Company's future performance or financial condition. These factors, among others, should be considered in assessing the Company's future prospects and prior to making an investment decision with respect to the Company's stock.


Adverse Global Economic Conditions


The Company sells golf clubs, golf balls and golf accessories. These products are recreational in nature and are therefore discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases of golf products during favorable economic conditions. An adverse change in economic conditions in the United States or in the Company's international markets (which represent almost half of the Company's total sales), or even a decrease in consumer confidence as a result of anticipated adverse changes in economic conditions, could cause consumers to forgo or to postpone purchasing new golf products. Such forgone or postponed purchases could have a material adverse affect upon the Company.


Growth Opportunities


Golf Clubs. In order for the Company to grow significantly its sales of golf clubs, the Company must either increase its share of the market for golf clubs or the market for golf clubs must grow. The Company already has a significant share of the worldwide premium golf club market and therefore opportunities for additional market share may be limited. Furthermore, the Company believes that since 1997 the overall worldwide premium golf club market has generally not experienced substantial growth in dollar volume from year to year. There is no assurance that the overall dollar volume of the worldwide premium golf club market will grow, or that it will not decline, in the future. The Company's future club sales growth therefore may be limited unless there is growth in the worldwide premium golf club market.


Golf Balls. The Company only began selling its golf balls in February 2000 and therefore it does not have as significant of a market share as it does in the club business. Although opportunities exist for additional market share in the golf ball market, such market share is currently held by some well-established and well-financed competitors. There is no assurance that the Company will be able to increase its market share in this very competitive golf ball market. If the Company is unable to obtain additional market share, its golf ball sales growth may be limited.


Golf Ball Costs


The cost of entering the golf ball business has been higher than the Company first anticipated. Much of these higher costs are attributable to higher than expected production costs as a result of yield and other ramp-up issues. To date, the development of the Company's golf ball business has had a significant negative impact on the Company's cash flows, financial position and results of operations. Although the Company believes it generally has resolved these issues, there is no assurance that the Company will be able to achieve the sales or production efficiencies necessary to make its golf ball business profitable. Until the golf ball business becomes profitable, the Company's results of operations, cash flows and financial position will continue to be negatively affected.


Manufacturing Capacity


The Company plans its manufacturing capacity based upon the forecasted demand for its products. Actual demand for such products may exceed or be less than forecasted demand. The Company's unique product designs often require sophisticated manufacturing techniques, which can require significant start-up expenses and/or limit the Company's ability to quickly expand its manufacturing capacity to meet the full demand for its products. If the Company is unable to produce sufficient quantities of new products in time to fulfill actual demand, especially during the Company's traditionally busy season, it could limit the Company's sales and adversely affect its financial performance. On the other hand, the Company invests in manufacturing capacity and commits to components and other manufacturing inputs for varying periods of time, which can limit the Company's ability to quickly react if actual demand is less than forecast. As in 1998, this could result in less than optimum capacity usage and/or in excess inventories and related obsolescence charges that could adversely affect the Company's financial performance. In addition, if the Company were to experience delays, difficulties or increased costs in its production of golf clubs or golf balls, including production of new products needed to replace current products, the Company's future golf club or golf ball sales could be adversely affected.


Dependence on Energy Resources


The Company's golf club and golf ball manufacturing facilities use, among other resources, significant quantities of electricity to operate. The State of California is currently experiencing a severe shortage of electricity. The shortage may worsen during the summer months when demand for electricity is at its peak. Many companies in California have experienced periods of black-outs during


                            Callaway Golf Company 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


which electricity was not available. Although the Company has not yet experienced any such black-outs, the Company expects that it will experience some black-out periods. If the black-out periods are significant, the Company will experience significant disruptions in its manufacturing operations as the Company would be unable to manufacture any product during such black-out periods. Any extended or recurring disruptions could have a material adverse affect upon the Company.


        Furthermore, the shortage of electricity is also resulting in increased prices for electricity. The Company has tried to mitigate fluctuations in electricity prices by entering into long-term contracts at fixed rates. The Company's current contract expires this summer and the Company is currently negotiating a new contract. The Company expects that the new contracted rate will be higher than its current rate. If the Company is unable to enter into a new contract for a reasonable rate, the Company's expenses for electricity could increase significantly. Such an increase could have a significant adverse affect upon the Company's cost of goods sold and results of operations.


        In addition to electricity, the Company also uses natural gas to run the golf club and golf ball manufacturing facilities. There is currently a shortage of natural gas which has caused prices to increase significantly. The Company expects this shortage to continue at least through the cold weather months when demand for gas is greatest. Although the Company does not expect any interruptions in its supply of natural gas, if the prices continue to increase, such increased prices could have a significant adverse affect upon the Company's cost of goods sold and results of operations.


Dependence on Certain Vendors and Materials


The Company is dependent on a limited number of suppliers for its clubheads and shafts, some of which are single-sourced. In addition, some of the Company's products require specifically developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. The Company believes that suitable clubheads and shafts could be obtained from other manufacturers in the event its regular suppliers are unable to provide components. However, any significant production delay or disruption caused by the inability of current suppliers to deliver or the transition to other suppliers could have a material adverse impact on the Company's results of operations. The Company is also single-sourced or dependent on a limited number of suppliers for the materials it uses to make its golf balls. Many of the materials, including the golf ball cover, are customized for the Company. Any delay or interruption in such supplies could have a material adverse impact upon the Company's golf ball business. If the Company did experience any such delays or interruptions, there is no assurance that the Company would be able to find adequate alternative suppliers at a reasonable cost or without significant disruption to its business.


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


Competition


Golf Clubs. The worldwide market for premium golf clubs is highly competitive, and is served by a number of well-established and well-financed companies with recognized brand names, as well as new companies with popular products. New product introductions, price reductions and "close-outs" by competitors continue to generate increased market competition. While the Company believes that its products and its marketing efforts continue to be competitive, there can be no assurance that successful marketing activities by competitors will not negatively impact the Company's future sales.


Golf Balls. The premium golf ball business is also highly competitive, and may be becoming even more competitive. There are a number of well-established and well-financed competitors, including one competitor with an estimated market share in excess of 50% of the premium golf ball business. There are also several recent entrants into the golf ball business, including Nike. Many of these competitors have introduced or will introduce golf ball designs that directly compete with the Company's products.


                            Callaway Golf Company 18

The Company will need to penetrate the market share held by existing competitors while competing with the other new entrants in order for its golf ball business to be successful. There can be no assurance that the Company's golf balls will obtain the market acceptance necessary to be commercially successful.


Market Acceptance of Products


A golf manufacturer's ability to compete is in part dependent upon its ability to satisfy the various subjective requirements of golfers, including a golf club's and golf ball's look and "feel," and the level of acceptance that a golf club and ball has among professional and recreational golfers. The subjective preferences of golf club and ball purchasers may be subject to rapid and unanticipated changes. There can be no assurance as to how long the Company's golf clubs and balls will maintain market acceptance and therefore no assurance that the demand for the Company's products will permit the Company to experience growth in sales, or maintain historical levels of sales, in the future.


New Product Introduction


The Company believes that the introduction of new, innovative golf clubs and golf balls is important to its future success. The Company faces certain risks associated with such a strategy. For example, in the golf industry, new models and basic design changes in golf equipment are frequently met with consumer rejection. In addition, prior successful designs may be rendered obsolete within a relatively short period of time as new products are introduced into the marketplace. Further, any new products that retail at a lower price than prior products may negatively impact the Company's revenues unless unit sales increase.


        The Company's new products have tended to incorporate significant innovations in design and manufacture, which have often resulted in higher prices for the Company's products relative to other products in the marketplace. For example, the Company's Rule 35(R) golf balls are premium golf balls and there are many lower priced non-premium golf balls sold by others. There can be no assurance that a significant percentage of the public will always be willing to pay such premium prices for golf equipment or that the Company will be able to continue to design and manufacture premium products that achieve market acceptance in the future.


        The rapid introduction of new golf club or golf ball products by the Company could result in close-outs of existing inventories at both the wholesale and retail levels. Such close-outs can result in reduced margins on the sale of older products, as well as reduced sales of new products, given the availability of older products at lower prices. The Company experienced some of these effects in 1999 with respect to golf clubs and could experience similar effects in future years as the Company from time to time introduces new golf club or golf ball products or misjudges demand.


        It previously was the Company's practice to announce its new product line at the beginning of each calendar year. The Company recently departed from that practice and now announces its new product line in the fourth quarter to allow retailers to plan better. Such early announcements of new products could cause golfers, and therefore the Company's customers, to defer purchasing additional golf equipment until the Company's new products are available. Such deferments could have a material adverse effect upon sales of the Company's current products and/or result in close-out sales at reduced prices.


Conformance with Rules of Golf


New golf club and golf ball products generally seek to satisfy the standards established by the United States Golf Association ("USGA") and the Royal and Ancient Golf Club of St. Andrews ("R&A") because these standards are generally followed by golfers within their respective jurisdictions. The USGA rules are generally followed in the United States, Canada and Mexico and the R&A rules are generally followed in most other countries throughout the world.


        Currently, the Rules of Golf as published by the R&A and the USGA are virtually the same except with respect to the regulation of "driving clubs." In 1998, the USGA adopted a so-called "spring-like effect test" that limits the coefficient of restitution ("COR") of drivers. The R&A has announced that it does not believe that such a limitation is needed or in the best interests of the game of golf, and has not adopted such a test or other performance limitation on drivers.


        Some countries, such as Japan and Canada, have local golf associations that exert some control over the game of golf within their jurisdictions. The Royal Canadian Golf Association ("RCGA") has announced that it will generally follow the USGA with respect to equipment rules. So far, no other local organization within the R&A's general jurisdiction has deviated from the R&A's position with respect to equipment rules.


        Currently, all of the Company's products are believed to be "conforming" under the Rules of Golf as published by the R&A. In addition, all of the Company's products with the exception of the Company's ERC II(TM) Forged Titanium Driver (together with its predecessor, the ERC(TM) Forged Titanium Driver, the "ERC(TM) Drivers"), are


                            Callaway Golf Company 19
believed to be "conforming" under the Rules of Golf as published by the USGA and RCGA. Although the ERC(TM) Drivers conform to all existing R&A equipment rules, and most existing USGA and RCGA equipment rules, they do not conform to the USGA's so-called "spring-like effect" test protocol. There is no assurance that new designs will satisfy USGA and/or R&A standards, or that existing USGA and/or R&A standards will not be altered in ways that adversely affect the sales of the Company's products.


        On October 18, 2000, the Company announced that it intended to sell its ERC II(TM) Forged Titanium Driver in the U.S. despite the fact that it has been ruled to be non-conforming by the USGA. On December 8, 2000, the USGA announced that scores in rounds played with clubs that do not conform to USGA rules, such as the ERC II(TM) Forged Titanium Driver, may not be posted for USGA handicap purposes. To the Company's knowledge, it is the first large, premium brand golf equipment company to sell non-conforming equipment in the U.S. By undertaking this approach, the Company hopes to expand participation in the game of golf in the United States--the source of approximately 55% of the Company's revenues--by making the game more enjoyable and accessible for more people, including those people who play the game primarily for fun, enjoyment and recreation.


        While the Company believes that this is the best strategy for the Company and its shareholders, and one that is good for the game of golf as well, the strategy is not without risk. It is possible that a significant number of U.S. retailers may decline to carry a non-conforming product such as the ERC II(TM) Driver. It is also possible that a significant number of U.S. golfers may decide that they do not wish to purchase a driver that may not be used in competitions in the U.S. played subject to the USGA's rules or that may not be used for handicap purposes. Retailer and/or consumer backlash against the introduction of a non-conforming product may injure sales of other, conforming products, or otherwise damage the brand. These negative effects, if they materialize, could materially reduce U.S. sales of ERC II(TM) Drivers and other products in 2001 and in future years, and could even negatively affect in a material way the strength of the brand and the Company's business overseas despite the fact that the ERC II(TM) Driver fully conforms with the R&A's Rules. On the other hand, if the Company is correct in its belief that there are a large number of American golfers who do not play in tournaments subject to the USGA's Rules and are prepared to purchase an exceptional non-conforming driver for use in recreational play, and/or the Company's strategy is successful over time in attracting more people to the game of golf in the U.S., then the beneficial effects could be significant.


Golf Professional Endorsements


The Company establishes relationships with professional golfers in order to evaluate and promote Callaway Golf(R) and Odyssey(R) branded products. The Company has entered into endorsement arrangements with members of the various professional tours, including the Senior PGA Tour, the PGA Tour, the LPGA Tour, the PGA European Tour, the Japan Golf Tour and the buy.com Tour. While most professional golfers fulfill their contractual obligations, some have been known to stop using a sponsor's products despite contractual commitments. If certain of the Company's professional endorsers were to stop using the Company's products contrary to their endorsement agreements, the Company's business could be adversely affected in a material way by the negative publicity.


Golf Clubs. Many professional golfers throughout the world use the Company's golf clubs even though they are not contractually bound to do so and do not grant any endorsement to the Company. The Company previously created cash pools that rewarded such usage. In 2001, the Company is discontinuing these pools, as it believes it is better to allocate these resources to other tour programs. In addition, many other companies are aggressively seeking the patronage of these professionals, and are offering many inducements, including specially designed products and significant cash rewards. In the past, the Company has experienced an exceptional level of club usage on the world's major professional tours, and the Company has heavily advertised that fact. The Company's lack of cash inducements for non-staff golfers could result in a decrease in usage of the Company's clubs by professional golfers. While it is not clear to what extent professional usage contributes to retail sales, it is possible that a decline in the level of professional usage of the Company's products could have a material adverse effect on the Company's sales and business.


Golf Balls. Many golf ball manufacturers, including the leading U.S. manufacturer of premium golf balls, have focused a great deal of their marketing efforts on promoting the fact that tour professionals use their balls. Some of these golf ball competitors spend large amounts of money to secure professional endorsements, and the market leader has obtained a very high degree of tour penetration. While almost all of the Company's staff professionals, as well as other professionals who are not on the Company's staff, have decided to use the Company's golf balls in play, there is no assurance they will continue to do so. Furthermore, there are many other professionals who are already under contract with other golf ball manufacturers or who, for other reasons, may not


                            Callaway Golf Company 20
choose to play the Company's golf ball products. The Company does not plan to match the endorsement spending levels of the leading manufacturer, and will instead rely more heavily upon the performance of the ball and other factors to attract professionals to the product. In the future the Company may or may not increase its tour spending in support of its golf ball. It is not clear to what extent use by professionals is important to the commercial success of the Company's golf balls, but it is possible that the results of the Company's golf ball business could be significantly affected by its success or lack of success in securing acceptance on the professional tours.


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


        An increasing number of the Company's competitors have, like the Company itself, sought to obtain patent, trademark, copyright or other protection of their proprietary rights and designs for golf clubs and golf balls. From time to time others have or may contact the Company to claim that they have proprietary rights that have been infringed by the Company and/or its products. The Company evaluates any such claims and, where appropriate, has obtained or sought to obtain licenses or other business arrangements. To date, there have been no interruptions in the Company's business as a result of any claims of infringement. No assurance can be given, however, that the Company will not be adversely affected in the future by the assertion of intellectual property rights belonging to others. This effect could include alteration or withdrawal of existing products and delayed introduction of new products.


        Various patents have been issued to the Company's competitors in the golf ball industry. As the Company develops its golf ball products, it attempts to avoid infringing valid patents or other intellectual property rights. Despite these attempts, it cannot be guaranteed that competitors will not assert and/or a court will not find that the Company's golf balls infringe certain patent or other rights of competitors. If the Company's golf balls are found to infringe on protected technology, there is no assurance that the Company would be able to obtain a license to use such technology, and it could incur substantial costs to redesign them and/or defend legal actions.


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


Seasonality and Adverse Weather Conditions


In the golf club and golf ball industries, sales to retailers are generally seasonal due to lower demand in the retail market during cold weather months. The Company's golf club business has generally experienced these seasonal fluctuations and the Company expects this to continue generally for both its golf club and golf ball businesses. Furthermore, unusual or severe weather conditions generally result in less golf rounds played, which generally results in less demand for golf clubs and golf balls. Consequently, sustained adverse weather conditions, especially during the warm weather months, could materially affect the Company's sales.


Product Returns


Golf Clubs. The Company supports all of its golf clubs with a limited two year written warranty. Since the Company does not rely upon traditional designs in the development of its golf clubs, its products may be more likely to develop unanticipated problems than those of many of its competitors that use traditional designs. For example, clubs have been returned with cracked clubheads, broken graphite shafts and loose medallions. While any breakage or warranty problems are deemed significant to the Company, the incidence of clubs returned to date has not been material in relation to the volume of clubs that have been sold.


        The Company monitors the level and nature of any golf club breakage and, where appropriate, seeks to incorporate design and production changes to assure its customers of the highest quality available in the market. Significant increases in the incidence of breakage or other product problems may adversely affect the Company's sales and image with golfers. While the Company


                            Callaway Golf Company 21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


believes that it has sufficient reserves for warranty claims, there can be no assurance that these reserves will be sufficient if the Company were to experience an unusually high incidence of breakage or other product problems.


Golf Balls. The Company has not experienced significant returns of defective golf balls, and in light of the quality control procedures implemented in the production of its golf balls, the Company does not expect a significant amount of defective ball returns. How-ever, if future returns of defective golf balls were significant, it could have a material adverse effect upon the Company's golf ball business.


"Gray Market" Distribution


Some quantities of the Company's products find their way to unapproved outlets or distribution channels. This "gray market" for the Company's products can undermine authorized retailers and foreign wholesale distributors who promote and support the Company's products, and can injure the Company's image in the minds of its customers and consumers. On the other hand, stopping such commerce could result in a potential decrease in sales to those customers who are selling Callaway Golf(R) products to unauthorized distributors and/or an increase in sales returns over historical levels. For example, the Company experienced a decline in sales in the U.S. in 1998, and believes the decline was due, in part, to a decline in "gray market" shipments to Asia and Europe. While the Company has taken some lawful steps to limit commerce in its products in the "gray market" in both the U.S. and abroad, it has not stopped such commerce.


International Distribution


The Company's management believes that controlling the distribution of its products in certain major markets in the world has been and will be an element in the future growth and success of the Company. The Company has reorganized a substantial portion of its international operations, including the acquisition of distribution rights in certain key countries in Europe, Asia and North America. These efforts have resulted and will continue to result in additional investments in inventory, accounts receivable, employees, corporate infrastructure and facilities. The integration of foreign distribution into the Company's international sales operations will continue to require the dedication of management and other Company resources. The integration of foreign distribution also could result in disruptions in the distribution of the Company's products in some areas. There can be no assurance that the acquisition and integration of the Company's foreign distribution channels will be successful, and the Company's attempts to do so may adversely affect the Company's business. Additionally, the Company's plan to integrate foreign distribution increases the Company's exposure to fluctuations in exchange rates for various foreign currencies which could result in losses and, in turn, could adversely impact the Company's results of operations. There can be no assurance that the Company will be able to mitigate this exposure in the future through its management of foreign currency transactions.


Credit Risk


The Company primarily sells its products to golf equipment retailers, directly and through wholly-owned domestic and foreign subsidiaries, and to foreign distributors. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from these customers. Historically, the Company's bad debt expense has been low. However, a downturn in the retail golf equipment market, like the one experienced in 1998 and 1999, primarily in the U.S., could result in increased delinquent or uncollectible accounts for some of the Company's significant customers. In addition, as the Company integrates its foreign distribution its exposure to credit risks increases as it no longer sells to a few wholesalers but rather directly to many retailers. A failure of a significant portion of the Company's customers to meet their obligations to the Company would adversely impact the Company's performance and financial condition.


Information Systems


Many of the countries in which the Company sells its products are Member States of the Economic and Monetary Union ("EMU"). Beginning January 1, 1999, Member States of the EMU have the option of trading in either their local currencies or the euro, the official currency of EMU participating Member States. Parties are free to choose the unit they prefer in contractual relationships until 2002 when their local currencies will be phased out. The current version of the Company's enterprise-wide business system does not support transactions denominated in euro. The Company is in the process of upgrading its business systems to support transactions denominated in euro. The Company intends to enable the euro functionality of its upgraded system no later than the end of its third quarter in 2001. Until such time as the upgrade has occurred and the euro functionality has been enabled, transactions denominated in euro will be processed manually. To date, the Company has not experienced, and does not anticipate in the


                            Callaway Golf Company 22
near future, a large demand from its customers to transact in euro. Additionally, the Company does not believe that it will incur material costs specifically associated with manually processing data or preparing its business systems to operate in either the transitional period or beyond. However, there can be no assurance that the conversion of EMU Member States to euro will not have a material adverse effect on the Company and its operations.


Market Risk


The Company is exposed to the impact of foreign currency fluctuations due to its international operations and certain export sales. The Company is exposed to both transactional currency/functional currency and functional currency/reporting currency exchange rate risks. The Company's foreign currency exposures include most European currencies, Japanese yen, Canadian dollars and Korean won. In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in the value of foreign currencies. Pursuant to its foreign exchange hedging policy, the Company may use forward foreign currency exchange rate contracts to hedge certain firm commitments and the related receivables and payables. Foreign currency derivatives are used only to the extent considered necessary to meet the Company's objectives and the Company does not enter into forward contracts for speculative purposes. During 2000, the Company entered into such contracts on behalf of three of its wholly-owned subsidiaries, Callaway Golf Europe Ltd., Callaway Golf K.K. and Callaway Golf Canada Ltd. The Company also hedged certain euro-denominated accounts receivable in 2000. Also pursuant to its foreign exchange hedging policy, in the fourth quarter of 2000, the Company began hedging anticipated intercompany sales of inventory denominated in foreign currencies using forward foreign currency exchange rate contracts. The effect of these practices is to minimize variability in the Company's operating results arising from foreign exchange rate movements. These foreign exchange contracts generally do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the transactions being hedged, and the Company does not engage in hedging contracts which exceed the amounts of these transactions.


       Additionally, the Company is exposed to interest rate risk from its Accounts Receivable Facility and Amended Credit Agreement (see Notes 4 and 5 to the Company's Consolidated Financial Statements) which are indexed to the London Interbank Offering Rate and Redwood Receivables Corporation Commercial Paper Rate. No amounts were advanced or outstanding under these facilities at December 31, 2000.


       Sensitivity analysis is the measurement of potential loss in future earnings of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates or foreign currency values. The Company used a sensitivity analysis model to quantify the estimated potential effect of unfavorable movements of 10% in foreign currencies to which the Company was exposed at December 31, 2000 through its derivative financial instruments.


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


       At December 31, 2000, the estimated maximum one-day loss in earnings from the Company's foreign-currency derivative financial instruments, calculated using the sensitivity analysis model described above, is $13.9 million attributable to hedges of anticipated intercompany sales and $0.9 million attributable to hedges of balance sheet exposures. The Company believes that such a hypothetical loss from its derivatives would be offset by increases in the value of the underlying transactions being hedged.


       Notes 4 and 5 to the Consolidated Financial Statements outline the principal amounts, if any, and other terms required to evaluate the expected cash flows and sensitivity to interest rate changes.


                            Callaway Golf Company 23

CONSOLIDATED BALANCE SHEET

(in thousands, except share and per share data)                                          December 31,
                                                                                    2000             1999
============================================================================================================
ASSETS
Current assets:
         Cash and cash equivalents                                                $ 102,596       $ 112,602
         Accounts receivable, net                                                    58,836          54,252
         Inventories, net                                                           133,962          97,938
         Deferred taxes                                                              29,354          32,558
         Other current assets                                                        17,721          13,122
------------------------------------------------------------------------------------------------------------

            Total current assets                                                    342,469         310,472

Property, plant and equipment, net                                                  134,712         142,214
Intangible assets, net                                                              112,824         120,143
Other assets                                                                         40,929          43,954
------------------------------------------------------------------------------------------------------------
                                                                                  $ 630,934       $ 616,783
============================================================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
         Accounts payable and accrued expenses                                    $  44,173       $  46,664
         Accrued employee compensation and benefits                                  22,574          21,126
         Accrued warranty expense                                                    39,363          36,105
         Accrued restructuring costs                                                                  1,379
         Income taxes payable                                                         3,196
------------------------------------------------------------------------------------------------------------
            Total current liabilities                                               109,306         105,274

Long-term liabilities:
         Deferred compensation                                                        9,884          11,575

Commitments and contingencies (Note 13)

Shareholders' equity:
         Preferred Stock, $.01 par value, 3,000,000 shares authorized, none issued and outstanding at December 31, 2000 and 1999
         Common Stock, $.01 par value, 240,000,000 shares authorized,
            78,958,963 and 76,302,196 issued December 31, 2000 and 1999                 790             763
         Paid-in capital                                                            347,765         307,329
         Unearned compensation                                                       (1,214)         (2,784)
         Retained earnings                                                          349,681         288,090
         Accumulated other comprehensive income                                      (6,096)            280
         Less:  Grantor Stock Trust (5,300,000  shares at December 31, 2000
            and 1999) at market (Note 8)                                            (98,713)        (93,744)
------------------------------------------------------------------------------------------------------------
                                                                                    592,213         499,934
         Less:  Common Stock held in treasury, at cost, 4,815,241  shares at
            December 31, 2000  and none at December 31, 1999                        (80,469)
------------------------------------------------------------------------------------------------------------
               Total shareholders' equity                                           511,744         499,934
------------------------------------------------------------------------------------------------------------
                                                                                  $ 630,934       $ 616,783
============================================================================================================


The accompanying notes are an integral part of these financial statements.

                            Callaway Golf Company 24

CONSOLIDATED STATEMENT OF OPERATIONS


(in thousands, except per share data)                                         Year ended December 31,
                                                    ----------------------------------------------------------------------------
                                                             2000                        1999                       1998
                                                    --------------------        --------------------       ---------------------
Net sales                                           $837,627        100%        $719,038        100%       $703,060         100%
Cost of goods sold                                   440,119         53%         384,265         53%        410,341          58%
                                                    --------       ----         --------       ----        --------         ---
   Gross profit                                      397,508         47%         334,773         47%        292,719          42%

Selling expenses                                     170,541         20%         128,565         18%        143,727          20%
General and administrative expenses                   70,333          8%          92,478         13%         98,048          14%
Research and development costs                        34,579          4%          34,002          5%         36,848           5%
Restructuring costs (Note 14)                                                     (5,894)        (1%)        54,235           8%
Sumitomo transition costs (Note 16)                                                5,713          1%
                                                    --------       ----         --------       ----        --------         ---
   Income (loss) from operations                     122,055         15%          79,909         11%        (40,139)         (6%)
Interest and other income, net (Note 11)               8,791                       9,182                      3,911
Interest expense                                      (1,524)                     (3,594)                    (2,671)
                                                    --------       ----         --------       ----        --------         ---
Income (loss) before income taxes and cumulative
   effect of accounting change                       129,322         16%          85,497         12%        (38,899)         (6%)
Income tax provision (benefit)                        47,366                      30,175                    (12,335)
                                                    --------       ----         --------       ----        --------         ---
Income before cumulative effect of accounting
   change                                             81,956                      55,322                    (26,564)
Cumulative effect of accounting change                  (957)
                                                    --------       ----         --------       ----        --------         ---
   Net income (loss)                                $ 80,999         10%        $ 55,322          8%      $ (26,564)         (4%)
                                                    ========       ====         ========       =====      =========         ===


Earnings (loss) per common share:
   Basic
       Income before cumulative effect of
          accounting change                         $   1.17                    $   0.79                  $   (0.38)
       Cumulative effect of accounting change          (0.01)
                                                    --------                    --------                  ---------
                                                    $   1.16                    $   0.79                  $   (0.38)
                                                    ========                    ========                  =========
   Diluted
       Income before cumulative effect of
           accounting change                        $   1.14                    $   0.78                  $   (0.38)
       Cumulative effect of accounting change          (0.01)
                                                    --------                    --------                   --------
                                                    $   1.13                    $   0.78                  $   (0.38)
                                                    ========                    ========                  =========
Common equivalent shares:
   Basic                                              69,946                      70,397                     69,463
   Diluted                                            71,412                      71,214                     69,463
                                                    --------                    --------                   --------


The accompanying notes are an integral part of these financial statements.


                            Callaway Golf Company 25

CONSOLIDATED STATEMENT OF CASH FLOWS


(in thousands)                                                                           Year ended December 31,
                                                                               --------------------------------------------
                                                                                 2000              1999             1998
                                                                               ---------         ---------         --------
Cash flows from operating activities:
   Net income (loss)                                                           $  80,999         $  55,322         $(26,564)
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
       Depreciation and amortization                                              40,249            39,877           35,885
       Non-cash compensation                                                       2,157             1,390            2,887
       Tax benefit from exercise of stock options                                  6,806             2,377            3,068
       Net non-cash foreign currency and hedging gains                            (1,410)
       Deferred taxes                                                              4,906             9,971          (36,235)
       Non-cash restructuring costs                                                                 (8,609)          25,497
       Loss on disposal of assets                                                    342               315            1,298

   Changes in assets and liabilities, net of effects from acquisitions:
       Accounts receivable, net                                                   (9,047)           19,690           51,575
       Inventories, net                                                          (39,402)           51,092          (42,665)
       Other assets                                                               (3,074)          (12,966)         (12,149)
       Accounts payable and accrued expenses                                       2,638            12,225           (4,357)
       Accrued employee compensation and benefits                                  1,623             9,875           (3,411)
       Accrued warranty expense                                                    3,258               286            7,760
       Income taxes payable                                                        4,088           (10,001)           9,652
       Accrued restructuring costs                                                (1,379)           (3,476)           7,389
       Deferred compensation                                                      (1,691)            3,969             (299)
       Accrued restructuring costs - long-term                                                      (5,041)          11,117
                                                                               ---------         ---------         --------
   Net cash provided by operating activities                                      91,063           166,296           30,448
                                                                               ---------         ---------         --------
Cash flows from investing activities:
                                                                               ---------         ---------         --------
   Capital expenditures                                                          (28,386)          (56,244)         (67,859)
   Acquisitions, net of cash acquired                                               (444)           (2,389)         (10,672)
   Proceeds from sale of assets                                                      244             5,095            3,417
                                                                               ---------         ---------         --------
   Net cash used in investing activities                                         (28,586)          (53,538)         (75,114)
                                                                               ----------        ----------        ---------
Cash flows from financing activities:
   Net proceeds from line of credit                                                                (70,919)          70,919
   Proceeds from note payable                                                                       35,761           12,971
   Short-term debt retirement                                                                                       (10,373)
   Issuance of Common Stock                                                       28,233             9,009           10,343
   Acquisition of Treasury Stock                                                 (80,469)
   Retirement of Common Stock                                                                                          (917)
   Proceeds from sale-leaseback of equipment                                       1,268
   Dividends paid, net                                                           (19,538)          (19,760)         (19,485)
                                                                               ---------         ---------         --------
Net cash (used in) provided by financing activities                              (70,506)          (45,909)          63,458
                                                                               ---------         ---------         --------
Effect of exchange rate changes on cash                                           (1,977)              135              622
                                                                               ---------         ---------         --------
Net (decrease) increase in cash and cash equivalents                             (10,006)           66,984           19,414
Cash and cash equivalents at beginning of year                                   112,602            45,618           26,204
                                                                               ---------         ---------         --------
Cash and cash equivalents at end of year                                       $ 102,596         $ 112,602         $ 45,618
                                                                               =========         =========         ========
Supplemental disclosures:
   Non-cash financing (Note 4)                                                                   $  48,732
   Cash paid for interest and fees                                             $     805         $   3,637         $  2,162
   Cash paid for income taxes                                                  $  29,245         $  30,670         $  8,165
                                                                               ---------         ---------         --------

The accompanying notes are an integral part of these financial statements.


                            Callaway Golf Company 26

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


(in thousands)                                                                                           Accumulated
                                            Common Stock                                                   Other
                                          ----------------        Paid-in      Unearned     Retained    Comprehensive
                                          Shares    Amount        Capital    Compensation   Earnings       Income
                                          -------   ------       ---------   ------------   ---------   -------------
Balance, December 31, 1997                74,252     $743        $337,403      $(3,575)     $298,728        $(559)
                                          ------     ----        --------      -------      --------      -------
Exercise of stock options                    391        4           4,433
Tax benefit from exercise of
   stock options                                                    3,068
Issuance of Restricted
   Common Stock                              130        1           4,029       (4,030)
Cancellation of Restricted
   Common Stock                              (19)                    (597)         597
Compensatory stock and
   stock options                                                    1,532        1,355
Employee stock purchase plan                 386        4           5,902
Stock retirement                             (45)      (1)           (765)                      (151)
Cash dividends                                                                               (20,969)
Dividends on shares
   held by GST                                                                                 1,484
Adjustment of GST shares to
   market value                                                   (96,990)
Equity adjustment from foreign
   currency translation                                                                                     2,339
Net income                                                                                   (26,564)
                                          ------     ----        --------      -------      --------      -------
Balance, December 31, 1998                75,095      751         258,015       (5,653)      252,528        1,780
                                          ======     ====        ========      =======      ========      =======
Exercise of stock options                    851        8           5,362
Tax benefit from exercise of
   stock options                                                    2,377
Cancellation of Restricted
   Common Stock                              (22)                    (684)         684
Compensatory stock and
   stock options                                                     (795)       2,185
Employee stock purchase plan                 378        4           3,635
Cash dividends                                                                               (21,244)
Dividends on shares
   held by GST                                                                                 1,484
Adjustment of GST shares to
   market value                                                    39,419
Equity adjustment from foreign
   currency translation                                                                                    (1,500)
Net income                                                                                    55,322
                                          ------     ----        --------      -------      --------      -------
Balance, December 31, 1999                76,302      763         307,329       (2,784)      288,090          280
                                          ======     ====        ========      =======      ========      =======
Exercise of stock options                  2,252       23          23,932
Tax benefit from exercise of
   stock options                                                   6,806
Cancellation of Restricted
   Common Stock                               (7)                   (217)          217
Acquisition of Treasury Stock
Compensatory stock and
   stock options                                                     804         1,353
Employee stock purchase plan                 412        4          4,274
Cash dividends                                                                               (21,022)
Dividends on shares
   held by GST                                                                                 1,484
Adjustment of GST shares to
   market  value                                                   4,969
Equity adjustment from foreign
   currency translation                                                                                    (5,422)
Unrealized loss on cash flow
   hedges, net of tax                                                                                        (954)
Other                                                               (132)                        130
Net income                                                                                    80,999
                                          ------     ----        --------      -------      --------      -------
Balance, December 31, 2000                78,959     $790       $347,765       $(1,214)     $349,681      $(6,096)
                                          ======     ====        ========      =======      ========      =======


(in thousands)                                                                                          Current
                                                           Treasury Stock                                Year's
                                                        --------------------                         Comprehensive
                                         GST            Shares       Amount           Total              Income
                                       --------         ------      --------         --------        -------------
Balance, December 31, 1997            $(151,315)                                     $481,425
Exercise of stock options                                                               4,437
Tax benefit from exercise of
   stock options                                                                        3,068
Issuance of Restricted
   Common Stock
Cancellation of Restricted
   Common Stock
Compensatory stock and
   stock options                                                                        2,887
Employee stock purchase plan                                                            5,906
Stock retirement                                                                         (917)
Cash dividends                                                                        (20,969)
Dividends on shares
   held by GST                                                                          1,484
Adjustment of GST shares to
   market value                          96,990
Equity adjustment from foreign
   currency translation                                                                 2,339            $2,339
Net income                                                                            (26,564)          (26,564)
                                       --------         ------      --------         --------            -------
Balance, December 31, 1998              (54,325)                                      453,096          $(24,225)
                                       ========         ======      ========         ========            =======
Exercise of stock options                                                               5,370
Tax benefit from exercise of
   stock options                                                                        2,377
Cancellation of Restricted
   Common Stock
Compensatory stock and
   stock options                                                                        1,390
Employee stock purchase plan                                                            3,639
Cash dividends                                                                        (21,244)
Dividends on shares
   held by GST                                                                          1,484
Adjustment of GST shares to
   market value                         (39,419)
Equity adjustment from foreign
   currency translation                                                                (1,500)          $(1,500)
Net income                                                                             55,322            55,322
                                       --------         ------      --------         --------           -------
Balance, December 31, 1999              (93,744)                                      499,934           $53,822
                                       ========         ======      ========         ========           =======
Exercise of stock options                                                              23,955
Tax benefit from exercise of
   stock options                                                                        6,806
Cancellation of Restricted
   Common Stock
Acquisition of Treasury Stock                           (4,815)     $(80,469)         (80,469)
Compensatory stock and
   stock options                                                                        2,157
Employee stock purchase plan                                                            4,278
Cash dividends                                                                        (21,022)
Dividends on shares
   held by GST                                                                          1,484
Adjustment of GST shares to
   market  value                         (4,969)
Equity adjustment from foreign
   currency translation                                                                (5,422)          $(5,422)
Unrealized loss on cash flow
   hedges, net of tax                                                                    (954)             (954)
Other                                                                                     (2)
Net income                                                                             80,999            80,999
                                       --------         ------      --------         --------           -------
Balance, December 31, 2000             $(98,713)        (4,815)     $(80,469)        $511,744           $74,623
                                       ========         ======      ========         ========           =======


The accompanying notes are an integral part of these financial statements.


                            Callaway Golf Company 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1

THE COMPANY


Callaway Golf Company ("Callaway Golf" or the "Company") was incorporated in California in 1982 and was reincorporated in Delaware in 1999. The Company designs, develops, manufactures and markets high-quality, innovative golf clubs and golf balls. Callaway Golf's primary products for the periods presented include Great Big Bertha(R) Hawk Eye(R) Titanium Metal Woods, ERC(R) Forged Titanium Drivers, Big Bertha(R) Steelhead Plus(TM) and Big Bertha(R) Steelhead(TM) Metal Woods, Biggest Big Bertha(R) Titanium Drivers, Great Big Bertha(R) Titanium Metal Woods, Great Big Bertha(R) Hawk Eye(R) Tungsten Injected(TM) Titanium Irons, Steelhead(TM) X-14(R) and X-12(R) Irons, Great Big Bertha(R) Tungsten-Titanium(TM) Irons, Odyssey(R) putters and wedges and Rule 35(R) golf balls.


NOTE 2


SIGNIFICANT ACCOUNTING POLICIES


Principles of Consolidation


The consolidated financial statements for the periods presented include the accounts of the Company and its subsidiaries, Callaway Golf Sales Company, Golf Funding Corporation ("Golf Funding"), Callaway Golf Ball Company, Odyssey Golf, Inc. ("Odyssey"), CGV, Inc., All-American Golf LLC ("All-American"), Callaway Golf Media Ventures ("CGMV"), Callaway Golf Europe Ltd., Callaway Golf Europe, S.A., Callaway Golf K.K. (formerly named ERC International Company), Callaway Golf (Germany) GmbH, Callaway Golf Canada Ltd. and Callaway Golf Korea, Ltd. All significant intercompany transactions and balances have been eliminated. Callaway Golf Ball Company and Odyssey were merged with the Company as of December 29, 2000 and December 22, 1999, respectively. The Company sold the business of All-American in 1998 and its interest in CGMV in March 1999 (Note
15). Callaway Golf Europe, S.A. was merged with Callaway Golf Europe Ltd. in 1999 (Note 15).


Financial Statement Preparation


The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of such estimates include provisions for warranty, uncollectible accounts receivable, inventory obsolescence and restructuring costs (Note 14). Actual results could differ from those estimates, which could materially affect future results of operations.


Revenue Recognition


Sales are recognized net of an allowance for sales returns when title and risk of loss transfers to the customer. The Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101") in the fourth quarter of 2000 with an effective date of January 1, 2000. SAB No. 101 summarizes the SEC's Division of Corporation Finance Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. As a result of the adoption of SAB No. 101, the Company recognized a cumulative effect adjustment of $957,000 in the Consolidated Statement of Operations for the year ended December 31, 2000 to reflect the change in the Company's revenue recognition policy from shipping point to the time risk of loss transfers to the customer.


Fair Value of Financial Instruments


The Company's financial instruments consist of cash and cash equivalents, trade receivables and payables, forward foreign currency exchange contracts, its revolving line of credit and note payable (Note 4) and its accounts receivable securitization facility (Note 5). The carrying amounts of these instruments approximate fair value because of their short maturities and variable interest rates.


Advertising Costs


The Company advertises primarily through television and print media. The Company's policy is to expense advertising costs, including production costs, as incurred. Advertising expenses for 2000, 1999 and 1998 were $35,100,000, $26,202,000 and $32,944,000, respectively.


Foreign Currency Translation and Transactions


The Company's foreign subsidiaries utilize their local currency as their functional currency. The accounts of these foreign subsidiaries have been translated into United States dollars at appropriate rates of exchange. Cumulative translation gains or losses are recorded as accumulated other comprehensive income in shareholders' equity. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statement of operations. The Company recorded transaction losses of $147,000 and $793,000 in 2000 and 1999, respectively, and transaction gains of $1,598,000 in 1998.


Derivatives and Hedging


In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities and


                            Callaway Golf Company 28
requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in income or other comprehensive income, depending on whether the derivatives are designated as hedges and, if so, the types and effectiveness of hedges. SFAS No. 133 is effective for all periods beginning after June 15, 2000; the Company elected to adopt early SFAS No. 133 on January 1, 1999.


        Adoption of this statement did not significantly affect the way in which the Company currently accounts for derivatives to hedge payments due on intercompany transactions, as described in Note 6. Accordingly, no cumulative effect adjustments were made. In the fourth quarter of 2000, the Company began hedging anticipated intercompany sales of inventory denominated in foreign currencies using forward foreign currency exchange rate contracts. The purpose of these derivative instruments is to minimize the variability of cash flows associated with the anticipated transactions being hedged. As changes in foreign currency rates impact the United States dollar value of anticipated transactions, the fair value of the forward contracts also changes, providing a synthetic offset to foreign currency rate fluctuations.


        The forward contracts used to hedge anticipated transactions are cash flow hedges and are recorded as either assets or liabilities in the balance sheet at fair value. Gains and losses on such contracts are recorded in other comprehensive income and will be recorded in income when the anticipated transactions occur. The ineffective portion of all hedges are recognized in current period earnings.


        Additional information about the Company's use of derivative instruments is presented in Note 6.


Earnings per Common Share


Basic earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period, increased by dilutive potential common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include shares owned by the Callaway Golf Company Grantor Stock Trust (Note 8), options issued pursuant to the Company's stock option plans (Note 10), potential shares related to the Employee Stock Purchase Plan (Note 10) and rights to purchase preferred shares under the Callaway Golf Company Shareholder Rights Plan (Note 10). Dilutive securities related to the Callaway Golf Company Grantor Stock Trust and the Company's stock option plans are included in the calculation of diluted earnings per common share using the treasury stock method. Dilutive securities related to the Employee Stock Purchase Plan are calculated by dividing the average withholdings during the period by 85% of the lower of the offering period price or the market value at the end of the period. The dilutive effect of rights to purchase preferred shares under the Callaway Golf Shareholder Rights Plan have not been included as dilutive securities because the conditions necessary to cause these rights to be redeemed were not met. A reconciliation of the numerators and denominators of the basic and diluted earnings per common share calculations for the years ended December 31, 2000, 1999 and 1998 is presented in Note 9.


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


        The Company capitalizes certain software development and implementation costs for internal use. Development and implementation costs are expensed until management has determined that the software will result in probable future economic benefit and management has committed to funding the project. Thereafter, all direct external implementation costs, as well as purchased software costs, are capitalized and amortized using the straight-line method over the remaining estimated useful lives.


        In September 2000, the Company completed an extensive upgrade of its enterprise-wide business software system to a more


                            Callaway Golf Company 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


current release. The upgrade includes improved functionalities and provides the Company the opportunity to build upon its investment in the software. As a result of this upgrade, the Company expects that this business system will have a greater useful life to the Company than originally estimated. Therefore, the Company has extended the estimated useful life of its business system by three years. The effect of this change in accounting estimate reduced depreciation expense by $1,319,000 for the year ended December 31, 2000. The resulting increase in net income increased the Company's earnings per share by $0.01 for the year ended December 31, 2000.


Long-Lived Assets


The Company assesses potential impairments of its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. During the fourth quarter of 1998, the Company implemented a restructuring plan that included a number of cost reduction actions and operational improvements (Note 14). As a result of this plan, impairment losses were recorded in 1998 for certain of the Company's long-lived assets.


Intangible Assets


Intangible assets consist primarily of trade name, trademark, trade dress, patents and goodwill resulting from the 1997 purchase of substantially all of the assets and certain liabilities of Odyssey Sports, Inc. and goodwill associated with the purchase of certain foreign distributors (Note 15). Intangible assets are amortized using the straight-line method over periods ranging from three to 40 years. During 2000, 1999 and 1998, amortization of intangible assets was $7,195,000, $7,476,000 and $5,466,000 respectively.


Stock-Based Compensation


The Company measures compensation expense for its stock-based employee compensation awards using the intrinsic value method. Pro forma disclosures of net income and earnings per share, as if the fair value-based method had been applied in measuring compensation expense, are presented in Note 10. Compensation expense for non-employee stock-based compensation awards is measured using the fair-value method.


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


Comprehensive Income


SFAS No. 130, "Reporting Comprehensive Income," requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. The components of comprehensive income for the Company include net income, unrealized gains or losses on cash flow hedges and foreign currency translation adjustments. Since the Company has met the indefinite reversal criterion, it does not accrue income taxes on foreign currency translation adjustments. During 2000, the Company recorded $954,000, net of tax benefit of $645,000, related to net unrealized losses on cash flow hedges. No amounts were reclassified to earnings during 2000.


Segment Information


The Company utilizes the management approach to report segment information. The management approach designates the international organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company also discloses information about products and services, geographic areas and major customers. This information is presented in Note 16.


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


        The Company operates in the golf equipment industry and primarily sells its products to golf equipment retailers, directly and through wholly-owned domestic and foreign subsidiaries, and to foreign distributors. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from these customers. The Company maintains


                            Callaway Golf Company 30
reserves for potential credit losses, which it considers adequate to cover any such losses.


        During 2000, 1999 and 1998, approximately 46%, 42% and 38%, respectively, of the Company's net sales were made to foreign customers. An adverse change in either economic conditions abroad or the Company's relationship with significant foreign retailers could negatively impact the volume of the Company's international sales and the Company's results of operations, cash flows and financial position.


        The Company enters into forward exchange rate contracts for the purpose of hedging foreign exchange rate exposures on existing or anticipated transactions. In the event of a failure to honor one of these forward contracts by one of the banks with which the Company has contracted, management believes any loss would be limited to the exchange rate differential from the time the contract was made until the time it was compensated.


Recent Accounting Pronouncement


In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140 ("SFAS No. 140"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." It revises the standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most the SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transactions after March 31, 2001, but certain disclosure requirements are effective for periods ending after December 15, 2000. The Company does not expect that SFAS No. 140 will have any effect on its results of operations, financial position or cash flows. Required disclosures are presented in Note 5.


Reclassifications


In July 2000, the Emerging Issues Task Force ("EITF") finalized its consensus on Issue No. 00-10, "Accounting for Shipping and Handling Revenues and Costs." Pursuant to EITF Issue No. 00-10 and the Securities and Exchange Commission's position on this issue, all amounts billed to customers for shipping and handling should be included in "net sales" and costs incurred related to shipping and handling should be included in "cost of goods sold." The Company had previously included shipping and handling revenues and costs in "selling" expenses. The Company's Statement of Operations for all periods presented has been reclassified and reflects the classification required by EITF Issue No. 00-10.


        Certain other prior period amounts have been reclassified to conform with the current period presentation.


NOTE 3

SELECTED FINANCIAL STATEMENT INFORMATION


      (in thousands)                                       December 31,
                                                    ---------------------------
                                                       2000             1999
                                                    ---------         ---------
      Accounts receivable, net:
         Trade accounts receivable                  $  65,063         $  59,543
         Allowance for doubtful accounts               (6,227)           (5,291)
                                                    ---------         ---------
                                                    $  58,836         $  54,252
                                                    =========         =========
      Inventories, net:
         Raw materials                              $  56,936         $  45,868
         Work-in-process                                1,293             1,403
         Finished goods                                83,453            65,661
                                                    ---------         ---------
                                                      141,682           112,932
         Reserve for obsolescence                      (7,720)          (14,994)
                                                    ---------         ---------
                                                    $ 133,962         $  97,938
                                                    =========         =========
      Property, plant and equipment, net:
         Land                                       $  12,358         $  12,358
         Buildings and improvements                    90,301            87,910
         Machinery and equipment                       60,399            50,942
         Furniture, computers
              and equipment                            65,140            64,334
         Production molds                              25,610            22,714
         Construction-in-process                        5,766             5,032
                                                    ---------         ---------
                                                      259,574           243,290
         Accumulated depreciation                    (124,862)         (101,076)
                                                    ---------         ---------
                                                    $ 134,712         $ 142,214
                                                    =========         =========
      Intangible assets, net:
         Trade name                                 $  69,629         $  69,629
         Trademark and trade dress                     29,841            29,841
         Patents, goodwill and other                   33,759            34,911
                                                    ---------         ---------
                                                      133,229           134,381
         Accumulated amortization                     (20,405)          (14,238)
                                                    ---------         ---------
                                                    $ 112,824         $ 120,143
                                                    =========         =========
      Accounts payable and accrued expenses:
         Accounts payable                           $   5,552         $  11,297
         Accrued expenses                              38,621            35,367
                                                    ---------         ---------
                                                    $  44,173         $  46,664
                                                    =========         =========
      Accrued employee compensation
         and benefits:
         Accrued payroll and taxes                  $  16,178         $  15,303
         Accrued vacation and sick pay                  5,111             4,571
         Accrued commissions                            1,285             1,252
                                                    ---------         ---------
                                                    $  22,574         $  21,126
                                                    =========         =========



                            Callaway Golf Company 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4


BANK LINE OF CREDIT AND NOTE PAYABLE


In February 1999, the Company consummated the amendment of its credit facility to increase the facility to up to $120,000,000 (the "Amended Credit Agreement"). The Amended Credit Agreement expires in February 2004 and is secured by substantially all of the assets of the Company. The Amended Credit Agreement bears interest at the Company's election at the London Interbank Offering Rate ("LIBOR") plus a margin or the higher of the base rate on corporate loans at large U.S. money center commercial banks (prime rate), or the Federal Funds Rate plus 50 basis points. The line of credit requires the Company to maintain certain minimum financial ratios, including a fixed charge coverage ratio, as well as other restrictive covenants. As of December 31, 2000, up to $117,276,000 of the credit facility remained available for borrowings (including a reduction of $2,724,000 for outstanding letters of credit), subject to meeting certain availability requirements under a borrowing base formula and other limitations.


        In December 1998, Callaway Golf Ball Company, then a wholly-owned subsidiary of the Company, entered into a master lease agreement for the acquisition and lease of up to $56,000,000 of machinery and equipment. By December 31, 1999, the Company had finalized its lease program and leased $50,000,000 of equipment pursuant to the master lease agreement. This lease program included an interim finance agreement (the "Finance Agreement"). The Finance Agreement provided pre-lease financing advances for the acquisition and installation costs of the aforementioned machinery and equipment. The Finance Agreement bore interest at LIBOR plus a margin and was secured by the underlying machinery and equipment and a corporate guarantee from the Company. During the third and fourth quarters of 1999, the Company converted the balance of this note payable to the operating lease discussed above. As of December 31, 1999, no amount was outstanding under this facility. On December 29, 2000, pursuant to an assumption agreement, the Company assumed all of the rights, title, interest and obligations of Callaway Golf Ball Company under the master lease agreement.


NOTE 5


ACCOUNTS RECEIVABLE SECURITIZATION


The Company's wholly-owned subsidiary, Callaway Golf Sales Company, sells trade receivables on an ongoing basis to its wholly-owned subsidiary, Golf Funding. Pursuant to an agreement effective February 1999 with a securitization company (the "Accounts Receivable Facility"), Golf Funding, in turn, sells such receivables to the securitization company on an ongoing basis, which yields proceeds of up to $80.0 million at any point in time. Golf Funding's sole business is the purchase of trade receivables from Callaway Golf Sales Company. Golf Funding is a separate corporate entity with its own separate creditors, which in the event of its liquidation will be entitled to be satisfied out of Golf Funding's assets prior to any value in Golf Funding becoming available to the Company. The Accounts Receivable Facility expires in February 2004.


        Under the Accounts Receivable Facility, the receivables are sold at face value with payment of a portion of the purchase price being deferred. During 2000 and as of December 31, 2000, no amount was outstanding under the Accounts Receivable Facility. Fees incurred in connection with the facility and discounts associated with the sale of accounts receivable for years ended December 31, 2000 and 1999 were $303,000 and $923,000 and were recorded as interest expense.


NOTE 6


DERIVATIVES AND HEDGING


During 2000, 1999 and 1998, the Company entered into forward foreign currency exchange rate contracts to hedge payments due on intercompany transactions by certain of its wholly-owned foreign subsidiaries. The Company also hedged certain yen-denominated transactions with its Japanese distributor in 1999 and 1998. Realized and unrealized gains and losses on these contracts are recorded in income. The effect of this practice is to minimize variability in the Company's operating results arising from foreign exchange rate movements. The Company does not engage in foreign currency speculation. These foreign exchange contracts generally do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the intercompany transactions being hedged, and the Company does not engage in hedging contracts which exceed the amount of the intercompany transactions. At December 31, 2000, 1999 and 1998, the Company had approximately $10,457,000, $7,117,000 and $11,543,000, respectively, of these foreign exchange contracts outstanding. The contracts outstanding at December 31, 2000 mature between January and March of 2001. The Company had net realized and unrealized gains on foreign exchange contracts of $5,299,000, $358,000 and $57,000 in 2000, 1999 and
1998, respectively.


        During the fourth quarter of 2000, the Company utilized forward foreign currency exchange rate contracts to hedge cash flows associated with forecasted intercompany sales of inventory. These forward contracts are accounted for as cash flow hedges. The Company only hedges transactions that it deems to be more likely than not to occur. During 2000, the Company hedged only those transactions forecasted to occur by December 31, 2001. As of December 31, 2000, the Company had approximately $107,779,000 of cash flow hedges outstanding. The Company assesses the effectiveness of these derivatives using the spot rate. Changes in the spot-forward differential are excluded from the test of hedge effectiveness and are recorded currently in earnings as a component of "Interest and other income, net." Assessments of hedge effectiveness are performed using the dollar offset method and applying a


                            Callaway Golf Company 32
hedge effectiveness ratio of between 80% and 125%. Given that both the hedged item and the hedged instrument are evaluated using the same spot rate, the Company anticipates hedges of anticipated intercompany inventory sales to be highly effective. The effectiveness of each derivative is assessed monthly. During 2000, a loss of $174,000, representing the ineffective portion of the Company's derivative instruments, was recorded in earnings.


        The effective portion of the fair value of the derivatives is deferred on the balance sheet in other comprehensive income ("OCI"), a component of "Accumulated other comprehensive income." Amounts recorded in OCI will be released to earnings in the same period that the hedged transaction will impact the Company's consolidated earnings. This transaction date is assumed to occur when the underlying sale of product to a third party occurs. At December 31, 2000, $1,599,000 of deferred net losses is expected to be reclassified into earnings within the next 12 months. During 2000, no gains or losses were reclassified into earnings as a result of the discontinuance of any cash flow hedges.


NOTE 7


TREASURY STOCK


On May 3, 2000, the Company announced that its Board of Directors authorized it to repurchase its Common Stock in the open market or in private transactions, subject to the Company's assessment of market conditions and buying opportunities from time to time, up to a maximum cost to the Company of $100,000,000. The Company began its repurchase program in May 2000. During 2000, the Company spent $80,469,000 to repurchase 4,815,000 shares of its Common Stock at an average cost of $16.71 per share.


        The Company's repurchases of shares of Common Stock are recorded at average cost in "Common Stock held in treasury" and result in a reduction of "Shareholders' equity". At December 31, 2000, retained earnings was restricted in the amount of $80,469,000 million, representing the cost of 4,815,000 shares of Common Stock held in treasury.


NOTE 8


GRANTOR STOCK TRUST


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


NOTE 9


EARNINGS PER COMMON SHARE


For the years ended December 31, 2000 and 1999, 8,931,000 and 10,979,000 options, respectively, were excluded from the calculations, as their effect would have been antidilutive. For the year ended December 31, 1998, all dilutive securities were excluded from the calculation of diluted loss per share, as their effect would have been antidilutive.


        The schedule below summarizes the elements included in the calculation of basic and diluted earnings (loss) per common share for the years ended December 31, 2000, 1999 and 1998.


(in thousands, except per share data)                                       Year Ended December 31,
                                                                  ----------------------------------------------
                                                                     2000               1999              1998
                                                                  ----------         ----------         --------
Net income (loss)                                                 $   80,999         $   55,322         $(26,564)
                                                                  ==========         ==========         ========
Weighted-average shares outstanding:
   Weighted-average shares outstanding - Basic                        69,946             70,397           69,463
   Dilutive securities                                                 1,466                817
                                                                  ----------         ----------         --------
   Weighted-average shares outstanding - Diluted                      71,412             71,214           69,463
                                                                  ----------         ----------         --------
Earnings (loss) per common share:
   Basic
      Income before cumulative effect of accounting change        $     1.17         $     0.79         $  (0.38)
      Cumulative effect of accounting change                           (0.01)
                                                                  ----------         ----------         --------
                                                                  $     1.16         $     0.79         $  (0.38)
                                                                  ==========         ==========         ========
   Diluted
      Income before cumulative effect of accounting change        $     1.14         $     0.78         $  (0.38)
      Cumulative effect of accounting change                           (0.01)
                                                                  ----------         ----------         --------
                                                                  $     1.13         $     0.78         $  (0.38)
                                                                  ==========         ==========         ========


                            Callaway Golf Company 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10


STOCK OPTIONS AND RIGHTS


Options


The Company had the following fixed stock option plans, under which shares were available for grant at December 31, 2000: the 1991 Stock Incentive Plan (the "1991 Plan"), the 1995 Employee Stock Incentive Plan (the "1995 Plan"), the 1996 Stock Option Plan (the "1996 Plan"), the 1998 Stock Incentive Plan (the "1998 Plan"), the Promotion, Marketing and Endorsement Stock Incentive Plan (the "Promotion Plan") and the Non-Employee Directors Stock Option Plan (the "Directors Plan").


        The 1991 Plan, the 1996 Plan and the 1998 Plan permit the granting of options or other stock awards to the Company's officers, employees and consultants. Under the 1991 Plan, option prices may be less than the market value at the date of grant, while under the 1996 Plan and the 1998 Plan options may not be granted at option prices that are less than fair market value at the date of grant. The 1995 Plan permits the granting of options or other stock awards to only non-executive officer employees and consultants of the Company at option prices that may be less than market value at the date of grant. The 1995 Plan and 1996 Plan were amended in 2000 to increase the maximum number of shares of Common Stock to be issued upon exercise of an option to 9,300,000 and 9,000,000 shares respectively.


        During 1996 and 1995, the Company granted options to purchase shares to two key officers, under separate plans, in conjunction with terms of their initial employment (the "Key Officer Plans"). No shares are available for grant under the Key Officer Plans as of December 31, 2000.


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


        The following table presents shares authorized, available for future grant and outstanding under each of the Company's plans as of December 31, 2000:


       (in thousands)          Authorized       Available       Outstanding
       --------------          ----------       ---------       -----------
       1991 Plan                  10,000             60            2,076
       Promotion Plan              3,560            816            1,014
       1995 Plan                   9,300          2,363            6,135
       1996 Plan                   9,000          2,275            5,967
       1998 Plan                     500            250              250
       Key Officer Plans           1,100                             820
       Directors Plan                840             52              496
                                  ------          -----           ------
       TOTAL                      34,300          5,816           16,758
                                  ======          =====           ======


        Under the Company's stock option plans, outstanding options vest over periods ranging from zero to five years from the grant date and expire up to 12 years after the grant date.


        The following summarizes stock option transactions for the years ended December 31, 2000, 1999 and 1998:


(in thousands, except per share data)                                   Year ended December 31,
                                         ---------------------------------------------------------------------------------------
                                                     2000                         1999                          1998
                                         --------------------------     -------------------------      -------------------------
                                                          Weighted-                       Weighted-                     Weighted-
                                                           Average                        Average                        Average
                                                           Exercise                       Exercise                      Exercise
                                             Shares         Price           Shares         Price          Shares          Price
                                         --------------   ---------     --------------    ---------    --------------   ---------
Outstanding at beginning of year             15,747         $20.46          13,637         $22.62           11,257        $22.41
Granted                                       4,461         $13.71           4,012         $11.30            4,020        $25.04
Exercised                                    (2,252)        $10.64            (851)        $ 6.40             (441)       $10.16
Canceled                                     (1,198)        $25.01          (1,051)        $24.95           (1,199)       $34.86
                                         --------------     ------      --------------     ------      --------------     ------
Outstanding at end of year                   16,758         $19.66          15,747         $20.46           13,637        $22.62
Options exercisable at end of year           12,394         $19.99          11,066         $18.64            6,039        $17.78
                                         --------------     ------      --------------     ------      --------------     ------
Price range of outstanding options       $2.50 - $40.00                 $0.44 - $40.00                 $0.44 - $40.00
                                         ==============                 ==============                 ==============


                            Callaway Golf Company 34

        The exercise price of all options granted during 2000 was equal to the market value on the date of grant. The following table summarizes additional information about outstanding stock options at December 31, 2000:


   OPTIONS OUTSTANDING AND EXERCISABLE BY PRICE RANGE AS OF DECEMBER 31, 2000:


                                               Weighted-Average
                            Number                Remaining                                 Number
     Range of            Outstanding             Contractual       Weighted-Average      Exercisable     Weighted-Average
  Exercise Price        (in thousands)           Life - Years       Exercise Price      (in thousands)    Exercise Price
  --------------        --------------         ----------------    ----------------     --------------   ----------------
   $2.50 - $10                 494                  1.53                $ 3.39                 482            $ 3.22
     $10 - $15               7,145                  6.17                $12.50               4,915            $12.12
     $15 - $25               2,916                  5.05                $18.20               2,185            $18.46
     $25 - $40               6,203                  4.50                $29.88               4,812            $30.39
   -----------              ------                  ----                ------              ------            ------
   $2.50 - $40              16,758                  5.22                $19.66              12,394            $19.99
   ===========              ======                  ====                ======              ======            ======


        During 2000, the Company, at its discretion, extended the expiration terms or accelerated the vesting of 622,000 options held by certain employees and officers. Also, during 1999, the Company, at its discretion, extended the expiration terms of 1,532,000 options held by certain employees and officers. At the time of the modifications, the exercise prices of the options were in excess of the then-current market price and accordingly this action did not result in compensation expense for the Company.


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


        Also during 1998, the Company canceled 150,000 options held by non-employees with option prices in excess of the then-current market price of the Company's stock. The Company then reissued an equivalent number of options to these non-employees at the then-current market price and extended certain expiration terms, and recorded the related compensation expense of $71,000. An additional $195,000 was recorded in unearned compensation, and is being amortized over the remaining vesting periods.


Rights


The Company has granted officers, consultants, and employees rights to receive an aggregate of 826,800 shares of Common Stock for services or other consideration. During 1998, 80,000 rights were exercised while none were granted. No rights were granted or exercised during 2000 or 1999. At December 31, 2000, no rights to receive shares of Common Stock remained outstanding.


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


Restricted Common Stock


During 1998, the Company granted 130,000 shares of Restricted Common Stock to 26 officers of the Company. Of these shares, 68,250 shares have been canceled due to the service requirement not being met. The shares, which are restricted as to sale or transfer until vesting, will vest on January 1, 2003. The related net compensation expense of $1,914,000 is being recognized ratably over the vesting period, based on the difference between the exercise price and market value of the stock on the measurement date.


Employee Stock Purchase Plan


The Company has an Employee Stock Purchase Plan ("ESPP") whereby eligible employees may purchase shares of Common Stock at 85% of the lower of the fair market value on the first day of a two year offering period or the last day of each six month exercise period. Employees may authorize the Company to withhold compensation during any offering period, subject to certain limitations. In May 1999, the Company's shareholders approved a new ESPP (the "1999 ESPP") with substantially the same terms as the ESPP. This plan was effective February 1, 2000 upon the termination of the ESPP.


        During 2000, 1999 and 1998, approximately 412,000, 378,000 and 386,000 shares, respectively, of the Company's Common Stock were purchased under the 1999 ESPP or the ESPP. As of December 31, 2000, 1,588,000 shares were reserved for future issuance under the 1999 ESPP.


                            Callaway Golf Company 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Compensation Expense


During 2000, 1999 and 1998, the Company recorded $2,162,000, $1,370,000 and
$2,321,000, respectively, in compensation expense for Restricted Common Stock and certain options to purchase shares of Common Stock granted to employees, officers, professional endorsers and consultants of the Company. The valuation of options granted to non-employees is estimated using the Black-Scholes option pricing model.


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


Pro Forma Disclosures


If the Company had elected to recognize compensation expense based upon the fair value at the grant date for employee awards under these plans, the Company's net income (loss) and earnings (loss) per share would be changed to the pro forma amounts indicated below:


(in thousands, except per share data)                         Year Ended December 31,
                                                         2000          1999          1998
                                                        -------       -------      --------
Net income (loss):
    As reported                                         $80,999       $55,322      $(26,564)
    Pro forma                                           $58,761       $34,422      $(46,847)
Earnings (loss) per
    common share:
    As reported
         Basic                                            $1.16         $0.79        $(0.38)
         Diluted                                          $1.13         $0.78        $(0.38)
    Pro forma
         Basic                                            $0.84         $0.49        $(0.67)
         Diluted                                          $0.83         $0.48        $(0.67)
                                                        =======       =======      ========


        The pro forma amounts reflected above may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense as the options vest and additional options may be granted in future years. The fair value of employee stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:


                                                       Year Ended December 31,
                                   ---------------------------------------------------------------
                                      2000                      1999                     1998
                                   -------------            -------------            -------------
Dividend yield                         1.1%                     1.4%                     1.9%
Expected volatility                    53.0%                    45.6%                    42.0%
Risk free interest rates           5.18% - 5.56%            5.36% - 6.24%            4.66% - 4.72%
Expected lives                      3 - 4 years              3 - 4 years              3 - 6 years
                                   =============            =============            =============


        The weighted-average grant-date fair value of options granted during 2000 was $6.91 per share. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of grants under the Company's employee stock-based compensation plans.


NOTE 11


EMPLOYEE BENEFIT PLANS


The Company has a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all employees who satisfy the age and service requirements under the 401(k) Plan. Each participant may elect to contribute up to 10% of annual compensation, up to the maximum permitted under federal law, and the Company is obligated to contribute annually an amount equal to 100% of the participant's contribution up to 6% of that participant's annual compensation. Employees contributed $6,119,000, $5,486,000 and $5,601,000 to the 401(k) Plan in 2000, 1999 and 1998, respectively. In accordance with the provisions of the 401(k) Plan, the Company matched employee contributions in the amount of $4,706,000, $4,510,000 and $4,673,000 during 2000, 1999 and 1998, respectively. Additionally, the Company can make discretionary contributions based on the profitability of the Company. For the years ended December 31, 2000 and 1999, the Company recorded compensation expense for discretionary contributions of $3,799,000 and $3,605,000. No discretionary contributions were made for the year ended December 31, 1998.


        The Company also has an unfunded, nonqualified deferred compensation plan. The plan allows officers, certain other employees and directors of the Company to defer all or part of their compensation, to be paid to the participants or their designated beneficiaries upon retirement, death or separation from the Company. For the years ended December 31, 2000, 1999 and 1998, the total participant deferrals, which are reflected in long-term liabilities, were $843,000, $997,000 and $908,000, respectively. Included in other income during 1999 were net proceeds from an insurance policy related to the deferred compensation plan of $3,622,000.


                            Callaway Golf Company 36

NOTE 12


INCOME TAXES


The Company's income (loss) before income tax provision (benefit) was subject to taxes in the following jurisdictions for the following periods:


(in thousands)                                    Year Ended December 31,
                                     -------------------------------------------------
                                       2000                1999                1998
                                     --------             -------            ---------
United States                        $101,890             $75,799            $(34,555)
Foreign                                27,432               9,698              (4,344)
                                     --------             -------            ---------
                                     $129,322             $85,497            $(38,899)
                                     ========             =======            =========


The provision (benefit) for income taxes is as follows:


(in thousands)                                             Year Ended December 31,
                                               -----------------------------------------------
                                                2000                1999                1998
                                               -------             -------            --------
Current tax provision:
   United States                               $26,616             $14,779             $21,345
   State                                         5,130               2,774               2,296
   Foreign                                      10,623               3,044                 250

Deferred tax expense (benefit):
   United States                                 7,463               8,956             (31,173)
   State                                        (1,596)              1,162              (4,847)
   Foreign                                        (870)               (540)               (206)
                                               -------             -------            --------
Income tax provision (benefit):                $47,366             $30,175            $(12,335)
                                               =======             =======            ========


        During 2000, 1999 and 1998, the Company recognized certain tax benefits related to stock option plans in the amount of $6,806,000, $2,377,000 and $3,068,000, respectively. Such benefits were recorded as a reduction of income taxes payable and an increase in additional paid-in capital.


        Significant components of the Company's deferred tax assets and liabilities as of December 31, 2000 and 1999 are as follows:


(in thousands)                                                        December 31,
                                                             -------------------------------
                                                               2000                   1999
                                                             --------               --------
Deferred tax assets:
Reserves and allowances                                      $ 22,365               $ 28,052
Depreciation and amortization                                  12,225                 16,601
Compensation and benefits                                       7,208                  7,010
Effect of inventory overhead adjustment                         1,934                  1,977
Compensatory stock options and rights                           3,473                  2,573
Foreign net operating loss carryforwards                          107                    798
Revenue recognition                                             1,320
Other                                                           1,793                    441
Restructuring charges
    Long-lived asset impairment                                 1,738                  1,740
    Rental/lease arrangements                                                            557
Capital loss carryforward                                         834                    829
Tax credit carryforwards                                        3,200                  2,827
                                                             --------               --------
Total deferred tax assets                                      56,197                 63,405
Valuation allowance for deferred tax assets                    (1,354)                (4,190)
                                                             --------               --------
Deferred tax assets, net of valuation allowance                54,843                 59,215
Deferred tax liabilities:
State taxes, net of federal income tax benefit                 (2,157)                (2,128)
                                                             --------               --------
Net deferred tax assets                                      $ 52,686               $ 57,087
                                                             ========               ========


        At December 31, 2000, the Company had tax credit carryforwards primarily relating to state investment tax credits which have expiration dates beginning with December 31, 2006.


        A valuation allowance has been established due to the uncertainty of realizing certain tax credits, carryforwards, and a portion of other deferred tax assets. The valuation allowance was decreased by $2,836,000 during 2000, of which $2,373,000 was attributable to state research and investment tax credits. Based on management's assessment, it is more likely than not that all the net deferred tax assets will be realized through future earnings or implementation of tax planning strategies.


        A reconciliation of income taxes computed by applying the statutory U.S. income tax rate to the Company's income (loss) before income taxes to the income tax provision (benefit) is as follows:


(in thousands)                                    Year Ended December 31,
                                        ----------------------------------------------
                                          2000               1999               1998
                                        --------           --------           --------
Amounts computed at
   statutory U.S. tax rate              $ 45,263           $ 29,924           $(13,615)
State income taxes, net of
   U.S. tax benefit                        4,112              3,046             (1,501)
State tax credits, net of
   U.S. tax benefit                         (325)            (2,075)
Nondeductible foreign losses                  65               (476)             1,226
Expenses with no tax benefit                 931                814              1,064
Nondeductible capital losses                                    130                588
Foreign sales corporation
   tax benefits                           (1,487)            (1,471)              (236)
Nontaxable insurance proceeds                                (1,408)
Change in tax valuation
   allowance                              (2,836)             2,431
Other                                      1,643               (740)               139
                                        --------           --------           --------
Income tax provision (benefit)          $ 47,366           $ 30,175           $(12,335)
                                        ========           ========           ========


        U.S. tax return examinations have been completed for the years through 1994. Management believes adequate provisions for income tax have been recorded for all years.


NOTE 13


COMMITMENTS AND CONTINGENCIES


On July 24, 2000, Bridgestone Sports Co., Ltd. ("Bridgestone") filed a complaint for patent infringement in the United States District Court for the Northern District of Georgia, Civil Action No.100-CV-1871, against Callaway Golf Company, Callaway Golf Ball Company (collectively "Callaway Golf"), and a golf retailer located in Georgia (the "U.S. Action"). Bridgestone alleges in the U.S. Action that the manufacture and sale of the Company's Rule 35(R) golf ball infringes four U.S. golf ball patents owned by Bridgestone. Bridgestone is seeking unspecified damages and


                            Callaway Golf Company 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

injunctive relief. On September 12, 2000, Callaway Golf answered the complaint and asserted affirmative counterclaims against Bridgestone seeking a judicial declaration that Callaway Golf does not infringe the Bridgestone patents, that the patents are invalid, and that Bridgestone engaged in inequitable conduct in the United States Patent and Trademark Office. On October 13, 2000, Bridgestone and the retailer defendant entered into a consent judgment discontinuing the U.S. Action against the retailer. The parties are engaged in discovery. No trial date has been set by the District Court.


        On December 14, 2000, Bridgestone filed an action in the Tokyo, Japan, District Court asserting patent infringement against Callaway Golf's wholly-owned subsidiary, Callaway Golf K.K., based on its sale of Rule 35(R) golf balls in Japan (the "Japan Action"). Only one of the Bridgestone golf ball patents at issue in the U.S. Action has issued in Japan. Callaway Golf K.K. has denied the claims asserted in the Japan Action.


        The Company and its subsidiaries, incident to their business activities, are parties to a number of legal proceedings, lawsuits and other potential claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance, or the financial impact with respect to these matters as of December 31, 2000. However, management believes that the final resolution of these matters, individually and in the aggregate, will not have a material adverse effect upon the Company's annual consolidated financial position, results of operations or cash flows.


        The Company leases certain warehouse, distribution and office facilities, as well as office and manufacturing equipment under operating leases. Lease terms range from one to 10 years with options to renew at varying terms. The Company has guaranteed the residual value of equipment leased pursuant to an operating lease which is subject to renewal. The residual value guarantee, which approximates estimated fair market value of the equipment at each option period, is reduced over time. Commitments for minimum lease payments under non-cancelable operating leases having initial or remaining non-cancelable terms in excess of one year as of December 31, 2000 are as follows:


(in thousands)
2001                                  $12,264
2002                                    7,114
2003                                    2,041
2004                                    1,889
2005                                    1,744
Thereafter                              4,113
                                      -------
                                      $29,165
                                      =======


        Future minimum lease payments have not been reduced by future minimum sublease rentals of $1,928,000 under an operating lease. At December 31, 2000, the Company is contingently liable for $5,625,000 through February 2003 under an operating lease that was assigned to a third party (Note 14). Rent expense for the years ended December 31, 2000, 1999 and 1998 was $3,197,000, $2,315,000 and
$17,654,000, respectively. Rent expense for 1999 does not include a credit of $6,076,000 related to the reversal of a restructuring reserve for excess lease costs (Note 14). Rent expense for 1998 includes $13,466,000 in excess lease costs related to the Company's restructuring activities (Note 14). The Company had no capital leases at December 31, 2000.


NOTE 14


RESTRUCTURING


During the fourth quarter of 1998, the Company recorded a restructuring charge of $54,235,000 resulting from a number of cost reduction actions and operational improvements. These actions included: the consolidation of the operations of the Company's wholly-owned subsidiary, Odyssey, into the operations of the Company while maintaining the distinct and separate Odyssey(R) brand; the discontinuation, transfer or suspension of certain initiatives not directly associated with the Company's core business, such as the Company's involvement with interactive golf sites, golf book publishing, new player development and a golf venue in Las Vegas; and the re-sizing of the Company's core business to reflect current and expected business conditions. These initiatives were completed during 1999, with the exception of cash outlays related to the assignment of a lease obligation for a facility in New York City that continued through July 2000. The restructuring charges (shown below in tabular format) primarily related to: 1) the elimination of job responsibilities, resulting in costs incurred for employee severance; 2) the decision to exit certain non-core business activities, resulting in losses on disposition of the Company's 80% interest in CGMV (Note 15), a loss on the sale of the business of All-American (Note 15), as well as excess lease costs; and 3) consolidation of the Company's continuing operations resulting in impairment of assets, losses on disposition of assets and excess lease costs.


        Employee reductions occurred in almost all areas of the Company, including manufacturing, marketing, sales, and administrative areas. At December 31, 1998, the Company had reduced its non-temporary work force by approximately 750 positions. Although substantially all reductions occurred prior to December 31, 1998, a small number of reductions occurred in the first quarter of 1999.


                            Callaway Golf Company 38

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


        The projected future cash flows from these assets were less than the carrying values of the assets. The carrying values of the assets held for sale and the assets to be held and used were reduced to their estimated fair values based on independent appraisals of selling values and values of similar assets sold, less costs to sell. In 1998, the Company recorded losses from impairment of assets of $12,634,000, which were recorded as restructuring costs. The Company completed the dispositions in 1999. At December 31, 1998, subsequent to the write-down for impairments, the carrying amount of the assets held for disposal and assets to be held and used was $13,678,000 and $4,582,000, respectively. The Company continued to depreciate the assets that were held and used but did not further depreciate the assets held for disposition. The effect on depreciation for the years ended December 31, 2000 and 1999 did not materially impact the Company's results of operations and management does not expect this effect to materially impact future results of operations.


Details of the one-time charge are as follows:


(in thousands)                                                          Reserve                    Reserve                 Reserve
                                      Cash/     One-Time                Balance                    Balance                 Balance
                                    Non-Cash     Charge    Activity   at 12/31/98  Activity(1)   at 12/31/99  Activity   at 12/31/00
                                    --------    --------   --------   -----------  -----------   -----------  --------   -----------
Elimination of Job
  Responsibilities                              $11,664     $ 8,473     $ 3,191       $ 3,191
   Severance packages                   Cash     11,603       8,412       3,191         3,191
   Other                            Non-cash         61          61

Exiting Certain Non-Core
 Business Activities                            $28,788     $12,015     $16,773     $  15,394       $1,379     $1,379
   Loss on disposition of
      subsidiaries                  Non-cash     13,072      10,341       2,731         2,731(2)     1,379      1,379
   Excess lease costs                   Cash     12,660         146      12,514        11,135
   Contract cancellation fees           Cash      2,700       1,504       1,196         1,196
   Other                                Cash        356          24         332           332

Consolidation of Operations                     $13,783     $ 2,846     $10,937     $  10,937
   Loss on impairment/disposition
       of assets                    Non-cash     12,364       2,730       9,634         9,634(3)
   Excess lease costs                   Cash        806           4         802           802(4)
   Other                                Cash        613         112         501           501
                                    ========    =======     =======     =======     =========       ======     ======


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


        During 1999, the Company incurred charges of $1,295,000 on the disposition of building improvements eliminated during the consolidation of manufacturing operations, as well as other charges of $671,000. These charges did not meet the criteria for accrual in 1998. Additionally, in 1999, the Company incurred charges of $749,000 related to asset dispositions and other restructuring activities for which reserves were not established in 1998. No charges were incurred during 2000.


                            Callaway Golf Company 39

Notes to Consolidated Financial Statements


Note 15


ACQUISITIONS AND REORGANIZATIONS


On December 29, 2000, the Company consolidated a wholly-owned subsidiary, Callaway Golf Ball Company, with the Company. During 1999, the Company acquired distribution rights and substantially all of the assets from its distributor in Ireland for $810,000. Also in 1999, the Company merged its subsidiary, Callaway Golf Europe, S.A., with another of its subsidiaries, Callaway Golf Europe, Ltd. and now operates in France through a satellite office. During 1998, the Company acquired distribution rights and substantially all of the assets from its distributors in Korea, Canada, France, Belgium, Norway and Denmark, as well as the remaining 20% interest in Callaway Golf Trading GmbH (Note 17), the results of which are consolidated in the results of Callaway Golf (Germany) GmbH. The aggregate purchase price for these transactions was $27,229,000, excluding the assumption and subsequent retirement of short-term debt obligations of $10,373,000. The excess of the purchase price over net assets acquired of $20,935,000 was allocated to goodwill and is being amortized over estimated useful lives of three to 10 years. These acquisitions, along with the acquisition of the remaining 80% interest in All-American (discussed below) are not considered significant business combinations. Accordingly, pro forma financial information is not presented.


       In May 1998, the Company acquired for $4,526,000 the remaining 80% interest in All-American, which operates a nine-hole golf course, performance center, training facility and driving range located in Las Vegas, Nevada. On December 30, 1998, as part of its business plan to discontinue certain non-core business activities, the Company sold the business of All-American in exchange for barter trade credits, which were recorded at the fair market value of the asset exchanged. The Company recorded a loss on the disposition of this business of $10,341,000 in December 1998 (Note 14).


Note 16


SEGMENT INFORMATION


The Company's operating segments are organized on the basis of products and include golf clubs and golf balls. The Golf Clubs segment consists of Callaway Golf(R) titanium and stainless steel metal woods and irons, Callaway Golf(R) and Odyssey(R) putters and wedges and related accessories. The Golf Balls segment consists of golf balls that are designed, manufactured, marketed and distributed by the Company. All Other segments, including interactive golf sites, golf book publishing, new player development and a driving range venture, are aggregated as they do not meet requirements for separate disclosure set forth in SFAS No.
131. In accordance with its restructuring, the Company is no longer pursuing these initiatives (Note 14). There are no significant intersegment transactions. In 2000, management changed its method of allocating certain corporate costs and other income (expense) used in evaluating segment income (loss) before tax. As a result, certain amounts are not attributable to the segments in the determination of segment income (loss) before tax. Prior period amounts have been reclassified to reflect the current allocation methodology. The tables below contain information utilized by management to evaluate its operating segments.


   (in thousands)                          2000               1999                1998
                                         ---------         ---------            ---------
   Net sales
       Golf Clubs                        $ 803,663         $ 719,038            $ 703,060
       Golf Balls                           33,964
       All Other
                                         ---------         ---------            ---------
                                         $ 837,627         $ 719,038            $ 703,060
                                         =========         =========            =========
   Income (loss) before tax
       Golf Clubs                        $ 213,786         $ 175,794            $  47,493
       Golf Balls                          (45,918)          (36,097)             (21,826)
       All Other                                                                  (26,089)
       Reconciling items(1)                (38,546)          (54,200)             (38,477)
                                         ---------         ---------            ---------
                                         $ 129,322         $  85,497            $ (38,899)
                                         =========         =========            =========
   Depreciation and amortization
       Golf Clubs                        $  34,326         $  36,151            $  34,121
       Golf Balls                            5,923             3,726                1,072
       All Other                                                                      692
                                         ---------         ---------            ---------
                                         $  40,249         $  39,877            $  35,885
                                         =========         =========            =========
   Additions to long-lived assets
       Golf Clubs                        $  24,703         $  10,210            $  39,854
       Golf Balls                            3,683            46,912(2)            47,721
       All Other                                                                    1,408
                                         ---------         ---------            ---------
                                         $  28,386         $  57,122            $  88,983
                                         =========         =========            =========


(1) Represents corporate general and administrative expenses and other income (expense) not utilized by management in determining segment profitability.

(2) Includes amounts converted to an operating lease in 1999.


        The Company markets its products domestically and internationally, with its principal international markets being Asia and Europe. The tables below contain information about the geographical areas in which the Company operates. Revenues are attributed to the location to which the product was shipped. Long-lived assets are based on location of domicile.


        The Company, through a distribution agreement, had appointed Sumitomo as the sole distributor of Callaway Golf(R) clubs in Japan. The distribution agreement, which began in February 1993 and ended on December 31, 1999, required Sumitomo to purchase specified minimum quantities. In 1999 and 1998, sales to Sumitomo


                            Callaway Golf Company 40
accounted for 7% and 8%, respectively, of the Company's net sales. In the fourth quarter of 1999, the Company successfully completed negotiations with Sumitomo to provide a smooth transition of its business. As a result of this transition agreement, the Company recorded a net charge of $8.6 million in the fourth quarter of 1999 for buying certain current inventory, payments for non-current inventory and other transition expenses, including foreign currency transaction losses. Odyssey(R) brand products are sold through the Company's wholly-owned Japanese subsidiary, Callaway Golf K.K., and beginning January 1, 2000, Callaway Golf(R) brand products were sold through this subsidiary.


(in thousands)                   Sales     Long-Lived Assets
                               --------    -----------------
2000
United States                  $451,264        $228,920
Europe                          125,511          11,229
Japan                           122,003           3,229
Rest of Asia                     82,371             994
Other foreign countries          56,478           3,164
                               --------        --------
Total                          $837,627        $247,536
                               ========        ========

1999

United States                  $418,397        $241,241
Europe                          115,673          14,027
Japan                            55,927           2,634
Rest of Asia                     73,121             974
Other foreign countries          55,920           3,481
                               --------        --------
Total                          $719,038        $262,357
                               ========        ========

1998

United States                  $442,043        $277,611
Europe                          117,107          17,789
Japan                            61,460             857
Rest of Asia                     34,189           1,194
Other foreign countries          48,261           3,122
                               --------        --------
Total                          $703,060        $300,573
                               ========        ========


Note 17


TRANSACTIONS WITH RELATED PARTIES


During 1998, the Company entered into an agreement with Callaway Editions, Inc. to form CGMV, a limited liability company that was owned 80% by the Company and 20% by Callaway Editions, Inc. ("Callaway Editions"). Callaway Editions is a publishing and media company which is owned 9% by Ely Callaway, Chairman, President and Chief Executive Officer of the Company, and 81% by his son, Nicholas Callaway. CGMV was formed to produce print and other media products that relate to the game of golf. Pursuant to the agreement, the Company agreed to loan CGMV up to $20,000,000 for working capital, subject to CGMV's achievement of certain milestones to the satisfaction of the Company in its sole discretion. Also pursuant to the agreement, CGMV was obligated to pay an annual management fee of $450,000 to Callaway Editions. In conjunction with the Company's restructuring plan, the Company committed to sell or assign its interest in CGMV to Callaway Editions. Accordingly, the Company recorded a charge in operations to December 1998 based on the December 31, 1998 book value of CGMV (Note 14).


        During 1999, the Company forgave the existing loan balance from CGMV of approximately $2,142,000, sold its interest to Callaway Editions for a nominal amount and paid $1,000,000 as consideration for release from its obligation to loan CGMV up to $20,000,000. These transactions did not result in a charge in 1999, as they were adequately accrued in the 1998 restructuring reserve (Note
14).


        In December 1998, the Company purchased the remaining 20% interest in Callaway Golf Trading GmbH, the Company's former German distributor, for $6,766,000. The purchase price was in the form of a note payable bearing interest at 7%, due in June 1999 to the seller, who was then an officer of a wholly-owned subsidiary of the Company. The note payable was included in accounts payable and accrued expenses at December 31, 1998 and was paid in February 1999.


                            Callaway Golf Company 41

                       Report of Independent Accountants

To the Board of Directors and Shareholders of Callaway Golf Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Callaway Golf Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its revenue recognition policy effective January 1, 2000.



PricewaterhouseCoopers LLP

San Diego, California
March 19, 2001

                            Callaway Golf Company 42

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)(1)


(in thousands, except per share data)                Fiscal Year 2000 Quarters(3)
                                    ------------------------------------------------------------------------
                                      1st             2nd             3rd             4th             Total
                                    --------        --------        --------        --------        --------
Net sales                           $197,406        $289,922        $208,081        $142,218        $837,627
Gross profit                        $ 88,265        $144,507        $102,031        $ 62,705        $397,508
Net income                          $ 12,141        $ 44,189        $ 20,055        $  4,614        $ 80,999


Earnings per common share(2)
       Basic                        $   0.17        $   0.63        $   0.29        $   0.07        $   1.16
       Diluted                      $   0.17        $   0.61        $   0.29        $   0.07        $   1.13
                                    --------        --------        --------        --------        --------


                                                            Fiscal Year 1999 Quarters
                                    ------------------------------------------------------------------------
                                      1st             2nd             3rd             4th            Total
                                    --------        --------        --------        --------        --------
Net sales                           $186,747        $231,205        $184,488        $116,598        $719,038
Gross profit                        $ 82,868        $107,479        $ 89,545        $ 55,881        $334,773
Net income                          $ 12,823        $ 24,771        $ 17,572        $    156        $ 55,322


Earnings per common share(2)
        Basic                       $   0.18        $   0.35        $   0.25        $   0.00        $   0.79
        Diluted                     $   0.18        $   0.35        $   0.25        $   0.00        $   0.78
                                    --------        --------        --------        --------        --------


(1) Shipping revenues and expenses have been reclassified in accordance with Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Revenues and Costs."

(2) Earnings per share is computed individually for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

(3) Effective January 1, 2000, Callaway Golf adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Accordingly, Callaway Golf has restated its results for all quarters of the year ended December 31, 2000.


MARKET FOR COMMON SHARES AND RELATED SHAREHOLDER MATTERS


The Company's Common Shares are traded on the New York Stock Exchange (NYSE). The Company's symbol for its Common Shares is "ELY." As of March 5, 2001, the approximate number of holders of record of the Company's Common Stock was 9,000.


STOCK PRICE INFORMATION


                                                      Year ended December 31,
                                    2000                                                 1999
                    ---------------------------------------            ----------------------------------------
Period:              High           Low            Dividend             High              Low          Dividend
                    ------         ------          --------            ------            ------        --------
First Quarter       $17.75         $11.00            $0.07             $11.44            $10.00          $0.07
Second Quarter      $20.56         $14.81            $0.07             $16.69            $12.19          $0.07
Third Quarter       $16.69         $12.44            $0.07             $14.63            $ 9.31          $0.07
Fourth Quarter      $19.56         $14.50            $0.07             $18.00            $11.69          $0.07
                    ------         ------            -----             ------            ------          -----


                            Callaway Golf Company 43