Form 10-K, Exhibit 13
period 2001-12-31
CALLAWAY GOLF CO /CA
filed 2002-03-21
CIK 837465

                                                                    EXHIBIT 13.1


                           SELECTED FINANCIAL DATA(1)

(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                           YEAR ENDED DECEMBER 31,
                                                      2001           2000           1999           1998           1997
-----------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net sales                                        $ 816,163      $ 837,627      $ 719,038      $ 703,060      $ 848,941
Cost of sales                                      411,585        440,119        384,265        410,341        408,345
-----------------------------------------------------------------------------------------------------------------------
   Gross profit                                    404,578        397,508        334,773        292,719        440,596
Selling, general and administrative expenses       259,364        240,874        221,043        241,775        189,109
Research and development expenses                   32,697         34,579         34,002         36,848         30,298
Restructuring (credits) expenses                        --             --         (5,894)        54,235             --
Sumitomo transition expenses                            --             --          5,713             --             --
Litigation settlement                                   --             --             --             --         12,000
-----------------------------------------------------------------------------------------------------------------------
   Income (loss) from operations                   112,517        122,055         79,909        (40,139)       209,189
Interest and other income, net                       7,149          8,791          9,182          3,911          4,586
Interest expense                                    (1,552)        (1,524)        (3,594)        (2,671)           (10)
Unrealized energy derivative losses                (19,922)            --             --             --             --
-----------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes and
     cumulative effect of accounting change         98,192        129,322         85,497        (38,899)       213,765
Income tax provision (benefit)                      39,817         47,366         30,175        (12,335)        81,061
-----------------------------------------------------------------------------------------------------------------------
   Income (loss) before cumulative effect
     of accounting change                           58,375         81,956         55,322        (26,564)       132,704
   Cumulative effect of accounting change               --           (957)            --             --             --
-----------------------------------------------------------------------------------------------------------------------
   Net income (loss)                             $  58,375      $  80,999      $  55,322      $ (26,564)     $ 132,704
=======================================================================================================================
Earnings (loss) per common share:
   Basic
     Income (loss) before cumulative effect
        of accounting change                     $    0.84      $    1.17      $    0.79      $   (0.38)     $    1.94
     Cumulative effect of accounting change             --          (0.01)            --             --             --
-----------------------------------------------------------------------------------------------------------------------
     Net income (loss)                           $    0.84      $    1.16      $    0.79      $   (0.38)     $    1.94
=======================================================================================================================
   Diluted
     Income (loss) before cumulative effect
        of accounting change                     $    0.82      $    1.14      $    0.78      $   (0.38)     $    1.85
     Cumulative effect of accounting change             --          (0.01)            --             --             --
-----------------------------------------------------------------------------------------------------------------------
     Net income (loss)                           $    0.82      $    1.13      $    0.78      $   (0.38)     $    1.85
=======================================================================================================================
Dividends paid per share                         $    0.28      $    0.28      $    0.28      $    0.28      $    0.28
=======================================================================================================================

(IN THOUSANDS)                                                                                            DECEMBER 31,
                                                      2001           2000           1999           1998           1997
-----------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Cash and cash equivalents                        $  84,263      $ 102,596      $ 112,602      $  45,618      $  26,204
Marketable securities                            $   6,422      $      --      $      --      $      --      $      --
Working capital                                  $ 252,817      $ 233,163      $ 205,198      $ 139,598      $ 209,402
Total assets                                     $ 647,602      $ 630,934      $ 616,783      $ 655,827      $ 561,714
Long-term liabilities                            $  31,379      $   9,884      $  11,575      $  18,723      $   7,905
Total shareholders' equity                       $ 514,349      $ 511,744      $ 499,934      $ 453,096      $ 481,425

(1) This information should be read in conjunction with the information set forth below in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Notes to Consolidated Financial Statements."

Callaway Golf Company

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to provisions for warranty, uncollectible accounts receivable, inventory obsolescence, restructuring costs and market value estimates of derivative instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

YEARS ENDED DECEMBER 31, 2001 AND 2000
For the year ended December 31, 2001, net sales decreased $21.4 million (3%) to $816.2 million from $837.6 million in the prior year. The decrease is due to a decline in the sales of irons and metal woods, partially offset by an increase in sales of golf balls, putters and accessories. This decline was also the result of the timing of the launch of the Company's new products. The Company did not begin selling its 2002 products in significant quantities in 2001 and thus did not repeat the late-season launch of new products that occurred in 2000.

The decline in iron sales of $51.0 million (17%) to $248.9 million represents a decrease in both unit and dollar sales. A decline was expected as the Company's products generally sell better in their first year after introduction and 2001 was the second year in the life cycle of the Big Bertha Steelhead X-14 Stainless Steel Irons. Declines in other older iron models such as the Hawk Eye Tungsten Injected irons were partially offset by the introduction of the Hawk Eye VFT Irons in the second half of the year.

The sales of metal woods decreased $10.1 million (2%) to $392.9 million. Similar to the decline in iron sales, this decline represents a decrease in both unit and dollars sales and is primarily attributable to a decline in sales of Big Bertha Steelhead Plus Stainless Steel Metal Woods, which were introduced in January 2000. The decline in metal woods was partially offset by net increases generated by the introduction of the Big Bertha Hawk Eye VFT Metal Woods and ERC II Forged Titanium Drivers which more than offset the decrease in sales of their predecessors, Great Big Bertha Hawk Eye Metal Woods and ERC Forged Titanium Drivers, respectively.

The increase in golf ball sales of $20.9 million (62%) to $54.9 million was primarily due to the introduction of the CB1 and CTU 30 golf balls during 2001. Sales of putters, accessories and other products increased $18.8 million (18%) to $119.5 million in 2001 due primarily to increased sales of Odyssey putters and golf bags in 2001.

The Company believes the overall decline in net sales is primarily due to poor weather conditions, a general decline in the number of golf rounds played during the year, aggressive competitive pricing strategies in the industry, economic concerns among retailers and customers in many of the Company's key markets around the world, the disruption in consumer spending following the September 11th tragedy, and the United States Golf Association's actions in the United States against the Big Bertha ERC II Forged Titanium Driver. The strength of the U.S. dollar in relation to other foreign currencies also had a significant adverse effect upon the Company's net sales during 2001 as compared to 2000. As compared to the year ended December 31, 2000, a decline in foreign currency exchange rates adversely impacted net sales for the year ended December 31, 2001 by approximately $32.9 million, as measured by applying 2000 exchange rates to 2001 net sales.

During 2001, net sales in the United States decreased $7.1 million (2%) to $444.1 million as compared to net sales during 2000. Overall, the Company's net sales in regions outside the United States decreased $14.3 million (4%) to $372.1 million during 2001 as compared to 2000. Had exchange rates during 2001 been the same as exchange rates during 2000, overall net sales in regions outside of the United States would have been approximately 9% higher than reported in 2001. Net sales by regions outside of the United States in 2001 are as follows:

IN MILLIONS, EXCEPT PERCENT DATA

                                                                        Percent
                                     Net Sales     Dollar Growth         Growth
--------------------------------------------------------------------------------
Japan                                   $130.7            $  8.7             7%
Europe                                   118.4              (7.1)           (6%)
Rest of Asia including Korea              63.9             (18.5)          (22%)
Rest of World                             59.1               2.6             5%
--------------------------------------------------------------------------------
                                        $372.1            $(14.3)
================================================================================

The Company acquired certain of its distribution rights in the Europe and Rest of World regions in the first quarter of 2001 and therefore began selling directly to retailers rather than to a third party distributor.

For the year ended December 31, 2001, gross profits increased to $404.6 million from $397.5 million in 2000 and as a percentage of net sales increased to 50% in 2001 from 47% in 2000. This improvement in gross profit is a result of a shift in club product mix away from lower yielding iron products to higher yielding wood products. Golf ball product profit margins improved during 2001 as compared to 2000, as a result of increased sales volume, plant utilization and production yields. The profit margin was also favorably affected by an $8.1 million reduction in the Company's warranty expense during 2001 as compared to 2000. The Company has observed a downward trend in actual costs over the past two years associated with warranty claims due to improved product engineering and manufacturing processes combined with a reduction of costs associated with resolving claims. Accordingly, the Company reduced its warranty accrual rate during 2001. The Company believes that its warranty accrual is adequate to cover future claims and will continue to monitor the warranty accrual rate. The Company may adjust the warranty accrual rate from time to time based on various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims, and the cost to replace or repair its products under warranty.

Selling expenses in 2001 increased to $188.3 million from $170.5 million in 2000. As a percentage of net sales, these expenses increased to 23% in 2001 from 20% in 2000. The increase is primarily due to increases in advertising costs and promotional expenses of $9.6 million and $5.8 million, respectively, associated with the Company's new product launches, the rollout of new fitting cart systems and store-in-store project, and other demand creation initiatives.

                                                           Callaway Golf Company


General and administrative expenses increased to $71.1 million in 2001 from $70.3 million in 2000. As a percentage of net sales, these expenses increased to 9% in 2001 from 8% in 2000. The increase is primarily attributed to $4.0 million of higher employee compensation costs including severance charges, $3.7 million of increased costs due primarily to the consolidation of facilities and $2.9 million of increased legal expenses, partially offset by decreases in depreciation and bad debt expenses of $3.5 million and $5.1 million, respectively.

Research and development expenses in 2001 decreased to $32.7 million from $34.6 million in 2000. As a percentage of net sales, these expenses remained constant at 4% of net sales. The dollar decrease is due to a decrease in depreciation expense and employee costs.

Interest and other income decreased to $7.1 million in 2001 from $8.8 million in 2000. This decrease is primarily attributable to a decrease in interest income of $4.7 million associated with lower average cash balances, and lower interest rates, in 2001 as compared with 2000, and realized losses of $2.1 million generated from the sale of the Company's excess energy supply, partially offset by a $2.7 million increase in foreign currency transaction gains, a $1.5 million increase in realized marketable securities gains, and a $0.6 million increase in royalty income. Interest expense remained relatively constant in 2001 at $1.6 million compared to $1.5 million in 2000.

Unrealized energy derivative losses totaled $19.9 million in 2001 as a result of the Company's long-term energy supply contract which was entered into during 2001. The unrealized losses were generated by the decline in electricity rates through November, 2001. The Company did not have a similar contract in 2000. See "Supply of Electricity and Energy Contracts" below.

During 2001, the Company recorded a provision for income taxes of $39.8 million and recognized a decrease in deferred taxes of $5.1 million. During 2001, the Company realized $14.5 million in tax benefits related to the exercise of stock options. The provision for income tax as a percentage of income before taxes was 41% in 2001 as compared with 37% in 2000. The effective tax rate was higher in 2001 as compared to 2000 primarily as a result of the increased utilization of tax credits in 2000 and the unrealized energy derivative losses recognized during 2001.

Net income for 2001 decreased 28% to $58.4 million from $81.0 million in 2000. Earnings per diluted share during the year decreased 27% to $0.82 in 2001 as compared to $1.13 in 2000. During 2001, the Company recorded a non-cash charge of $14.2 million after-tax or $0.20 per diluted share, as a result of the change in estimated market value of the Company's energy supply contract. Excluding this non-cash energy supply contract charge, the Company's net income for 2001 as compared to 2000 would have decreased 10% to $72.6 million and diluted earnings per share would have decreased 10% to $1.02.

YEARS ENDED DECEMBER 31, 2000 AND 1999
For the year ended December 31, 2000, net sales increased $118.6 million, or 16%, to $837.6 million from $719.0 million in the prior year. The increase is attributable to an increase in sales of irons, golf balls and other products, including putters and accessories, partially offset by a decrease in sales of metal woods. The increase in sales of irons of 40% to $299.9 million represents an increase in both unit and dollar sales and is primarily attributable to sales of Great Big Bertha Hawk Eye Tungsten Injected Titanium Irons, which were not sold in significant quantities during 1999. Also contributing to the increase in sales of irons were sales of Big Bertha Steelhead X-14 Stainless Steel Irons, which were introduced in January 2000, and which generated higher revenues during 2000 than its predecessor, Big Bertha X-12 Stainless Steel Irons, did in 1999. This increase includes sales of $34.0 million of its Rule 35 golf balls during 2000. This product was not sold during 1999. The overall decrease in sales of metal woods of 3% to $403.0 million represents a decrease in both unit and dollar sales of titanium and non-current metal woods, partially offset by an increase in unit and dollar sales of stainless steel metal woods. The overall decrease in sales of metal woods is primarily attributable to sales of non-current products during 1999, which did not occur in significant quantities during the comparable period of 2000, and to a decrease in sales of Great Big Bertha Hawk Eye Titanium Metal Woods during 2000 as compared with 1999, the year in which they were introduced. However, sales of ERC Forged Titanium Drivers, which began shipping in significant quantities in the second quarter of 2000, and initial shipments of the Company's newly-introduced ERC II Forged Titanium Drivers and Big Bertha Hawk Eye VFT Titanium Metal Woods, which began shipping in limited quantities in December 2000, partially offset the decrease in sales of titanium metal woods. Also partially offsetting the decrease in sales of titanium metal woods was an increase in sales of stainless steel metal woods attributable to the January 2000 introduction of Big Bertha Steelhead Plus Stainless Steel Metal Woods, which generated higher revenue in 2000 than their predecessor, Big Bertha Steelhead Stainless Steel Metal Woods, did in 1999.

Net sales reflect the effect of a reclassification of shipping revenues from selling expenses. This reclassification, which added $5.5 million to net sales in 2000 and $4.6 million in 1999 was required by Emerging Issues Task Force Issue No. 00-10 ("EITF 00-10"), and did not result in a change in the Company's earnings or earnings per share for any period.

During 2000, sales in the United States increased $32.8 million (8%) to $451.2 million as compared to net sales during 1999. Overall, the Company's sales in regions outside the United States increased $85.8 million (29%) to $386.4 million during 2000 as compared to 1999. Overall sales in regions outside of the U.S. in 2000 as compared to 1999 were not significantly impacted by fluctuations in foreign currency exchange rates. Net sales by regions outside of the United States are as follows:

IN MILLIONS, EXCEPT PERCENT DATA

                                                                        Percent
                                     Net Sales     Dollar Growth         Growth
--------------------------------------------------------------------------------
Japan                                   $122.0            $ 66.1           118%
Europe                                   125.5               9.8             9%
Rest of Asia including Korea              82.4               9.3            13%
Rest of World                             56.5               0.6             1%
--------------------------------------------------------------------------------
                                        $386.4            $ 85.8
================================================================================

Net sales in Japan increased significantly because the Company began selling directly to customers in 2000 rather than through a distributor, as in prior years.

For the year ended December 31, 2000, gross profits increased to $397.5 million from $334.8 million in 2000 and as a percentage of net sales remained constant at 47%. Overall gross profit was adversely affected in 2000 by lower margins associated with manufacturing the Company's new golf balls which resulted primarily from low plant utilization and production yields. This effect was offset by improvements in golf club product margins. This improvement is primarily attributable to reductions in manufacturing labor and overhead expenses, favorable product mix primarily related to sales of ERC Forged Titanium Drivers and the negative effect on 1999 gross profits that resulted from close-out sales at substantially reduced prices.

Selling expense in 2000 increased to $170.5 million from $128.6 million in 1999, and as a percentage of net sales increased to 20% from 18%. These amounts include the reclassification of shipping revenue and expense, which

Callaway Golf Company


were previously recorded in selling expense. The effect of this reclassification reduced selling expense by $5.7 million in 2000 and $3.3 million in 1999. The overall increase in selling expense was primarily attributable to incremental expenses associated with the launch of the Company's Rule 35 golf balls and with expanded golf club sales activity in the Company's Japanese subsidiary. Prior to 2000, Callaway Golf products were sold in Japan through a third party distributor. Expenses related to product endorsement also contributed to the increase.

General and administrative expense decreased to $70.3 million in 2000 from $92.5 million in 1999, and as a percentage of net sales decreased to 8% from 13%. This decrease is primarily attributable to the shifting of $18.4 million of costs associated with the Company's golf ball pre-production period from general and administrative expense in 1999 to cost of goods sold in 2000, as these costs were related to production of golf balls in 2000. Also contributing to the decrease were reductions in legal and consulting fees and in depreciation expense of $3.2 million and $1.0 million, respectively. The overall decrease was partially offset by an increase in bad debt expense of $4.4 million associated with the write-off of uncollectible accounts.

Research and development expense was $34.6 million in 2000 as compared with $34.0 million in 1999, and as a percentage of net sales decreased to 4% from 5%. The nominal dollar increase was primarily attributable to an increase in employee compensation and benefits.

Interest and other income decreased to $8.8 million in 2000 from $9.2 million in 1999. This decrease is primarily attributable to the 1999 receipt of $3.6 million of insurance proceeds related to the Company's deferred compensation plan. This decrease was partially offset by a $1.6 million increase in royalty income, a $0.6 million decrease in foreign currency transaction losses and a $0.7 million increase in interest income associated with higher average cash balances in 2000 as compared with 1999.

Interest expense decreased to $1.5 million in 2000 from $3.6 million in 1999. This decrease reflects a decline in interest expense in the amounts of $1.4 million associated with the interim finance agreement for pre-lease financing advances for the acquisition and installation costs of machinery and equipment and $0.7 million associated with debt balances on the Company's line of credit and accounts receivable securitization facilities. The line of credit and accounts receivable securitization facilities were not utilized in 2000 and the interim finance agreement was terminated in 1999.

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

The Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101") in the fourth quarter of 2000 with an effective date of January 1, 2000. SAB No. 101 summarizes the Securities and Exchange Commission's ("SEC") Division of Corporation Finance Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. As a result of the adoption of SAB No. 101, the Company recognized a cumulative effect adjustment of $1.0 million in the Consolidated Statement of Operations for the year ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2001, cash and cash equivalents decreased to $84.3 million from $102.6 million at December 31, 2000. The decrease primarily resulted from cash used in financing and investing activities of $74.0 million and $42.8 million, respectively, partially offset by cash provided by operating activities of $100.2 million. Cash flows used in financing activities are primarily attributable to the acquisition of treasury stock ($104.0 million) and the payment of dividends ($19.4 million), partially offset by proceeds from the exercise of employee stock options ($45.0 million) and purchases under the employee stock purchase plan ($5.7 million). Cash flows used in investing activities are primarily attributable to capital expenditures ($35.3 million). Cash flows provided by operating activities reflect decreases in accounts receivable ($3.2 million) and other assets ($5.6 million), as well as increases in accounts payable and accrued expenses ($3.9 million) and increases in accrued employee compensation and benefits ($2.8 million), partially offset by an increase in inventory ($37.1 million) and decreases in accrued warranty expense ($4.5 million) and income taxes payable ($1.6 million). The increase in inventory is primarily attributable to the Company's expanded new product introductions for 2002 and the timing of the launch of these new products. The Company did not begin selling its 2002 products in significant quantities in 2001 and thus did not repeat the late-season launch of new products that occurred in 2000.

The Company's principal source of liquidity, both on a short-term and long-term basis, has been cash flow provided by operations and the Company's credit facilities. The Company currently expects this trend to continue. The Company has a revolving credit facility for up to $120.0 million (the "Amended Credit Agreement") and an $80.0 million accounts receivable securitization facility (the "Accounts Receivable Facility"). During 2001, the Company did not utilize either its Accounts Receivable Facility or its line of credit under the Amended Credit Agreement. At December 31, 2001, the Company had $120.0 million available under the Amended Credit Agreement, subject to meeting certain availability requirements under a borrowing base formula and other limitations. Also at December 31, 2001, there were no advances under the Accounts Receivable Facility, leaving up to $80.0 million available under this facility. See Notes 4 and 5 to the Consolidated Financial Statements for further detail.

In May 2000, the Company announced that its Board of Directors authorized it to repurchase its Common Stock in the open market or in private transactions, subject to the Company's assessment of market conditions and buying opportunities from time to time, up to a maximum cost to the Company of $100.0 million. The Company began its repurchase program in May 2000 and during the second quarter of 2001 completed the program which resulted in the repurchase of a total of 5.8 million shares of the Company's Common Stock at an average cost of $17.13 per share.

In August 2001, the Company announced that its Board of Directors authorized it to repurchase additional shares of its Common Stock in the open market or in private transactions, subject to the Company's assessment of market conditions and buying opportunities from time to time, up to a maximum cost to the Company of $100.0 million. During the second half of 2001, the Company repurchased 5.0 million shares of its Common Stock at an average cost of $16.98 per share.

In December 1998, the Company entered into a master lease agreement for the acquisition and lease of machinery and equipment utilized in the Company's golf ball operations. By December 31, 1999, the Company had finalized its lease program and leased $50.0 million of equipment under the

                                                           Callaway Golf Company


operating lease. On February 11, 2002, pursuant to the master lease agreement, the Company notified the lessor of its election to purchase the leased equipment in August 2002 for approximately $44.8 million plus the payment of approximately $5.2 million of lease termination fees.

In April 2001, the Company entered into a note payable as part of a licensing agreement for patent rights. The unsecured, interest-free note payable matures on December 31, 2003 and is payable in quarterly installments. The total amounts payable in 2002 and 2003 are $2.7 million and $3.3 million, respectively.

The Company has entered into long-term purchase agreements for various key raw materials. The purchase commitments covered by these agreements aggregate approximately $4.0 million per year for 2002 and 2003.

Although the Company's golf club operations are mature and historically have generated cash from operations, the Company's golf ball operations are relatively new and to date have not generated cash flows sufficient to fund these operations. The Company does not expect that its golf ball operations will generate sufficient cash to fund these operations in the next twelve months. However, based upon its current operating plan, analysis of its consolidated financial position and projected future results of operations, the Company believes that its operating cash flows, together with its credit facilities, will be sufficient to finance current operating requirements, including planned capital expenditures and purchase commitments. There can be no assurance, however, that future industry specific or other developments, general economic trends or other matters, will not adversely affect the Company's operations or its ability to meet its future cash requirements (see "Certain Factors Affecting Callaway Golf Company" below).

Supply of Electricity and Energy Contracts
Beginning in the summer of 2000, the Company identified a future risk to ongoing operations as a result of the deregulation of the electricity market in California. In July 2000, the Company entered into a one-year supply agreement with Idaho Power Company ("Idaho Power"), a subsidiary of Idacorp, Inc., for the supply of electricity at $64 per megawatt hour. During the second quarter of 2001, Idaho Power advised the Company that it was unwilling to renew the contract upon expiration in July 2001 due to concerns surrounding the volatility of the California electricity market at that time.

As a result, in the second quarter of 2001, the Company entered into an agreement with Pilot Power Group, Inc. ("Pilot Power") as the Company's energy service provider and in connection therewith entered into a long-term, fixed-priced, fixed-capacity, energy supply contract ("Enron Contract") with Enron Energy Services, Inc. ("EESI"), a subsidiary of Enron Corporation, as part of a comprehensive strategy to ensure the uninterrupted supply of electricity while capping costs in the volatile California electricity market. The Enron Contract provided, subject to the other terms and conditions of the contract, for the Company to purchase nine megawatts of energy per hour from June 1, 2001 through May 31, 2006 (394,416 megawatts over the term of the contract). The total purchase price for such energy over the full contract term was approximately $43.5 million.

At the time the Company entered into the Enron Contract, nine megawatts per hour was in excess of the amount the Company expected to be able to use in its operations. The Company agreed to purchase this amount, however, in order to obtain a more favorable price than the Company could have obtained if the Company had purchased a lesser quantity. The Company expected to be able to sell any excess supply through Pilot Power.

Because the Enron Contract provided for the Company to purchase an amount of energy in excess of what it expected to be able to use in its operations, the Company accounted for the Enron Contract as a derivative instrument in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Enron Contract did not qualify for hedge accounting under SFAS No. 133. Therefore, the Company recognized changes in the estimated fair value of the Enron Contract currently in earnings. The estimated fair value of the Enron Contract was based upon a present value determination of the net differential between the contract price for electricity and the estimated future market prices for electricity as applied to the remaining amount of unpurchased electricity under the Enron Contract. Through September 30, 2001, the Company recorded unrealized pre-tax losses of $19.9 million ($7.7 million in the second quarter of 2001 and $12.2 million in the third quarter of 2001).

On November 29, 2001, the Company notified EESI that, among other things, EESI was in default of the Enron Contract and that based upon such default, and for other reasons, the Company was terminating the Enron Contract effective immediately. At the time of termination, the contract price for the remaining energy to be purchased under the Enron Contract through May 2006 was approximately $39.1 million.

On November 30, 2001, EESI notified the Company that it disagreed that it was in default of the Enron Contract and that it was prepared to deliver energy pursuant to the Enron Contract. However, on December 2, 2001, EESI, along with Enron Corporation and numerous other related entities, filed for bankruptcy. Since November 30, 2001, the parties have not been operating under the Enron Contract and Pilot Power has been providing energy to the Company from alternate suppliers.

As a result of the Company's notice of termination to EESI, and certain other automatic termination provisions under the Enron Contract, the Company believes that the Enron Contract has been terminated. As a result, the Company adjusted the estimated value of the Enron Contract through the date of termination, at which time the terminated Enron Contract ceased to represent a derivative instrument in accordance with SFAS No. 133. Because the Enron Contract is terminated and neither party to the contract is performing pursuant to the terms of the contract, the Company no longer records future valuation adjustments for changes in electricity rates. The Company continues to reflect on its balance sheet the derivative valuation account of $19.9 million at December 31, 2001, subject to periodic review, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In applying these accounting principles, the Company sought and received guidance from its auditors and others.

The Company believes the Enron Contract has been terminated, and as of March 8, 2002, EESI has not asserted any claim against the Company. There can be no assurance, however, that EESI or another party will not assert a future claim against the Company or that a bankruptcy court or arbitrator will not ultimately nullify the Company's termination of the Enron Contract. No provision has been made for contingencies or obligations, if any, under the Enron Contract beyond November 30, 2001.

Restructuring
In 1998, the Company recorded a restructuring charge of $54.2 million resulting from a number of cost reduction actions and operational improvements. During 1999, the Company completed its restructuring initiatives. During 2000, the Company paid $1.4 million related to its restructuring obligations, primarily rents associated with its former New York City facility. At December 31, 2000, there was no remaining reserve balance. The Company

Callaway Golf Company



has a contingent liability related to the New York City facility (see Notes 11 and 12 to the Consolidated Financial Statements).

Certain Factors Affecting Callaway Golf Company
The financial statements contained in this report and the related discussion describe and analyze the Company's financial performance and condition for the periods indicated. For the most part, this information is historical. The Company's prior results, however, are not necessarily indicative of the Company's future performance or financial condition. The Company therefore has included the following discussion of certain factors which could affect the Company's future performance or financial condition. These factors could cause the Company's future performance or financial condition to differ materially from its prior performance or financial condition or from management's expectations or estimates of the Company's future performance or financial condition. These factors, among others, should be considered in assessing the Company's future prospects and prior to making an investment decision with respect to the Company's stock.

TERRORIST ACTIVITY AND ARMED CONFLICT Terrorist activities and armed conflicts (such as the attacks on the World Trade Center and the Pentagon, the incidents of Anthrax poisoning and the military actions in Afghanistan) would likely have a significant adverse effect upon the Company's business. Such events would likely have an adverse effect upon an already fragile world economy (discussed below) and would likely adversely affect the level of demand for the Company's products as consumer's attention and interest are diverted from golf and become focused on these events and the economic, political, and public safety issues and concerns associated with such events. Also, such events could adversely affect the Company's ability to manage its supply and delivery logistics. If such events caused a significant disruption in domestic or international air, ground or sea shipments, the Company's ability to obtain the materials necessary to produce and sell its products and to deliver customer orders also could be materially adversely affected. Furthermore, such events have negatively impacted tourism. If this negative impact upon tourism continues, the Company's sales to retailers at resorts and other vacation destinations would be materially adversely affected.

ADVERSE GLOBAL ECONOMIC CONDITIONS The Company sells golf clubs, golf balls and golf accessories. These products are recreational in nature and are therefore discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases of golf products during favorable economic conditions. An adverse change in economic conditions in the United States or in the Company's international markets (which represent almost half of the Company's total sales), or even a decrease in consumer confidence as a result of anticipated adverse changes in economic conditions, could cause consumers to forgo or to postpone purchasing new golf products. Such forgone or postponed purchases could have a material adverse effect upon the Company.

The economic conditions in many of the Company's key markets around the world are currently viewed by many as uncertain or troubled. In the United States, there have been many announcements by companies of large-scale reductions in force and others are expected. Consumers are less likely to purchase new golf equipment when they are unemployed. Furthermore, even if economic conditions were to improve during the latter part of 2002, the Company's sales in 2002 may not experience a corresponding improvement because the golf selling season would largely be over.

FOREIGN CURRENCY RISKS Almost half of the Company's sales are international sales. As a result, the Company conducts transactions in approximately 12 currencies worldwide. Conducting business in such various currencies increases the Company's exposure to devaluations of foreign currencies relative to the U.S. dollar which adversely impacts the Company's results of operations. The Company's results in 2001 were significantly affected negatively by the strength of the U.S. dollar versus other foreign currencies as compared to the prior year. Continued weakness in such foreign currencies during 2002 would have a significant negative effect upon the Company.

The Company tries to mitigate its exposure to foreign currency fluctuations by engaging in certain hedging activities. The Company's hedges reduce, but do not eliminate, the affects of such foreign currency fluctuations on the Company's results of operations. For example, the Company successfully entered into hedges for certain transactions it anticipated to occur during 2001. These hedging activities mitigated, but did not eliminate, the negative effects of foreign currency fluctuations on the hedged transactions that occurred during such period. Despite the Company's successful hedge transactions, decreases in foreign currency exchange rates adversely impacted net sales for the year ended December 31, 2001 by approximately $32.9 million (as measured by applying 2000 exchange rates to 2001 net sales). If the Company does not successfully hedge future transactions, the adverse effects of foreign currency devaluations would increase. (See below Item 3, Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Fluctuations).

GROWTH OPPORTUNITIES Golf Clubs. In order for the Company to significantly grow its sales of golf clubs, the Company must either increase its share of the market for golf clubs or the market for golf clubs must grow. The Company already has a significant share of the worldwide premium golf club market and therefore opportunities for additional market share may be limited. The Company does not believe there has been any material increase in participation or the number of rounds played in 1999, 2000 or 2001. In fact, Golf Datatech reports that the number of rounds played declined 9 out of 12 months in 2001. Furthermore, the Company believes that since 1997 the overall worldwide premium golf club market has generally not experienced substantial growth in dollar volume from year to year. There is no assurance that the overall dollar volume of the worldwide premium golf club market will grow, or that it will not decline, in the future. The Company's future club sales growth therefore may be limited unless there is growth in the worldwide premium golf club market or it can grow its already significant market share.

Golf Balls. The Company began selling its golf balls in February 2000 and does not have as significant of a market share as it does in the club business. Although opportunities exist for the acquisition of additional market share in the golf ball market, such market share is currently held by some well-established and well-financed competitors. There is no assurance that the Company will be able to obtain additional market share in this very competitive golf ball market. If the Company is unable to obtain additional market share, its golf ball sales growth may be limited.

GOLF BALL COSTS The cost of entering the golf ball business has been significant. To date, the development of the Company's golf ball business has had a significant negative impact on the Company's cash flows, financial position and results of operations. The Company will need to produce and sell golf balls in large volumes to cover its costs and become profitable in 2002. Although the Company's golf ball operations have shown significant improvement during 2001, there is no assurance that the Company will be able to achieve the sales or production efficiencies necessary to make its golf ball business profitable. Until the golf ball business becomes profitable, the Company's results of operations, cash flows and financial position will continue to be negatively affected.

                                                           Callaway Golf Company


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

DEPENDENCE ON ENERGY RESOURCES The Company's golf club and golf ball manufacturing facilities use, among other resources, significant quantities of electricity to operate. Many companies in California have experienced periods of blackouts during which electricity was not available. The Company has experienced one blackout period to date, and it is possible the Company will experience additional blackout periods. The Company has taken certain steps to provide access to alternative power supplies for certain of its operations, and believes that these measures could mitigate any impact resulting from possible future blackouts.

During the second quarter of 2001, the Company entered into a long-term energy supply contract as part of a comprehensive strategy to ensure the uninterrupted supply of energy while capping electricity costs in the volatile California energy market. To obtain a more favorable price and to assure adequate supplies during times of peak loads, the Company agreed to purchase a significantly greater supply of electricity than it expected to use in its business. The Company had expected to be able to re-sell some or all of this excess supply and thereby reduce the net price of the electricity it uses in its business. However, due to cooler than normal weather, government intervention and market and regulatory imperfections, the market price for electricity in California dropped significantly. As a result, the Company was unable to re-sell the excess supply of electricity at favorable rates and thus the net cost of the electricity used in the Company's business was higher than expected. In November 2001, the Company terminated its long-term supply contract and is currently purchasing wholesale energy through the Company's energy service provider under short-term contracts. If energy rates were once again to increase significantly, the Company's energy costs would increase significantly and adversely affect the Company's results of operations.

DEPENDENCE ON CERTAIN SUPPLIERS AND MATERIALS The Company is dependent on a limited number of suppliers for its clubheads and shafts, some of which are single-sourced. In addition, some of the Company's products require specifically developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. The Company believes that suitable clubheads and shafts could be obtained from other manufacturers in the event its regular suppliers are unable to provide components. However, any significant production delay or disruption caused by the inability of current suppliers to deliver or the transition to other suppliers could have a material adverse impact on the Company's results of operations. The Company is also single-sourced or dependent on a limited number of suppliers for the materials it uses to make its golf balls. Many of the materials are customized for the Company. Any delay or interruption in such supplies could have a material adverse impact upon the Company's golf ball business. If the Company did experience any such delays or interruptions, there is no assurance that the Company would be able to find adequate alternative suppliers at a reasonable cost or without significant disruption to its business.

The Company uses United Parcel Service ("UPS") for substantially all ground shipments of products to its U.S. customers. The Company uses air carriers and ships for most of its international shipments of products. Any significant interruption in UPS, air carrier or ship services could have a material adverse effect upon the Company's ability to deliver its products to its customers. If there were any such interruption in its services, there is no assurance that the Company could engage alternative suppliers to deliver its products in a timely and cost-efficient manner. In addition, many of the components the Company uses to build its golf clubs, including clubheads and shafts, are shipped to the Company via air carrier. Any significant interruption in UPS services, air carrier services or shipping services into or out of the United States could have a material adverse effect upon the Company.

The Company's size has made it a large consumer of certain materials, including titanium alloys and carbon fiber. The Company does not make these materials itself, and must rely on its ability to obtain adequate supplies in the world marketplace in competition with other users of such materials. While the Company has been successful in obtaining its requirements for such materials thus far, there can be no assurance that it always will be able to do so. An interruption in the supply of the materials used by the Company or a significant change in costs could have a material adverse effect on the Company.

COMPETITION Golf Clubs. The worldwide market for premium golf clubs is highly competitive, and is served by a number of well-established and well-financed companies with recognized brand names, as well as new companies with popular products. For example, in 2002 Nike began marketing and selling golf clubs that will compete with the Company's products, and several manufacturers in Japan have announced plans to expand their businesses in the United States. New product introductions, price reductions, extended payment terms and "close-outs" by competitors continue to generate increased market competition. While the Company believes that its products and its marketing efforts continue to be competitive, there can be no assurance that successful marketing activities, discounted pricing, extended payment terms or new product introductions by competitors will not negatively impact the Company's future sales.

Golf Balls. The premium golf ball business is also highly competitive, and may be becoming even more competitive. There are a number of well-established and well-financed competitors, including one competitor with an estimated market share in excess of 50% of the premium golf ball business. There are also several other competitors, including Nike and Taylor Made, that have introduced or will introduce golf ball designs that directly compete with the Company's products, and several manufacturers in Japan have announced their plans to expand their businesses in the United States. Furthermore, as competition in this business increases, many of these competitors are discounting substantially the prices of their products. In order for its golf ball business to be successful, the Company will need to penetrate the market share held by existing competitors, while competing with new entrants, and must do so at prices that are profitable. There can be no assurance that the Company's golf balls will obtain the market acceptance necessary to be commercially successful.

Callaway Golf Company


MARKET ACCEPTANCE OF PRODUCTS A golf manufacturer's ability to compete is in part dependent upon its ability to satisfy the various subjective requirements of golfers, including a golf club's and golf ball's look and "feel," and the level of acceptance that a golf club and ball has among professional and recreational golfers. The subjective preferences of golf club and ball purchasers are difficult to predict and may be subject to rapid and unanticipated changes. For example, the Company's new HX Golf Balls employ revolutionary aerodynamic technology. This aerodynamic technology is reflected in the Company's patented tubular lattice network (a criss-crossing network of tube-like projections that form hexagonal and pentagonal patterns around the golf ball, as opposed to the conventional dimple), which gives it a unique appearance different from any other golf ball on the market. There is no assurance that golfers will be willing to purchase golf balls with this unique appearance, notwithstanding the performance advantages.

In addition, the Company's products have tended to incorporate significant innovations in design and manufacture, which have often resulted in higher prices for the Company's products relative to other products in the marketplace. There can be no assurance that a significant percentage of the public will always be willing to pay such premium prices for golf equipment or that the Company will be able to continue to design and manufacture premium products that achieve market acceptance in the future. For example, the Company's new Big Bertha C4 Driver is made of a compression cured carbon composite. All current leading drivers in the marketplace are made of metal, generally either steel or titanium. Although the Company believes that its new C4 Drivers provide exceptional performance, there is no assurance golfers will be willing to pay premium prices for a non-metallic driver or that the C4 Driver will be commercially successful.

In general, there can be no assurance as to how long the Company's golf clubs and balls will maintain market acceptance and therefore no assurance that the demand for the Company's products will permit the Company to experience growth in sales, or maintain historical levels of sales, in the future.

NEW PRODUCT INTRODUCTION The Company believes that the introduction of new, innovative golf clubs and golf balls is important to its future success. A major portion of the Company's revenues is generated by products that are less than two years old. The Company faces certain risks associated with such a strategy. For example, in the golf industry, new models and basic design changes in golf equipment are frequently met with consumer rejection. In addition, prior successful designs may be rendered obsolete within a relatively short period of time as new products are introduced into the marketplace. Further, any new products that retail at a lower price than prior products may negatively impact the Company's revenues unless unit sales increase.

The rapid introduction of new golf club or golf ball products by the Company could result in close-outs of existing inventories at both the wholesale and retail levels. Such close-outs can result in reduced margins on the sale of older products, as well as reduced sales of new products, given the availability of older products at lower prices. Furthermore, it previously was the Company's practice to announce its new product line at the beginning of each calendar year. The Company recently departed from that practice and now announces its new product line in the fourth quarter to allow retailers to plan better. Such early announcements of new products could cause golfers, and therefore the Company's customers, to defer purchasing additional golf equipment until the Company's new products are available. Such deferments could have a material adverse effect upon sales of the Company's current products and/or result in close-out sales at reduced prices.

CONFORMANCE WITH THE RULES OF GOLF New golf club and golf ball products generally seek to satisfy the standards established by the United States Golf Association ("USGA") and the Royal and Ancient Golf Club of St. Andrews ("R&A") because these standards are generally followed by golfers within their respective jurisdictions. The USGA rules are generally followed in the United States, Canada and Mexico, and the R&A rules are generally followed in most other countries throughout the world.

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

Currently, all of the Company's products are believed to be "conforming" under the Rules of Golf as published by the R&A. In addition, all of the Company's products with the exception of the Company's ERC II (and ERC II Pro Spec) Forged Titanium Driver are believed to be "conforming" under the Rules of Golf as published by the USGA and RCGA (the Company's ERC Fairway Woods are conforming). Although the ERC II Drivers conform to all existing R&A equipment rules, and most existing USGA and RCGA equipment rules, they do not conform to the USGA's so-called "spring-like effect" test protocol. There is no assurance that new designs will satisfy USGA and/or R&A standards, or that existing USGA and/or R&A standards will not be altered in ways that adversely affect the sales of the Company's products. For example, if the R&A were to reverse its current position and rule that ERC II Drivers are non-conforming under the Rules of Golf as published by the R&A, then the Company believes its sales of ERC II Drivers in the Company's international markets would be significantly adversely affected.

On October 18, 2000, the Company announced that it intended to sell its ERC II Forged Titanium Driver in the U.S. despite the fact that it was ruled to be non-conforming by the USGA. To the Company's knowledge, it was the first large, premium brand golf equipment company to sell non-conforming equipment in the U.S. By undertaking this approach, the Company hoped to expand participation in the game of golf in the United States -- the source of more than half of the Company's revenues -- by making the game more enjoyable and accessible for more people, including those people who play the game primarily for fun, enjoyment and recreation.

While the Company believed that this is the best strategy for the Company and its shareholders, and one that is good for the game of golf as well, the strategy proved to be risky. The USGA vigorously and openly opposed the sale or use of the ERC II Driver. On December 8, 2000, the USGA announced that scores in rounds played with clubs that do not conform to USGA rules, such as the ERC II Forged Titanium Driver, may not be posted for USGA handicap purposes. That position was reinforced by further announcements by the USGA. A significant number of U.S. retailers declined to carry the ERC II Driver. It also appears at this time that a significant number of U.S. golfers have decided that they do not wish to purchase a driver that may not be used

                                                           Callaway Golf Company


in competitions in the U.S. played subject to USGA rules or that may not be used for handicap purposes. Retailer and/or consumer backlash against the introduction of a non-conforming product hurt sales of ERC II Drivers in the U.S., and may have injured sales of other, conforming products, or otherwise damaged the brand. These negative effects will materially limit U.S. sales of ERC II Drivers in 2002 and in future years, and could even negatively affect in a material way the strength of the brand and the Company's business overseas despite the fact that the ERC II Drivers fully conform with the R&A's Rules. On the other hand, if there is a change in attitude and a large number of American golfers who do not play in tournaments subject to the USGA's Rules are prepared to purchase an exceptional non-conforming driver for use in recreational play, and/or the Company's strategy is successful over time in attracting more people to the game of golf in the U.S., then the beneficial effects could be significant.

GOLF PROFESSIONAL ENDORSEMENTS The Company establishes relationships with professional golfers in order to evaluate and promote Callaway Golf and Odyssey branded products. The Company has entered into endorsement arrangements with members of the various professional tours, including the Senior PGA Tour, the PGA Tour, the LPGA Tour, the PGA European Tour, the Japan Golf Tour and the buy.com Tour. While most professional golfers fulfill their contractual obligations, some have been known to stop using a sponsor's products despite contractual commitments. If certain of the Company's professional endorsers were to stop using the Company's products contrary to their endorsement agreements, the Company's business could be adversely affected in a material way by the negative publicity.

Golf Clubs. Many professional golfers throughout the world use the Company's golf clubs even though they are not contractually bound to do so and do not grant any endorsement to the Company. The Company previously created cash pools that rewarded such usage. In 2001, the Company discontinued these pools and is allocating these resources to other tour programs. In addition, many other companies are aggressively seeking the patronage of these professionals, and are offering many inducements, including specially designed products and significant cash rewards. In the past, the Company has experienced an exceptional level of club usage on the world's major professional tours, and the Company has heavily advertised that fact. The Company's lack of cash inducements for non-staff golfers resulted in a decrease in usage of the Company's clubs by professional golfers in 2001 and could result in a further decrease in 2002. The Company continues to evaluate from time to time whether to implement programs that reward usage of the Company's products. While it is not clear to what extent professional usage contributes to retail sales, it is possible that a decline in the level of professional usage of the Company's products could have a material adverse effect on the Company's sales and business.

Golf Balls. Many golf ball manufacturers, including the leading U.S. manufacturer of premium golf balls, have focused a great deal of their marketing efforts on promoting the fact that tour professionals use their balls. Some of these golf ball competitors spend large amounts of money to secure professional endorsements, and the market leader has obtained a very high degree of tour penetration. While almost all of the Company's staff professionals, as well as other professionals who are not on the Company's staff, have decided to use the Company's golf balls in play, there is no assurance they will continue to do so. Furthermore, there are many other professionals who are already under contract with other golf ball manufacturers or who, for other reasons, may not choose to play the Company's golf ball products. The Company does not plan to match the endorsement spending levels of the leading manufacturer, and will instead rely more heavily upon the performance of the ball and other factors to attract professionals to the product. In the future, the Company may or may not increase its tour spending in support of its golf ball. It is not clear to what extent use by professionals is important to the commercial success of the Company's golf balls, but it is possible that the results of the Company's golf ball business could be significantly affected by its success or lack of success in securing acceptance on the professional tours.

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

An increasing number of the Company's competitors have, like the Company itself, sought to obtain patent, trademark, copyright or other protection of their proprietary rights and designs for golf clubs and golf balls. From time to time, others have contacted or may contact the Company to claim that they have proprietary rights that have been infringed by the Company and/or its products. The Company evaluates any such claims and, where appropriate, has obtained or sought to obtain licenses or other business arrangements. To date, there have been no interruptions in the Company's business as a result of any claims of infringement. No assurance can be given, however, that the Company will not be adversely affected in the future by the assertion of intellectual property rights belonging to others. This effect could include alteration or withdrawal of existing products and delayed introduction of new products.

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

The Company has procedures to maintain the secrecy of its confidential business information. These procedures include criteria for dissemination of information and written confidentiality agreements with employees and suppliers. Suppliers, when engaged in joint research projects, are required to enter into additional confidentiality agreements. While these efforts are taken seriously, there can be no assurance that these measures will prove adequate in all instances to protect the Company's confidential information.

SEASONALITY AND ADVERSE WEATHER CONDITIONS In the golf club and golf ball industries, sales to retailers are generally seasonal due to lower demand in the retail market during cold weather months. The Company's golf club business has generally experienced these seasonal fluctuations and the Company expects this to continue generally for both its golf club and golf ball businesses. Furthermore, unusual or severe weather conditions generally result in less golf rounds played, which generally results in less demand for golf clubs and golf balls. Consequently, sustained adverse weather conditions, especially during the warm weather months, could materially affect the Company's sales. The Company believes that overall in the Company's principal markets during

Callaway Golf Company


the first half of 2001 there was unusually adverse weather, which affected retail sales of the Company's products and made the Company's customers reluctant to re-order in quantity.

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

Golf Balls. The Company has not experienced significant returns of defective golf balls, and in light of the quality control procedures implemented in the production of its golf balls, the Company does not expect a significant amount of defective ball returns. However, if future returns of defective golf balls were significant, it could have a material adverse effect upon the Company's golf ball business.

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

INTERNATIONAL DISTRIBUTION The Company's management believes that controlling the distribution of its products in certain major markets in the world has been and will be an element in the future growth and success of the Company. The Company has reorganized a substantial portion of its international operations, including the acquisition of distribution rights in certain key countries in Europe, Asia and North America. These efforts have resulted and will continue to result in additional investments in inventory, accounts receivable, employees, corporate infrastructure and facilities. The operation of foreign distribution in the Company's international markets will continue to require the dedication of management and other Company resources.

CREDIT RISK The Company primarily sells its products to golf equipment retailers directly and through wholly-owned domestic and foreign subsidiaries, and to foreign distributors. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from these customers. Historically, the Company's bad debt expense has been low. However, a downturn in the retail golf equipment market could result in increased delinquent or uncollectible accounts for some of the Company's significant customers. In addition, as the Company integrates its foreign distribution its exposure to credit risks increases as it no longer sells to a few wholesalers but rather directly to many retailers. A failure of a significant portion of the Company's customers to meet their obligations to the Company would adversely impact the Company's performance and financial condition.

INFORMATION SYSTEMS All of the Company's major operations, including manufacturing, distribution, sales and accounting, are dependent upon the Company's information computer systems. Any significant disruption in the operation of such systems, either as a result of an internal system malfunction or infection from an external computer virus, would have a significant adverse effect upon the Company's ability to operate its business. Although the Company has taken steps to mitigate the effect of any such disruptions, there is no assurance that such steps would be adequate in a particular situation. Consequently, a significant or extended disruption in the operation of the Company's information systems could have a material adverse effect upon the Company's operations and therefore financial performance and condition.

Quantitative and Qualitative Disclosures About Market Risk
The Company uses derivative financial instruments for hedging purposes to limit its exposure to changes in foreign exchange rates. Transactions involving these financial instruments are with credit-worthy firms. The use of these instruments exposes the Company to market and credit risk which may at times be concentrated with certain counterparties, although counterparty nonperformance is not anticipated. The Company utilized a derivative commodity instrument, the Enron Contract, to manage electricity costs in the volatile California energy market during the period of June 2001 through November 2001. Pursuant to its terms, the Enron Contract was terminated and the Company has not entered into another long-term energy contract that would be considered a derivative commodity instrument. The Company is also exposed to interest rate risk from its credit facilities and accounts receivable securitization arrangement. (See above Certain Factors Affecting Callaway Golf Company -- Foreign Currency Risks).

FOREIGN CURRENCY FLUCTUATIONS In the normal course of business, the Company is exposed to foreign currency exchange rate risks that could impact the Company's results of operations. The Company's risk management strategy includes the use of derivative financial instruments, including forwards and purchased options to hedge certain of these exposures. The Company's objective is to offset gains and losses resulting from these exposures with gains and losses on the derivative contracts used to hedge them, thereby reducing volatility of earnings. The Company does not enter into any trading or speculative positions with regard to derivative instruments.

The Company is exposed to foreign currency exchange rate risk inherent primarily in its sales commitments, anticipated sales and assets and liabilities denominated in currencies other than the U.S. dollar. The Company transacts business in 12 currencies worldwide, of which the most significant to its operations are the European currencies, Japanese yen, Korean won, Canadian dollar, and Australian dollar. For most currencies, the Company is a net receiver of foreign currencies and, therefore, benefits from a weaker U.S. dollar and is adversely affected by a stronger U.S. dollar relative to those foreign currencies in which the Company transacts significant amounts of business.

The Company enters into foreign exchange contracts to hedge against exposure to changes in foreign currency exchange rates. Such contracts are designated at inception to the related foreign currency exposures being hedged, which include anticipated intercompany sales of inventory denominated in foreign currencies, payments due on intercompany transactions from certain

                                                           Callaway Golf Company


wholly-owned foreign subsidiaries, and anticipated sales by the Company's wholly-owned European subsidiary for certain euro-denominated transactions. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established company risk management policies. Pursuant to its foreign exchange hedging policy, the Company may hedge anticipated transactions and certain firm commitments and the related receivables and payables denominated in foreign currencies using forward foreign currency exchange rate contracts and put or call options. Foreign currency derivatives are used only to the extent considered necessary to meet the Company's objectives of minimizing variability in the Company's operating results arising from foreign exchange rate movements. Hedging contracts generally mature within twelve months.

At December 31, 2001 and 2000, the Company had approximately $157.0 million and $118.2 million, respectively, of foreign exchange contracts outstanding. Of the total contracts outstanding at December 31, 2001 and 2000, approximately $122.6 million and $107.8 million, respectively, were designated as cash flow hedges. The Company estimates the fair values of derivatives based on quoted market prices or pricing models using current market rates, and records all derivatives on the balance sheet at fair value. At December 31, 2001 and 2000, the net fair value of foreign currency-related derivatives designated as cash flow hedges or fair value hedges were recorded as net current assets of $8.8 million and net current liabilities of $1.6 million, respectively.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income as a separate component of shareholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The Company began utilizing cash flow hedges in the fourth quarter of 2000. During 2001 and 2000, the Company reclassified $2.9 million and $0, respectively, of gains into earnings related to the release of the effective portion of gains on contracts designated as cash flow hedges. As of December 31, 2001, the Company expects to reclassify $6.4 million of deferred net gains into earnings within the next twelve months. During 2001 and 2000, no gains or losses were reclassified into earnings as a result of the discontinuance of any cash flow hedges.

The ineffective gain or loss for derivative instruments that are designated and qualify as cash flow hedges is reported in "interest and other income, net" immediately. For foreign currency contracts designated as cash flow hedges, hedge effectiveness is measured using the spot rate. Changes in the spot-forward differential are excluded from the test of hedging effectiveness and are recorded currently in earnings as a component of interest and other income, net. Assessments of hedge effectiveness are performed using the dollar offset method and applying a hedge effectiveness ratio between 80% and 125%. Given that both the hedging item and the hedging instrument are evaluated using the same spot rate, the Company anticipates the hedges to be highly effective. The effectiveness of each derivative is assessed monthly. During the years ended December 31, 2001 and 2000, a net gain of $2.0 million and a net loss of $0.2 million, respectively, were recorded in interest and other income, net representing the ineffective portion of the Company's derivative instruments.

At December 31, 2001 and 2000, the Company had approximately $34.4 million and $10.4 million of foreign contracts used to hedge balance sheet exposures outstanding. The gains and losses on foreign currency contracts used to hedge balance sheet exposures are recognized in interest and other income, net in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities and thus offset these gains and losses. During 2001 and 2000, the Company recorded net realized and unrealized gains on contracts used to hedge balance sheet exposures of $4.5 million and $5.3 million, respectively.

Sensitivity analysis is the measurement of potential loss in future earnings of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates or foreign currency values. The Company used a sensitivity analysis model to quantify the estimated potential effect of unfavorable movements of 10% in foreign currencies to which the Company was exposed at December 31, 2001 through its derivative financial instruments.

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

The estimated maximum one-day loss in earnings from the Company's foreign-currency derivative financial instruments, calculated using the sensitivity analysis model described above, is $15.3 million at December 31, 2001. The Company believes that such a hypothetical loss from its derivatives would be offset by increases in the value of the underlying transactions being hedged.

ELECTRICITY PRICE FLUCTUATIONS During the second quarter of 2001, the Company entered into the Enron Contract to manage electricity costs in the volatile California energy market. This derivative did not qualify for hedge accounting treatment under SFAS No. 133. Therefore, the Company recognized the changes in the estimated fair value of the contract based on current market rates as unrealized energy derivative losses. During the fourth quarter of 2001, the Company notified the energy supplier that, among other things, the energy supplier was in default of the energy supply contract and that based upon such default, and for other reasons, the Company was terminating the energy supply contract. As a result, the Company adjusted the estimated value of this contract through the date of termination, at which time the terminated contract ceased to represent a derivative instrument in accordance with SFAS No. 133. Because the contract is terminated and neither party to the contract is performing pursuant to the terms of the contract, the Company no longer records future valuation adjustments for changes in electricity rates. The Company continues to reflect the derivative valuation account on its balance sheet, subject to periodic review, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." See "Supply of Electricity and Energy Contracts" above.

INTEREST RATE FLUCTUATIONS Additionally, the Company is exposed to interest rate risk from its Amended Credit Agreement and Accounts Receivable Facility (see Notes 4 and 5 to the Company's Consolidated Financial Statements) which are indexed to the London Interbank Offering Rate and Redwood Receivables Corporation Commercial Paper Rate. No amounts were advanced or outstanding under these facilities at December 31, 2001.

Notes 4 and 5 to the Company's Consolidated Financial Statements outline the principal amounts, if any, and other terms required to evaluate the expected cash flows and sensitivity to interest rate changes.

Callaway Golf Company


                          CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                                                                         DECEMBER 31,
                                                                                                               2001             2000
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                               $  84,263       $ 102,596
  Marketable securities                                                                                       6,422              --
  Accounts receivable, net                                                                                   48,653          58,836
  Inventories, net                                                                                          167,760         133,962
  Current deferred taxes                                                                                     27,266          29,354
  Other current assets                                                                                       20,327          17,721
------------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                                    354,691         342,469
Property, plant and equipment, net                                                                          133,250         134,712
Intangible assets, net                                                                                      121,313         113,760
Deferred taxes                                                                                               20,282          23,332
Other assets                                                                                                 18,066          16,661
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $ 647,602       $ 630,934
====================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                                                                   $  38,261       $  44,173
  Accrued employee compensation and benefits                                                                 25,301          22,574
  Accrued warranty expense                                                                                   34,864          39,363
  Note payable, current portion                                                                               2,374              --
  Income taxes payable                                                                                        1,074           3,196
------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                               101,874         109,306
Long-term liabilities:
  Deferred compensation                                                                                       8,297           9,884
  Energy derivative valuation account                                                                        19,922              --
  Note payable, net of current portion                                                                        3,160              --
Commitments and contingencies (Note 11)
Shareholders' equity:
  Preferred Stock, $.01 par value, 3,000,000 shares authorized, none
    issued and outstanding at December 31, 2001 and 2000                                                         --              --
  Common Stock, $.01 par value, 240,000,000 shares authorized,
    82,694,173 shares and 78,958,963 shares issued at December 31, 2001 and 2000, respectively                  827             790
  Paid-in capital                                                                                           419,541         347,765
  Unearned compensation                                                                                        (211)         (1,214)
  Retained earnings                                                                                         388,609         349,681
  Accumulated other comprehensive loss                                                                       (4,399)         (6,096)
  Less: Grantor Stock Trust held at market value, 10,764,690 shares and
    5,300,000 shares at December 31, 2001 and 2000, respectively                                           (206,144)        (98,713)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            598,223         592,213
  Less: Common Stock held in treasury, at cost, 4,939,000 shares and
    4,815,241 shares at December 31, 2001 and 2000, respectively                                            (83,874)        (80,469)
------------------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                                            514,349         511,744
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $ 647,602       $ 630,934
====================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                                           Callaway Golf Company

                      CONSOLIDATED STATEMENTS OF OPERATIONS


(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                                      YEAR ENDED DECEMBER 31,
                                                                      2001                         2000                       1999
--------------------------------------------------------------------------          -------------------        -------------------
Net sales                                              $ 816,163      100%          $ 837,627      100%        $ 719,038      100%
Cost of sales                                            411,585       50%            440,119       53%          384,265       53%
--------------------------------------------------------------------------          -------------------        -------------------
   Gross profit                                          404,578       50%            397,508       47%          334,773       47%
Selling expenses                                         188,306       23%            170,541       20%          128,565       18%
General and administrative expenses                       71,058        9%             70,333        8%           92,478       13%
Research and development expenses                         32,697        4%             34,579        4%           34,002        5%
Restructuring credits                                         --       --                  --       --            (5,894)      (1%)
Sumitomo transition expenses                                  --       --                  --       --             5,713        1%
--------------------------------------------------------------------------          -------------------        -------------------
   Income from operations                                112,517       14%            122,055       15%           79,909       11%
Interest and other income, net                             7,149                        8,791                      9,182
Interest expense                                          (1,552)                      (1,524)                    (3,594)
Unrealized energy derivative losses                      (19,922)                          --                         --
--------------------------------------------------------------------------          -------------------        -------------------
Income before income taxes and cumulative
   effect of accounting change                            98,192       12%            129,322       16%           85,497       12%
Income taxes                                              39,817                       47,366                     30,175
--------------------------------------------------------------------------          -------------------        -------------------
Income before cumulative effect
   of accounting change                                   58,375                       81,956                     55,322
Cumulative effect of accounting change                        --                         (957)                        --
--------------------------------------------------------------------------          -------------------        -------------------
   Net income                                          $  58,375        7%          $  80,999       10%        $  55,322        8%
==========================================================================          ===================        ===================
Earnings per common share:
   Basic
      Income before cumulative effect of
         accounting change                             $    0.84                    $    1.17                  $    0.79
      Cumulative effect of
         accounting change                                    --                        (0.01)                        --
--------------------------------------------------------------------------          -------------------        -------------------
                                                       $    0.84                    $    1.16                  $    0.79
--------------------------------------------------------------------------          -------------------        -------------------
   Diluted
      Income before cumulative effect of
         accounting change                             $    0.82                    $    1.14                  $    0.78
      Cumulative effect of
         accounting change                                    --                        (0.01)                        --
--------------------------------------------------------------------------          -------------------        -------------------
                                                       $    0.82                    $    1.13                  $    0.78
==========================================================================          ===================        ===================
Common equivalent shares:
   Basic                                                  69,809                       69,946                     70,397
   Diluted                                                71,314                       71,412                     71,214

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)                                                                                               YEAR ENDED DECEMBER 31,
                                                                                                 2001           2000           1999
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                                $  58,375      $  80,999      $  55,322
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                              37,467         40,249         39,877
    Non-cash compensation                                                                         342          2,157          1,390
    Tax benefit from exercise of stock options                                                 14,520          6,806          2,377
    Non-cash energy derivative losses                                                          19,922             --             --
    Net non-cash foreign currency hedging gains                                                (4,748)        (1,410)            --
    Deferred taxes                                                                              1,732          4,906          9,971
    Non-cash restructuring costs                                                                   --             --         (8,609)
    Loss on disposal of assets                                                                  1,824            342            315
  Changes in assets and liabilities, net of effects from acquisitions:
    Accounts receivable, net                                                                    3,182         (9,047)        19,690
    Inventories, net                                                                          (37,147)       (39,402)        51,092
    Other assets                                                                                5,630         (3,074)       (12,966)
    Accounts payable and accrued expenses                                                       3,936          2,638         12,225
    Accrued employee compensation and benefits                                                  2,848          1,623          9,875
    Accrued warranty expense                                                                   (4,499)         3,258            286
    Income taxes payable                                                                       (1,644)         4,088        (10,001)
    Accrued restructuring costs                                                                    --         (1,379)        (8,517)
    Deferred compensation                                                                      (1,587)        (1,691)         3,969
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                                   100,153         91,063        166,296
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                                                        (35,274)       (28,386)       (56,244)
  Acquisitions, net of cash acquired                                                           (5,758)          (444)        (2,389)
  Investment in marketable securities                                                          (6,422)            --             --
  Proceeds from sale of capital assets                                                          4,629            244          5,095
------------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                                       (42,825)       (28,586)       (53,538)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net payments on line of credit                                                                   --             --        (70,919)
  (Payments on) proceeds from note payable                                                     (1,168)            --         35,761
  Issuance of Common Stock                                                                     50,651         28,233          9,009
  Acquisition of Treasury Stock                                                              (104,049)       (80,469)            --
  Dividends paid, net                                                                         (19,447)       (19,538)       (19,760)
  Proceeds from sale-leaseback of equipment                                                        --          1,268             --
------------------------------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                                       (74,013)       (70,506)       (45,909)
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                   (1,648)        (1,977)           135
------------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                          (18,333)       (10,006)        66,984
Cash and cash equivalents at beginning of year                                                102,596        112,602         45,618
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                    $  84,263      $ 102,596      $ 112,602
====================================================================================================================================
Supplemental disclosures:
  Issuance of note payable for acquisition of intangible assets                             $   6,702      $      --      $      --
  Cancellation of restricted Common Stock                                                   $     992      $     217      $     684
  Common Stock issued for acquisition of intangible assets                                  $     516      $      --      $      --
  Non-cash financing                                                                        $      --      $      --      $  48,732
  Cash paid for interest and fees                                                           $     977      $     805      $   3,637
  Cash paid for income taxes                                                                $  25,738      $  29,245      $  30,670

The accompanying notes are an integral part of these financial statements.

                                                           CALLAWAY GOLF COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)


                                                                    Common Stock       Paid-in
                                                           Shares         Amount       Capital
----------------------------------------------------------------------------------------------

Balance, December 31, 1998                                 75,095      $     751     $ 258,015


Exercise of stock options                                     851              8         5,362
Tax benefit from exercise of stock options                     --             --         2,377
Cancellation of Restricted Common Stock                       (22)            --          (684)
Compensatory stock and stock options                           --             --          (795)
Employee stock purchase plan                                  378              4         3,635
Cash dividends                                                 --             --            --
Dividends on shares held by GST                                --             --            --
Adjustment of GST shares to market value                       --             --        39,419
Equity adjustment from foreign currency translation            --             --            --
Net income                                                     --             --            --
Balance, December 31, 1999                                 76,302            763       307,329
----------------------------------------------------------------------------------------------
Exercise of stock options                                   2,252             23        23,932
Tax benefit from exercise of stock options                     --             --         6,806
Cancellation of Restricted Common Stock                        (7)            --          (217)
Acquisition of Treasury Stock                                  --             --            --
Compensatory stock and stock options                           --             --           804
Employee stock purchase plan                                  412              4         4,274
Cash dividends                                                 --             --            --
Dividends on shares held by GST                                --             --            --
Adjustment of GST shares to market value                       --             --         4,969
Equity adjustment from foreign currency translation            --             --            --
Unrealized loss on cash flow hedges, net of tax                --             --            --
Other                                                          --             --          (132)
Net income                                                     --             --            --
Balance, December 31, 2000                                 78,959            790       347,765
----------------------------------------------------------------------------------------------
Exercise of stock options                                   3,484             34        42,621
Tax benefit from exercise of stock options                     --             --        14,520
Cancellation of Restricted Common Stock                       (32)            --          (992)
Acquisition of Treasury Stock                                  --             --            --
Compensatory stock and stock options                           --             --           331
Employee stock purchase plan                                  283              3         2,244
Shares issued for intangible assets                            --             --          (129)
Cash dividends                                                 --             --            --

Dividends on shares held by GST                                --             --            --
Addition to GST                                                --             --        (9,717)
Adjustment of GST shares to market value                       --             --        22,898
Equity adjustment from foreign currency translation            --             --            --
Unrealized gain on cash flow hedges, net of tax                --             --            --
Net income                                                     --             --            --
Balance, December 31, 2001                                 82,694      $     827      $419,541
----------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

Callaway Golf Company


                                         Accumulated
                                               Other                               Treasury Stock            Total
           Unearned       Retained     Comprehensive                     ------------------------    Shareholders'    Comprehensive
       Compensation       Earnings     Income (Loss)            GST         Shares         Amount           Equity           Income
------------------------------------------------------------------------------------------------------------------------------------
          $  (5,653)     $ 252,528         $   1,780      $ (54,325)            --      $      --        $ 453,096
                 --             --                --             --             --             --            5,370
                 --             --                --             --             --             --            2,377
                684             --                --             --             --             --               --
              2,185             --                --             --             --             --            1,390
                 --             --                --             --             --             --            3,639
                 --        (21,244)               --             --             --             --          (21,244)
                 --          1,484                --             --             --             --            1,484
                 --             --                --        (39,419)            --             --               --
                 --             --            (1,500)            --             --             --           (1,500)       $  (1,500)
                 --         55,322                --             --             --             --           55,322           55,322
------------------------------------------------------------------------------------------------------------------------------------
             (2,784)       288,090               280        (93,744)            --             --          499,934        $  53,822
====================================================================================================================================
                 --             --                --             --             --             --           23,955
                 --             --                --             --             --             --            6,806
                217             --                --             --             --             --               --
                 --             --                --             --         (4,815)       (80,469)         (80,469)
              1,353             --                --             --             --             --            2,157
                 --             --                --             --             --             --            4,278
                 --        (21,022)               --             --             --             --          (21,022)
                 --          1,484                --             --             --             --            1,484
                 --             --                --         (4,969)            --             --               --
                 --             --            (5,422)            --             --             --           (5,422)       $  (5,422)
                 --             --              (954)            --             --             --             (954)            (954)
                 --            130                --             --             --             --               (2)
                 --         80,999                --             --             --             --           80,999           80,999
------------------------------------------------------------------------------------------------------------------------------------
             (1,214)       349,681            (6,096)       (98,713)        (4,815)       (80,469)         511,744        $  74,623
====================================================================================================================================
                 --             --                --          2,375             --             --           45,030
                 --             --                --             --             --             --           14,520
                992             --                --             --             --             --               --
                 --             --                --             --         (6,001)      (104,049)        (104,049)
                 11             --                --             --             --             --              342
                 --             --                --          3,374             --             --            5,621
                 --             --                --             --             40            645              516
                 --        (21,717)               --             --             --             --          (21,717)
                 --          2,270                --             --             --             --            2,270
                 --             --                --        (90,282)         5,837         99,999               --
                 --             --                --        (22,898)            --             --               --
                 --             --            (3,297)            --             --             --           (3,297)       $  (3,297)
                 --             --             4,994             --             --             --            4,994            4,994
                 --         58,375                --             --             --             --           58,375           58,375
------------------------------------------------------------------------------------------------------------------------------------
          $    (211)     $ 388,609         $  (4,399)     $(206,144)        (4,939)     $ (83,874)       $ 514,349        $  60,072
====================================================================================================================================

                                                           Callaway Golf Company

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1
The Company
Callaway Golf Company ("Callaway Golf" or the "Company") was incorporated in California in 1982 and was reincorporated in Delaware in 1999. The Company designs, develops, manufactures and markets high-quality, innovative golf clubs, golf balls and golf accessories. Callaway Golf's primary products for the periods presented include Great Big Bertha Hawk Eye and Big Bertha Hawk Eye VFT Titanium Metal Woods, ERC and ERC II Forged Titanium Drivers, Big Bertha Steelhead Plus and Big Bertha Steelhead Metal Woods, Great Big Bertha Hawk Eye and Great Big Bertha Hawk Eye VFT Tungsten Injected Titanium Irons, Steelhead X-14 and Big Bertha X-12 Irons, Odyssey putters and wedges, Rule 35 and CB1 golf balls, golf bags and other golf accessories.

NOTE 2
Significant Accounting Policies
PRINCIPLES OF CONSOLIDATION The consolidated financial statements for the periods presented include the accounts of the Company and its subsidiaries, Callaway Golf Sales Company, Golf Funding Corporation ("Golf Funding"), Callaway Golf Ball Company, Odyssey Golf, Inc. ("Odyssey"), CGV, Inc., Callaway Golf Media Ventures ("CGMV"), Callaway Golf Europe Ltd., Callaway Golf Europe, S.A., Callaway Golf K.K. (formerly named ERC International Company), Callaway Golf (Germany) GmbH, Callaway Golf Canada Ltd., Callaway Golf Korea, Ltd., Callaway Golf South Pacific PTY Ltd. and Callaway Golf Company Grantor Stock Trust. All significant intercompany transactions and balances have been eliminated. Callaway Golf Ball Company and Odyssey were merged with the Company as of December 29, 2000 and December 22, 1999, respectively. The Company sold its interest in CGMV in March 1999 in an effort to discontinue certain initiatives not directly associated with the Company's core business (Note 12). Callaway Golf Europe, S.A. was merged with Callaway Golf Europe Ltd. in 1999 (Note 13).

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of such estimates include provisions for warranty, uncollectible accounts receivable, inventory obsolescence, restructuring costs and market value estimates of derivative instruments. Actual amounts could differ from those estimates.

REVENUE RECOGNITION Sales are recognized net of an allowance for sales returns when both title and risk of loss transfer to the customer. The Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101") in the fourth quarter of 2000 with an effective date of January 1, 2000. SAB No. 101 summarizes the Securities and Exchange Commission ("SEC") Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. As a result of the adoption of SAB No. 101, the Company recognized a cumulative effect adjustment of $957,000 in the Consolidated Statement of Operations for the year ended December 31, 2000 to reflect the change in the Company's revenue recognition policy from shipping point to the time both legal and practical risk of loss transfers to the customer.

Amounts billed to customers for shipping and handling are included in net sales and costs incurred related to shipping and handling are included in cost of sales.

WARRANTY POLICY The Company's warranty policy provides two-year limited coverage for golf clubs following the date of purchase. The Company's policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded. In estimating its future warranty obligations the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims, and the cost to replace or repair its products under warranty. During 2001, 2000 and 1999, the Company recorded a warranty provision of $9,527,000, $17,675,000 and $18,023,000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS The Company's financial instruments consist of cash and cash equivalents, marketable securities, trade receivables and payables, forward foreign currency exchange contracts (Note 6), its revolving line of credit and note payable (Note 4) and its accounts receivable securitization facility (Note 5). The carrying amounts of these instruments approximate fair value because of their short-term maturities and variable interest rates. During 2001, the Company also entered into an energy contract accounted for as a derivative instrument that has been recorded based on estimated fair values (see Notes 6 and 11).

ADVERTISING COSTS The Company advertises primarily through television and print media. The Company's policy is to expense advertising costs, including production costs, as incurred. Advertising expenses for 2001, 2000 and 1999 were $44,707,000, $35,100,000 and $26,202,000, respectively.

RESEARCH AND DEVELOPMENT COSTS Research and development costs are expensed as incurred.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS The Company's foreign subsidiaries utilize their local currency as their functional currency. The accounts of these foreign subsidiaries have been translated into United States dollars at appropriate rates of exchange using the current rate method. Cumulative translation gains or losses are recorded as accumulated other comprehensive income in shareholders' equity. Gains or losses resulting from transactions that are made in a currency different from the functional currency are recognized in earnings as they occur or, for hedging contracts, when the underlying hedged transaction affects earnings. The Company recorded transaction gains of $2,533,000 in 2001 and transaction losses of $147,000 and $793,000 in 2000 and
1999, respectively, included in interest and other income, net.

DERIVATIVES AND HEDGING In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." As amended, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in income or other comprehensive income, depending on whether the

Callaway Golf Company



derivatives are designated as hedges and, if so, the types and effectiveness of hedges. SFAS No. 133 is effective for all periods beginning after June 15, 2000. The Company elected to adopt SFAS No. 133 early on January 1, 1999.

Adoption of these statements did not significantly affect the way in which the Company accounts for derivatives to hedge payments due on intercompany transactions. Accordingly, no cumulative effect adjustments were made. In the fourth quarter of 2000, the Company began hedging a portion of its anticipated intercompany sales of inventory denominated in foreign currencies using forward foreign currency exchange rate contracts. The purpose of these derivative instruments is to minimize the variability of cash flows associated with the anticipated transactions being hedged. As changes in foreign currency rates impact the United States dollar value of anticipated transactions, the fair value of the forward contracts also changes, providing a synthetic offset to foreign currency rate fluctuations. During the second quarter of 2001, the Company entered into a derivative commodity instrument as part of a comprehensive strategy to ensure the uninterrupted supply of electricity while capping electricity costs in the volatile California energy market. Additional information about the Company's use of derivative instruments is presented in Notes 6 and 11.

EARNINGS PER COMMON SHARE Basic earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period, increased by dilutive potential common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include shares owned by the Callaway Golf Company Grantor Stock Trust, options issued pursuant to the Company's stock option plans, potential shares related to the Employee Stock Purchase Plan and rights to purchase preferred shares under the Callaway Golf Company Shareholder Rights Plan (Note 8). Dilutive securities related to the Callaway Golf Company Grantor Stock Trust and the Company's stock option plans are included in the calculation of diluted earnings per common share using the treasury stock method. Dilutive securities related to the Employee Stock Purchase Plan are calculated by dividing the average withholdings during the period by 85% of the lower of the offering period price or the market value at the end of the period. The dilutive effect of rights to purchase preferred shares under the Callaway Golf Shareholder Rights Plan have not been included as dilutive securities because the conditions necessary to cause these rights to be exercisable were not met. A reconciliation of the numerators and denominators of the basic and diluted earnings per common share calculations for the years ended December 31, 2001, 2000 and 1999 is presented in Note 7.

CASH AND CASH EQUIVALENTS Cash equivalents are highly liquid investments purchased with maturities of three months or less.

MARKETABLE SECURITIES The Company classifies its marketable securities as available-for-sale. These securities consist of equity securities and are recorded at fair value based on quoted market prices, with unrealized gains and losses reported in shareholders' equity as a component of accumulated other comprehensive income. Proceeds from the sale of securities for the years ended December 31, 2001, 2000 and 1999, were $253,565,000, $10,057,000 and $254,000, respectively. Gains and losses on securities sold are determined based on the specific identification method and are included in "interest and other income, net." For the years ended December 31, 2001, 2000 and 1999, the Company recorded $1,597,000, $57,000 and $36,000 of realized gains on securities sold in interest and other income, net.

INVENTORIES Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventories include material, labor and manufacturing overhead costs.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Buildings and improvements                                           10-30 years
Machinery and equipment                                               5-15 years
Furniture, computers and equipment                                     3-5 years
Production molds                                                         2 years

Normal repairs and maintenance costs are expensed as incurred. Expenditures that materially increase values, change capacities or extend useful lives are capitalized. Replacements are capitalized and the property, plant, and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any resulting gain or loss on disposition is included in income. Construction in process consists primarily of store display equipment not yet assembled and installed, in-process internally developed software and unfinished molds that have not yet been placed in service.

Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with SOP 98-1, the Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. Costs incurred in the preliminary project stage are expensed. All direct external costs incurred to develop internal-use software during the development stage are capitalized and amortized using the straight-line method over the remaining estimated useful lives. Costs such as maintenance and training are expensed as incurred.

In September 2000, the Company completed an extensive upgrade of its enterprise-wide business software system to a more current release. The upgrade included improved functionalities and provides the Company the opportunity to build upon its investment in the software. As a result of this upgrade, the Company expects that this business system will have a greater useful life to the Company than originally estimated. Therefore, in fiscal 2000, the Company extended the estimated useful life of its business system by three years. For the years ended December 31, 2001 and 2000, the effect of this change in accounting estimate reduced depreciation expense by $3,892,000 and $1,319,000, respectively, and increased net income by $2,314,000 and $791,000, respectively. The resulting increase in net income increased the Company's earnings per diluted share by $0.03 and $0.01 for the years ended December 31, 2001 and 2000, respectively.

LONG-LIVED ASSETS The Company assesses potential impairments of its long-lived assets whenever events or changes in circumstances indicate that the asset's carrying value may not be recoverable. An impairment loss would be recognized when the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).

INTANGIBLE ASSETS Intangible assets consist primarily of trade name, trademark, trade dress, patents and goodwill resulting from the 1997 purchase of substantially all of the assets and certain liabilities of Odyssey Sports, Inc. and goodwill associated with the purchase of certain foreign distributors (Note
13). During 2001, 2000 and 1999, intangible assets were amortized using the straight-line method over periods ranging from three to 40 years and amortization of intangible assets was $7,569,000, $7,195,000 and $7,476,000, respectively.

                                                           Callaway Golf Company


In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires the use of a non-amortization approach to account for goodwill and other intangible assets with indefinite lives. Goodwill and other intangible assets with indefinite lives existing at June 30, 2001 are no longer amortized effective January 1, 2002. Goodwill and other intangible assets with indefinite lives acquired on or after July 1, 2001 follow the non-amortization approach under SFAS No. 142. Under the non-amortization approach, goodwill and other intangible assets with indefinite lives are tested for impairment, rather than amortized to earnings. In addition, SFAS No. 142 requires that acquired intangible assets be separately identified and amortized over their individual useful lives. The Company adopted the amortization provisions of SFAS No. 142 effective January 1, 2002. At December 31, 2001, the carrying value of unamortized goodwill, intangible assets with indefinite lives, and other intangible assets was $16,846,000, $88,590,000 and $15,877,000, respectively. Intangible assets with indefinite lives consist of trade name, trademark and trade dress and goodwill. In accordance with SFAS No. 142, the goodwill and other intangible assets with indefinite lives that were being amortized over periods ranging from five to 40 years follow the non-amortization approach effective January 1, 2002. Patents and other intangible assets are amortized using the straight-line method over periods ranging from three to sixteen years (Note 3).

STOCK-BASED COMPENSATION The Company measures compensation expense for its stock-based employee compensation awards using the intrinsic value method. Pro forma disclosures of net income and earnings per share, as if the fair value-based method had been applied in measuring stock-based employee compensation expense, are presented in Note 8. Compensation expense for non-employee stock-based compensation awards is measured using the fair-value method.

INCOME TAXES Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries since such amounts are expected to be reinvested indefinitely. The Company provides a valuation allowance for its deferred tax assets when, in the opinion of management, it is more likely than not that such assets will not be realized.

INTEREST AND OTHER INCOME, NET Interest and other income, net includes royalty income, gains and losses on foreign currency transactions, interest income, gains on the sale of marketable securities and losses generated from the sale of the Company's excess energy supply. Gains and losses are presented as a net amount for foreign currency and excess energy sales transactions. Also included in other income during 1999 were net proceeds from an insurance policy related to the deferred compensation plan of $3,622,000 (Note 9). The components of interest and other income, net are as follows:

(IN THOUSANDS)                                           YEAR ENDED DECEMBER 31,
                                                 2001         2000         1999
--------------------------------------------------------------------------------
Royalty income                                $ 3,231      $ 2,669      $ 1,058
Net foreign currency gains (losses)             2,533         (147)        (793)
Interest income                                 1,462        6,157        5,462
Gain on sale of securities                      1,597           57           36
Net losses on excess energy sales              (2,052)          --           --
Net proceeds from insurance policy                 --           --        3,622
Other                                             378           55         (203)
--------------------------------------------------------------------------------
                                              $ 7,149      $ 8,791      $ 9,182
================================================================================

COMPREHENSIVE INCOME SFAS No. 130, "Reporting Comprehensive Income," requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. The components of comprehensive income for the Company include net income, unrealized gains or losses on cash flow hedges and foreign currency translation adjustments. Since the Company has met the indefinite reversal criteria, it does not accrue income taxes on foreign currency translation adjustments. During 2001, the Company recorded $4,994,000, net of tax expense of $3,055,000, related to net unrealized gains on cash flow hedges. No amounts were reclassified to earnings during 2001 as a result of discontinuance of any cash flow hedges.

SEGMENT INFORMATION The Company utilizes the management approach to report segment information. The Company's operating segments are organized on the basis of products and include golf clubs and golf balls. The Company also discloses information about geographic areas. This information is presented in Note 14.

DIVERSIFICATION OF CREDIT RISK The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash equivalents, marketable securities and trade receivables.

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

During 2001, 2000 and 1999, approximately 46%, 46% and 42%, respectively, of the Company's net sales were made to foreign customers. An adverse change in either economic conditions abroad or in the Company's relationship with significant foreign retailers could negatively impact the volume of the Company's international sales and the Company's results of operations, cash flows and financial position.

The Company enters into forward exchange rate contracts and put or call options for the purpose of hedging foreign exchange rate exposures on existing or anticipated transactions. In the event of a failure to honor one of these contracts by one of the banks with which the Company has contracted, management believes any loss would be limited to the exchange rate differential from the time the contract was made until the time it was compensated.

During the second quarter of 2001, the Company entered into a long-term, fixed-price, fixed-capacity, energy supply contract as part of a comprehensive strategy to ensure the uninterrupted supply of energy while capping electricity costs in the volatile California energy market. During the fourth quarter of 2001, the energy supplier filed for bankruptcy protection and the Company notified the energy supplier that, among other things, the energy supplier was in default of the energy supply contract and that based upon such default, and for other reasons, the Company was terminating the energy supply contract. As a result, the Company began procuring energy from an alternative source at current market rates.

Callaway Golf Company


RECENT ACCOUNTING PRONOUNCEMENTS In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 142 requires the use of a non-amortization approach to account for goodwill and other intangible assets with indefinite lives. In addition, SFAS No. 142 requires that acquired intangible assets be separately identified and amortized over their individual useful lives. The Company was required to adopt these statements beginning January 1, 2002. In accordance with SFAS No. 142, goodwill and other intangible assets with indefinite lives that were being amortized over periods ranging from five to 40 years follow the non-amortization approach effective January 1, 2002. Other intangible assets with indefinite lives include trademark, trade name and trade dress. At December 31, 2001, the carrying value of unamortized goodwill and other intangible assets with indefinite lives was $16,846,000 and $88,590,000, respectively. For the year ended December 31, 2001, amortization expense of $3,588,000 and $2,487,000 was recorded for goodwill and other intangible assets with indefinite lives, respectively.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121 but retains SFAS No. 121's fundamental provisions for
(a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting/reporting provisions of Accounting Principles Board ("APB") Opinion No. 30 for segments of a business to be disposed of but retains APB Opinion No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS No. 144 became effective for the Company beginning January 1, 2002. Adoption of SFAS No. 144 as of January 1, 2002 did not have a material impact on the Company's results of operations and financial position.

RECLASSIFICATIONS Certain prior period amounts have been reclassified to conform with the current period presentation.

NOTE 3
SELECTED FINANCIAL STATEMENT INFORMATION

(IN THOUSANDS)                                                     DECEMBER 31,
                                                            2001           2000
--------------------------------------------------------------------------------
  Accounts receivable, net:
   Trade accounts receivable                           $  53,810      $  65,063
   Allowance for doubtful accounts                        (5,157)        (6,227)
--------------------------------------------------------------------------------
                                                       $  48,653      $  58,836
================================================================================
  Inventories, net:
   Raw materials                                       $  67,336      $  56,936
   Work-in-process                                         2,179          1,293
   Finished goods                                        105,381         83,453
--------------------------------------------------------------------------------
                                                         174,896        141,682
   Reserve for excess and obsolescence                    (7,136)        (7,720)
--------------------------------------------------------------------------------
                                                       $ 167,760      $ 133,962
================================================================================
  Property, plant and equipment, net:
   Land                                                $  10,533      $  12,358
   Buildings and improvements                             84,687         90,301
   Machinery and equipment                                67,329         60,399
   Furniture, computers and equipment                     65,300         65,140
   Production molds                                       31,371         25,610
   Construction-in-process                                 7,025          5,766
--------------------------------------------------------------------------------
                                                         266,245        259,574
   Accumulated depreciation                             (132,995)      (124,862)
--------------------------------------------------------------------------------
                                                       $ 133,250      $ 134,712
================================================================================
  Intangible assets, net:
   Trade name                                          $  69,629      $  69,629
   Trademark and trade dress                              29,841         29,841
   Goodwill                                               29,313         24,761
   Patents and other                                      22,067         10,970
--------------------------------------------------------------------------------
                                                         150,850        135,201
   Accumulated amortization                              (29,537)       (21,441)
--------------------------------------------------------------------------------
                                                       $ 121,313      $ 113,760
================================================================================
  Accounts payable and accrued expenses:
   Accounts payable                                    $   7,892      $   5,552
   Accrued expenses                                       30,369         38,621
--------------------------------------------------------------------------------
                                                       $  38,261      $  44,173
================================================================================
  Accrued employee compensation and benefits:
   Accrued payroll and taxes                           $  19,313      $  16,178
   Accrued vacation and sick pay                           5,068          5,111
   Accrued commissions                                       920          1,285
--------------------------------------------------------------------------------
                                                       $  25,301      $  22,574
================================================================================

                                                           Callaway Golf Company


NOTE 4
DEBT
The Company has a revolving credit facility of up to $120,000,000 (the "Amended Credit Agreement"). The Amended Credit Agreement is secured by substantially all of the assets of the Company and expires in February 2004. The Amended Credit Agreement bears interest at the Company's election at the London Interbank Offering Rate ("LIBOR") plus a margin or the higher of the base rate on corporate loans at large U.S. money center commercial banks (prime rate), or the Federal Funds Rate plus 50 basis points. The Amended Credit Agreement requires the Company to maintain certain minimum financial ratios, including a fixed charge coverage ratio, as well as other restrictive covenants. As of December 31, 2001, up to $120,000,000 of the credit facility remained available for borrowings, subject to meeting certain availability requirements under a borrowing base formula and other limitations. Fees incurred in connection with the credit facility for the years ended December 31, 2001, 2000 and 1999 were $556,000 for each year and were recorded as interest expense.

In December 1998, Callaway Golf Ball Company, then a wholly-owned subsidiary of the Company, entered into a master lease agreement for the acquisition and lease of up to $56,000,000 of machinery and equipment. By December 31, 1999, the Company had finalized its lease program and leased $50,000,000 of equipment pursuant to the master lease agreement. This lease program included an interim finance agreement (the "Finance Agreement"). The Finance Agreement provided pre-lease financing advances for the acquisition and installation costs of the aforementioned machinery and equipment. The Finance Agreement bore interest at LIBOR plus a margin and was secured by the underlying machinery and equipment and a corporate guarantee from the Company. During the third and fourth quarters of 1999, the Company converted the balance of this note payable into an operating lease (Notes 11 and 17). As of December 31, 1999, no amount was outstanding under this facility. On December 29, 2000, pursuant to an assumption agreement, the Company assumed all of the rights, title, interest and obligations of Callaway Golf Ball Company under the master lease agreement.

In April 2001, the Company entered into a note payable in the amount of $7,500,000 as part of a licensing agreement for patent rights. The unsecured, interest-free note payable matures on December 31, 2003 and is payable in quarterly installments. The total amounts payable in 2002 and 2003 are $2,700,000 and $3,300,000, respectively. During 2001, the Company recorded imputed interest expense of $332,000. The present value of the note payable at issuance totaled $6,702,000 using an imputed interest rate of approximately 7%.

NOTE 5
ACCOUNTS RECEIVABLE SECURITIZATION
The Company's wholly-owned subsidiary, Callaway Golf Sales Company, sells trade receivables on an ongoing basis to its wholly-owned subsidiary, Golf Funding Corporation ("Golf Funding"). Pursuant to an agreement with a securitization company (the "Accounts Receivable Facility"), Golf Funding, in turn, can sell such receivables to the securitization company on an ongoing basis, which could yield proceeds of up to $80,000,000, subject to meeting certain availability requirements under a borrowing base formula and other limitations. Golf Funding's sole business is the purchase of trade receivables from Callaway Golf Sales Company. Golf Funding is a separate corporate entity with its own separate creditors, which in the event of its liquidation would be entitled to be satisfied out of Golf Funding's assets prior to any value in Golf Funding becoming available to the Company. The Accounts Receivable Facility expires in February 2004.

Under the Accounts Receivable Facility, the receivables are sold at face value with payment of a portion of the purchase price being deferred. As of December 31, 2001, no amount was outstanding under the Accounts Receivable Facility. Fees incurred in connection with the facility for the years ended December 31, 2001, 2000 and 1999 were $305,000, $303,000 and $923,000, respectively, and were recorded as interest expense.

NOTE 6
DERIVATIVES AND HEDGING
The Company uses derivative financial instruments to manage its exposures to foreign exchange rates. The Company also utilized a derivative commodity instrument to manage its exposure to electricity rates in the volatile California energy market during the period of June 2001 through November 2001. The derivative instruments are accounted for pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." As amended, SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position, measure those instruments at fair value and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures.

FOREIGN CURRENCY EXCHANGE CONTRACTS The Company enters into foreign exchange contracts to hedge against exposure to changes in foreign currency exchange rates. Such contracts are designated at inception to the related foreign currency exposures being hedged, which include anticipated intercompany sales of inventory denominated in foreign currencies, payments due on intercompany transactions from certain wholly-owned foreign subsidiaries, and anticipated sales by the Company's wholly-owned European subsidiary for certain euro-denominated transactions. Hedged transactions are denominated primarily in European currencies, Japanese Yen, Korean Won, Canadian Dollars and Australian Dollars. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established company risk management policies. Pursuant to its foreign exchange hedging policy, the Company may hedge anticipated transactions and certain firm commitments and the related receivables and payables denominated in foreign currencies using forward foreign currency exchange rate contracts and put or call options. Foreign currency derivatives are used only to the extent considered necessary to meet the Company's objectives of minimizing variability in the Company's operating results arising from foreign exchange rate movements. The Company does not enter into foreign exchange contracts for speculative purposes. Hedging contracts generally mature within twelve months.

At December 31, 2001, 2000 and 1999, the Company had approximately $156,961,000, $118,236,000 and $7,117,000, respectively, of foreign exchange contracts outstanding. Of the total contracts outstanding at December 31, 2001, 2000 and 1999, approximately $122,550,000, $107,779,000 and $0, respectively, were designated as cash flow hedges. The Company estimates the fair values of derivatives based on quoted market prices or pricing models using current market rates, and records all derivatives on the balance sheet at fair value. At December 31, 2001, 2000 and 1999, the net fair value of foreign currency-related derivatives designated as cash flow hedges or fair value hedges were recorded as net current assets of $8,762,000, net current liabilities of $1,551,000 and net current assets of $74,000, respectively.

Callaway Golf Company


For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income as a separate component of shareholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The Company began utilizing cash flow hedges in the fourth quarter of 2000. During 2001, the Company reclassified $2,927,000 of gains into earnings related to the release of the effective portion of gains on contracts designated as cash flow hedges. As of December 31, 2001, the Company expects to reclassify $6,424,000 of deferred net gains into earnings within the next twelve months. During 2001 and 2000, no gains or losses were reclassified into earnings as a result of the discontinuance of any cash flow hedges.

The ineffective gain or loss for derivative instruments that are designated and qualify as cash flow hedges is reported in interest and other income, net immediately. For foreign currency contracts designated as cash flow hedges, hedge effectiveness is measured using the spot rate. Changes in the spot-forward differential are excluded from the test of hedging effectiveness and are recorded currently in earnings as a component of interest and other income, net. Assessments of hedge effectiveness are performed using the dollar offset method and applying a hedge effectiveness ratio between 80% and 125%. Given that both the hedging item and the hedging instrument are evaluated using the same spot rate, the Company anticipates the hedges to be highly effective. The effectiveness of each derivative is assessed monthly. During the years ended December 31, 2001 and 2000, a net gain of $1,988,000 and a net loss of $174,000, respectively, was recorded in interest and other income, net representing the ineffective portion of the Company's derivative instruments.

At December 31, 2001, 2000, and 1999, the Company had approximately $34,411,000, $10,457,000 and $7,117,000 of foreign contracts used to hedge balance sheet exposures outstanding. The gains and losses on foreign currency contracts used to hedge balance sheet exposures are recognized in interest and other income, net in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities and thus offset these gains and losses. During 2001, 2000 and 1999, the Company recorded net realized and unrealized gains on contracts used to hedge balance sheet exposures of $4,473,000, $5,299,000 and $358,000, respectively.

ENERGY DERIVATIVE During the second quarter of 2001, the Company entered into a long-term, fixed-price, fixed-capacity, energy supply contract as part of a comprehensive strategy to ensure the uninterrupted supply of electricity while capping costs in the volatile California electricity market. The contract was originally effective through May 2006. This derivative did not qualify for hedge accounting treatment under SFAS No. 133. Therefore, the Company recognized in earnings the changes in the estimated fair value of the contract based on current market rates as unrealized energy derivative losses. During the fourth quarter of 2001, the Company notified the energy supplier that, among other things, the energy supplier was in default of the energy supply contract and that based upon such default, and for other reasons, the Company was terminating the energy supply contract. As a result, the Company adjusted the estimated fair value of this contract through the date of termination, at which time the terminated contract ceased to represent a derivative instrument in accordance with SFAS No. 133. As the contract is terminated and neither party to the contract is performing pursuant to the terms of the contract, the Company no longer records future valuation adjustments for changes in electricity rates. The Company continues to reflect the derivative valuation account on its balance sheet, subject to periodic review, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Any non-cash unrealized gains to be recognized upon extinguishment of the derivative valuation account would be excluded from income from operations.

As of the date of termination, the derivative valuation account reflected $19,922,000 of unrealized losses resulting from changes in estimated fair value of the contract. The fair value of the contract was estimated based on market prices of electricity for the remaining period covered by the contract. The net differential between the contract price and estimated market prices for future periods was applied to the volume stipulated in the contract and discounted on a present value basis to arrive at the estimated fair value of the contract. The estimate of the fair value of the Company's energy derivative is highly subjective and quoted market rates directly relevant to the Company's local energy market and for periods extending beyond a 10 to 12-month horizon are not quoted on a traded market. The Company has relied upon near-term market quotations and other market information to determine fair value estimates. In management's opinion, contract valuation models do not necessarily provide a reliable single measure of the fair value of the energy derivative because there are no quoted market rates directly relevant to the terms of the contract and changes in subjective input assumptions can materially affect the fair value estimates. See Note 11 for a discussion of contingencies related to the termination of the Company's derivative energy contract.

NOTE 7
EARNINGS PER COMMON SHARE
The schedule below summarizes the elements included in the calculation of basic and diluted earnings per common share for the years ended December 31, 2001, 2000 and 1999.

(IN THOUSANDS, EXCEPT PER SHARE DATA)                   YEAR ENDED DECEMBER 31,
                                              2001          2000           1999
--------------------------------------------------------------------------------
Net income                               $  58,375     $  80,999      $  55,322
================================================================================
Weighted-average
shares outstanding:
 Weighted-average shares
   outstanding - Basic                      69,809        69,946         70,397
 Dilutive securities                         1,505         1,466            817
--------------------------------------------------------------------------------
 Weighted-average
   shares outstanding - Diluted             71,314        71,412         71,214
--------------------------------------------------------------------------------
Earnings per common share:
  Basic
    Income before cumulative
      effect of accounting
      change                             $    0.84     $    1.17      $    0.79
    Cumulative effect of
      accounting change                         --         (0.01)            --
--------------------------------------------------------------------------------
                                         $    0.84     $    1.16      $    0.79
================================================================================
  Diluted
    Income before cumulative
      effect of accounting
      change                             $    0.82     $    1.14      $    0.78
    Cumulative effect of
      accounting change                         --         (0.01)            --
--------------------------------------------------------------------------------
                                         $    0.82     $    1.13      $    0.78
================================================================================

For the years ended December 31, 2001, 2000 and 1999, options outstanding totaling 8,943,000, 8,931,000 and 10,979,000, respectively, were excluded from the calculations of earnings per common share, as their effect would have been antidilutive.

                                                           Callaway Golf Company


NOTE 8
STOCK, STOCK OPTIONS AND RIGHTS
COMMON STOCK AND PREFERRED STOCK The Company has an authorized capital of 243,000,000 shares, $.01 par value, of which 240,000,000 shares are designated Common Stock, and 3,000,000 shares are designated Preferred Stock. Of the Preferred Stock, 240,000 shares are designated Series A Junior Participating Preferred Stock in connection with the Company's shareholders' rights plan (see Shareholders' Rights Plan below). The remaining shares of Preferred Stock are undesignated as to series, rights, preferences, privileges or restrictions.

The holders of Common Stock are entitled to one vote for each share of Common Stock on all matters submitted to a vote of the Company's shareholders. Although to date no shares of Series A Junior Participating Preferred Stock have been issued, if such shares were issued, each share of Series A Junior Participating Preferred Stock would entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The holders of Series A Junior Participating Preferred Stock and the holders of Common Stock shall generally vote together as one class on all matters submitted to a vote of the Company's shareholders. Shareholders entitled to vote for the election of directors are entitled to vote cumulatively for one or more nominees.

TREASURY STOCK In May 2000, the Company announced that its Board of Directors authorized it to repurchase its Common Stock in the open market or in private transactions, subject to the Company's assessment of market conditions and buying opportunities from time to time, up to a maximum cost to the Company of $100,000,000. The Company began its repurchase program in May 2000 and during the second quarter of 2001 completed the program which resulted in the repurchase of a total of 5,837,000 of the Company's Common Stock at an average cost of $17.13 per share for a total of $100,000,000.

In August 2001, the Company announced that its Board of Directors authorized it to repurchase its Common Stock in the open market or in private transactions, subject to the Company's assessment of market conditions and buying opportunities from time to time, up to a maximum cost to the Company of $100,000,000. During the second half of 2001, the Company repurchased 4,979,000 shares of its Common Stock at an average cost of $16.98 per share for a total of $84,518,000.

The Company's repurchases of shares of Common Stock are recorded at average cost in Common Stock held in treasury and result in a reduction of shareholders' equity. For the years ended December 31, 2001 and 2000, the Company repurchased 6,001,000 shares of Common Stock at an average cost of $17.34 and 4,815,000 shares of Common Stock at an average cost of $16.71, respectively.

In July 2001, the Company issued 5,837,000 shares of Common Stock held in treasury to the Callaway Golf Grantor Stock Trust in exchange for a promissory note in the amount of 90,282,000. The sale of these shares had no net impact on shareholders' equity.

GRANTOR STOCK TRUST In July 1995, the Company established the Callaway Golf Company Grantor Stock Trust (the "GST") for the purpose of funding the Company's obligations with respect to one or more of the Company's non-qualified or qualified employee benefit plans. The GST shares are used primarily for the settlement of employee stock option exercises and employee stock plan purchases. The existence of the GST will have no impact upon the amount of benefits or compensation that will be paid under the Company's employee benefit plans. The GST acquires, holds and distributes shares of the Company's Common Stock in accordance with the terms of the trust. Shares held by the GST are voted in accordance with voting directions from eligible employees of the Company as specified in the GST.

In conjunction with the formation of the GST, the Company issued 4,000,000 shares of newly issued Common Stock to the GST in exchange for a promissory note in the amount of $60,575,000 ($15.14 per share). In December 1995, the Company issued an additional 1,300,000 shares of newly issued Common Stock to the GST in exchange for a promissory note in the amount of $26,263,000 ($20.20 per share). In July 2001, the Company issued 5,837,000 shares of Common Stock held in treasury to the GST in exchange for a promissory note in the amount of $90,282,000 ($15.47 per share). The issuance of these shares to the GST had no net impact on shareholders' equity.

For financial reporting purposes, the GST is consolidated with the Company. The value of shares owned by the GST are accounted for as a reduction to shareholders' equity until used in connection with the settlement of employee stock purchases. Each period, the shares owned by the GST are valued at the closing market price, with corresponding changes in the GST balance reflected in paid-in capital. The issuance of shares by the GST is accounted for by reducing the GST and paid-in capital accounts proportionately as the shares are released. The GST does not impact the determination or amount of compensation expense for the benefit plans being settled. For the year ended December 31, 2001, 150,000 shares and 223,000 shares were released from the GST in connection with the settlement of employee stock option exercises and employee stock plan purchases, respectively, and no shares were released during the years ended December 31, 2000 and 1999.

OPTIONS The Company had the following fixed stock option plans, under which shares were available for grant at December 31, 2001: the 1995 Employee Stock Incentive Plan (the "1995 Plan"), the 1996 Stock Option Plan (the "1996 Plan"), the 1998 Stock Incentive Plan (the "1998 Plan"), the Promotion, Marketing and Endorsement Stock Incentive Plan (the "Promotion Plan") and the 2001 Non-Employee Directors Stock Option Plan (the "2001 Directors Plan").

The 1996 Plan and the 1998 Plan permit the granting of options or other stock awards to the Company's officers, employees and consultants. Under the 1996 Plan and the 1998 Plan, options may not be granted at option prices that are less than fair market value at the date of grant. The 1995 Plan permits the granting of options or other stock awards to only non-executive officer employees and consultants of the Company at option prices that may be less than market value at the date of grant. The 1995 Plan was amended in 2001 and the 1996 Plan was amended in 2000 to increase the maximum number of shares of Common Stock to be issued upon exercise of an option to 10,800,000 and 9,000,000 shares, respectively.

During 1996 and 1995, the Company granted options to purchase shares to two key officers, under separate plans, in conjunction with terms of their initial employment (the "Key Officer Plans"). No shares are available for grant under the Key Officer Plans as of December 31, 2001.

Under the Promotion Plan, shares of Common Stock may be granted in the form of options or other stock awards to golf professionals and other endorsers at prices that may be less than the market value of the stock at the grant date. The 2001 Directors Plan permits the granting of options to purchase shares of Common Stock to Directors of the Company who are not employees, at prices based on the market value of the stock at the date of grant.

Callaway Golf Company


The following table presents shares authorized, available for future grant and outstanding under each of the Company's plans as of December 31, 2001:


(IN THOUSANDS)
                                    Authorized       Available       Outstanding
--------------------------------------------------------------------------------
1991 Plan                               10,000              --               958
Promotion Plan                           3,560             771               870
1995 Plan                               10,800           2,683             6,050
1996 Plan                                9,000           1,926             5,549
1998 Plan                                  500             300               166
Key Officer Plans                        1,100              --               720
2001 Directors Plan                        500             456                44
Directors Plan                             840              --               396
--------------------------------------------------------------------------------
Total                                   36,300           6,136            14,753
================================================================================


Under the Company's stock option plans, outstanding options vest over periods ranging from zero to five years from the grant date and expire up to 12 years after the grant date.

The following summarizes stock option transactions for the years ended December 31, 2001, 2000 and 1999:


(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                                        YEAR ENDED DECEMBER 31,
                                                                 2001                           2000                           1999
------------------------------------------------------------------------------------------------------------------------------------
                                                            Weighted-                      Weighted-                      Weighted-
                                                              Average                        Average                        Average
                                                             Exercise                       Exercise                       Exercise
                                           Shares               Price     Shares               Price     Shares               Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           16,758    $          19.66     15,747    $          20.46     13,637    $          22.62
Granted                                     3,475    $          19.72      4,461    $          13.71      4,012    $          11.30
Exercised                                  (3,634)   $          12.39     (2,252)   $          10.64       (851)   $           6.40
Canceled                                   (1,846)   $          26.77     (1,198)   $          25.01     (1,051)   $          24.95
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                 14,753    $          20.57     16,758    $          19.66     15,747    $          20.46
Options exercisable at end of year         11,484    $          21.20     12,394    $          19.99     11,066    $          18.64
------------------------------------------------------------------------------------------------------------------------------------
Price range of outstanding options                   $ 5.00 - $ 40.00               $ 2.50 - $ 40.00               $ 0.44 - $ 40.00
====================================================================================================================================


The exercise price of all options granted during 2001 was equal to the market value on the date of grant. The following table summarizes additional information about outstanding stock options at December 31, 2001:


                                                           Weighted-Average
                                                  Number           Remaining                              Number
                               Range of      Outstanding         Contractual   Weighted-Average      Exercisable   Weighted-Average
                         Exercise Price   (in thousands)          Life-Years     Exercise Price   (in thousands)     Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
                             $  5- $ 10               86                1.81            $  5.95               78            $  5.57
                             $ 10- $ 15            4,897                5.20            $ 12.63            3,940            $ 12.44
                             $ 15- $ 25            4,595                6.72            $ 18.63            2,723            $ 18.63
                             $ 25- $ 40            5,175                3.12            $ 30.05            4,743            $ 30.22
------------------------------------------------------------------------------------------------------------------------------------
                             $  5- $ 40           14,753                4.93            $ 20.57           11,484            $ 21.20
====================================================================================================================================

                                                           Callaway Golf Company


During 2001 and 2000, the Company, at its discretion, extended the expiration terms or accelerated the vesting of 1,422,000 and 622,000 options, respectively, held by certain employees and officers. Also, during 1999, the Company, at its discretion, extended the expiration terms of 1,532,000 options held by certain employees and officers. At the time of the modifications, the exercise prices of the options were in excess of the then-current market price and accordingly these actions did not result in compensation expense for the Company. Also during 2001, the Company, at its discretion, indirectly re-priced 17,000 options and recognizes compensation expense related to these options in accordance with variable plan accounting.

SHAREHOLDERS' RIGHTS PLAN The Company has a plan to protect shareholders' rights in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding Common Stock carries one right to purchase one one-thousandth of a share of the Company's Series "A" Junior Participating Preferred Stock (the "Right"). The Right entitles the holder, under certain circumstances, to purchase Common Stock of Callaway Golf Company or of the acquiring company at a substantially discounted price ten days after a person or group publicly announces it has acquired or has tendered an offer for 15% or more of the Company's outstanding Common Stock. The Rights are redeemable by the Company at $.01 per Right and expire in 2005.

RESTRICTED COMMON STOCK During 1998, the Company granted 130,000 shares of Restricted Common Stock with a fair value of $31 per share to 26 officers of the Company. Of these shares, 80,250 shares have been canceled due to the service requirement not being met. During 1998, the Company, at its discretion, accelerated the vesting of 20,000 shares and recorded related compensation expense of $618,000. The remaining 29,750 shares, which are restricted as to sale or transfer until vesting, will vest on January 1, 2003. The net compensation expense of $922,000 related to the remaining shares is being recognized ratably over the vesting period, based on the difference between the exercise price and market value of the stock on the measurement date.

EMPLOYEE STOCK PURCHASE PLAN The Company had an Employee Stock Purchase Plan ("ESPP") whereby eligible employees purchased shares of Common Stock at 85% of the lower of the fair market value on the first day of a two year offering period or the last day of each six month exercise period. Eligible employees authorized the Company to withhold compensation during an offering period, subject to certain limitations. In May 1999, the Company's shareholders approved a new ESPP (the "1999 ESPP") with substantially the same terms as the ESPP. This plan was effective February 1, 2000 upon the termination of the ESPP.

During 2001, 2000 and 1999, approximately 506,000, 412,000 and 378,000 shares, respectively, of the Company's Common Stock were purchased under the 1999 ESPP or the ESPP. As of December 31, 2001, 1,277,000 shares were reserved for future issuance under the 1999 ESPP.

COMPENSATION EXPENSE During 2001, 2000 and 1999, the Company recorded $342,000, $2,157,000 and $1,390,000, respectively, in compensation expense for Restricted Common Stock and certain options to purchase shares of Common Stock granted to employees, officers, professional endorsers and consultants of the Company. The valuation of options granted to non-employees is estimated using the Black-Scholes option-pricing model.

Unearned compensation has been charged for the value of options granted to both employees and non-employees on the measurement date based on the valuation methods described above. These amounts are amortized over the vesting period. The unamortized portion of unearned compensation is shown as a reduction of shareholders' equity in the accompanying consolidated balance sheet.

PRO FORMA DISCLOSURES If the Company had elected to recognize compensation expense based upon the fair value at the grant date for employee awards under these plans, the Company's net income and earnings per share would be changed to the pro forma amounts indicated below:

(IN THOUSANDS, EXCEPT PER SHARE DATA)                   YEAR ENDED DECEMBER 31,
                                             2001           2000           1999
--------------------------------------------------------------------------------
Net income:
  As reported                            $ 58,375       $ 80,999       $ 55,322
  Pro forma                              $ 43,948       $ 58,761       $ 34,422
Earnings per Common Share:
  As reported
    Basic                                $   0.84       $   1.16       $   0.79
    Diluted                              $   0.82       $   1.13       $   0.78
  Pro forma
    Basic                                $   0.63       $   0.84       $   0.49
    Diluted                              $   0.62       $   0.83       $   0.48

The pro forma amounts reflected above may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense as the options vest and additional options may be granted in future years. The fair value of employee stock options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                        YEAR ENDED DECEMBER 31,
                                           2001            2000            1999
--------------------------------------------------------------------------------
Dividend yield                             1.6%            1.1%            1.4%
Expected volatility                       53.9%           53.0%           45.6%
Risk free interest rates          3.81% - 4.22%   5.18% - 5.56%   5.36% - 6.24%
Expected lives                      3 - 4 years     3 - 4 years     3 - 4 years

The weighted-average grant-date fair value of options granted during 2001, 2000 and 1999 was $6.98, $6.91 and $3.57 per share, respectively. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of grants under the Company's employee stock-based compensation plans.

NOTE 9
Employee Benefit Plans
The Company has a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all employees who satisfy the age and service requirements under the 401(k) Plan. Each participant may elect to contribute up to 15% of annual compensation, up to the maximum permitted under Federal law, and the Company is obligated to contribute annually an amount equal to 100% of the participant's contribution up to 6% of that participant's annual compensation. Employees contributed

Callaway Golf Company


$6,353,000, $6,119,000 and $5,486,000 to the 401(k) Plan in 2001, 2000 and 1999,
respectively. In accordance with the provisions of the 401(k) Plan, the Company matched employee contributions in the amount of $4,474,000, $4,706,000 and $4,510,000 during 2001, 2000 and 1999, respectively. Additionally, the Company can make discretionary contributions based on the profitability of the Company. For the years ended December 31, 2001, 2000 and 1999, the Company recorded compensation expense for discretionary contributions of $3,786,000, $3,799,000 and $3,605,000, respectively.

The Company also has an unfunded, non-qualified deferred compensation plan. The plan allows officers, certain other employees and directors of the Company to defer all or part of their compensation, to be paid to the participants or their designated beneficiaries upon retirement, death or separation from the Company. To support the deferred compensation plan, the Company has elected to purchase Company-owned life insurance. The cash surrender value of the Company-owned insurance related to deferred compensation is included in other assets and was $10,556,000 and $8,310,000 at December 31, 2001 and 2000, respectively. The liability for the deferred compensation is included in long-term liabilities and was $8,297,000 and $9,884,000 at December 31, 2001 and 2000, respectively. For the years ended December 31, 2001, 2000 and 1999, the total participant deferrals, which are reflected in long-term liabilities, were $836,000, $843,000 and $997,000, respectively. Included in other income during 1999 were net proceeds from an insurance policy related to the deferred compensation plan of $3,622,000.

NOTE 10
INCOME TAXES
The Company's income before income tax provision was subject to taxes in the following jurisdictions for the following periods:

(IN THOUSANDS)                                          YEAR ENDED DECEMBER 31,
                                           2001            2000            1999
--------------------------------------------------------------------------------
United States                         $  75,872       $ 101,890       $  75,799
Foreign                                  22,320          27,432           9,698
--------------------------------------------------------------------------------
                                      $  98,192       $ 129,322       $  85,497
================================================================================

The provision for income taxes is as follows:

(IN THOUSANDS)                                          YEAR ENDED DECEMBER 31,
                                           2001            2000            1999
--------------------------------------------------------------------------------
Current tax provision:
  Federal                             $  23,056       $  26,616       $  14,779
  State                                   3,350           5,130           2,774
  Foreign                                 8,273          10,623           3,044
Deferred tax expense (benefit):
  Federal                                 3,595           7,463           8,956
  State                                   1,526          (1,596)          1,162
  Foreign                                    17            (870)           (540)
--------------------------------------------------------------------------------
Income tax provision                  $  39,817       $  47,366       $  30,175
================================================================================

During 2001, 2000 and 1999, the Company recognized certain tax benefits related to stock option exercises in the amount of $14,520,000, $6,806,000 and $2,377,000, respectively. Such benefits were recorded as a reduction of income taxes payable and an increase in paid-in capital.

Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related asset or liability. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

(IN THOUSANDS)                                                     DECEMBER 31,
                                                           2001            2000
--------------------------------------------------------------------------------
Deferred tax assets:
Reserves and allowances                                $ 20,032        $ 22,365
Depreciation and amortization                             2,962          12,225
Compensation and benefits                                 5,506           7,208
Effect of inventory overhead adjustment                   3,571           1,934
Compensatory stock options and rights                     2,344           3,473
Foreign net operating loss carryforwards                     --             107
Revenue recognition                                       8,433           1,320
Long-lived asset impairment                               1,738           1,738
Capital loss carryforward                                   283             834
Tax credit carryforwards                                  2,192           3,200
Other                                                     5,612           1,793
--------------------------------------------------------------------------------
Total deferred tax assets                                52,673          56,197
Valuation allowance for deferred tax assets              (2,764)         (1,354)
--------------------------------------------------------------------------------
Deferred tax assets, net of valuation allowance          49,909          54,843
Deferred tax liabilities:
State taxes, net of federal income tax benefit           (2,361)         (2,157)
--------------------------------------------------------------------------------
Net deferred tax assets                                $ 47,548        $ 52,686
================================================================================

At December 31, 2001, the Company had $2,192,000 of credit carryforwards primarily relating to state investment tax credits which expire at various dates between December 31, 2007 and 2009.

A valuation allowance has been established due to the uncertainty of realizing certain tax attribute carryforwards, and a portion of other deferred tax assets. Based on management's assessment, it is more likely than not that all the net deferred tax assets will be realized through future earnings.

A reconciliation of income taxes computed by applying the statutory U.S. income tax rate to the Company's income before income taxes to the income tax provision is as follows:


(IN THOUSANDS)                                          YEAR ENDED DECEMBER 31,
                                           2001            2000            1999
--------------------------------------------------------------------------------
Amounts computed at statutory
   U.S. tax rate                      $  34,367       $  45,263       $  29,924
State income taxes, net of
   U.S. tax benefit                       4,047           4,112           3,046
State tax credits, net of
   U.S. tax benefit                        (878)           (325)         (2,075)
Nondeductible foreign losses                 --              65            (476)
Expenses with no tax benefit                693             931             814
Nondeductible capital losses                 --              --             130
Foreign sales corporation
   tax benefits                          (1,406)         (1,487)         (1,471)
Nontaxable insurance proceeds                --              --          (1,408)
Change in deferred tax
   valuation allowance                    1,410          (2,836)          2,431
Other                                     1,584           1,643            (740)
--------------------------------------------------------------------------------
Income tax provision                  $  39,817       $  47,366       $  30,175
================================================================================

U.S. tax return examinations have been completed for the years through 1994. Management believes adequate provisions for income tax have been recorded for all years.

                                                           Callaway Golf Company


NOTE 11
COMMITMENTS AND CONTINGENCIES
SUPPLY OF ELECTRICITY AND ENERGY CONTRACTS In the second quarter of 2001, the Company entered into an agreement with Pilot Power Group, Inc. ("Pilot Power") as the Company's energy service provider and in connection therewith entered into a long-term, fixed-priced, fixed-capacity, energy supply contract ("Enron Contract") with Enron Energy Services, Inc. ("EESI"), a subsidiary of Enron Corporation, as part of a comprehensive strategy to ensure the uninterrupted supply of energy while capping electricity costs in the volatile California energy market. The Enron Contract provided, subject to the other terms and conditions of the contract, for the Company to purchase nine megawatts of energy per hour from June 1, 2001 through May 31, 2006 (394,416 megawatts over the term of the contract). The total purchase price for such energy over the full contract term was approximately $43,484,000.

At the time the Company entered into the Enron Contract, nine megawatts per hour was in excess of the amount the Company expected to be able to use in its operations. The Company agreed to purchase this amount, however, in order to obtain a more favorable price than the Company could have obtained if the Company had purchased a lesser quantity. The Company expected to be able to sell any excess supply through Pilot Power.

On November 29, 2001, the Company notified EESI that, among other things, EESI was in default of the Enron Contract and that based upon such default, and for other reasons, the Company was terminating the Enron Contract effective immediately. At the time of termination, the contract price for the remaining energy to be purchased under the Enron Contract through May 2006 was approximately $39,126,000.

On November 30, 2001, EESI notified the Company that it disagreed that it was in default of the Enron Contract and that it was prepared to deliver energy pursuant to the Enron Contract. On December 2, 2001, EESI, along with Enron Corporation and numerous other related entities, filed for bankruptcy. Since November 30, 2001, the parties have not been operating under the Enron Contract and Pilot Power has been providing energy to the Company from alternate suppliers.

As a result of the Company's notice of termination to EESI, and certain other automatic termination provisions under the Enron Contract, the Company believes that the Enron Contract has been effectively and appropriately terminated. There can be no assurance that EESI or another party will not assert a future claim against the Company or that a bankruptcy court or arbitrator will not ultimately nullify the Company's termination of the Enron Contract. No provision has been made for contingencies or obligations, if any, under the Enron Contract beyond November 30, 2001.

LEGAL MATTERS On July 24, 2000, Bridgestone Sports Co., Ltd. ("Bridgestone") filed a complaint for patent infringement in the United States District Court for the Northern District of Georgia, Civil Action No. 100-CV-1871, against Callaway Golf Company, Callaway Golf Ball Company (collectively "Callaway Golf"), and a golf retailer located in Georgia (the "U.S. Action"). On October 13, 2000, Bridgestone and the retailer defendant entered into a consent judgment discontinuing the action against the retailer. On December 14, 2000, Bridgestone filed an action in the Tokyo, Japan District Court asserting patent infringement against Callaway Golf's wholly-owned subsidiary, Callaway Golf K.K., based on its sale of Rule 35 Softfeel golf balls in Japan (the "Japan Action"). On October 9, 2001, the Company and Bridgestone announced that they signed a golf ball patent license agreement permitting the Company to use a number of Bridgestone's three piece golf ball patents worldwide. As a result of the license agreement, the U.S. Action and Japan Action were dismissed.

On April 6, 2001, a complaint was filed against Callaway Golf Company and Callaway Golf Sales Company (collectively, the "Company"), in the Circuit Court of Sevier County, Tennessee, Case No. 2001-241-IV. The complaint seeks to assert a class action by plaintiff on behalf of himself and on behalf of consumers in Tennessee and Kansas who purchased selected Callaway Golf products on or after March 30, 2000. Specifically, the complaint alleges that the Company adopted a New Product Introduction Policy governing the introduction of certain of the Company's new products in violation of Tennessee and Kansas antitrust and consumer protection laws. The plaintiff is seeking damages, restitution and punitive damages.

On October 3, 2001, the Company filed suit in the United States District Court for the District of Delaware, Civil Action No. 01-669, against Dunlop Slazenger Group Americas, Inc., d/b/a MaxFli ("MaxFli"), for infringement of a golf ball aerodynamics patent owned by the Company. On October 15, 2001, MaxFli filed an answer to the complaint denying any infringement, and also filed a counterclaim against the Company asserting that a former MaxFli employee now working for the Company had disclosed confidential MaxFli trade secrets to the Company, and that the Company had used that information to enter the golf ball business. Among other remedies, MaxFli is seeking damages in an unspecified amount and injunctive relief.

The Company and its subsidiaries, incident to their business activities, are parties to a number of legal proceedings, lawsuits and other claims, including the matters specifically noted above. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance, or the financial impact with respect to these matters as of December 31, 2001. However, management believes at this time that the final resolution of these matters, individually and in the aggregate, will not have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

VENDOR ARRANGEMENTS The Company is dependent on a limited number of suppliers for its clubheads and shafts, some of which are single-sourced. In addition, some of the Company's products require specifically developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. The Company believes that suitable clubheads and shafts could be obtained from other manufacturers in the event its regular suppliers are unable to provide components. However, any significant production delay or disruption caused by the inability of current suppliers to deliver or the transition to other suppliers could have a material adverse impact on the Company's results of operations. The Company is also single-sourced or dependent on a limited number of suppliers for the materials it uses to make its golf balls. Many of the materials are customized for the Company. Any delay or interruption in such supplies could have a material adverse impact upon the Company's golf ball business. If the Company did experience any such delays or interruptions, there is no assurance that the Company would be able to find adequate alternative suppliers at a reasonable cost or without significant disruption to its business.

The Company has entered into long-term purchase agreements for various key raw materials. The purchase commitments covered by these agreements aggregate approximately $4,000,000 per year for 2002 and 2003.

LEASE COMMITMENTS The Company leases certain warehouse, distribution and office facilities, as well as office and manufacturing equipment under operating leases. Lease terms range from one to ten years expiring at various dates through December 2008, with options to renew at varying terms. Commitments for minimum lease payments under non-cancelable operating

Callaway Golf Company


leases as of December 31, 2001 are as follows:

(IN THOUSANDS)
------------------------------------------------
2002                                    $ 7,598
2003                                      2,792
2004                                      2,039
2005                                      1,929
2006                                      1,974
Thereafter                                1,922
------------------------------------------------
                                        $18,254
================================================

Future minimum lease payments have not been reduced by future minimum sublease rentals of $1,882,000 under an operating lease. At December 31, 2001, the Company is contingently liable for $3,167,000 through February 2003 under an operating lease that was assigned to a third party (Note 12). Rent expense for the years ended December 31, 2001, 2000, and 1999 was $3,759,000, $3,197,000 and
$2,315,000, respectively. Rent expense for 1999 does not include a credit of $6,076,000 related to the reversal of a restructuring reserve for excess lease costs (Note 12).

EMPLOYMENT CONTRACTS The Company has entered into employment contracts with each of the Company's officers. These contracts generally provide for severance benefits, including salary continuation, if the officer is terminated by the Company for convenience or by the officer for substantial cause. In addition, in order to assure that the officers would continue to provide independent leadership consistent with the Company's best interests in the event of an actual or threatened change in control of the Company, the contracts also generally provide for certain protections in the event of such a change in control. These protections include the extension of employment contracts and the payment of certain severance benefits, including salary continuation, upon the termination of employment following a change in control. The Company is also generally obligated to reimburse such officers for the amount of any excise taxes associated with such benefits.

NOTE 12
RESTRUCTURING
In 1998, the Company recorded a restructuring charge of $54,235,000 resulting from a number of cost reduction actions and operational improvements. These actions included: the consolidation of the operations of the Company's wholly-owned subsidiary, Odyssey, into the operations of the Company while maintaining the distinct and separate Odyssey brand; the discontinuation, transfer or suspension of certain initiatives not directly associated with the Company's core business, such as the Company's involvement with interactive golf sites, golf book publishing, new player development and a golf venue in Las Vegas; and the re-sizing of the Company's core business to reflect current and expected business conditions. These initiatives were completed during 1999, with the exception of cash outlays related to the assignment of a lease obligation for a facility in New York City that continued through July 2000. During 1999, the Company incurred charges of $1,295,000 on the disposition of building improvements eliminated during the consolidation of manufacturing operations, as well as other charges of $671,000. These charges did not meet the criteria for accrual in 1998. The Company also incurred charges of $749,000 during 1999 related to asset dispositions and other restructuring activities for which reserves were not established in 1998. Additionally, in 1999, the Company reversed $8,609,000 of the reserve as actual amounts differed from estimates established in 1998. The reversal was primarily attributable to the $6,076,000 reversed as a result of the assignment of a lease obligation at terms significantly more favorable than estimated at the establishment of the reserve combined with the $1,470,000 reversal related to the disposition of two buildings at higher sales prices than estimated. No charges were incurred during 2000 and during the third quarter of 2000, the restructuring reserve balance was fully depleted.

NOTE 13
ACQUISITIONS AND REORGANIZATIONS
During the first quarter of 2001, the Company acquired distribution rights and substantially all of the assets from its distributors in Spain and Australia for $4,400,000 and $1,400,000, respectively. These acquisitions were accounted for using the purchase method. On December 29, 2000, the Company consolidated a wholly-owned subsidiary, Callaway Golf Ball Company, with the Company. During 1999, the Company acquired distribution rights and substantially all of the assets from its distributor in Ireland for $810,000. Also in 1999, the Company merged its subsidiary, Callaway Golf Europe, S.A., with another of its subsidiaries, Callaway Golf Europe, Ltd. and now operates in France through a satellite office. These acquisitions are not considered significant business combinations. Accordingly, pro forma financial information is not presented.

NOTE 14
SEGMENT INFORMATION
The Company's operating segments are organized on the basis of products and include golf clubs and golf balls. The Golf Clubs segment consists of Callaway Golf titanium and stainless steel metal woods and irons, Callaway Golf and Odyssey putters and wedges and related accessories. The Golf Balls segment consists of golf balls that are designed, manufactured, marketed and distributed by the Company. There are no significant intersegment transactions. The tables below contain information utilized by management to evaluate its operating segments.

(IN THOUSANDS)
                                         2001             2000             1999
--------------------------------------------------------------------------------
Net sales
  Golf Clubs                        $ 761,310        $ 803,663        $ 719,038
  Golf Balls                           54,853           33,964               --
--------------------------------------------------------------------------------
                                    $ 816,163        $ 837,627        $ 719,038
================================================================================
Income (loss) before tax
  Golf Clubs                        $ 184,770        $ 213,786        $ 175,794
  Golf Balls                          (17,868)         (45,918)         (36,097)
  Reconciling items(1)                (68,710)         (38,546)         (54,200)
--------------------------------------------------------------------------------
                                    $  98,192        $ 129,322        $  85,497
================================================================================
Identifiable assets(2)
  Golf Clubs                        $ 343,741        $ 317,036        $ 303,905
  Golf Balls                           60,166           52,255           42,293
--------------------------------------------------------------------------------
                                    $ 403,907        $ 369,291        $ 346,198
================================================================================

(1) Represents corporate general and administrative expenses and other income (expense) not utilized by management in determining segment profitability.
(2) Identifiable assets are comprised of net inventory, property, plant and equipment and intangible assets. Total identifiable assets differ from total assets as a result of unidentified corporate assets not segregated between the two segments.

The Company markets its products domestically and internationally, with its principal international markets being Japan and Europe. The tables below contain information about the geographical areas in which the Company operates. Revenues are attributed to the location to which the product was shipped. Long-lived assets are based on location of domicile.

                                                           Callaway Golf Company


(IN THOUSANDS)
                                                                     Long-Lived
                                                          Sales          Assets
--------------------------------------------------------------------------------
2001
United States                                         $ 444,091       $ 234,281
Japan                                                   130,706           3,415
Europe                                                  118,417          13,261
Rest of Asia                                             63,928             729
Other foreign countries                                  59,021           2,877
--------------------------------------------------------------------------------
                                                      $ 816,163       $ 254,563
================================================================================
2000
United States                                         $ 451,264       $ 228,920
Japan                                                   122,003           3,229
Europe                                                  125,511          11,229
Rest of Asia                                             82,371             994
Other foreign countries                                  56,478           3,164
--------------------------------------------------------------------------------
                                                      $ 837,627       $ 247,536
================================================================================
1999
United States                                         $ 418,397       $ 241,241
Japan                                                    55,927           2,634
Europe                                                  115,673          14,027
Rest of Asia                                             73,121             974
Other foreign countries                                  55,920           3,481
--------------------------------------------------------------------------------
                                                      $ 719,038       $ 262,357
================================================================================

The Company, through a distribution agreement, had appointed Sumitomo as the sole distributor of Callaway Golf clubs in Japan. The distribution agreement, which began in February 1993 and ended on December 31, 1999, required Sumitomo to purchase specified minimum quantities. In 1999, sales to Sumitomo accounted for 7% of the Company's net sales. In the fourth quarter of 1999, the Company successfully completed negotiations with Sumitomo to provide a transition of its business. As a result of this transition agreement, the Company purchased all undamaged, unopened inventory products in the possession of the distributor and paid a transition fee to the distributor. The Company recorded a net charge of $8,600,000 in the fourth quarter of 1999 for transition expenses, excess and obsolete inventory purchased, and foreign currency transaction losses. The transition expenses, excess and obsolete inventory charge, and foreign currency transaction losses were included in income from operations, gross profits, and other income, respectively. The Company also purchased saleable products and accordingly increased its inventory balance by $3,600,000. Odyssey brand products are sold through the Company's wholly-owned Japanese subsidiary, Callaway Golf K.K., and beginning January 1, 2000, Callaway Golf brand products were sold through this subsidiary.

NOTE 15
LICENSING ARRANGEMENTS
In 2001, the Company and Nordstrom, Inc. mutually terminated their prior licensing arrangement, which included men's and women's golf apparel, men's footwear and sun and skin care products. Also in 2001, the Company entered into an exclusive licensing arrangement with Ashworth, Inc. for the creation of a complete line of men's and women's apparel for distribution in the United States, Canada, Europe, Australia, New Zealand and South Africa. In addition, the Company also entered into a long-term licensing agreement with Sanei International Co., Ltd. to create and sell Callaway Golf apparel in Japan. The Company's golf apparel products will be available at retail beginning in 2002. The first full year for which the Company will receive royalty revenue under these licensing arrangements is 2003.

NOTE 16
TRANSACTIONS WITH RELATED PARTIES
A director of the Company is also a senior managing director of an investment bank which performed services for the Company. Investment banking fees incurred with this investment bank totaled $557,000 in 2001 and no fees were paid in 2000 and 1999. Another director of the Company is also an advisory partner of a law firm which performs legal services for the Company. Legal fees incurred with this law firm totaled $351,000, $469,000 and $1,063,000 in 2001, 2000, and 1999,
respectively.

The Callaway Golf Company Foundation (the "Foundation") oversees and administers charitable giving for the Company and makes grants to carefully selected organizations. Directors and executive officers of the Company also serve as directors of the Foundation and the Company's employees provide accounting and administrative services for the Foundation. In 2001, the Company recognized a charitable contribution expense of $1,000,000 as a result of its unconditional promise to contribute such amount to the Foundation. As of December 31, 2001, the Company had paid $584,000 of the contribution. The remaining $416,000 was to be paid in 2002. In 2000 and 1999, the Company donated $288,000 and $232,000, respectively, to the Foundation.

During 1998, the Company entered into an agreement with Callaway Editions, Inc. to form CGMV, a limited liability company that was owned 80% by the Company and 20% by Callaway Editions, Inc. ("Callaway Editions"). Callaway Editions is a publishing and media company which was owned 9% by Ely Callaway, Chairman, President and Chief Executive Officer of the Company, and 81% by his son, Nicholas Callaway. During 1999, in connection with the termination of its relationship with CGMV, the Company forgave the existing loan balance from CGMV of approximately $2,142,000, sold its interest to Callaway Editions for a nominal amount and paid $1,000,000 as consideration for release from its obligation to loan CGMV up to $20,000,000. These transactions did not result in a charge in 1999, as they were adequately accrued in the 1998 restructuring reserve (Note 12).

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

NOTE 17
SUBSEQUENT EVENT
In December 1998, the Company entered into a master lease agreement for the acquisition and lease of machinery and equipment utilized in the Company's golf ball operations. By December 31, 1999, the Company had finalized its lease program and leased $50,000,000 of equipment under the operating lease. On February 11, 2002, pursuant to the master lease agreement, the Company notified the lessor of its election to purchase the leased equipment in August 2002 for approximately $44,834,000 plus the payment of approximately $5,200,000 of lease termination fees

Callaway Golf Company


                    REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of Callaway Golf Company:


We have audited the accompanying consolidated balance sheet of Callaway Golf Company (a Delaware corporation) and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callaway Golf Company and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP
San Diego, California
January 15, 2002 (except with respect to
the matter discussed in Note 17, as to
which the date is February 11, 2002)




To the Board of Directors and Shareholders of Callaway Golf Company:


In our opinion, the accompanying consolidated balance sheet as of December 31, 2000 and the related consolidated statements of operations, of cash flows and of shareholders' equity for each of the two years in the period ended December 31, 2000 present fairly, in all material respects, the financial position, results of operations and cash flows of Callaway Golf Company and its subsidiaries at December 31, 2000 and for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
San Diego, California
March 19, 2001

                                                           Callaway Golf Company



CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS
In early 2001, the Company's Audit Committee requested that the Company evaluate proposals from other firms in addition to its then current outside auditor, PricewaterhouseCoopers ("PwC"). Management solicited proposals from likely candidates, and during the second quarter of 2001 the Audit Committee reviewed a number of candidates that had been pre-screened by management. At the conclusion of this review process, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the appointment, effective as of June 18, 2001, of Arthur Andersen LLP ("Arthur Andersen") as the Company's new outside auditor for fiscal year 2001 (PwC's engagement officially ended on June 15, 2001). The Audit Committee recommended the change because, among other things, it believed that a change in outside auditor could help assure an independent and rigorous review of the Company's practices. (PwC had been the Company's outside auditor for over ten years). In addition, the Committee felt that Arthur Andersen offered a very high level of audit services at a competitive cost to the Company.

The report of Arthur Andersen in connection with its audit of the Company's consolidated financial statements for the year ended December 31, 2001 does not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

PwC's reports in connection with its audits of the Company's consolidated financial statements for the years ended December 31, 2000 and December 31, 1999, do not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In addition, during the Company's fiscal years ended December 31, 2000 and December 31, 1999 and through the subsequent interim period through the date PwC ceased to be the Company's auditor, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to PwC's satisfaction would have caused PwC to make reference to the subject matter of the disagreement in connection with its reports.



                 SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                                     FISCAL YEAR 2001 QUARTERS
                                                                     1st          2nd(2)         3rd(2)           4th         Total
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                      $ 261,365      $ 253,655      $ 195,848      $ 105,295     $ 816,163
Gross profit                                                   $ 136,907      $ 131,936      $  95,024      $  40,711     $ 404,578
Net income (loss)                                              $  34,075      $  26,975      $   6,519      $  (9,194)    $  58,375
Earnings (loss) per common share(1)
  Basic                                                        $    0.49      $    0.38      $    0.09      $   (0.14)    $    0.84
  Diluted                                                      $    0.47      $    0.36      $    0.09      $   (0.14)    $    0.82
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                          FISCAL YEAR 2000 QUARTERS
                                                                     1st            2nd            3rd            4th         Total
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                      $ 197,406      $ 289,922      $ 208,081      $ 142,218     $ 837,627
Gross profit                                                   $  88,265      $ 144,507      $ 102,031      $  62,705     $ 397,508
Income before cumulative effect of accounting change           $  13,098      $  44,189      $  20,055      $   4,614     $  81,956
Cumulative effect of accounting change                         $    (957)     $      --      $      --      $      --     $    (957)
Net income                                                     $  12,141      $  44,189      $  20,055      $   4,614     $  80,999
Earnings per common share(1)
  Basic
    Income before cumulative effect of accounting change       $    0.18      $    0.63      $    0.29      $    0.07     $    1.17
    Cumulative effect of accounting change                     $   (0.01)     $   --         $   --         $   --        $   (0.01)
                                                               ---------------------------------------------------------------------
                                                               $    0.17      $    0.63      $    0.29      $    0.07     $    1.16
  Diluted
    Income before cumulative effect of accounting change       $    0.18      $    0.61      $    0.29      $    0.07     $    1.14
    Cumulative effect of accounting change                     $   (0.01)     $   --         $   --         $   --        $   (0.01)
                                                               ---------------------------------------------------------------------
                                                               $    0.17      $    0.61      $    0.29      $    0.07     $    1.13
------------------------------------------------------------------------------------------------------------------------------------

(1) Earnings per share is computed individually for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.
(2) The Company's net income and earnings per common share includes the recognition of unrealized energy contract losses due to changes in the estimated fair value of the energy contract based on market rates. During the second and third quarters of 2001, the Company recorded $6,400,000 and $7,800,000, respectively, of after-tax unrealized losses. During the fourth quarter of 2001, the Company terminated the energy contract. As a result, the Company will continue to reflect the derivative valuation account on its balance sheet with no future valuation adjustments for changes in market rates, subject to periodic review (Notes 6 and 11).

Callaway Golf Company

            MARKET FOR COMMON SHARES AND RELATED SHAREHOLDER MATTERS

The Company's Common Shares are traded on the New York Stock Exchange (NYSE). The Company's symbol for its Common Shares is "ELY." As of March 8, 2002, the approximate number of holders of record of the Company's Common Stock was 9,000.

STOCK PRICE INFORMATION

                                                        YEAR ENDED DECEMBER 31,
                                            2001                           2000
--------------------------------------------------------------------------------
Period:                High       Low   Dividend      High       Low   Dividend
First Quarter       $ 27.01   $ 17.25    $  0.07   $ 17.75   $ 11.00    $  0.07
Second Quarter      $ 26.34   $ 14.60    $  0.07   $ 20.56   $ 14.81    $  0.07
Third Quarter       $ 18.12   $ 12.21    $  0.07   $ 16.69   $ 12.44    $  0.07
Fourth Quarter      $ 19.83   $ 12.87    $  0.07   $ 19.56   $ 14.50    $  0.07
--------------------------------------------------------------------------------

59